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CONTENTS

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from a financial adviser authorised, if you are in the United Kingdom, pursuant to the Financial Services and Markets Act 2000 or, if you are not in the United Kingdom, from another appropriately authorised financial adviser.

If you have sold or otherwise transferred all of your COLT Shares, please send this document, and if relevant, the accompanying Application Form, as soon as possible, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward delivery to the purchaser or transferee. The distribution of this document and/or the accompanying documents, and/or the transfer of Open Offer Entitlements through CREST, in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document and/or the accompanying documents comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

COLT Telecom Group S.A. ("COLT S.A.") whose registered office is at Kansallis House, Place de l'Etoile, L-1479 Luxembourg is responsible for the information given in this Prospectus. COLT S.A. declares that, having taken all reasonable care to ensure that such is the case, the information contained in this Prospectus is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

COLT Lux Finance S.à r.l. (the "Selling Shareholder" or "CLF"), in its capacity as offeror of the Open Offer Shares, whose registered office is at Kansallis House, Place de l'Etoile, L-1479 Luxembourg, is responsible for the information given in Parts I, III, IX, X and XV of this Prospectus so far as it relates to the terms of the sale of the Open Offer Shares and to the Selling Shareholder itself. The Selling Shareholder declares that, having taken all reasonable care to ensure that such is the case, such information contained in such Parts is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

Applications have been made to the UK Listing Authority for the Open Offer Shares and the COLT S.A. Scheme Shares to be admitted to the Official List and to the London Stock Exchange for the Open Offer Shares and the COLT S.A. Scheme Shares to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List and to trading on the London Stock Exchange's market for listed securities together, under the Listing Rules of the UK Listing Authority, constitutes official listing on a stock exchange. If the Scheme and the sale of the Open Offer Shares proceed as presently envisaged, it is expected that admission to the Official List of the Open Offer Shares and the COLT S.A. Scheme Shares will become effective, and that dealings in the Open Offer Shares and the COLT S.A. Scheme Shares on the London Stock Exchange's market for listed securities will commence, on 3 July 2006.

This Prospectus has been approved by the CSSF which is the competent authority in Luxembourg for the purposes of the Prospectus Directive and relevant implementing measures in Luxembourg, as a prospectus issued in compliance with the Prospectus Directive and relevant implementing measures in Luxembourg for the purposes of giving information with regard to COLT S.A. and the offer in Luxembourg of the Open Offer Shares.

The Open Offer Shares are being offered to the public in Luxembourg in reliance on this Prospectus.

Qualifying non-CREST Shareholders (other than US Holders and certain Excluded Holders) will find an Application Form enclosed with this document. Qualifying CREST Shareholders (other than US Holders and certain Excluded Holders) will receive a credit to their appropriate stock accounts in CREST in respect of the Open Offer Entitlements which are expected to be enabled for settlement on 8 May 2006. Applications under the Open Offer may only be made by the Qualifying Shareholder originally entitled or by a person entitled by virtue of a bona fide market claim arising out of a sale or transfer of COLT Shares prior to the date on which the COLT Shares were marked "ex" the entitlement by the London Stock Exchange. If the Open Offer Entitlements are for any reason not enabled by 5.00 p.m. or such later time as COLT S.A. may decide on 8 May 2006, an Application Form will be sent to each Qualifying CREST Shareholder (other than US Holders and certain Excluded Holders) in substitution for the Open Offer Entitlements credited to its stock account in CREST. Holdings of COLT Shares in certificated and uncertificated form will be treated as separate holdings for the purposes of calculating Open Offer Entitlements.

A LIST OF RISK FACTORS RELATING TO COLT S.A. AND THE COLT S.A. SHARES IS SET OUT IN PART II OF THIS PROSPECTUS.

COLT TELECOM GROUP S.A.

(Incorporated and registered in Luxembourg, No. R.C.S. Luxembourg B115679)

Prospectus
in respect of the
Introduction and Admission of ordinary shares of 1.25 euro each to the Official List and to trading on the market for listed securities of the London Stock Exchange
and
Proposed offer of ordinary shares of 1.25 euro each
Sponsored by
Deutsche Bank and Morgan Stanley & Co. International Limited

Deutsche Bank and Morgan Stanley & Co. International Limited, are acting as joint sponsors for COLT S.A. in relation to the listing of the Open Offer Shares and the COLT S.A. Scheme Shares, are acting exclusively for COLT, COLT S.A. and the Selling Shareholder and no-one else in connection with the listing of the Open Offer Shares and the COLT S.A. Scheme Shares and will not be responsible to anyone other than COLT, COLT S.A. and the Selling Shareholder for providing the protections afforded to their clients or for advising any other person in connection with the listing of the Open Offer Shares, the COLT S.A. Scheme Shares or the contents of this Prospectus.

The date of this document is 5 May 2006.

Defined terms can be found on pages 221 to 227 of this document.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities law of any such jurisdiction.

This document does not constitute an offer to sell or the solicitation of an offer to buy Open Offer Shares or COLT S.A. Scheme Shares in any jurisdiction in which such offer or solicitation is unlawful. The attention of Overseas Shareholders and other recipients of this document who are residents or citizens of any country other than the United Kingdom or who have a contractual or other legal obligation to forward this document and, if relevant, the Application Form to a jurisdiction outside the United Kingdom is drawn to the paragraph headed "Overseas Shareholders" in Part IX of this document.

Except as otherwise provided herein, this document does not constitute an offer of Open Offer Shares or COLT S.A. Scheme Shares to any person who is a US Holder or who has a registered address in, or who is resident in, the Excluded Territories. Subject to certain exceptions, the Open Offer Shares and the COLT S.A. Scheme Shares may not, directly or indirectly, be offered, sold, purchased, resold or delivered in, into or within the United States or the Excluded Territories.

Securities may not be offered or sold in the United States unless they are registered under the US Securities Act of 1933, as amended, or exempt from such registration. Neither the Open Offer Shares nor the COLT S.A. Scheme Shares have been and nor will they be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States or any state, province or territory of the Excluded Territories. Subject to certain exceptions, the Open Offer Shares and the COLT S.A. Scheme Shares may not be offered, sold, purchased, resold or delivered, directly or indirectly within the United States or the Excluded Territories. Neither the Open Offer Shares nor the COLT S.A. Scheme Shares have been approved or disapproved by the United States Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the Open Offer Shares, the COLT S.A. Scheme Shares or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

The COLT S.A. Scheme Shares to be issued to persons in the United States will be issued in reliance on the exemption provided by Section 3(a)(10) of the Securities Act. COLT Shareholders who are affiliates (within the meaning of the Securities Act) of COLT or COLT S.A. before implementation of the Scheme or who are affiliates of COLT S.A. after the implementation of the Scheme will be subject to timing, manner of sale and volume restrictions on the sale of COLT S.A. Scheme Shares received in connection with the Scheme under Rule 145(d) of that Act.

This document includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact included in this document, including, without limitation, those regarding COLT S.A.'s and COLT's financial position, business strategy, plans and objectives of management for future operations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of COLT S.A., or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding COLT S.A.'s and COLT's present and future business strategies and the environment in which the COLT S.A. Group and the COLT Group will operate in the future, including, without limitation, the Risk Factors described in Part II of this document. These forward-looking statements speak only as of the date of this document. Except as required by the rules of the UK Listing Authority and the London Stock Exchange, COLT S.A. expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in COLT S.A.'s or COLT's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based other than as required by law or regulation.

DIRECTORS, PROPOSED DIRECTORS AND ADVISERS

DIRECTORS
Barry Bateman	(Non-Executive Chairman)
Antony Bates	(Executive Director – COLT Chief Administrative and Financial Officer)
Andreas Barth	(Non-Executive Director)
Vincenzo Damiani	(Non-Executive Director)
Gene Gabbard	(Non-Executive Director)
H. Frans van den Hoven	(Non-Executive Director)
PROPOSED DIRECTORS
Jean-Yves Charlier	(Executive Director – COLT Chief Executive Officer)
Hans Eggerstedt	(Non-Executive Director)
Robert Hawley	(Non-Executive Director)
Timothy Hilton	(Non-Executive Director)
John Remondi	(Non-Executive Director)
Richard Walsh	(Non-Executive Director)

REGISTERED OFFICE

Kansallis House, Place de l'Etoile, L-1479 Luxembourg

JOINT SPONSORS
Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB	Morgan Stanley & Co. International Limited 20 Cabot Square Canary Wharf London E14 4QW
LEGAL ADVISER	LEGAL ADVISER
to the Company as to English law	to the Company as to Luxembourg law
Slaughter and May One Bunhill Row London EC1Y 8YY	Elvinger Hoss & Prussen 2, Place Winston Churchill L-2014 Luxembourg Luxembourg
REPORTING ACCOUNTANT and AUDITOR of the COLT Group PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH	INDEPENDENT AUDITOR of COLT S.A. PricewaterhouseCoopers S.à r.l. 400 route d'Esch B.P. 1443 L-1014 Luxembourg

REGISTRAR	DOMICILIATION AGENT
Computershare Investor Services (Channel Islands) Ltd PO Box 83 Ordnance House 31 Pier Road St. Helier Jersey Channel Islands JE4 8PW	Fidelity Investments Luxembourg S.A. Kansallis House Place de l'Etoile L-1479 Luxembourg
DEPOSITARY	RECEIVING AGENT
Computershare Investor Services PLC PO Box 82 The Pavilions Bridgwater Road Bristol BS99 7NH	Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

2006
Open Offer Record Date	2 May
Latest time for receipt by Receiving Agent of blue form of proxy from holders of COLT Shares for the Court Meeting(1)	11.00 a.m. on 28 May
Latest time for receipt by Receiving Agent of yellow form of proxy from holders of COLT Shares for the COLT EGM(1)	11.10 a.m. on 28 May
Voting Record Time for the Court Meeting and the COLT EGM(2)	6.00 p.m. on 28 May
The Court Meeting	11.00 a.m. on 30 May
The COLT EGM(3)	11.10 a.m. on 30 May
Announcement of the Offer Price and number of Open Offer Shares to be sold in the Open Offer(4)	after 5.00 p.m. on 23 June
Court Hearing of petition to sanction the Scheme	26 June
Latest time and date for splitting Qualifying non-CREST Shareholders' Application Forms (to satisfy bona fide market claims only)(5)	3.00 p.m. on 28 June
Last day for dealings in COLT Shares(6)	29 June
Scheme Record Time(6)	6.00 p.m. on 29 June
Scheme Effective Date(6)	30 June
Suspension of listing of COLT Shares(6)	7.30 a.m. on 30 June

Latest time and date for receipt of completed Application Forms from Qualifying non-CREST Shareholders and payment in full in cleared funds in respect of the Open Offer and receipt by CRESTCo of USE instructions from Qualifying CREST Shareholders(6)	11.00 a.m. on 30 June

Delisting of COLT Shares, admission and listing of Open Offer Shares and COLT S.A. Scheme Shares, crediting of COLT S.A. DIs representing entitlements to Open Offer Shares and COLT S.A. Scheme Shares to CREST Accounts and commencement of dealings in Open Offer Shares and COLT S.A. Scheme Shares on the London Stock Exchange's market for listed securities(6)	8.00 a.m. on 3 July
Despatch of definitive share certificates for Open Offer Shares and COLT S.A. Scheme Shares in certificated form(6)	14 July

All reference to time in this Prospectus are to London time unless otherwise stated. The dates given are based on the Directors' expectations and may be subject to change.

Defined terms can be found on pages 221 to 227 of this document.

Notes:

(1)
Blue forms of proxy for the Court Meeting not returned by this time may be handed to the Chairman or the Receiving Agent at the Court Meeting prior to the vote being take (to be valid yellow forms of proxy must be lodged at least 48 hours before the time appointed for the COLT EGM).

(2)
If either the Court Meeting or the COLT EGM is adjourned, the Voting Record Time for the adjourned meeting will be 6.00 p.m. on the date falling two days before the adjourned meeting.

(3)
To commence at the time fixed or as soon thereafter as the Court Meeting concludes or is adjourned.

(4)
This time and date are indicative only.

(5)
If paying by cheque, the latest time and date for splitting Qualifying non-CREST Shareholders' Application Forms (to satisfy bona fide market claims only) is 3.00 p.m. on 22 June.

(6)
These times and dates are indicative only and will depend, among other things, on the date on which the Court sanctions the Scheme.

PART I

SUMMARY

THIS SUMMARY SHOULD BE READ AS AN INTRODUCTION TO THIS PROSPECTUS. ANY DECISION TO INVEST IN COLT S.A. SHARES SHOULD BE BASED ON CONSIDERATION OF THIS PROSPECTUS AS A WHOLE.

If you bring a claim relating to the information contained in this Prospectus before a court where English is not the language in which proceedings are conducted, you might have to bear the costs of translating this Prospectus before the legal proceedings are commenced. Civil liability attaches to the person(s) responsible for this summary, but only if the summary is misleading, inaccurate or inconsistent when read together with the other Parts of this Prospectus.

1.     Introduction, background to and reasons for the Open Offer and the Scheme

On 23 February 2006, COLT announced a number of proposals relating to the corporate structure and organisation of the COLT Group, including its intention to create a new holding company for the COLT Group domiciled in mainland Europe and to raise approximately £300 million from the sale of new equity in order to fund the redemption of some of the Notes. It is proposed that such proposals will be implemented by the insertion of COLT S.A. as the new holding company for the COLT Group by means of a scheme of arrangement under section 425 of the Companies Act and the offer of Open Offer Shares by the Selling Shareholder, a wholly-owned subsidiary of COLT S.A., to COLT Shareholders.

Over the years, the COLT Group's business has been transformed from a UK to a European multi-national business and, as at 31 December 2005, over 80 per cent. of its business and most of its network assets were in mainland Europe. COLT has concluded that its business would be better served with a holding company domiciled in mainland Europe and that this provides an opportunity to put in place a more appropriate and efficient structure that will help to reduce costs in the future. The COLT Directors believe that Luxembourg is the most appropriate jurisdiction for the new holding company, COLT S.A.. The euro is the COLT Group's most significant trading currency and this will be the currency in which COLT S.A.'s consolidated financial statements will be presented. COLT S.A.'s financial reporting will be substantially unchanged from that which is undertaken by COLT at present and its consolidated financial statements will be prepared under IFRS.

It is intended that the Open Offer Shares and the COLT S.A. Scheme Shares will be admitted to trading on the London Stock Exchange's market for listed securities.

2.     Summary of the terms of the Open Offer and the Scheme

2.1  Principal terms

The insertion of the new holding company, COLT S.A., will be effected through the Scheme under which COLT will become a wholly-owned subsidiary of COLT S.A., the new holding company of the COLT Group. Under the Scheme, all COLT Shareholders at the Scheme Record Time will receive, in exchange for every three COLT Shares then held, one COLT S.A. Scheme Share.

The Open Offer (together with the US Private Placement and the purchase arrangements with certain of the Fidelity Parties under the Purchase Agreement) comprises an offer of Open Offer Shares by the Selling Shareholder, a wholly-owned subsidiary of COLT S.A. It is intended that approximately £298.3 million (net of expenses) be raised through the sale of Open Offer Shares to COLT Shareholders at the Offer Price. The exact number of Open Offer Shares to be sold and the Offer Price will be determined towards the end of the offer period and are expected to be announced on 23 June 2006.

The Offer Price will be determined with reference to the average of the daily volume weighted average price in Sterling of a COLT Share for each Trading Day in the five day Calculation Period and then adjusted to reflect the one-for-three basis on which COLT S.A. Scheme Shares will be issued to COLT Shareholders in exchange for COLT Shares under the Scheme and rounded down to the nearest penny. However, the Offer Price will not be less than three times 90 per cent. of the Closing Price of a COLT Share immediately before the announcement of the Offer Price.

The number of Open Offer Shares will be such number as have an aggregate value of approximately £300 million at the Offer Price.

The Offer Price and the number of Open Offer Shares will be published by COLT S.A. on or as soon as practical after the Price Determination Date by means of an announcement to a Regulatory Information Service and in the Financial Times and the d'Wort and will be made available through the COLT web site at www.colt.net.

2.2  Purchase Arrangements with Fidelity

As at 2 May 2006 (the latest practicable date prior to the publication of this document), the Fidelity Parties held approximately 58.5 per cent. of COLT's issued share capital. FMR and FIL have entered into a Purchase Agreement with the Selling Shareholder (amongst others) under which, subject to certain conditions being met (i) FIL has agreed to purchase, or procure that its affiliates purchase, such number of Open Offer Shares which it and its affiliates are entitled to purchase in respect of their Open Offer Entitlements under the Open Offer; (ii) FMR has agreed to purchase, or procure that its affiliates purchase, such number of Open Offer Shares that would be equivalent to the number of Open Offer Shares which FMR and its affiliates would have been entitled to purchase had they been eligible to participate in the Open Offer; and (iii) FMR and FIL have agreed to purchase, or procure that their respective affiliates purchase, all other Open Offer Shares (including those Open Offer Shares not offered to Qualifying Shareholders who are either US Holders or Excluded Holders) which are not acquired by other COLT Shareholders and any COLT S.A. Shares arising as a result of the consolidation of fractional entitlements to the Open Offer Shares. None of the Fidelity Parties will receive any consideration in respect of these purchase commitments.

2.3  Conditions of the Open Offer

The Open Offer is conditional upon:

(A)
the Purchase Agreement having become unconditional, save for Admission of the Open Offer Shares, by not later than the Closing Date (or such other date as FMR, FIL and the Selling Shareholder may agree) and not having been terminated prior to the Closing Date;

(B)
Admission of the Open Offer Shares and the COLT S.A. Scheme Shares becoming effective by no later than 8.00 a.m. on 3 July 2006 (or such later date as FMR, FIL, COLT S.A. and the Selling Shareholder may agree);

(C)
the Court Order having been delivered to the Registrar of Companies for registration and the Scheme having become effective; and

(D)
notice of early redemption of the 2007 Notes having been given to each holder of the 2007 Notes in accordance with the terms of the indenture relating to such Notes.

2.4  Overseas Shareholders

The Open Offer is not being made in or into, and this document may not be treated as an invitation to acquire any Open Offer Shares by any COLT Shareholder resident or located in, the United States, Australia, Canada, Japan or New Zealand or by any other US Holder or Excluded Holder.

2.5  Timing

It is expected that the latest time for receipt of applications and payment under the Open Offer will be 11.00 a.m. on 30 June 2006 and that Admission of the Open Offer Shares will become effective by, and that dealings in the Open Offer Shares will commence, no later than 8.00 a.m. on 3 July 2006.

2.6  Use of Proceeds

Part of the net proceeds of the sale of the Open Offer Shares will be applied, together with existing cash resources of COLT, to fund the early redemption of all of the outstanding 2007 Notes. The balance will be applied to fund the redemption of a portion of the remaining Notes at such time or times as the COLT S.A. Group considers appropriate (whether before or at stated maturity). Pending such redemption, the balance of the net proceeds of the sale of the Open Offer Shares will be placed on deposit or invested in cash equivalent instruments.

3.     Key information

3.1  Summary historical financial information

(A)
The COLT Group

The financial information set out below has been extracted without material adjustment from the audited financial information for the years ended 31 December 2005 and 2004, prepared in accordance with IFRS, the full text of which is set out in Part B of Part XII of this document, and from the audited consolidated financial statements included in the Annual Report for the year ended 31 December 2004 and in the Annual Report for the year ended 31 December 2003, both prepared in accordance with UK GAAP and incorporated into this document by reference.

Income statement and cash flow information

	IFRS	IFRS	UK GAAP	UK GAAP
			(as previously published)	(as previously published)
	Year ended 31 December
			Year ended 31 December
	2005	2004	2004	2003
	£m	£m	£m	£m
Revenue	1,245.5	1,218.6	1,214.0	1,166.3
Interconnection and network costs	(814.2)	(813.7)	(813.7)	(766.9)
Network and other depreciation before exceptional items(1)	(227.5)	(220.5)	(222.5)	(242.9)
Selling, general and administrative expenses before exceptional items(2)	(257.9)	(248.7)	(246.6)	(236.0)

Operating loss before exceptional items	(54.1)	(64.3)	(68.8)	(79.5)
Other expenses before exceptional items(3)	(34.6)	(45.6)	(45.8)	(55.2)

Loss before taxation and before exceptional items(1),(2),(3)	(88.7)	(109.9)	(114.6)	(134.7)

Loss for the year	(335.9)	(109.9)	(114.4)	(124.6)

EBITDA(4)	173.4	156.2	153.7	163.4

Free cash flow(5)	7.0	(9.5)	(9.5)	(30.4)

(1)
Before an exceptional charge of network depreciation (£229.7 million) and other depreciation (£17.5 million) in 2005 relating to the impairment of COLT's fixed asset base.

(2)
Before an exceptional credit of £2.5 million in 2003 relating to the disposal of eCustomer Solutions France SAS ("Fitec") and COLT Internet AB (Sweden Internet).

(3)
Before UK GAAP exceptional credits of £7.6 million in 2003 and £0.2 million in 2004 relating to profits on the repurchase of debt.

(4)
EBITDA represents earnings before interest, tax, depreciation, amortisation, foreign exchange, exceptional items and profit on repurchase of debt. Refer to paragraph 2.6 of Part VII of this document for more information on EBITDA.

(5)
Free cash flow is net cash generated from operations less net cash used in investing activities and net interest paid. Refer to paragraph 2.6 of Part VII of this document for more information on free cash flow.

Balance sheet information

	IFRS	IFRS	UK GAAP	UK GAAP
			(as previously published)	(as previously published)
	Year ended 31 December
			Year ended 31 December
	2005	2004	2004	2003
	£m	£m	£m	£m
Total assets	1,336.9	1,963.1	1,960.7	2,422.8

Total equity	339.9	681.8	748.1	862.7
Total non-current liabilities	611.5	794.4	794.4	1,207.4
Total current liabilities	385.5	486.9	418.2	352.7

Total equity and liabilities	1,336.9	1,963.1	1,960.7	2,422.8

(B)
COLT S.A.

The financial information set out below has been extracted without material adjustment from the audited financial information relating to COLT S.A., prepared in accordance with Luxembourg GAAP, the full text of which is set out in Part B of Part XI of this document.

As at 13 April 2006
€
Total assets	34,600

Total equity	31,000
Total liabilities	3,600

Total equity and liabilities	34,600

3.2  Capitalisation and indebtedness

As at 31 December 2005, the COLT Group's total capitalisation was £2,379.4 million, and as at 31 March 2006, the COLT Group had outstanding indebtedness of £596.2 million. Save as set out in the unaudited interim historical financial information set out in Part XIII of this document, there has been no material change to the capitalisation of the COLT Group since 31 December 2005. As at the date of this document, save as set out in note 25 to the historical financial information of the COLT Group set out in Part B of Part XII of this document, there has been no material change to the indebtedness of the COLT Group since 31 March 2006.

As at 13 April 2006, the capitalisation and cash balances of COLT S.A. were €31,000. There has been no material change to the capitalisation of COLT S.A. since 13 April 2006. As at the date of this document, save as set out in note 8 to the historical financial information of COLT S.A. set out in Part B of Part XI of this document, there has been no material change to the indebtedness (direct or indirect) and including cash balances of COLT S.A. since 13 April 2006.

3.3  Listing, dealings and settlement of Open Offer Shares and COLT S.A. Scheme Shares

Application has been made to the UK Listing Authority for the Open Offer Shares and the COLT S.A. Scheme Shares to be admitted to the Official List and to trading on the London Stock Exchange.

It is expected that Admission of the Open Offer Shares and the COLT S.A. Scheme Shares will become effective, and that dealings in the Open Offer Shares and the COLT S.A. Scheme Shares will commence, by no later than 8:00 a.m. on 3 July 2006.

COLT S.A. has entered into arrangements to enable the Open Offer Shares and COLT S.A. Scheme Shares to be delivered, held and settled in CREST in the form of dematerialised depositary interests known as Depositary Interests or DIs. DIs represent entitlements to underlying non-UK Shares. Accordingly, COLT S.A. DIs will represent entitlements to COLT S.A. Shares.

3.4  Risk factors

Investors should consider carefully the risks listed below which apply to the COLT Group and, following the Scheme becoming effective, will apply equally to the COLT S.A. Group. These risks and uncertainties are not the only ones facing the COLT Group or the COLT S.A. Group. If any or a combination of these risks actually occurs, the price of COLT S.A. Shares could decline and investors may lose all or part of their investment.

(A)
Risks relating to the COLT Group's business

•
The telecommunications industry is highly competitive, and competitive pressures may have a material adverse effect on the COLT Group's business.

•
The telecommunications industry is subject to rapid technological changes. Failure by the COLT Group to anticipate or respond to technological developments may adversely affect its business.

•
Failure effectively and efficiently to operate its network or IT infrastructure due to physical loss or damage to or penetration of any of its major sites or networks or for any other reason could disrupt the COLT Group's business.

•
Failure to operate its shared service operations effectively could have an adverse effect on the COLT Group's business and financial performance.

•
Failure to manage customer churn may have an adverse effect on the COLT Group's business.

•
Failure of key suppliers could adversely affect the COLT Group's ability to operate its business.

•
The COLT Group has a history of operating losses and negative cash flows.

•
Fluctuations in non-euro currencies will affect the COLT S.A. Group's financial position and operating results.

(B)
Risks relating to regulation

•
In certain countries where the COLT Group operates, the National Regulatory Authority ("NRA") has imposed additional regulatory obligations on incumbent public telecommunications operators ("PTOs") which require them to provide the COLT Group with network access and capacity and other services on a cost-oriented basis. If the NRA in one or more of those countries decides to reduce or remove any of these obligations, the COLT Group could face increased costs or the unavailability of certain services, which could have a material adverse effect on its business.

•
Additional regulatory burdens on the COLT Group could adversely affect its business.

•
The COLT Group depends on governmental authorisations, licences, permits, rights-of-way and rights of use for its operations and the expansion of its network, which, if not granted or retained, may have an adverse effect on its business.

(C)
Risks relating to the COLT Group's capital structure

•
Failure to finance or refinance its capital requirements could adversely affect the COLT Group's business plan and limit its operating flexibility.

•
COLT's debt instruments contain restrictive covenants which limit its financing and other activities.

•
The COLT Group's debt service obligations may adversely affect its financial condition.

(D)
Risks relating to the COLT S.A. Shares

•
The price of COLT S.A. Shares may be volatile—the price of the COLT Shares has fluctuated and the price of COLT S.A. Shares will also fluctuate.

•
Dividends—COLT has never paid dividends on the COLT Shares and COLT S.A. does not expect to pay dividends in the foreseeable future. COLT S.A.'s ability to do so will depend on the progress of its business, its ability to be profitable and on cash received from its subsidiaries.

•
The sale of COLT S.A. Shares could adversely affect the price of COLT S.A. Shares—significant sales of COLT S.A. Shares by COLT S.A. Shareholders could have an adverse effect on the price of COLT S.A. Shares.

•
Further sales of shares—COLT S.A. may offer additional shares in the future which may adversely affect the market price of the COLT S.A. Shares.

•
Dilution—if COLT Shareholders do not take up their entitlements under the Open Offer, their proportionate ownership and voting interests in COLT S.A. will be reduced accordingly.

4.     Information about COLT S.A. and the COLT Group

COLT is the parent company of the COLT Group. The COLT Group operates in the European market for fixed line telecommunications. It began offering telecommunications services in London in 1993 and, since then, has expanded its optical fibre network, which now reaches 13 countries in Western Europe. Construction of the COLT Group's network infrastructure was substantially completed in 2001. The COLT Group serves more than 50,000 customers in the business (including public sector) and wholesale markets and offers its customers both switched and non-switched products.

COLT S.A. was incorporated in Luxembourg on 13 April 2006 under the Companies Law. It has not traded since incorporation. Upon the Scheme becoming effective, COLT S.A. will become the new holding company of the COLT Group.

5.     Additional Information

(A)
Share capital

As at 2 May 2006, the latest practicable date prior to the publication of this document, the authorised share capital of COLT was £51,875,000 divided into 2,075,000,000 ordinary shares of 2.5 pence each, of which 1,522,138,292 were issued and outstanding.

Immediately following the Scheme becoming effective and the sale of the Open Offer Shares the authorised share capital of COLT S.A. will consist of €1,250,000,000 divided into 1,000,000,000 ordinary shares of €1.25 each.

The rights attaching to the COLT S.A. Shares will be substantially similar to the rights attaching to the COLT Shares.

(B)
The Directors

The Directors of COLT are:

Barry Bateman	Non-Executive Chairman
Jean-Yves Charlier	Executive Director – COLT Chief Executive Officer
Antony Bates	Executive Director – COLT Chief Administrative and Financial Officer
Andreas Barth	Non-Executive Director
Vincenzo Damiani	Non-Executive Director
Hans Eggerstedt	Non-Executive Director
Gene Gabbard	Non-Executive Director
Robert Hawley	Non-Executive Director
Timothy Hilton	Non-Executive Director
John Remondi	Non Executive Director
H. Frans van den Hoven	Non-Executive Director
Richard Walsh	Non-Executive Director

Barry Bateman, Antony Bates, Andreas Barth, Vincenzo Damiani, Gene Gabbard and H. Frans van den Hoven are the Directors of COLT S.A.. It is expected that all of the remaining directors of COLT will become Directors of COLT S.A. on or around the Scheme Effective Date and, therefore, no change in the composition of the board of the holding company of the COLT Group is expected as a result of the Scheme.

(C)
Major shareholders

As far as is known to COLT S.A., by reference, where applicable, to relevant notifications made to COLT pursuant to the Companies Act, the only substantial shareholders (other than any Director) who, directly or indirectly, will be interested in three per cent. or more of the share capital of COLT S.A. immediately following the Open Offer and on the Scheme becoming effective will be FMR, FILP, FIL, Orbis Investment Management Limited and Amvescap plc.

(D)
Working capital statement

COLT S.A. is of the opinion that (assuming the Scheme becomes effective and taking into account the proceeds of the sale of the Open Offer Shares and the application thereof) the COLT S.A. Group has sufficient working capital for its present requirements, that is, for at least the next twelve months from the date of the publication of this Prospectus.

(E)
Significant changes

Save as set out in the unaudited interim historical financial information set out in Part XIII of this document, there have been no significant changes in the financial or trading position of the COLT Group since 31 December 2005.

Save as set out in note 8 to the historical financial information set out in Part B of Part XI of this document, there has been no significant change in the financial or trading position of COLT S.A.

(F)
Costs of the Open Offer and the Scheme

The total expenses of or incidental to the sale of the Open Offer Shares and the Scheme which are payable by the COLT S.A. Group (including the COLT Group) are estimated to amount to approximately £5.3 million.

PART II

RISK FACTORS

An investment in COLT S.A. Shares is subject to a number of risks. Accordingly, investors and prospective investors in COLT S.A. Shares should consider carefully all of the information set out in this Prospectus and the risks attaching to an investment in COLT S.A., including, in particular, the risks described below, prior to making any investment decision. Additional risks and uncertainties not presently known to COLT S.A. or that COLT S.A. currently considers to be immaterial, may also have an adverse effect on the COLT S.A. Group.

The COLT Group's business, financial condition or results of operations could be materially and adversely affected by any of the risks described below. In such case, the market price of COLT S.A. Shares may decline and investors may lose all or part of their investment. These risk factors will apply equally to the COLT S.A. Group following the implementation of the Scheme and, therefore, they should be considered carefully before any investment is made in COLT S.A..

1.     Risks relating to the COLT Group's business

The telecommunications industry is highly competitive and competitive pressures may have a material adverse effect on the COLT Group's business

The telecommunications industry is highly competitive and COLT S.A. expects it to remain highly competitive in the future. The COLT Group's principal competitor in each of the national markets in which it operates is the incumbent national PTO. In most of the countries where the COLT Group operates, the PTOs have a long history of providing local, long-distance and international telephony services in their national markets. PTOs generally benefit from established networks in their national markets, substantial resources, close ties to governmental authorities, long operating histories, entrenched customer bases and strong name recognition.

The COLT Group also faces significant competition from operators that are not PTOs, some of which are established operators and some of which are new entrants, in each of the markets in which it operates.

Some of the COLT Group's competitors may have more comprehensive product offerings, greater financial and technical resources, better brand name recognition, more experience, a stronger international presence or better established relationships with customers or regulatory authorities than does the COLT Group.

Competition in the telecommunications industry is principally based upon:

•
price;

•
network quality;

•
products and services;

•
customer service; and

•
customer relationships.

Price is a very significant competitive factor in the telecommunications industry. As it may be difficult to differentiate product offerings, the industry has moved towards shorter customer contracts, leading towards more competition for customer renewals. There is significant excess capacity in the long distance markets (exacerbated by developments in technology that can increase the capacity of existing optical fibre networks at relatively low cost), which adds further pressure on operators to reduce prices to increase usage of their networks. These conditions are continuing to cause prices for the COLT Group's products and services to fall and may make it difficult to maintain or improve the COLT Group's margins and cash flow or to operate profitably at all. Moreover, the COLT Group's competitors may be able to gain further market share by offering products at lower prices and the COLT Group may lose business if it does not match the prices offered by its competitors.

The COLT Group depends on the high quality of its network as a competitive strength. If it fails to maintain and operate its network infrastructure to at least the same quality standards and technology capabilities as the networks of its competitors, it may lose customers and market share.

In order to maintain its competitiveness and differentiate its products, the COLT Group must seek continually to adapt its products, and provide new categories and combinations of telecommunications services and products in response to changing customer needs and competitive offers. This may require extensive and possibly unanticipated new expenditures. If it fails to respond to future technological advances or successfully to deliver products and services required by its customers, it could lose its customers and market share to its competitors.

As the COLT Group increases its product service offerings, its products and pricing become more complex. As it grows in its smaller markets, which have a diversity of languages and business cultures, it will have to cope with the additional demands on its customer support, sales, marketing and administrative resources, while still reducing its cost base. Failure effectively to provide high levels of customer service could harm its business prospects and its financial performance may be adversely affected.

The telecommunications industry is subject to rapid technological changes and the COLT Group cannot always predict the effect of any such changes on its business. Failure by it to anticipate or respond to technological developments may adversely affect its business

The telecommunications industry is subject to rapid and significant changes in technology and is characterised by the frequent introduction of new products and services. In addition, higher running costs will be incurred by the continued use of older, often less flexible equipment which may have lower functionality than that provided by more up-to-date technology. The COLT Group will need to be able to anticipate and react to these changes, which may require it to make substantial investments in new or enhanced technologies, products or services.

The COLT Group's ability to adapt successfully to changes in technology in the telecommunications industry and provide new or enhanced products and services in a timely and cost-effective manner, or successfully anticipate the technology requirements of current or prospective customers, will influence whether it will be able to maintain or increase its sales or customer base. If it fails to respond adequately to technological changes, the COLT Group's business would be materially adversely affected.

The products and services the COLT Group provides its customers may become out of date or unprofitable. For example, the development of Voice over Internet Protocol ("VoIP") services may negatively impact the COLT Group's business in that much of the voice traffic that is presently carried over its switched network would instead be carried over the Internet. Furthermore, the introduction of new products or technologies may reduce the cost or increase the supply of certain services offered by its competitors similar to those that the COLT Group provides. In addition, technological breakthroughs may render some of its products obsolete.

The development of VoIP will reduce the revenues earned by COLT from its existing fixed line voice transmission services. In order to maintain and grow profitability over the medium to longer term, COLT will have successfully to manage the migration of its existing line voice customers for its VoIP products and grow its data and data centre services revenues. If COLT is unable to grow these revenue streams, there may be an adverse impact on overall profitability due to the anticipated decline in traditional fixed line revenues.

Innovation in the telecommunications industry also affects the value of networks and other assets. Unanticipated reductions in the value of the COLT Group's assets may result as technological advances render existing equipment obsolete or uneconomic. Material replacement of such assets may become necessary and this could have an adverse impact on the value of the COLT Group's assets and on its operating results.

Failure effectively and efficiently to operate its network or IT infrastructure due to physical loss or damage to or penetration of any of its major sites or networks or for any other reason could disrupt the COLT Group's business

The COLT Group's business is dependent on sophisticated electronic equipment, which supports all of the various aspects of its operations. If its equipment were to be subject to a maintenance failure or to power loss, fire, smoke, water damage, natural disaster, terrorism or other catastrophe, it would not be able to pass traffic over its network. If such an incident occurred at one of its major sites or to its network, this could cause significant disruption to the COLT Group's business or its customers' business. In the event that such losses are not covered by insurance, it may not have the capital to make necessary equipment repairs or replacements. In some cases, valuable customer data may be lost.

Although its computer systems are protected by firewalls, they are vulnerable to damage or disruption by malicious human acts. The COLT Group's computer systems could be disrupted by its failure to maintain them adequately or by viruses or hackers gaining access to its systems and valuable private customer information. COLT S.A. cannot guarantee that the COLT Group's precautionary and backup systems and plans will be effective in mitigating and preventing such risks. The COLT Group's insurance may not provide adequate protection in certain circumstances. Sustained or repeated system failures that interrupt the COLT Group's ability to provide services to customers or otherwise meet its business obligations in a timely manner could adversely affect the COLT Group's reputation and result in a loss of customers and demand for its products and services. In such circumstances, the COLT Group may also be subject to litigation as a result of compromised customer information.

Failure to operate its shared service operations effectively could have an adverse effect on the COLT Group's business and financial performance

The COLT Group has established shared service operations in various locations such as Barcelona, London and India. Continuous and effective delivery of administrative and operational support processes is dependent on local circumstances in these locations, including changing legal and business requirements, and on effective and timely implementation of the COLT Group's transfer plan. However COLT S.A. cannot guarantee that the COLT Group's control processes, business continuity/crisis management plans and insurance will prevent a poor execution of its transfer processes or disruption to its operations or services. Any disruption to these operations or failure properly to transfer services to them may affect the quality of its services and could have an adverse effect on its business.

There are transitional costs and risks associated with transferring operational activities to India and this may increase operational costs which could adversely affect the COLT Group's financial performance during certain fiscal periods.

Failure to manage customer churn may have an adverse effect on the COLT Group's business

Customer churn happens when customers stop subscribing to one or more of the COLT Group's products or services. The COLT Group is vulnerable to customer churn because some of its products have become commoditised and many of its customers do not commit to long term contracts. For example, standard customer contracts in the voice market increasingly have terms of twelve months or less. In addition, customer churn may arise if the COLT Group is unable to deliver satisfactory products and services or satisfactory level of customer service or if its competitors offer lower prices or more attractive products and services. If its sales team is unable to maintain its customer relationships or if its customer administration team performs unsatisfactorily, this could also increase customer churn. As a result of these factors, it may have to devote more resources to keeping existing customers and winning replacement customers. Customer churn leads to reduced revenues from lost business and could lead to the COLT Group failing to obtain the returns it expects when it incurs capital expenditures to connect the customer to its network or otherwise to provide services to it. Any increase in the amount of customer churn the COLT Group experiences could have a material adverse effect on its business. There can be no assurance that the COLT Group's efforts to strengthen its customer contracts and improve the management of its customer relationships will successfully reduce customer churn.

Failure of key suppliers could adversely affect the COLT Group's ability to operate its business

The COLT Group has important relationships with certain suppliers of equipment and service providers that are critical to conducting its business. Any financial instability of its telecommunications equipment suppliers, services suppliers or information technology software suppliers or failure by any such supplier to deliver certain products to the COLT Group pursuant to its supplier contracts could lead to the risk of:

•
delays to upgrades and new products and features from suppliers, impacting the COLT Group's product development programs;

•
products being discontinued, impacting supply of existing products;

•
deteriorating quality of support services, affecting operational and customer service;

•
higher volatility with regard to the COLT Group's demands on suppliers and in stock levels affected by customer returned equipment; and

•
consequential impact on the COLT Group's customers' business.

Failure of the COLT Group's suppliers, which may in turn delay or prevent the COLT Group from providing its own products and services to its customers, may adversely impact its customer service, revenue and market share.

Moreover, the COLT Group may not be able to recover monies paid to such suppliers for their products and services or obtain contractual damages to which it may be entitled (if any) in such an event. This could have an adverse impact on its business, financial condition and operating results.

Even though in most cases the COLT Group's equipment suppliers can be replaced, switching to alternative suppliers could cause the COLT Group to experience difficulty or delays in providing support and maintenance, new products and upgrades and operational services, or result in significant cost increases, which could harm its financial condition and operating results.

The COLT Group has a history of operating losses and negative cash flows, which if continued could adversely impact its ability to finance future operations

The COLT Group incurred operating losses between 1996 and 2005. For the years ended 31 December 2005 and 2004, under IFRS, operating losses before exceptional items were £54.1 million and £64.3 million, respectively. The COLT Group incurred negative free cash outflows between 1996 and 2004, and a free cash inflow in 2005. Free cash flow is net cash generated from operations less net cash used in investing activities and net interest paid. For the year ended 31 December 2005, the COLT Group generated free cash inflows of £7.0 million. However, for the year ended 31 December 2004, the COLT Group generated free cash outflows of £9.5 million.

The success of the COLT Group's business requires that it becomes profitable and that it generates positive cash flows in the future. If it does not, it may not be able to meet its capital requirements or make its required debt payments. Continued losses may adversely affect its business and limit its ability to secure financing in the future.

Currency fluctuations may adversely affect the COLT Group's results and financial position

The COLT Group's international operations expose it to fluctuations in foreign currencies. Although some of the COLT Group's revenues, costs, assets and liabilities are denominated in non-euro currencies, COLT S.A.'s financial position and results of operations will be reported in euro. As a result, fluctuations in the value of these non-euro currencies will affect its financial position and operating results.

2.     Risks relating to regulation

In certain countries where the COLT Group operates its business, the NRA has imposed additional regulatory obligations on incumbent PTOs which require them to provide the COLT Group with network access and capacity and other services on a cost-oriented basis. If the NRA in one or more of those countries decides to reduce or remove any of these obligations, the COLT Group could face increased costs or the unavailability of certain services, which could have a material adverse effect on its business

In certain countries, the NRA has required incumbent PTOs to:

•
provide the COLT Group with access to partial private circuits, which the COLT Group uses to provide high volume voice, data and multimedia transmissions to certain customers;

•
provide the COLT Group with access to unbundled local loops, which the COLT Group relies on to provide its Digital Subscriber Line ("DSL") technology products and services to its customers;

•
provide the COLT Group with access to copper circuits, which the COLT Group uses to provide ADSL Bitstream, a broadband access product, to its customers;

•
provide the COLT Group with interconnection services between fixed and mobile telecommunications networks, which the COLT Group uses to carry voice traffic from its customers to customers of mobile network operators and to terminate traffic sent from mobile operators to its customers; and

•
allow their network customers to select the COLT Group to carry all of their calls, which is known as carrier pre-selection.

In addition, such PTOs are required to offer the COLT Group the above products and services on a cost-oriented basis and at certain quality standards.

Partial or total repeal or amendment of the regulations or regulatory policies underpinning the above requirements could affect the pricing, quality or availability of the COLT Group's products and services that rely on access products supplied by the incumbent PTO and could have a materially adverse effect on its business.

Additional regulatory burdens on the COLT Group could adversely affect its business

The Significant Market Power (SMP) designation process is the procedure under the latest EU telecommunications framework by which the Member States may impose additional regulatory obligations on dominant market players in each national telecommunications market. In a number of the countries in which the COLT Group conducts its business, the NRA has designated the COLT Group as having SMP on the market for call termination on individual public telephone networks provided at a fixed location (market 9). Under the SMP designation process, any operator having its own network is automatically designated as having SMP on market 9, merely by the fact that it owns its own network. The NRA in these Member States may impose additional regulatory obligations on the COLT Group designed to promote competition, including limiting the prices it charges for certain products and services and setting certain terms and conditions of sale for certain services it offers to other telecom operators. Currently the additional regulatory obligations imposed on the COLT Group limit prices and set conditions of sale in connection with interconnection services it provides to other telecom operators for terminating traffic to its customers. In the future NRAs in additional Member States may designate the COLT Group as having SMP. In addition, in jurisdictions where the COLT Group is already deemed as having SMP in market 9, the NRA may decide to designate it as having SMP in other markets and impose additional regulatory obligations on more of its products and services, especially as it expands its market share. Such additional regulatory burden may include further pricing controls on its products and services and require it to implement additional reporting and control procedures, thereby increasing its costs.

The COLT Group depends on governmental authorisations, licences, permits, rights-of-way and rights of use for its operations and the expansion of its network, which, if not granted or retained, may have an adverse effect on its business

In order to continue to conduct its business and to construct and to maintain its telecommunications network the COLT Group must apply for, and obtain and retain governmental authorisations, licences, permits, rights-of-way over the property of third parties and rights of use in the jurisdictions in which it provides its services. These may subject to change and there can be no assurance that it will be able to obtain or retain such licences, permits, rights and authorisations on acceptable terms, or that other companies will not obtain similar approvals that will allow them to compete against it or enter the market before it in specific areas.

3.     Risks relating to the COLT Group's capital structure

Failure to finance or refinance its capital requirements could adversely affect the COLT S.A. Group's business plan and limit its operating flexibility

The COLT S.A. Group may require additional capital to finance or refinance its debt, capital expenditures and working capital requirements. The extent of the COLT S.A. Group's future capital requirements will depend on many factors, including:

•
its ability to sustain and grow revenues;

•
its ability to manage costs and investments effectively;

•
acquisitions and disposals;

•
competition;

•
market conditions, especially pricing;

•
changes to technology;

•
government regulations;

•
cost inflation; and

•
exchange rate movements.

Many of these factors are beyond the COLT S.A. Group's control, and the COLT S.A. Group's ability to meet its capital requirements will depend on its future operating performance and ability to generate cash. Additional sources of financing may include equity, hybrid debt/equity and debt financings or other arrangements, such as vendor financing. COLT S.A. cannot guarantee that the COLT S.A. Group will be able to obtain additional financing on acceptable terms, or at all, when required.

If the COLT S.A. Group's business does not generate sufficient cash flows from operations or if it is unable to obtain sufficient funds from future equity or debt financings, its operating flexibility may be materially adversely impacted and it may not be able to pay its debts when due or to fund its other liquidity needs.

COLT's debt instruments contain restrictive covenants which limit its financing and other activities

The terms of COLT's debt instruments contain, and the terms of future indebtedness of COLT S.A. may also contain, restrictive covenants that significantly limit or prohibit its ability to, among other things:

•
incur indebtedness;

•
make prepayments of certain indebtedness;

•
pay dividends;

•
make investments;

•
engage in transactions with affiliates;

•
offer capital stock of its subsidiaries;

•
create liens;

•
sell assets; and

•
engage in mergers and consolidations or re-organisations.

These covenants could limit the COLT S.A. Group's ability to finance its future operations and capital needs and its ability to pursue acquisitions and other business activities that may be in its interest.

COLT is, and COLT S.A. will be, a holding company and with no revenue-generating operations of its own. COLT depends, and COLT S.A. will depend, on cash received from its subsidiaries to make payments on any outstanding debt obligations.

The COLT Group's debt service obligations may adversely affect its financial condition

The COLT Group is leveraged and the COLT S.A. Group will continue to have material debt service obligations in comparison with cash generated by business operations. COLT S.A. expects to have net debt for the foreseeable future.

Its level of indebtedness could affect the COLT S.A. Group in materially adverse ways, such as:

•
limiting the COLT S.A. Group's ability to obtain additional financing for its capital expenditures, acquisitions, or working capital or other general requirements;

•
requiring the dedication of a substantial portion of its cash flow from operations to the payment of principal of, and interest on, its indebtedness, which means that this cash flow will not be available to fund capital expenditures or for other corporate purposes;

•
limiting the COLT S.A. Group's flexibility in planning for, or reacting to, changes in its business, the competitive environment and the telecommunications industry;

•
placing the COLT S.A. Group at a competitive disadvantage to competitors with less debt, including competitors that have emerged from debt restructuring processes; and

•
making it more vulnerable to economic, business or industry downturns, which could weaken its ability to compete effectively and could reduce its flexibility in responding to changing economic conditions, and limiting its ability to take advantage of new business opportunities.

Any of these or other consequences or events could have a material adverse effect on the COLT S.A. Group's ability to satisfy its debt obligations.

The terms of certain of its debt instruments restrict COLT and its subsidiaries from incurring additional indebtedness, but do not prohibit it from doing so. The incurrence of additional indebtedness would increase the leverage-related risks described in this Prospectus.

4.     Risks related to the COLT S.A. Shares

The price of COLT S.A. Shares may be volatile

The price of COLT Shares has fluctuated and the price of COLT S.A. Shares may also fluctuate. The COLT S.A. Share price may fluctuate as a result of a variety of factors, including the financial performance of COLT S.A.; the operating and share price performance of other companies in the industry and markets in which the COLT S.A. Group operates; speculation about the COLT S.A. Group's business in the press, media or the investment community; changes to the COLT S.A. Group's sales or profit estimates; the publication of research reports by analysts; and general market conditions. The price of COLT S.A. Shares may go down as well as up and investors may, therefore, not recover their original investment especially since the market in the COLT S.A. Shares may have limited liquidity.

Dividends

COLT has never paid dividends on the COLT Shares and COLT S.A. does not expect to pay dividends in the foreseeable future.

COLT S.A.'s ability to pay dividends will depend on the progress of the business, its ability to be profitable, cash received from its subsidiaries and the terms of the COLT S.A. Group's financing arrangements which might restrict COLT S.A.'s ability to pay dividends. As a result, investment in COLT S.A. Shares may not be suitable for all investors, particularly those with fixed or low incomes who rely on investment income to cover living expenses.

In the event that COLT S.A. were not to obtain or were to lose its special billionaire holding company tax status under Luxembourg law (further details of which can be found in paragraph 1(A) of Part VIII of this document), whether as a consequence of its failing to satisfy the necessary conditions to obtain and retain such special tax status or as a consequence of the withdrawal of the availability of the special tax status of all such holding companies or otherwise, then any dividends paid by COLT S.A. may be subject to withholding tax in Luxembourg. The European Commission announced earlier this year the initiation of an investigation into the compatibility of such special tax status with state aid restrictions under the EC Treaty. The outcome of such investigation is uncertain, but any finding that the special billionaire holding company tax status is incompatible with the EC Treaty could result in the withdrawal of the availability of such special tax status of COLT S.A. by the Luxembourg government. Any withholding tax so imposed may adversely affect the return to shareholders from their holding in COLT S.A. Shares, although the rate of withholding tax may be reduced, even to zero per cent., pursuant to double taxation treaties existing between Luxembourg and the jurisdiction of residence of the relevant shareholder.

Further, for so long as COLT S.A. retains such special tax status under Luxembourg law, any distributions received by it from its subsidiaries in Luxembourg may be subject to Luxembourg withholding tax. Such withholding tax may restrict the cash available to COLT S.A. to pay dividends.

In either case, it may be possible to structure a payment to COLT S.A. or to COLT S.A. Shareholders, as the case may be, as a return of capital rather than as a distribution which may minimise or eliminate the risk of such withholding being applied, although there is no assurance that this can be achieved or that the receipt of a capital distribution as opposed to income may not adversely affect some COLT S.A. Shareholders.

The sale of COLT S.A. Shares could adversely affect the price of COLT S.A. Shares

Significant sales of COLT S.A. Shares by COLT S.A. Shareholders could have an adverse effect on the price of COLT S.A. Shares.

Further sales of shares

COLT S.A. may offer additional shares in the future, which may adversely affect the market price of the COLT S.A. Shares. COLT S.A. has no current plans for a subsequent offer of its shares or to offer rights or invitations to subscribe for shares other than under the COLT S.A. Share Schemes. However it is possible that COLT S.A. may decide to offer additional shares in the future. An additional offering of shares by COLT S.A., or the public perception that an offering may occur, could have an adverse effect on the market price of COLT S.A. Shares.

Dilution

The proportionate ownership and voting interests of COLT Shareholders who do not acquire Open Offer Shares in the COLT S.A. Shares will be less than their proportionate ownership and voting interests in the Existing COLT Shares, and the percentage that their COLT S.A. Scheme Shares issued in respect of their Existing COLT Shares under the Scheme represents of the COLT S.A. Shares will be less than the percentage that their holding of Existing COLT Shares represents of the COLT Shares.

For example, assuming that (i) no further COLT Shares have been purchased or issued after 2 May 2006, the latest practicable date prior to the publication of this Prospectus; (ii) the Offer Price is 214 pence (being three times the Closing Price of a COLT Share on 2 May 2006, the latest practicabe date prior to the publication of this Prospectus rounded down to the nearest penny); and (iii) no further COLT S.A. Shares are purchased or issued other than COLT S.A. Scheme Shares and the Open Offer Shares, a COLT Shareholder who owned one million COLT Shares on 2 May 2006 who does not acquire any Open Offer Shares will have his ownership and voting interests diluted from 0.066 per cent. to 0.051 per cent.

PART III

LETTER FROM THE CHAIRMAN OF COLT TELECOM GROUP S.A.

COLT TELECOM GROUP S.A.
(Incorporated in Luxembourg, with registered number R.C.S. Luxembourg B115679)
Registered Office: Kansallis House, Place de l'Etoile,
L-1479 Luxembourg

5 May 2006

To the holders of COLT Shares and COLT ADRs

Dear COLT Shareholder,

Introduction and Admission of ordinary shares of 1.25 euro each to the Official List and to trading on the market for listed securities of the London Stock Exchange

and

Proposed offer of ordinary shares of 1.25 euro each

1.     Introduction

On 23 February 2006, COLT Telecom Group plc ("COLT") announced a number of proposals relating to the corporate structure and organisation of the COLT Group, including its intention to create a new holding company for the COLT Group domiciled in mainland Europe and to raise approximately £300 million from the sale of new equity in order to fund the redemption of some of the Notes. It is proposed that such proposals will be implemented by the insertion of COLT S.A. as the new holding company for the COLT Group by means of a scheme of arrangement under section 425 of the Companies Act and the offer of Open Offer Shares by the Selling Shareholder, a wholly-owned subsidiary of COLT S.A., to COLT Shareholders.

COLT Shareholders will be asked to approve the Scheme at the Court Meeting convened at the direction of the Court for 11.00 a.m. on 30 May 2006. COLT Shareholders will also be asked to approve the special resolution required to implement the Scheme at the COLT EGM convened for 11.10 a.m. on 30 May 2006. If the Scheme is approved and becomes effective, the Scheme will result in COLT Shareholders holding COLT S.A. Scheme Shares and in COLT becoming a subsidiary of COLT S.A.. Further details of the Scheme are set out in the Circular accompanying this Prospectus.

It is further proposed that the Selling Shareholder, a wholly-owned subsidiary of COLT S.A., will raise approximately £298.3 million (net of expenses) by way of an offer to COLT Shareholders of Open Offer Shares. The exact number of Open Offer Shares and the Offer Price will be determined towards the end of the offer period and are expected to be announced on 23 June 2006. The Offer Price will be determined with reference to the average of the daily volume weighted average price in Sterling of a COLT Share for each Trading Day in the five day Calculation Period and then adjusted to reflect the one-for-three basis on which COLT S.A. Scheme Shares will be issued to COLT Shareholders in exchange for COLT Shares under the Scheme. Further details of how the Offer Price will be determined are set out in paragraph 1.1 of Part IX of this document.

The COLT S.A. Scheme Shares cannot be issued on a one-for-one basis to the holdings of COLT Shares of COLT Shareholders because Luxembourg law requires each COLT S.A. Share to have a minimum nominal value of €1.25 per share. Taking into account possible fluctuations in the price of COLT Shares and/or the Sterling:euro exchange rate, together with the need for each COLT S.A. Share to have a minimum nominal value of €1.25 per share, a ratio of one-for-three is considered appropriate.

It is intended that COLT S.A. will be listed on the London Stock Exchange and, for COLT S.A. Shareholders, there will be no material difference in the administrative requirements involved in holding COLT S.A. Shares compared with holding COLT Shares.

The purpose of this document is to outline the background to and reasons for the sale of the Open Offer Shares and the Scheme, to explain the terms of the Open Offer (including the related arrangements) and to provide information about COLT S.A. and the COLT S.A. Group. COLT Shareholders should read the Circular which accompanies this document for further details of the Scheme.

2.     Background to and reasons for the Open Offer and the Scheme

The COLT Group operates in the European market for fixed line telecommunications. It began offering telecommunications services in London in 1993 and, since then, has expanded its optical fibre network, which now reaches 13 countries in Western Europe. Construction of the COLT Group's network infrastructure was substantially completed in 2001. Since then the COLT Group has focused on increasing its customer base and its turnover and improving its profitability within the geographic areas already covered by its network.

Over the years, the COLT Group's business has been transformed from a UK to a European multi-national business and, as at 31 December 2005, over 80 per cent. of its business and most of its network assets were in mainland Europe. COLT has concluded that its business would be better served with a holding company domiciled in mainland Europe and that this provides an opportunity to put in place a more appropriate and efficient structure that will help reduce costs in the future. The COLT Directors believe that Luxembourg is the most appropriate jurisdiction for the new holding company, COLT S.A.. The euro is the COLT Group's most significant trading currency and this will be the currency in which COLT S.A.'s consolidated financial statements will be presented. COLT S.A.'s financial reporting will be substantially unchanged from that which is undertaken by COLT at present and its consolidated financial statements will be prepared under IFRS. This is consistent with the basis of preparation of the COLT Group's consolidated financial statements.

If the Scheme is approved and becomes effective, the Scheme will result in COLT Shareholders holding COLT S.A. Scheme Shares (or, in CREST accounts, COLT S.A. DIs) and in COLT becoming a subsidiary of COLT S.A.. COLT S.A. will have substantially the same business and operations upon the implementation of the Scheme as COLT had immediately prior to the implementation of the Scheme. COLT S.A. does not anticipate any change to the level of disclosure to, or communication with, shareholders as a result of the Scheme. Barry Bateman, Antony Bates, Andreas Barth, Vincenzo Damiani, Gene Gabbard and H. Frans van den Hoven are the Directors of COLT S.A. It is expected that all of the remaining directors of COLT will become Directors of COLT S.A. on or around the Scheme Effective Date. Consequently, no change in the composition of the board of directors of the holding company of the COLT Group is expected as a result of the Scheme.

The rights attaching to the Open Offer Shares and the COLT S.A. Scheme Shares will be uniform in all respects. The rights attaching to the COLT S.A. Shares (including the rights to vote and to receive dividends and all other distributions) will be substantially the same as those attaching to the existing COLT Shares. A summary of the rights attaching to the COLT S.A. Shares under the COLT S.A. Articles is set out at paragraph 5.1(C) of Part XV of this document.

Following and subject to Admission of the COLT S.A. Shares, COLT S.A. will be required to comply with the Listing Rules (including the Model Code) and the Disclosure Rules. The Directors as at the date of this document and the Proposed Directors have confirmed that they will consider themselves to be "persons discharging managerial responsibilities" within COLT S.A. within the meaning of section 96B(1) of FSMA for the purposes of the Model Code and the Disclosure Rules.

COLT S.A. intends, upon implementation of the Scheme, to comply with the Combined Code to the same extent that COLT currently does, so far as it is practical for a Luxembourg company to do so.

In common with the articles of association of other Luxembourg public limited companies, the COLT S.A. Articles provide full power to the Board to issue shares on a non-pre-emptive basis, but the Board has confirmed to COLT that, as a matter of policy, it intends, upon implementation of the Scheme, to comply with the Pre-Emption Guidelines to the extent practical for a Luxembourg company.

With the proposed implementation of the Takeover Directive in Luxembourg (expected in May 2006), shareholders of COLT S.A. will have substantially similar takeover protection as shareholders of COLT currently have. A description of certain provisions of the Takeover Directive is set out in paragraph 5.3 of Part XV of this document.

Certain of the Fidelity Parties have entered into a Relationship Agreement with COLT S.A. which is on substantially the same terms as the existing relationship agreement between certain of the Fidelity Parties and COLT. The material terms of the Relationship Agreement are summarised in paragraph 10(C)

of Part XV of this document. Fidelity Investments Luxembourg S.A. provides a registered office and certain company secretarial services to COLT S.A. pursuant to an agreement dated 28 April 2006.

With COLT's Notes maturing in 2007, 2008 and 2009 respectively, it is proposed that the Selling Shareholder, a wholly-owned subsidiary of COLT S.A., will raise approximately £298.3 million (net of expenses) by way of an offer to COLT Shareholders of Open Offer Shares. Part of the net proceeds of the sale of the Open Offer Shares will be applied, together with existing cash resources of COLT, to fund the early redemption of all of the outstanding 2007 Notes. The balance will be applied to fund the redemption of a portion of the remaining Notes at such time or times as the COLT S.A. Group considers appropriate (whether before or at stated maturity). Pending such redemption, the balance of the net proceeds of the sale of the Open Offer Shares will be placed on deposit or invested in cash equivalent investments.

The COLT S.A. Group's indebtedness will be lower than that of the COLT Group immediately after the redemption of the Notes referred to above and thus its interest costs will also be lower.

The sale of the Open Offer Shares will be conditional upon, among other things, the Scheme having become effective. Accordingly, the Open Offer (and the US Private Placement and the relevant Fidelity Parties' purchase of Open Offer Shares under the Purchase Agreement) will not proceed if, among other things, the Scheme is not approved by COLT Shareholders and sanctioned by the Court. The Court Order to make the Scheme effective will not be filed if, among other things, the Purchase Agreement has been terminated prior to the Scheme Effective Date.

3.     Summary of the terms of the Open Offer

3.1  Principal terms

The Open Offer (together with the US Private Placement and the purchase arrangements with certain of the Fidelity Parties under the Purchase Agreement) comprises an offer of ordinary shares by the Selling Shareholder, a wholly-owned subsidiary of COLT S.A.. It is intended that approximately £298.3 million (net of expenses) be raised through the sale of Open Offer Shares to COLT Shareholders at the Offer Price. Under the Open Offer, the US Private Placement and the purchase arrangements with the Fidelity Parties under the Purchase Agreement, CLF, a wholly-owned subsidiary of COLT S.A., will sell, credited as fully paid, such number of Open Offer Shares as have an aggregate value of approximately £300 million at the Offer Price.

The Offer Price of an Open Offer Share will be determined by Deutsche Bank and Morgan Stanley following the close of business (in London) on the Price Determination Date. The Offer Price will be determined with reference to the average of the daily volume weighted average price in Sterling of a COLT Share for each Trading Day in the Calculation Period (being the period of five Trading Days ending on the Price Determination Date) and then adjusted to reflect the one-for-three basis on which COLT S.A. Scheme Shares will be issued to COLT Shareholders in exchange for COLT Shares under the Scheme. The Offer Price will then be rounded down to the nearest penny. However, the Offer Price will not be less than three times 90 per cent. of the Closing Price of a COLT Share immediately before the announcement of the Offer Price. Further details of how the Offer Price will be determined are set out in paragraph 1.1 of Part IX.

The Offer Price and the number of Open Offer Shares shall be published by COLT S.A. on or as soon as practical after the Price Determination Date by means of an announcement to a Regulatory Information Service and in the Financial Times and the d'Wort and will be made available through the COLT web site at www.colt.net.

Subject to the terms and conditions set out in Part IX of this document and, where relevant, the Application Form, Qualifying Shareholders (other than US Holders and Excluded Holders) will be given the opportunity to purchase under the Open Offer the Open Offer Shares at the Offer Price, payable in full in cash on application and free of all expenses on the following basis:

One Open Offer Entitlement (representing a notional 20 pence) for every COLT Share held by Qualifying Shareholders and registered in their names at the Open Offer Record Date and so in proportion for any greater number of COLT Shares then held. US Holders are not entitled to participate in the Open Offer. However, the Selling Shareholder may (in its sole and absolute discretion) sell Open Offer Shares under the US Private Placement to certain US Holders on a basis equivalent as to number of Open Offer Shares and price to that which the Open Offer Shares are being offered to other Qualifying

Shareholders under the Open Offer. Further details of the US Private Placement are set out in paragraph 5(B) of Part IX of this document.

Each Open Offer Entitlement represents the right to apply 20 pence to purchase Open Offer Shares under the Open Offer and is calculated based on the aggregate gross proceeds intended to be raised by the sale of the Open Offer Shares (being approximately £300 million) and dividing it by the number of COLT Shares in issue as at the Open Offer Record Date.

Qualifying Shareholders (other than US Holders and Excluded Holders) are invited to apply to purchase Open Offer Shares at the Offer Price under the Open Offer. As the Offer Price will not be determined until the Price Determination Date, Qualifying Shareholders (other than US Holders and Excluded Holders) who wish to apply under the Open Offer are invited to specify a number of Open Offer Entitlements to be applied in purchasing Open Offer Shares up to the maximum number of Open Offer Entitlements allocated to each Qualifying Shareholder. The maximum number of Open Offer Entitlements allocated to each Qualifying Shareholder is dependent upon on the number of COLT Shares registered in his name at the Open Offer Record Date and will be shown in his Application Form, where relevant.

A Qualifying Shareholder who applies in the Open Offer will not be able to specify a fixed number of Open Offer Shares which he wishes to purchase and, if his application is accepted, he will acquire Open Offer Shares at the Offer Price as determined according to the description set out above.

Amounts in respect of which applications are validly made and accepted under the Open Offer (subject to the terms and conditions set out in Part IX of this document and, where relevant, the Application Form) will be applied in purchasing at the Offer Price the maximum whole number of Open Offer Shares that can be purchased with such amount. Fractions of Open Offer Shares will not be transferred to Qualifying Shareholders but will be aggregated and purchased pursuant to the Purchase Agreement. CLF will return by cheque to a Qualifying Shareholder (at the risk of the Qualifying Shareholder without interest) the amount by which his remittance exceeds the amount payable for the Open Offer Shares to be purchased by him.

The following sets out, for illustrative purposes only and on the assumption that the Offer Price is 214 pence per Open Offer Share (being three times the Closing Price of a COLT Share on 2 May 2006, the latest practicable date prior to the publication of this document rounded down to the nearest penny), the entitlement of a Qualifying Shareholder who was the registered holder of 1000 Existing COLT Shares as at the Open Offer Record Date in respect of an application validly made and accepted in respect of his maximum number of Open Offer Entitlements:

Number of Open Offer Entitlements	1000 (each representing a notional 20 pence)
Notional value of Open Offer Entitlements	£200
Payment received from the Qualifying Shareholder	£200
Number of Open Offer Shares purchased	93 or approximately 0.093 Open Offer Shares per Open Offer Entitlement
Amount to be returned to the Qualifying Shareholder	98 pence

On or as soon as practical after the Price Determination Date, a ready reckoner which will enable Qualifying Shareholders to calculate how many Open Offer Shares they will be able to purchase based on their maximum number of Open Offer Entitlements will be made available through the COLT web site at www.colt.net.

Qualifying Shareholders with holdings of Existing COLT Shares in both certificated and uncertificated form will be treated as having separate holdings for the purpose of calculating pro rata entitlements under the Open Offer.

COLT Shareholders should note that the Open Offer is not a "rights issue". Qualifying CREST Shareholders should note that although the Open Offer Entitlements will be admitted to CREST and be enabled for settlement, applications in respect of entitlements under the Open Offer may only be made by the Qualifying CREST Shareholder originally entitled or by a person entitled by virtue of a bona fide market claim raised by CRESTCo's Claims Processing Unit. Qualifying non-CREST Shareholders should note that the Application Form is not a document of title and cannot be traded. COLT Shareholders should be aware that under the Open Offer, unlike in the case of a rights issue, any Open Offer Shares not applied for and validly taken up in accordance with the procedure laid down for acceptance and payment will not be sold in the market or placed for the benefit of COLT Shareholders but will be purchased by certain of the Fidelity Parties at the Offer Price pursuant to the terms and conditions of the Purchase Agreement. Qualifying Shareholders who do not take up any of their entitlement to the Open Offer Shares will have no rights under the Open Offer.

COLT Shareholders should refer to Part IX of this document for the further terms and conditions relating to the Open Offer.

COLT Shareholders (and any other person contemplating a purchase of COLT S.A. Shares) should review the Risk Factors set out in Part II of this document for details of certain factors that should be considered when deciding on what action to take in relation to the Open Offer and by any other person in deciding whether or not to purchase or otherwise invest in COLT S.A. Shares.

3.2  Purchase Arrangements with Fidelity

As at 2 May 2006 (the latest practicable date prior to the publication of this document), the Fidelity Parties held approximately 58.5 per cent. of COLT's issued share capital. FMR and FIL have entered into a Purchase Agreement with the Selling Shareholder (amongst others) under which, subject to certain conditions being met (i) FIL has agreed to purchase, or procure that its affiliates purchase, such number of Open Offer Shares which it and its affiliates are entitled to purchase in respect of their Open Offer Entitlements under the Open Offer; (ii) FMR has agreed to purchase, or procure that its affiliates purchase, such number of Open Offer Shares that would be equivalent to the number of Open Offer Shares which FMR and its affiliates would have been entitled to purchase had they been eligible to participate in the Open Offer; and (iii) FMR and FIL have agreed to purchase, or procure that their respective affiliates purchase, all other Open Offer Shares (including those Open Offer Shares not offered to Qualifying Shareholders who are either US Holders or Excluded Holders) which are not acquired by other COLT Shareholders and any COLT S.A. Shares arising as a result of the consolidation of fractional entitlements to the Open Offer Shares. None of the Fidelity Parties will receive any consideration in respect of these purchase commitments. A summary of the Purchase Agreement is set out in paragraph 10(A) of Part XV of this document.

COLT intends to redeem the 2007 Notes prior to the Scheme becoming effective and the Open Offer becoming unconditional. In order to assist COLT with funding the early redemption of the 2007 Notes prior to the Scheme having become effective, FMR and FIL have entered into a Loan Facility with CLF. Under the Loan Facility, FMR and FIL have agreed, subject to none of the Notes being due and repayable early due to an event of default under any of the indentures relating to the Notes or CLF being legally unable to borrow the money, to make £100 million available to CLF on commercial terms substantially similar to those of the 2007 Notes and with a repayment date of 4 April 2007. These funds will then be lent to COLT and used by COLT together with its own funds to redeem the 2007 Notes. The amount drawn under the Loan Facility will be discharged by the transfer of £100 million worth of the Open Offer Shares which the relevant Fidelity Parties have agreed to purchase under the Purchase Agreement. Should the relevant Fidelity Parties not receive the Open Offer Shares to which they are entitled, CLF will remain indebted to the relevant Fidelity Parties under the Loan Facility. FMR and FIL have taken an assignment over the loan agreement between CLF and COLT as security for the Loan Facility.

3.3  Conditions

The Open Offer is conditional upon:

A.
the Purchase Agreement having become unconditional, save for Admission of the Open Offer Shares, by not later than the Closing Date (or such later date as FMR, FIL and the Selling Shareholder may agree) and not having been terminated prior to the Closing Date;

B.
Admission of the Open Offer Shares and the COLT S.A. Scheme Shares becoming effective by no later than 8.00 a.m. on 3 July 2006 (or such later date as FMR, FIL, COLT S.A. and the Selling Shareholder may agree);

C.
the Court Order having been delivered to the Registrar of Companies for registration and the Scheme having become effective; and

D.
notice of early redemption of the 2007 Notes having been given to each holder of the 2007 Notes in accordance with the terms of the indenture relating to such Notes.

If the Open Offer does not become unconditional, no Open Offer Shares will be sold under the Open Offer and all monies received by the Receiving Agent will be returned to the applicants without interest and at the applicants' risk as soon as practicable thereafter.

3.4  Use of proceeds

Part of the net proceeds of the sale of the Open Offer Shares will be applied, together with existing cash resources of COLT, to fund the early redemption of all of the outstanding 2007 Notes. The balance will be applied to fund the redemption of a portion of the remaining Notes at such time or times as the COLT S.A. Group considers appropriate (whether before or at stated maturity). Pending such redemption, the balance of the net proceeds of the sale of the Open Offer Shares will be placed on deposit or invested in cash equivalent instruments.

3.5  Overseas Shareholders

The attention of COLT Shareholders who have registered addresses outside the United Kingdom, or who are citizens, residents or nationals of countries other than the United Kingdom, or who are holding COLT Shares for the benefit of such persons (including without limitation, custodians, nominees, trustees and agents), or who have a contractual or other legal obligation to forward this document or, where relevant, the Application Form to such persons, is drawn to the information which appears in paragraph 5 of Part IX of this document.

In particular, COLT Shareholders who have registered addresses in, or who are resident in, or who are citizens or nationals of, countries other than Luxembourg, the United Kingdom, Ireland, France or Germany should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up Open Offer Shares.

The Open Offer is not being made in or into, and this document may not be treated as an invitation to acquire any Open Offer Shares by any Qualifying Shareholder resident or located in the United States, Australia, Canada, Japan or New Zealand or by any other US Holder or Excluded Holder. Notwithstanding the foregoing, the Selling Shareholder may sell Open Offer Shares to certain US Holders which are "qualified institutional buyers" or other US Holders who are institutional "accredited investors" under the separate US Private Placement at a price per share equal to the Offer Price and on such other terms as the Selling Shareholder may consider appropriate. Further details are set out in paragraph 5 of Part IX of this document.

3.6  Timing

The latest time for applications under the Open Offer to be received, whether from Qualifying non-CREST Shareholders or from Qualifying CREST Shareholders, and for payment in full in cleared funds is 11.00 a.m. on 30 June 2006. The procedure for application and payment depends on whether, at the time at which application and payment is made, you have an Application Form in respect of your Open Offer Entitlements or have Open Offer Entitlements credited to your stock account in CREST.

Qualifying non-CREST Shareholders paying by cheque are advised to post their Application Forms and accompanying cheques, so as to ensure they are received by the Receiving Agent, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex BN99 6DA by no later than 26 June 2006, to allow sufficient time for the cheque to be cleared before 11.00 a.m. on 30 June 2006.

3.7  Listing, dealings and settlement of Open Offer Shares

Your attention is drawn to paragraph 6 of this Part III.

4.     The Scheme

Under the Scheme:

(A)
the amount standing to the credit of COLT's share premium account, which as at 31 March 2006 (unaudited) stood at approximately £2.320 billion, will be reduced by £2.010 billion and the resulting reserve in the books of COLT will be applied to eliminate the accumulated deficit on COLT's profit and loss account as at the Business Day immediately before the Scheme Effective Date (as at 31 March 2006 the accumulated deficit on COLT's profit and loss account stood at approximately £

  1.988 billion (unaudited)) and any amount in excess of such accumulated deficit shall be credited to a special reserve;

(B)
all the existing COLT Shares will be cancelled and the resulting reserve capitalised by the issue of fully paid new shares in COLT to COLT S.A.; and

(C)
COLT S.A. will in turn issue COLT S.A. Scheme Shares to the former COLT Shareholders.

The COLT S.A. Scheme Shares will be issued on a one-for-three basis to the holdings of Scheme Shares of former COLT Shareholders. Accordingly, COLT Shareholders will cease to own COLT Shares and instead will own COLT S.A. Scheme Shares.

Entitlements of COLT Shareholders to COLT S.A. Scheme Shares pursuant to the Scheme will be rounded down to the nearest whole number. Fractions of COLT S.A. Scheme Shares will not be allotted to COLT Shareholders under the Scheme but will be aggregated and sold in the market after the Scheme Effective Date. The net proceeds of the sale will be paid in cash to the COLT Shareholders entitled thereto in accordance with their fractional entitlements.

The Court Order to make the Scheme effective will not be filed if, among other things, the Purchase Agreement has been terminated prior to the Scheme Effective Date. It is expected that the Scheme will become effective on 30 June 2006, the last day for acceptances and payment in full under the Open Offer.

With effect from the implementation of the Scheme, the principal asset of COLT S.A. will be the shares in COLT.

5.     COLT ADSs

On 10 April 2006 the ADS Depositary gave notice to the holders of COLT ADSs that the COLT ADS Deposit Agreement:

(A)
had been amended to reduce:

(i)
the prior notice to holders of COLT ADRs required for termination of the COLT ADS Deposit Agreement from 90 days to 30 days; and

(ii)
the period of time that must elapse after termination of the COLT ADS Deposit Agreement before the ADS Depositary may sell the COLT Shares underlying the COLT ADSs from one year to 30 days; and

(B)
will terminate with effect from the close of business of the ADS Depositary on 10 May 2006.

The last date on which holders of COLT ADSs can instruct the ADS Depositary to exchange COLT ADSs for COLT Shares will be on or about 9 June 2006. Thereafter, the COLT Shares representing the remaining ADSs will be sold in the market and holders of COLT ADSs will be entitled, upon surrender of their COLT ADRs, to receive the proceeds less expenses, a fee of up to US $0.05 per ADR payable to the ADS Depositary, transfer taxes and the costs of sale. Accordingly, there will be no COLT ADSs in existence at the Scheme Record Time.

The ADS Depositary has indicated to COLT that, in accordance with the COLT ADS Deposit Agreement, it will not provide voting facilities in respect of the Court Meeting or the COLT EGM to holders of COLT ADSs.

6.     Listing, dealings and settlement

6.1  Delisting of COLT Shares

The last day for dealings in COLT Shares is expected to be 29 June 2006, following which COLT Shares will be suspended from the Official List and from trading on the London Stock Exchange's market for listed securities. The last time for registration of transfers of COLT Shares is expected to be 6.00 p.m. on 29 June 2006. No transfers of COLT Shares will be registered after that time.

If all the conditions to the Scheme are satisfied, COLT intends to seek the delisting of COLT Shares from the Official List. Prior to the Scheme becoming effective, a request will be made to the UK Listing Authority to cancel the listing of the COLT Shares on the Official List and to the London Stock Exchange to cancel the admission to trading of the COLT Shares on the London Stock Exchange's market for listed securities. It is expected that the COLT Shares will be delisted with effect from 8.00 a.m. on 3 July 2006.

These dates may be deferred if it is necessary to adjourn any meetings required to approve the arrangements described in this document or if there is any delay in obtaining the Court's sanction of the Scheme. In the event of a delay, the Open Offer timetable will be extended and the application for the COLT Shares to be delisted will be deferred, so that the listing will not be cancelled until the Scheme takes effect.

On the Scheme Effective Date, all certificates representing COLT Shares will cease to be valid and binding in respect of such holdings and can be destroyed.

6.2  Listing of Open Offer Shares and COLT S.A. Scheme Shares

Applications have been made to the UK Listing Authority for admission of the Open Offer Shares and the COLT S.A. Scheme Shares to the Official List and to the London Stock Exchange for admission of the Open Offer Shares and the COLT S.A. Scheme Shares to trading on its market for listed securities. Subject to the Scheme becoming effective and the Open Offer becoming unconditional in all respects, it is expected that Admission of the Open Offer Shares and the COLT S.A. Scheme Shares will become effective and that dealings in the Open Offer Shares and the COLT S.A. Scheme Shares, fully paid, will commence by no later than 8.00 a.m. on 3 July 2006.

6.3  Issue of DIs representing entitlements to COLT S.A. Shares

The Open Offer Shares and the COLT S.A. Scheme Shares will be issued in registered form and are capable of being held in uncertificated form. However, securities of non-UK incorporated companies, such as COLT S.A., cannot be held or transferred in CREST.

COLT S.A. has therefore entered into depositary arrangements to enable investors to hold and settle COLT S.A. Shares in CREST in the form of dematerialised Depositary Interests or DIs. DIs represent entitlements to underlying non-UK shares. Accordingly, COLT S.A. DIs will represent entitlements to COLT S.A. Shares. Each COLT S.A. DI will represent an entitlement to one COLT S.A. Share.

COLT Shareholders should refer to Part X of this document for further details regarding COLT S.A. DIs.

6.4  Settlement

Subject to the satisfaction of the conditions of the Open Offer, and to the Scheme being implemented, the Open Offer Shares to which Qualifying Shareholders are entitled under the Open Offer (and for which they validly apply), and the COLT S.A. Scheme Shares, will be delivered in certificated form and:

(a)
to the extent the entitlement arises as a result of a holding of Existing COLT Shares in certificated form at the Open Offer Record Date, or as a result of a holding of COLT Scheme Shares in certificated form at the Scheme Record Time, in the name of the relevant Qualifying non-CREST Shareholder or the relevant holder of COLT Scheme Shares, as appropriate, with the relevant share certificate expected to be despatched by post, at the applicant's risk, by no later than 14 July 2006; and

(b)
to the extent the entitlement arises as a result of a holding of Existing COLT Shares in uncertificated form at the Open Offer Record Date, or as a result of a holding of COLT Scheme Shares in uncertificated form at the Scheme Record Time, in the name of the Depositary (or its nominated custodian), as trustee for the persons respectively entitled to such Open Offer Shares or such COLT S.A. Scheme Shares (or in the name of the Depositary's nominated custodian as trustee for the Depositary who, in turn, will hold its interest as trustee for the persons respectively entitled to such Open Offer Shares or such COLT S.A. Scheme Shares), and the Depositary will deliver COLT S.A. DIs, representing those Open Offer Shares and COLT S.A. Scheme Shares, to the relevant Qualifying CREST Shareholder or holder of COLT Scheme Shares with delivery (to the stock account in CREST in which each such Qualifying CREST Shareholder held such Existing COLT Shares or each such holder of COLT Scheme Shares held such COLT Scheme Shares) of those COLT S.A. DIs expected to take place on 3 July 2006.

No temporary documents of title will be issued.

COLT Shareholders should refer to Parts IX, X and XVI of this document for further terms and conditions relating to the Open Offer and for further information regarding COLT S.A. DIs and listing, dealings and settlement of the Open Offer Shares and COLT S.A. Scheme Shares.

7.     Action to be taken

Subject to paragraph 5 of Part IX of this document, Qualifying non-CREST Shareholders who wish to apply to purchase Open Offer Shares under the Open Offer should complete the enclosed Application Form in accordance with the procedure for application set out in Part IX of this document and on the Application Form itself. Such Qualifying non-CREST Shareholders should then return the Application Form with the appropriate remittance for the full amount of the Open Offer Entitlements to be applied to purchase Open Offer Shares, to be received as soon as possible and in any event by no later than 11.00 a.m. on 30 June 2006, to the offices of the Receiving Agent at the address set out on the Application Form. Qualifying non-CREST Shareholders who are paying by cheque are advised to post their Application Forms and cheques so as to ensure that they arrive at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA by no later than 26 June 2006, to allow sufficient time for the cheque to be cleared before 11.00 a.m. on 30 June 2006.

It is a term of the Open Offer that cheques shall be honoured on first presentation and if any cheque or other remittance is presented for payment but not honoured by 11.00 a.m. on 30 June 2006 it will be treated as invalid. However, COLT S.A. (as agent for the Selling Shareholder) may (in its absolute discretion) elect to treat any acceptance in respect of Open Offer Entitlements to be applied to purchase Open Offer Shares to which such cheque or other remittance relates as valid. Qualifying non-CREST Shareholders who are paying by cheque are advised to post their Application Forms and accompanying cheques, by first class post in the United Kingdom or in the reply paid envelope provided, so as to ensure that they arrive at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA by no later than 26 June, to allow sufficient time for the cheque to be cleared before 11.00 a.m. on 30 June 2006.

Qualifying CREST Shareholders who wish to apply for Open Offer Shares in respect of some or all of their Open Offer Entitlements should refer to the CREST Manual for further information on the CREST procedures referred to in paragraph 2(B) of Part IX of this document.

Qualifying Shareholders who are CREST sponsored members should refer to their CREST sponsor regarding the action to be taken in connection with this document and the Open Offer.

COLT Shareholders should refer to Part IX of this document for the further terms and conditions relating to the Open Offer.

Your attention is drawn to paragraph 5.1(C) of Part XV of this document which summarises the rights attaching to COLT S.A. Shares (including the Open Offer Shares and the COLT S.A. Scheme Shares).

8.     Taxation

Your attention is drawn to Part VIII of this document. If you are in any doubt as to your tax position, you should consult your own professional adviser without delay.

9.     COLT Share Schemes

As a result of the Scheme, participants in the COLT Share Schemes will be given the opportunity to exchange their options and awards to acquire COLT Shares for equivalent options and awards to acquire COLT S.A. Shares. The rules of the COLT Share Schemes will continue to govern such exchanged options and awards. Under the rules of the COLT Share Schemes, exchanged options and awards to acquire COLT S.A. Shares can be adjusted to take into account the Open Offer in such manner as the Board considers appropriate in the circumstances, subject to confirmation from COLT S.A.'s auditors that, in their opinion, the adjustment is fair and reasonable. In respect of options granted under Part A of the COLT Telecom Group Share Plan or under the COLT Telecom Group Savings-Related Share Option Scheme, which are approved by HM Revenue & Customs, any adjustments to the terms of those options must be approved by HM Revenue & Customs. Similarly, adjustments to options granted under the COLT Savings-Related Share Option Scheme (Ireland) must be approved by the Irish Revenue Commissioners. Participants in the COLT Share Schemes will be notified in due course of any adjustments to their options and awards as a consequence of the sale of the Open Offer Shares.

10.  Further information

Your attention is drawn to the additional information set out in the other Parts of this document, including the Risk Factors set out in Part II of this document.

If you have further questions, please telephone Lloyds TSB Registrars on 0870 240 7986 (+44 1903 276 342 if you are calling from outside the United Kingdom). This helpline in available from 8.30 a.m. to 5.30 p.m. Monday to Friday (excluding public holidays) and is expected to remain open until 14 July 2006. Please note that calls may be monitored or recorded. For legal reasons, the helpline will only be able to provide you with advice on matters of procedure and will be unable to give advice on the merits of the Open Offer, the Open Offer Shares, the Scheme, the COLT S.A. Scheme Shares or other COLT S.A. Shares or to provide financial, investment or tax advice.

Yours faithfully

Barry Bateman
 Chairman

PART IV

THE COLT GROUP'S INDUSTRY

1.     Introduction

The COLT Group operates in the European market for fixed line telecommunications. Some of the characteristics of that market are discussed below.

2.     History and deregulation

Historically, the fixed line telecommunications market in Europe was dominated by strong public service monopolies. Deregulation in the 1980s and 1990s led to privatisation of these monopolies and the introduction of competition for fixed line services throughout Europe. Taking advantage of the opportunities presented by deregulation, new competitors (referred to as alternative operators) entered the market, responding to the changing requirements of customers and using the latest technologies to meet those requirements.

Despite the initial regulatory changes which created competition in European markets, the former public sector monopoly providers (or PTOs) continue to be the incumbent national operator in all of the countries in which the COLT Group operates. Alternative operators have often concentrated on customers and services where the incumbent PTOs appear weakest and customer expectations most demanding, for example, price-sensitive larger customers, value-added services and newer services, such as broadband.

The substantial presence of the incumbent PTOs in many of the sub-markets of the telecommunications market has meant they are subject to extensive and potentially sustained regulation. For further information on how regulation impacts the COLT Group's industry, and to a direct and indirect extent the COLT Group, see Part VI of this document.

3.     Competition

The telecommunications industry is highly competitive in the areas where the alternative operators compete. This is particularly true where the opportunity for product differentiation is low and the customer's purchasing decision is largely price driven, for example in switched voice traffic and point-to-point bandwidth services. Consequently, although the volume of switched voice traffic has increased significantly over the last ten years, the price for such services has declined over this period.

Competition is continuing to generate strong downward price pressure across the market for business telecommunications services. Most operators' response to this situation has been to attempt to move into the value-added segments of the market.

The fixed-line sector is subject to increased competitive pressure from the mobile sector. This has to date principally been in the form of "fixed-mobile substitution", where the ubiquity and ease of a mobile phone has led to customers making calls from mobiles that could otherwise be made from fixed lines.

In every country in which it operates, the COLT Group competes primarily with the resident PTO in the fixed line market. The COLT Group also faces competition for switched traffic from a number of smaller alternative service providers.

In addition, the COLT Group faces competition for cross-border business from a number of pan-European operators, together with competition from new market entrants.

Systems Integrators (SIs) which provide integrated IT systems are increasingly entering the telecoms market as they look to add more value to their offerings by integrating telecommunications services into their existing products. The COLT Group has not sought to compete with SIs. COLT believes that in the information and communications technology market COLT is seen as an attractive partner for SIs.

The voice market is also subject to competition from new entrants in the VoIP market such as Skype and Vonage, who have offerings in the small and medium size corporate markets. COLT S.A. also regards the competition that will come from such new technologies and market entrants as important factors that will influence its medium to long term profitability as customers migrate to those new services and technologies. The COLT Group's response to competition from these and other market entrants has been to launch its own new products such as VoIP, COLT Total and COLT Total Plus (which provide a voice/data bundle that can be enhanced with additional capabilities such as VoIP and managed data services). A key priority for the COLT S.A. Group will be to continue to develop such new products and to generate new revenues through the migration of existing customers to these new products and through winning new customers.

The incumbent PTOs' continued strength and the inherent "any-to-any" nature of most voice telecommunications services (i.e. customers need to be able to talk to anyone and not only customers on an operator's own network) means that alternative operators must use incumbent PTOs' networks to provide services to their own customers. Some point-to-point connections are also purchased from incumbent PTOs to provide bandwidth service connectivity to alternative operators' customer locations that are "off network". Hence, PTOs are typically alternative operators' largest suppliers as well as their principal competitors. The basis on which operators connect their networks is known as "interconnection" and payments are made between operators for interconnection services. Regulators have required incumbent PTOs to provide interconnection services. Fixing the terms of interconnection services continues to be a source of dispute between alternative operators and incumbent PTOs. Despite continuing efforts by regulators, alternative operators may never achieve an equal footing with the incumbent PTOs without some radical restructuring of the incumbent PTOs. Certain operators, such as the COLT Group, have therefore developed direct access to customers, thereby minimising the need to use the incumbent networks. However the COLT Group's customers will usually need the ability to communicate with end-users connected to the networks of incumbent PTOs. As a result, the COLT Group will continue to need interconnection services from incumbent PTOs.

4.     Product Types

The types of products and services available in the fixed line telecommunications market are constantly evolving. Gartner Dataquest*, the industry analyst, breaks the market down into four broad product types: Voice, Wholesale services, Data and Internet. Although these product segments share some characteristics of the European telecommunications market as a whole, each has special characteristics. The COLT Group offers some products and services in each of the product segments identified.

*
Gartner Dataquest, Forecast: Top 10 Fixed-Line Operators in Western Europe, 3Q05 by L. Unden, et al. 3 January 2006.

4.1  Voice

The voice segment consists of voice and other traffic carried over the public switched telephone networks (PSTN). The size of the voice telephony segment (by value) has been declining in most European countries. COLT S.A. believes that market demand for VoIP will increase considerably, partly because of more emphasis on price, quality and features leading to a decline in its traditional fixed line voice revenues which could be material in the medium to longer term. Internet Protocol ("IP") networks can carry voice very efficiently and in the long run voice may become simply one of many applications running over all IP networks.

4.2  Wholesale services

The European wholesale segment consists of wholesale voice services, data services (leased lines and other data services) and Internet services (IP transit and web hosting). Customers in the wholesale segment can be broadly categorised into two classes: (i) network operators that require access to other operators' networks to provide end-to-end solutions for their own customers; and (ii) service providers without their own networks on-selling other operators' network-based services to the end-user. While the first category of customers has grown little in the last few years, there has been strong growth in the latter. This has often been driven by the network operators themselves, seeking out "channel partners" with strong brands, customer relationships and retailing capabilities, to on-sell the operator's network services, thereby utilising capacity and sustaining revenues.

4.3  Data

The data service segment consists of unmanaged data services and managed data services. COLT S.A. believes that customers for data services in the European telecommunications market will continue to require greater flexibility and scalability that will allow them more easily to incorporate additional sites, such as branch offices. COLT S.A. also believes that they will require greater bandwidth capacity to transmit more complex applications and require greater security and backup in case of downtime as more business-critical information is transmitted over networks. As a result, COLT S.A. expects that data service providers will continue to migrate former legacy packet customers on to IP networks when established contracts expire. IP networks enable customers to increase the functionality of their network by combining voice, data, Internet and video options easily without changing network topology.

4.4  Internet

The Internet segment consists of subscription, web-hosting and value-added IP services. COLT expects growth in the business internet market as a whole to be driven by growth in value-added services such as web-hosting and e-commerce rather than basic internet access. Businesses are increasingly willing to outsource their web-hosting, increasing opportunities to cross-sell applications, security services, storage and disaster recovery services. Web-hosting growth will continue to be driven by the same businesses who want to outsource data centres for optimum maintenance, security and management.

5.     Bundling and convergence

In competitive markets, bundling of products and services is becoming increasingly important. Bundling, where appropriate, allows an operator to increase the total revenue per customer while at the same time reducing churn and future price-pressure on the more price-sensitive services in the bundle. Bundling is particularly effective for operators that have direct connections to customers, as the COLT Group does, where once the customer is connected the marginal cost of providing additional services is low. In parallel with this bundling approach to packaging and pricing services, the products and services in the telecommunications market are converging. This is principally driven by the position of IP as the de facto standard for transmission and routing telecoms equipment. Operators will require both the network skills to manage this convergence in their network, and to provide the managed services and support to customers.

6.     Technological developments

In COLT S.A.'s view, the following are currently among the most important technological developments in the European telecommunications market:

VoIP:    this technology, which allows voice traffic to be transmitted over the internet, provides a new method of communication in the enterprise market. VoIP technology enables features such as unified messaging, presence management and a single contact number.

Fixed-Mobile Convergence:    the mobile operators' strategy for convergence, providing services which operate from different end-user devices ranging from desktop personal computers to mobile handsets.

Multiprotocol Label Switching (MPLS):    MPLS is widely used to deliver secure IP-based Virtual Private Networks (IP-VPNs). Operators are continuing to develop the IP-VPN features to add more quality of service and policy management features that enable the customer to use the bandwidth within the VPN more efficiently.

Carrier Ethernet:    with Carrier Ethernet, enterprises can save costs on equipment, fulfil flexible high bandwidth requirements, deploy multi-site Information Technology ("IT") architectures and consolidate servers. Since there is still excess demand for Carrier Ethernet, due to limited geographical availability of services, alternative carriers may have an opportunity to develop and offer Ethernet services faster than the incumbent PTOs.

Low Cost Access:    beyond Asymmetric Digital Subscriber Line ("ADSL") and Symmetric Digital Subscriber Line ("SDSL"), there are a number of access technologies based on high frequency digital transmission over copper lines. These can deliver Ethernet or IP over copper lines at speeds of up to 100Mbit/s by bonding copper pairs and using advanced modulation techniques.

Worldwide Microwave Interoperability for Microwave Access ("WiMAX") Forum:    is an organisation that aims to standardise and promote the use of broadband wireless access based on the IEEE 802.16d standard. This standardisation will reduce the costs of wireless access equipment and enable non-line of sight radio systems to provide Ethernet based services to buildings using initially 3.5GHz and 5.8GHz spectrum. These wireless systems are known to deliver cost effective services to suburban and rural areas.

PART V

INFORMATION ABOUT COLT S.A. AND THE COLT GROUP

1.     History and development

1.1  History and development of COLT S.A.

COLT S.A. was incorporated in Luxembourg on 13 April 2006 under the Companies Law as an ordinary taxable company and is seeking to obtain the special tax status granted to billionaire holding companies under the law of 31 July 1929 (as most recently amended on 21 June 2005) and the Grand Ducal Decree of 17 December 1938.

COLT S.A. is a holding company and has not traded since incorporation.

COLT S.A. is registered at the Luxembourg Registre de commerce et des sociétés with company number R.C.S. Luxembourg B115679. Its registered office and principal place of business is at Kansallis House, Place de l'Etoile, L-1479 Luxembourg.

1.2  History and development of the COLT Group

COLT was incorporated in England and Wales on 2 August 1996 under the Companies Act as a public company limited by shares with registration number 3232904 and, through a series of transactions, acquired the operating companies that have conducted the COLT Group's business since 1992.

COLT became a listed public company on the London Stock Exchange and on NASDAQ on 17 December 1996. On 23 February 2006, COLT announced its intention to cancel its NASDAQ listing. It is expected that such listing will terminate on 10 May 2006.

The COLT Group began offering telecommunications services in London in 1993. From 1992 until 2001 the COLT Group invested in its network and telecommunications systems to create a European fibre network connecting 32 European cities, each with its own Metropolitan Area Network ("MAN"), which established the geographic coverage of its network.

The COLT Group's 32 MANs are listed below:

Country	City
Austria	Vienna
Belgium	Antwerp, Brussels
Denmark	Copenhagen
France	Lyon, Marseilles, Paris
Germany	Berlin, Cologne, Dusseldorf, Frankfurt, Hamburg, Hanover, Munich, Stuttgart
Ireland	Dublin
Italy	Milan, Rome, Turin
Netherlands	Amsterdam, Rotterdam, The Hague
Portugal	Lisbon
Spain	Barcelona, Madrid, Valencia
Sweden	Stockholm
Switzerland	Geneva, Zurich
UK	Birmingham, London, Manchester

Construction of the COLT Group's network infrastructure was substantially completed in 2001. Since then the COLT Group has focused on increasing its customer base and turnover and improving its profitability within the geographic areas already covered by its network.

The COLT Group's investment in fixed assets is now principally in making selective investments to support its customers' evolving requirements.

2.     Business overview of the COLT Group

2.1  Introduction

The COLT Group serves more than 50,000 customers in the business (including public sector) and wholesale markets. Having invested nearly £2.8 billion in its IP and Ethernet enabled network, COLT S.A. believes that the COLT Group has a fixed line network with a breadth and depth of coverage in Western

Europe that is unique in the telecommunications industry. COLT S.A. does not anticipate making further significant investments in the COLT Group's network.

The COLT Group offers its customers switched and non-switched products. Switched products are primarily voice products and non-switched products are primarily data services, data centre solutions and managed services. The COLT Group offers the following principal products:

•
Voice Services.    The COLT Group offers a wide range of voice services for national and international call traffic. Voice services range from direct or indirect switched telephony services to Intelligent Network Services, designed to implement commercial call-handling systems.

•
Data Services.    The COLT Group offers high capacity, high-speed data services to major business centres in Europe including a wide range of network-related managed data services. The COLT Group's engineers manage private and Internet-based services for customers, either as part of a larger solution or as stand-alone products.

•
VoIP Services.    The COLT Group has recently launched a managed VoIP service for the retail business market. This is one key area in which COLT S.A. will be seeking to capture market share in order to maintain growth and profitability.

•
Managed Services.    The COLT Group offers managed IT infrastructure services via 13 data centres across Europe. Its products range from simple co-location hosting through data storage and disaster recovery to fully-managed IT services. The COLT Group has developed managed services for the medium size enterprise market including internet access, voice, managed desktop applications, remote access and an overall IP device management service on the customers' premises.

The COLT Group provides product varieties for wholesale customers. In its wholesale business, the COLT Group provides services to other telecommunications operators and service providers across Europe. In 2005, the number of the COLT Group's wholesale customers grew by more than 1 per cent. to 1,206 by the end of 2005. The COLT Group's wholesale products include bandwidth, access, Reseller Connect, Intelligent Network services, carrier voice and backhaul. Wholesale business traffic, despite being less profitable than retail business, can be run on otherwise unused network capacity and requires little operational expenditure.

2.2  The COLT Group's strengths

(A)  The COLT Group has a breadth and depth of coverage in Western Europe that COLT believes is unique in the telecommunications industry

The COLT Group's network is made of optical fibre and covers 32 cities in Western Europe with direct access to over 12,000 commercial buildings. Operating a network, most of which it owns, allows the COLT Group to offer its customers secure, high quality, end-to-end routing of customer traffic at competitive rates. It also helps ensure the quality and security of in-network transmissions. The COLT Group's geographic footprint covers 13 countries in Western Europe, which reduces its reliance on the economic performance of any single country.

(B)  The COLT Group has a strong customer base with a wide diversity of geographies, including over 50,000 business customers across a wide range of commercial sectors and the public sector

The COLT Group's customer base of more than 50,000 includes 25 of the world's largest financial institutions, seven out of the ten largest European stock exchanges and the three largest European financial information providers as well as a number of international, national and local public sector institutions. The quality of its customer base provides the COLT Group with strong credentials to tender for new customer contracts and its existing relationships give it significant opportunities to increase its share of the COLT Group's existing customers' total expenditure on telecommunications services by selling additional products to them including non-switched products with attractive margins.

(C)  The COLT Group achieves high standards of customer services which assists it in retaining its customers and successfully tendering for new contracts

COLT is the only company to have won the World Communication Award for Customer Care four years in a row.

An independent customer satisfaction survey conducted by Holden Pearmain and commissioned by COLT in September 2004 ranked COLT first in each of the categories of Ordering and Buying Consultation, Implementation and Delivery, Customer Service, Problem Resolution and Billing.

COLT engaged Satmetrix to conduct further customer satisfaction surveys in April and November 2005. The results from these two surveys have on both occasions indicated that the COLT Group is positioned ahead of the European Telco Benchmark for customer satisfaction.

(D)  The COLT Group owns most of its network

The benefits of owning most of its own network are:

•
security and service quality on the network are under the COLT Group's direct control;

•
the COLT Group does not have to pay interconnection charges to other operators for transmission between points directly connected on its network;

•
its access points allow the COLT Group to compete for termination business against incumbent PTOs; and

•
the COLT Group can connect additional customers in buildings where it already has a connected customer without incurring significant extra costs.

(E)  The COLT Group has a stable financial position

The COLT Group currently has invested nearly £2.8 billion in its IP and Ethernet enabled network, has a strong balance sheet and a supportive major shareholder.

It has a strong cash position which provides it with sufficient liquidity and the financial flexibility to pursue its business strategy. As at 13 April 2006 on an unaudited pro forma basis (after giving effect to the sale of the Open Offer Shares, the Scheme, and the application of some of the net proceeds of the sale of the Open Offer Shares together with existing cash resources of COLT, in the discharge of the 2007 Notes and the placing on deposit (or investment in cash equivalent investments) of the balance of such proceeds on the basis described in Part XIV of this document) the COLT S.A. Group had £287.1 million (unaudited) of cash and cash equivalents and no indebtedness maturing until 2008. Further unaudited pro forma financial information relating to the COLT S.A. Group is set out in Part XIV of this document.

(F)   The COLT Group has a strong and experienced management team

Since 2004, the COLT Group has strengthened its management team in order to deliver its strategy and improve the operational efficiency of its business. Many of its executive directors and senior management have held senior positions at prominent telecommunications and IT companies, including TDS Informationstechnologie, Compaq, Thomson-CSF, Texas Instruments, BT, Wang, Data Services SpA, IBM Digital Equipment Europe, MCI, Fidelity Broadband Group, Asia Telecom Group and MetroRED Telecom Group. The skills of these executives are complemented by the skills of certain other senior managers recruited recently from different industries to enable the COLT Group to take a wider view of the demands and customer expectations of the markets in which it operates. Since the beginning of 2005, its management team has initiated a number of measures including:

•
reorganising and restructuring its sales force and aligning it to its customer base together with the introduction of a new incentive programme;

•
appointing a new Chief Technology Officer in May 2005 to focus on product development;

•
transferring a significant amount of its non customer-facing service operations to India;

•
improving its internal controls, particularly its management information and accounting systems; and

•
simplifying its approach to its pricing, its billing systems and its product portfolio.

2.3  The COLT Group's strategies

The COLT Group is focused on accelerating the growth of its profitable turnover and the overall performance of its business. The key elements of the COLT Group's strategy are:

•
to seek to increase its turnover profitability by selling higher margin products to its existing customers, increasing the number of customers in buildings already connected to its network and connecting more of the buildings located within 500 metres of its MANs;

•
increasing the attractiveness of its product portfolio through innovation by seeking to create a portfolio that differentiates it from its competitors, fully leverages its existing network assets and provides it with consistent early mover advantage;

•
increasing the number of its new products and services, particularly in relation to data and data centre services (DCS), migrating customers to its new products and winning significant new customers in this product area;

•
developing closer relationships with its customers, seeking to increase the renewal rates of existing customer contracts and increasing its share of its existing customers' total expenditure on telecommunications services;

•
simplifying its product offering and pricing by eliminating older products and focusing on viable, profitable and innovative products and standardising pricing systems across the organisation;

•
reducing its unit costs to deliver its profitability goals and provide its customers with competitively priced services, particularly through tighter controls on inter-connect costs, investment in administrative systems and the transfer of non customer-facing operations to India; and

•
investing in the COLT Group's people and values to provide a high quality service to its customers and to develop strong customer relationships.

2.4  The COLT Group's activities and principal markets

(A)  Products

The COLT Group has an extensive portfolio of products for its corporate customers (which includes large and mid-sized businesses and public sector customers), divided into the following principal categories:

Voice	Data	Data Centre and Managed Services Solutions
Corporate Voice	Broadband	Co-location
Intelligent Network Services	Ethernet	Hosting
Managed Customer Contact Solutions	IP Voice
	Broadcast	Security/Business Continuity
	Internet Access IP-VPN	Storage Messaging
	CPE Solutions	Local Area Network ("LAN") & Desktop Management Security/Business Continuity Messaging

The communications protocols that underpin COLT's products are split between switched and non-switched. Switched services involve the transmission of voice, data or video to wherever end-users or carriers choose to send it. Non-switched services involve a fixed communications link between specific locations and include managed and non-managed network and bandwidth services.

(B)  Product development

COLT updates existing products and services and introduces new offerings to realise market opportunities, especially the increasing opportunities in data and internet services. Approximately 8 per cent. of the COLT Group's workforce is engaged in product development and innovation. The COLT Group is continuing to develop enhanced voice, data, data centre and managed services products to reach new markets and to seek to profit from the rapidly growing market for high bandwidth applications and advanced intelligent network services. In 2005, in addition to winning its largest ever contract, worth over €80 million with AOK in Germany, the COLT Group also won 31 other contracts each valued at over €1 million. In May 2005, the COLT Group appointed a Chief Technology Officer to lead its efforts in this area.

In COLT's experience each new product takes about 18 months to develop and test, and needs about the same period of time in the market before it can deliver a significant revenue stream. Within the last twelve months the COLT Group has launched or upgraded seven products. In April 2005, the COLT Group launched a line rental option for Voice Connect and announced the launch of COLT IP Voice, Europe's first VoIP service aimed specifically at business customers and priced on a fixed per user, per month basis. In June 2005 it launched Managed IVR (Interactive Voice Response) and IN (Intelligent Network) for Resellers, in August 2005 International IN was launched, and DSL access to SWIFTnet followed in early September 2005. In November 2005 the COLT Group announced the launch of COLT Total, a DSL-based converged voice/data product for the midsize corporate market and has already entered into contracts to provide COLT Total to several hundred new customers across Europe.

(C)  Customers and principal markets

The COLT Group's customers include large and medium sized corporate and public sector end-users, many of which have operations in two or more of the cities in which the COLT Group operates. The COLT Group also provides a range of services to other telecommunications carriers, both national and international.

In total, the COLT Group has more than 50,000 business customers, and has connected over 12,000 buildings in Europe to its network. Its customers are split geographically between France (22 per cent.), Germany (34 per cent.), the United Kingdom (9 per cent.) and elsewhere (35 per cent.).

The most attractive pool of potential customers for the COLT Group are business end-users located within 500 metres of one of its 32 MANs. Within this potential customer pool the most attractive customers are medium sized enterprises with more than 50 employees and larger national and pan-European companies and public sector entities. These customers are attractive to the COLT Group because they are close to existing network infrastructure and can be connected at relatively low cost and because of the higher margins the COLT Group can generate from the value-added services it can supply to them.

The COLT Group also has a strong wholesale market presence serving approximately 1,200 other telecommunications operators and service providers across Europe. The COLT Group's wholesale products include bandwidth, access, Reseller Connect, Intelligent Network services, carrier voice and backhaul. Wholesale business traffic can be run on otherwise unused network capacity. The COLT Group does not directly participate in the residential voice market.

(D)  Sales and marketing

The COLT Group defines its customer market types as: major corporates, medium size enterprises and wholesale in an effort to focus the COLT Group's sales efforts on the most valuable sections of potential markets. Each sales organisation specialises as much as possible on single sectors.

Over 900 people participate in the COLT Group's sales and marketing process across the 13 countries in which it operates. To supplement its direct sales force, the COLT Group uses non-exclusive sales agents and dealers to market its switched services, especially COLT Connect. As part of its effort to reduce customer churn, the COLT Group now pays its sales force commission for renewing contracts for services.

In addition to business end-users, the COLT Group also does business with national and international carriers. These relationships are managed by specialist account representatives from the COLT Group's sales force.

(E)  Pricing

The COLT Group's overall pricing strategy is aligned to its general corporate strategy, focusing on two particular aspects—growth and on-net business. Actual product pricing strategies are then refined depending on the other influencing factors (e.g. country, customer type, availability and pricing of substitutes, value and differentiating factors).

Individual pricing decisions are aimed at maximising revenue and margins, where possible with a policy of disruptive pricing in the most competitive places.

Bundling is a way of achieving differentiation and, by teaming the right combinations of products at attractive prices, the operators that bundle products can improve their share of the overall telecommunications spending of an individual customer.

Signing up new customers is usually more expensive than retaining existing ones, so reduction of churn is a priority. Analysis is regularly undertaken to identify customers most at risk, and the results passed to the COLT Group's sales force for action.

(F)   India

The COLT Group opened its operation in Gurgaon, India, outside New Delhi, in September 2004, to control operating costs. As at 31 December 2005, COLT had 545 employees in India, representing about 14 per cent. of COLT's total workforce. COLT expects that by the end of 2006, 20 per cent. of COLT's total workforce will be in India.

A broad range of work is, and is anticipated to be, performed in India, including a unit to handle fault calls related to internal desktop and system problems, a Security Operations Centre which monitors customer networks for intrusion and takes remedial action to protect network boundaries, a data cleansing unit, design and updates to the COLT Group's websites and monitoring utilisation of the network and recommending upgrades or projects to ensure optimum use of assets. Staff in India also support the COLT Group's sales team designing bespoke network configurations.

(G)  Interconnection arrangements

Interconnection is the system by which subscribers on one network can access subscribers on another network. Interconnection agreements enable the revenue for calls to be shared between the operator of the network that originates traffic and the operator of the network that terminates the traffic.

The COLT Group's largest single operating cost is interconnection as it settles the interconnection charges for having its customers' traffic terminated all over the world. There are opportunities to mitigate these costs, for example, by aggregating traffic to obtain volume discounts, by optimising the route employed to direct the traffic to its chosen destination and by keener negotiation of revenue sharing agreements, and the COLT Group is currently developing a sharper focus on such opportunities.

(H)  Network

The COLT Group has now completed the building of its long distance network although it may take advantage, from time to time, of opportunities to make additions to its network where the business case is strong.

The network consists of fibre optic rings extending to customer locations, with each ring connecting an average of five to seven customer locations. The COLT Group owns substantially all of the fibre in its networks and the majority of the ducts in which it is laid. Where fibre or ducts are not owned by the COLT Group, they are leased from the owner. The COLT Group serves its customers from one or more nodes or hubs strategically positioned throughout its networks. The node houses the transmission and switching equipment needed to connect customers with each other, carriers and other networks.

The COLT Group has a reliable network and achieved transmission reliability figures during 2005 of more than 99.96 per cent. for voice transmission and 99.99 per cent. for data. The percentages indicate the percentage of the time in 12 months that the network is available for those services. No material reduction in reliability is anticipated.

3.     Organisation structure

3.1  The COLT Group

The Scheme will result in COLT S.A. becoming the holding company of COLT and, through COLT, the COLT Group.

COLT S.A. will be a holding company and will have no revenue-generating operations of its own. It will depend on cash received from the operating activities of its subsidiaries.

COLT is currently the holding company of the COLT Group. All operating activities of the COLT Group are conducted by companies that are subsidiaries of COLT.

3.2  Principal Subsidiaries

CLF, the Selling Shareholder, is, and following completion of the sale of the Open Offer Shares will be, a wholly-owned subsidiary of COLT S.A.

At the date of publication of this Prospectus the significant subsidiaries of COLT S.A. are as follows. Each such subsidiary is wholly-owned by COLT S.A.:

Name	Principal activity	Country of incorporation/ registered office
COLT Telecom (Gibraltar) 1 Limited	Intermediate holding company	Gibraltar
COLT (Gibraltar)	Finance company	Gibraltar
COLT Lux Holding S.à r.l.	Intermediate holding company	Luxembourg
CLF	Finance company	Luxembourg
COLT Lux Group Holding S.à r.l.	Intermediate holding company	Luxembourg

Upon the Scheme becoming effective, COLT S.A. will directly own the entire issued share capital of COLT and, therefore, will be the holding company of the COLT S.A. Group (including the COLT Group). The following table shows the intended principal subsidiary and associated undertakings of COLT S.A. following the implementation of the Scheme, and the sale of the Open Offer Shares being those companies (other than COLT) which COLT S.A. considers will be likely to have a significant effect on the assessment of the assets and liabilities, the financial position and/or the profits and losses of the COLT S.A. Group. As at 2 May 2006, the latest practicable date prior to the publication of this document, each of such companies, is wholly-owned, directly or indirectly, by COLT (other than COLT Lux Holding S.à r.l., CLF and COLT Lux Group Holding S.à r.l., all of which are wholly-owned, directly or indirectly by COLT S.A.).

Name	Principal activity	Country of incorporation/ registered office
COLT Telecommunications (unlimited company)	Telecommunications and internet services provider	United Kingdom
COLT Telecom GmbH	Telecommunications and internet services provider	Germany
COLT Télécommunications France SAS	Telecommunications and internet services provider	France
COLT Telecom AG	Telecommunications and internet services provider	Switzerland
COLT Telecom SpA	Telecommunications and internet services provider	Italy
COLT Telecom España SA	Telecommunications and internet services provider	Spain
COLT Telecom BV	Telecommunications and internet services provider	The Netherlands
COLT Telecom SA	Telecommunications and internet services provider	Belgium
COLT Telecom Austria GmbH	Telecommunications and internet services provider	Austria
COLT Telecom AB	Telecommunications services provider	Sweden
COLT Internet US Corp.	Intra group internet services provider	USA
COLT Telecom US Corp.	Intra group telecommunications services provider	USA

COLT Telecom A/S	Telecommunications and internet services provider	Denmark
COLT Telecom A.S.	Telecommunications and internet services provider	Norway
COLT Telecom—Serviços de Telecomuniçacões, Unipessoal Lda	Telecommunications and internet services provider	Portugal
COLT Telecom Ireland Limited	Telecommunications and internet services provider	Ireland
COLT Telecom Finland OY	Telecommunications and internet services provider	Finland
COLT Technology Services India Private Limited	Intra group support services	India
COLT Lux Holding S.à r.l.	Intermediate holding company	Luxembourg
CLF	Finance company	Luxembourg
COLT Lux Group Holding S.à r.l.	Intermediate holding company	Luxembourg

4.     Principal investments

The COLT Group's principal investments have comprised the significant investments which have been made in its long distance network. This was largely completed by the end of 2001, and principal investments in the three years ended 31 December 2005, 2004 and 2003 generally related to additions to the existing network, purchase of equipment required to connect new buildings and to connect new customers, adding capacity in data centres and connecting DSL customers. In addition, COLT has invested in IT systems to assist in the management of its operations.

Further details of the geographic split of the principal investments of the COLT Group in respect of 2005 can be found at note 2 of Part B of Part XII of this document, in respect of 2004 can be found at page 47 of the 2004 Annual Report and in respect of 2003 can be found at page 51 of the 2003 Annual Report. These investments have been funded through internally generated cash flows and through existing financial arrangements.

5.     Property, plant and equipment

The COLT Group owns most of its own optic fibre network which reaches 13 countries in Western Europe and directly connects 32 major cities, each with its own MAN. Further details of the network are set out in paragraph 2.4(H) of this Part V.

The COLT Group leases node sites, office space, space for data centres and storage space in the cities in which it operates networks. Almost all of the property that the COLT Group occupies is on a leasehold basis, without major encumbrances. COLT is not aware of any environmental issues materially constraining the utilisation of any of the facilities occupied by the COLT Group.

In 2004, the COLT Group established an offshore operation in India in a leased office of 2,946 square metres. Since 31 December 2004 it has acquired an additional 4,991 square metres of leased office space to facilitate further expansion in India.

As at 31 December 2005, the COLT Group leased an aggregate of approximately 261,000 square metres. This comprised the following material properties:

Location	Size (sq. m)	Use
Richard-Neutra-Gasse 10, Vienna, Austria	7,000	Data Centre
1930 Zaventem, Brussels, Belgium	6,850	Data Centre
Rue De Planeur, 10 Brussels, Belgium	3,665	Offices, Storage
Borgmester Christiansens Gade 55, Copenhagen, Denmark	4,963	Office, Node and Storage

Chase Road, Park Royal, London, England	8,412	Data Centre
Beaufort House, 15 St. Botolph Street, London, England	7,480	Offices
Princes Court, Wapping Lane, London, England	5,000	Data Centre
Unit F, 20/22 Wharf Road, London, England	3,470	Offices and Storage
4 Norton Folgate, London, England	3,390	Office, Node and Storage
79 Cavendish Street, London, England	3,344	Offices
23-27 RuePierre Valette, Malakoff, Paris, France	11,340	Office, Node and Storage
Cap Horn, Les Ulis, Cortebeouf, Paris, France	9,130	Data Centre
Rue Wattignes, 60/62, Paris, France	4,121	Data Centre
49 Wiebestrasse Werk 3, Berlin, Germany	7,948	Data Centre
90 Uerdinger Strasse, Dusseldorf, Germany	3,060	Office, Node and Storage
4 Heriotstrasse, Frankfurt, Germany	21,275	Offices
Langer Kornweg 34, Kelsterbach, Frankfurt, Germany	12,494	Data Centre
Bleichstrasse 52, Frankfurt, Germany	6,973	Offices
16-22 Gervinusstrasse, Frankfurt, Germany	6,328	Office, Node and Storage
Walter Klob Strasse 13, Frankfurt, Germany	3,687	Office, Node and Storage
Eschersheimer Landstrasse 10, Frankfurt, Germany	3,638	Office, Node and Storage
Sportalle 72, 22335 Hamburg, Germany	5,603	Data Centre
Von-der-Tann-Strasse 11, Munich, Germany	5,125	Office, Node and Storage
Unitech Business Park Tower B, Gurgaon, India	7,937	Office
Foxes Property, Long Mile Road, Walkinstone, Dublin, Ireland	6,316	Data Centre
Via Lancetti, Milan, Italy	6,735	Office, Node and Storage
Viale Jennet 56, Milan, Italy	3,162	Office, Node and Storage
127-129 Via Simone Martini, Rome, Italy	4,900	Office, Node and Storage
Environment Park, Via Livorono 60, Turin, Italy	3,386	Office, Node and Storage
12-14 van de Madeweg, Amsterdam, The Netherlands	7,000	Office, Node and Storage
Calle Acero 5-9, Y Motores 83-89, Barcelona, Spain	8,850	Data Centre
Poligono Industrial Monoteras, Madrid, Spain	5,000	Data Centre
Telemaco 5, Madrid, Spain	4,250	Office, Node and Storage
Karlsrogartan 2, Solna, Stockholm, Sweden	10,726	Data Centre
Umbau Bardnerstrasse 820, Zurich, Switzerland	7,250	Data Centre
Murtschenstrasse, 27 Baslerpark, Baslerstrasse 25, Zurich, Switzerland	3,566	Office, Node and Storage

6.     Employees

During 2005, the COLT Group had an average of 4,070 employees of which 62 per cent. were employed in operations and technology, 23 per cent. in sales and marketing and 15 per cent. in administration. Geographically, some 28 per cent. of the COLT Group's workforce was located in the United Kingdom, 25 per cent. in Germany, 10 per cent. in France, 10 per cent. in India and the balance in the other ten countries in which the COLT Group operates. The proportion of COLT's total workforce employed in India is growing quickly and, as at 31 December 2005, COLT had 545 employees in India, representing about 14 per cent. of COLT's year-end workforce.

Although a small number of the COLT Group's employees are members of a union they are not covered by collective bargaining agreements. Some of COLT Group's employees in France, Germany and the Netherlands are members of works councils, which have the right to be consulted on certain employment and, in some cases, business issues. Historically, the COLT Group has enjoyed good labour relations and it is committed to maintaining these relationships. In connection with the construction and maintenance of its networks and the conduct of its other business operations, the COLT Group uses third party contractors, some of whose employees may be represented by unions or may be subject to collective bargaining agreements.

The average monthly number of people employed in 2005, 2004 and 2003 was:

	Year Ended 31 December
	2005	2004	2003
Germany	1,021	1,165	1,322
Strategic Markets	1,097	1,156	1,241
UK	1,129	1,201	1,258
France	422	459	666
India	401	54	—

Total	4,070	4,035	4,487

Strategic Markets comprises Austria, Belgium, Denmark, Ireland, Italy, The Netherlands, Portugal, Spain, Sweden and Switzerland.

7.     Selected financial information

(A)    Selected Historical Financial Information

Presented below is selected historical financial information for the COLT Group. The financial information set out below has been extracted without material adjustment from the audited financial information for the years ended 31 December 2005 and 2004, prepared in accordance with IFRS, the full text of which is set out in Part B of Part XII of this document, and from the audited consolidated financial statements included in the 2004 Annual Report and the 2003 Annual Report for the years ended 31 December 2004 and 2003, respectively, prepared in accordance with UK GAAP. Pages 40 to 80 of the 2004 Annual Report and pages 44 to 84 of the 2003 Annual Report are incorporated into this document by reference. The audited IFRS financial information extracted from Part B of Part XII of this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985.

Investors should read the whole of the financial information set out in Part B of Part XII of this document and pages 40 to 80 of the 2004 Annual Report and pages 44 to 84 of the 2003 Annual Report. Please refer to paragraph 2.14 of Part VII for a discussion of the differences between UK GAAP and IFRS.

Income statement and cash flow information

	IFRS	IFRS	UK GAAP	UK GAAP
			(as previously published)	(as previously published)
	Year ended 31 December		Year ended 31 December
	2005	2004	2004	2003
	£m	£m	£m	£m
Revenue	1,245.5	1,218.6	1,214.0	1,166.3
Interconnection and network costs	(814.2)	(813.7)	(813.7)	(766.9)
Network and other depreciation before exceptional items(1)	(227.5)	(220.5)	(222.5)	(242.9)
Selling, general and administrative expenses before exceptional items(2)	(257.9)	(248.7)	(246.6)	(236.0)

Operating loss before exceptional items	(54.1)	(64.3)	(68.8)	(79.5)
Other expenses before exceptional items(3)	(34.6)	(45.6)	(45.8)	(55.2)

Loss before taxation and before exceptional items(1),(2),(3)	(88.7)	(109.9)	(114.6)	(134.7)

Loss for the year	(335.9)	(109.9)	(114.4)	(124.6)

EBITDA(4)	173.4	156.2	153.7	163.4

Free cash flow(5)	7.0	(9.5)	(9.5)	(30.4)

(1)
Before an exceptional charge of network depreciation (£229.7 million) and other depreciation (£17.5 million) in 2005 relating to the impairment of COLT's fixed asset base.

(2)
Before an exceptional credit of £2.5 million in 2003 relating to the disposal of eCustomer Solutions France SAS ("Fitec") and COLT Internet AB (Sweden Internet).

(3)
Before UK GAAP exceptional credit of £7.6 million in 2003 and £0.2 million in 2004 relating to profits on the repurchase of debt.

(4)
EBITDA represents earnings before interest, tax, depreciation, amortisation, foreign exchange, exceptional items and profit on repurchase of debt. Refer to paragraph 2.6 of Part VII of this document for more information on EBITDA.

(5)
Free cash flow is net cash generated from operations less net cash used in investing activities and net interest paid. Refer to paragraph 2.6 of Part VII of this document for more information of free cash flow.

Balance sheet information

	IFRS	IFRS	UK GAAP	UK GAAP
			(as previously published)	(as previously published)
	Year ended 31 December		Year ended 31 December
	2005	2004	2004	2003
	£m	£m	£m	£m
Total assets	1,336.9	1,963.1	1,960.7	2,422.8

Total equity	339.9	681.8	748.1	862.7
Total non-current liabilities	611.5	794.4	794.4	1,207.4
Total current liabilities	385.5	486.9	418.2	352.7

Total equity and liabilities	1,336.9	1,963.1	1,960.7	2,422.8

(B)    Unaudited pro forma financial information

Please refer to Part XIV of this document for the unaudited pro forma net asset statement of COLT S.A.

8.     Capitalisation and indebtedness

The information set out in this paragraph 8 is presented in accordance with IFRS.

8.1  Capitalisation and indebtedness of the COLT Group

Presented below is the COLT Group's capitalisation as at 31 December 2005:

£m
Total equity
Share capital	2,355.7
Other reserves	23.7

Total capitalisation	2,379.4

Presented below is the COLT Group's indebtedness as at 31 March 2006:

£m
(unaudited)
Total current debt
Unguaranteed and unsecured—loan finance	(10.5)

Total non-current debt
Unguaranteed and unsecured—convertible debt	(229.2)
—non-convertible debt	(356.5)

(585.7)

Total indebtedness	(596.2)

Presented below is the COLT Group's net financial indebtedness as at 31 March 2006:

£m
(unaudited)
Cash	63.5
Cash equivalents	158.1

Total cash and cash equivalents	221.6
Current financial debt	(10.5)

Total cash and cash equivalents less total current financial debt	211.1
Non-current financial debt	(585.7)

Net financial indebtedness	(374.6)

As at 31 March 2006, the COLT Group had no indirect or contingent indebtedness.

As of the date of this document, save as set out in the unaudited interim historical financial information set out in Part XIII of this document, there has been no material change in the capitalisation of the COLT Group since 31 December 2005. As of the date of this document save as set out in note 25 to the historical financial information of the COLT Group set out in Part B of Part XII of this document, there has been no material change in the direct or indirect indebtedness of the COLT Group since 31 March 2006. As at the date of this document, there has been no material change to the contingent liabilities or guarantees of the COLT Group since 31 March 2006.

8.2  Capitalisation and indebtedness of COLT S.A.

COLT S.A.'s capitalisation as at 13 April 2006 was €31,000, and its cash was €31,000. As at 13 April 2006 COLT S.A. had no indirect indebtedness or contingent liabilities or guarantees. As at the date of this document, there has been no material change in the capitalisation, contingent liabilities or guarantees of COLT S.A. since 13 April 2006. As at the date of this document, save as set out in note 8 to the historical financial information of COLT S.A. set out in Part B of Part XI of this document, there has been no material change to the indebtedness (direct or indirect) and including cash balances of COLT S.A. since 13 April 2006.

9.     Capital resources and liquidity

9.1  Historical cash flows

The COLT Group's historical cash flows for the years ended 31 December 2005 and 2004 (under IFRS) and for the years ended 31 December 2004 and 2003 (under UK GAAP) are presented in paragraph 2.7 of Part VII of this document.

9.2  Capital expenditures

In 2005, 2004 and 2003 the COLT Group incurred capital expenditure of £124.9 million, £124.7 million and £141.0 million respectively.

COLT S.A. expects current capital expenditure requirements to be met from internally generated funds and through existing financing arrangements.

9.3  Capital resources

The COLT Group's principal source of liquidity is its operating cash flows, which are analysed in paragraph 2.7 Part VII of this document. Its ability to generate cash from its operations depends on its future operating performance, which is in turn dependent, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond the COLT Group's control, as well as the risk factors discussed in Part II of this document. In addition the COLT Group has significant reserves of cash and cash equivalents. As at 31 March 2006, total cash and cash equivalents were £221.6 million, approximately £129.2 of which will be used by COLT to redeem the 2007 Notes.

10.  Working capital statement

COLT S.A. is of the opinion that (assuming the Scheme becomes effective and taking into account the proceeds of the sale of the Open Offer Shares and the application thereof) the COLT S.A. Group has sufficient working capital for its present requirements, that is, for at least the next twelve months from the date of the publication of this Prospectus.

11.  Dividend policy

Historically COLT has not paid any dividends and COLT S.A. does not intend to pay dividends in the foreseeable future.

12.  Current trading and prospects

The markets in which the COLT Group operates continued to be very competitive in the three month period ended 31 March 2006. Compared to the first quarter of 2005, the COLT Group's financial performance nevertheless improved: non-switched revenue grew by 3.0 per cent, EBITDA increased by £10.5 million to £47.6 million and loss before taxation decreased by £21.1 million to £7.3 million. However, compared to the fourth quarter of 2005, revenues were flat and EBITDA was lower.

The COLT Group's non-switched revenues grew for the fifth successive quarter and the COLT Group won an increased number of larger contracts across Europe. During the first quarter of 2006, the COLT Group also launched a number of new products, including its IP voice service in partnership with Avaya World Services Inc.

COLT recently announced a number of new projects including a Switched Ethernet VPN contract with Lufthansa in Germany, a contract for Ethernet network services with iBAHN and a three year non-switched services contract with a major global carrier.

COLT also continued to work on its transformation initiatives. In March 2006, the COLT Group opened its new customer service centre in Barcelona, which provides services to customers in Europe. The COLT Group also continued to transfer processes to its existing shared services centre in India.

The COLT Group still faces many challenges, with non-switched revenue growth being its primary objective. COLT is nevertheless confident that as a result of its transformation initiatives it will see further progress during 2006.

PART VI

REGULATORY ENVIRONMENT

1.     Overview

The COLT Group is subject to EU telecommunications regulation and the telecommunications regulations of each Member State in which the COLT Group conducts its business. These regulations have a significant impact on the prices and the cost of certain of the COLT Group's services and on the competitiveness of the telecommunications marketplace. In addition, to operate the COLT Group's business in certain jurisdictions, the COLT Group is required to obtain certain licences and authorisations from national and local governmental authorities. COLT S.A. believes the COLT Group has obtained all necessary national and local governmental authorisations, permits or licences and has complied with all the conditions required in order to be able to conduct its business as currently conducted in each of the jurisdictions in which it operates.

Below is a summary of the telecommunications regulation in force in the EU and certain Member States that could materially impact the COLT Group's business. The telecommunications regulatory regimes in the EU and in individual Member States are complex and regulation changes are frequent. This summary is not an exhaustive list of all regulatory matters in the EU or in any Member State.

2.     European Union regulatory framework

2.1  Telecommunications framework currently in place

On 25 July 2003, the new EU regulatory framework designed to harmonise telecommunications regulations throughout the EU came into force (the EU Framework). Switzerland is not required to follow the EU Framework but has implemented a broadly similar national legal and regulatory framework for telecommunications.

The EU Framework is comprised of an overall Framework Directive and specific directives on interconnection and access, universal service and users' rights and the authorisation of operators and service providers. Main policy objectives of these new directives include (i) facilitating market entry by simplifying licensing conditions and by imposing additional regulation on dominant operators and (ii) promoting user rights such as universal access.

This EU Framework is up for review in 2006, but COLT S.A. does not expect such review will induce substantial changes to the existing regulatory framework under which the COLT Group operates.

2.2  Implementation of the EU Framework

All the Member States in which the COLT Group conducts its business have implemented the EU Framework into their national legislation and have incorporated the SMP designation process, the core mechanism in the EU Framework to promote competition in the European telecommunications market, into national law. The EC has designated eighteen telecommunications product markets in which SMP designation may be made. However, as at the date of this document none of the Member States has completely finalised the SMP designation process at this stage in all eighteen markets.

2.3  SMP designation process

The SMP designation process is the procedure by which Member States may impose additional regulatory obligations on dominant players (which tend to be incumbent PTOs) in each national telecommunications market.

The EU Framework grants each NRA the authority to make SMP designations in its respective country. The NRA may designate an operator as having SMP in a particular market if it has a dominant position, evaluated in a manner consistent with European competition law and practice. Such an SMP designation entails the imposition of additional regulatory obligations by the NRA on the operator. These obligations may include a transparency requirement, a non-discrimination obligation, cost-orientation, the obligation to grant access and the requirement for accounting separation between different businesses of the same company. In certain circumstances, the EC has the right to veto market definitions, SMP designations by NRAs or regulatory burdens imposed on operators deemed as having SMP.

(A)   SMP designation of incumbent PTOs

In many of the Member States in which the COLT Group conducts its business, the NRA has designated the incumbent PTO, usually the COLT Group's main competitor and a major supplier of certain products and services including local network access, as having SMP in most of the eighteen telecommunications product markets. Consequently, such NRAs have imposed additional regulatory obligations on the incumbent PTO. In certain countries, the NRA has required incumbent PTOs to:

•
provide the COLT Group with access to partial private circuits, which the COLT Group uses to provide high volume voice, data and multimedia transmissions to certain customers;

•
provide the COLT Group with access to unbundled local loops, which the COLT Group relies on to provide its DSL technology products and services to its customers;

•
provide the COLT Group with access to copper circuits, which the COLT Group uses to provide ADSL Bitstream, a broadband access product, to its customers;

•
provide the COLT Group with interconnection services between fixed and mobile telecommunications networks, which the COLT Group uses to carry voice traffic from its customers to customers of mobile network operators and to terminate traffic sent from mobile operators to the COLT Group's customers; and

•
allow the COLT Group's network customers to select the COLT Group to carry all of their calls, which is known as carrier pre-selection.

In addition, PTOs are required to offer the COLT Group all of the above products and services on a cost-oriented basis and at certain quality standards.

In circumstances where the COLT Group is a purchaser of network access from PTOs, it benefits from these regulatory price restrictions imposed by NRAs on PTOs. However, because the COLT Group must also compete with PTOs for customers in the wholesale and retail business markets, it cannot charge much more than PTO prices for these products and services.

(B)   SMP designation of mobile network operators

In many Member States, the NRA has designated certain mobile network operators as having SMP and as a result has imposed price limitations on call termination on mobile networks.

A large portion of voice telephony calls initiated on the COLT Group's network are terminated on a mobile network. The COLT Group has to pay mobile network operators for such terminations. Until the adoption of the EU Framework, the mobile termination rates charged by mobile network operations were substantially higher than fixed termination rates charged by the COLT Group, creating a situation whereby the revenues generated by the COLT Group from traffic ending on mobile networks was high, and the margins stemming from this revenue were low. As a result of these new regulatory price limitations on call terminations on mobile networks, COLT S.A. expects its costs to be reduced, but with a very limited effect on COLT's margins, as its revenue will equally decrease once the diminution of these mobile termination rates is passed on to end-users.

(C)  SMP designations

In a number of the countries in which the COLT Group conducts its business, the NRA has designated the COLT Group as having SMP in the market for call termination on individual public telephone networks provided at a fixed location (market 9). Under the SMP designation process, any operator having its own network is automatically designated as having SMP in market 9, solely by reason of the fact that it owns its own network. As a result, COLT S.A. expects that in countries where the SMP designation is still pending the COLT Group will equally be designated as having SMP in market 9.

To date, the additional obligations imposed on the COLT Group include:

•
the obligation to meet reasonable requests for access to, and use of, specific network elements and associated facilities;

•
the obligation to offer termination rates in line with benchmark prices based on the termination charges offered by the incumbent PTO;

•
the obligation to set fair and reasonable terms;

•
the obligation to make the COLT Group's termination rates public; and

•
the obligation to act in a non-discriminatory manner.

These additional regulatory obligations have not at this stage had a material adverse effect on the COLT Group's business in any national market. COLT S.A. does not expect any current or future designation by any NRA of the COLT Group as having SMP in market 9 to have a material adverse effect on the COLT Group's business in any national market. COLT S.A. does not expect any NRA to designate the COLT Group as having SMP in any market other than market 9.

2.4  General authorisation regime, administrative charges and usage fees

Under the Authorisation Directive, the previous system of licences granted on an individual basis by various national regulatory authorities in respective Member States has been replaced by a scheme of general authorisations granted by the respective NRAs for all types of electronic communication services and networks. One exception is that individual licences (or rights of use) are still required to provide services involving the use of radio frequencies and numbering. The COLT Group has obtained a general authorisation in each Member State in which it conducts its business and, where necessary, the COLT Group has obtained the specific rights of use required to conduct its business.

3.     Impact of other EU or national regulations on the COLT Group's business

3.1  Proposed EU data retention regulation

The European Commission and the European Council have adopted legislation requiring mandatory retention of telephony and internet traffic data including e-mails for periods from six months up to two years. These draft measures are likely to substantially increase the COLT Group's data retention obligations in certain Member States, requiring it to keep traffic data well beyond what it needs for business purposes. The adopted European Directive should be implemented in national legislation by Member States by mid-2007 and it is to be expected that the additional requirements it imposes will induce substantial costs, with a possibility of only partial cost recovery from the public authorities.

3.2  United Kingdom telecoms strategic review and BT settlement

In 2004 the Office of Communications (Ofcom), the United Kingdom NRA, initiated a strategic review of telecommunications regulation in the United Kingdom. Although Ofcom decided against full deregulation, it is still considering deregulation of certain markets or products. The risk in this to the COLT Group would lie in the deregulation of Central London, or the deregulation of key business markets (e.g. leased lines). Such deregulation would allow BT to set its prices freely, creating a substantial risk of price squeeze by BT which would in turn affect the COLT Group's market share in these markets as well as its margins.

As part of the conclusion of the review, in September 2005 Ofcom accepted undertakings ("the BT Settlement") from BT under which BT is obliged to provide key wholesale products to other operators on a basis equivalent to that on which they are supplied to BT's retail divisions, and to restructure internally to separate the wholesale and retail divisions.

The settlement also sets out the principles which the BT Group is to follow in the design, procurement and build of its IP-based network, the 21st Century Network (21CN). The migration from BT's legacy network to 21CN could affect the continuity of the current interconnection arrangements, and thus of the services the COLT Group provides, which rely on access products from BT.

PART VII

OPERATING AND FINANCIAL REVIEW

1.     Operating and financial review of the COLT Group

The following is a discussion of the results of the COLT Group's operations and financial condition in the periods set forth below. You should read this discussion in conjunction with the COLT Group's audited financial statements and the related notes and the audit report thereon set out in Parts A and B of Part XII of this document, pages 40 to 80 of the 2004 Annual Report and pages 44 to 84 of the 2003 Annual Report and its unaudited interim consolidated financial information set out in Part XIII of this document.

The financial information set out below has been extracted without material adjustment from the audited financial information for the years ended 31 December 2005 and 2004, prepared in accordance with IFRS, the full text of which is set out in Part B of Part XII of this document, and from the audited consolidated financial statements included in the 2004 Annual Report and 2003 Annual Report for each of the years ended 31 December 2004 and 2003, respectively, prepared in accordance with UK GAAP. Pages 40 to 80 of the 2004 Annual Report and pages 44 to 84 of the 2003 Annual Report are incorporated into this document by reference. The audited IFRS financial information extracted from Part B of Part XII of this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985.

Investors should read the whole of the financial information set out in Parts XII and XIII of this document, pages 40 to 80 of the 2004 Annual Report and pages 44 to 84 of the 2003 Annual Report.

There are significant differences between UK GAAP and IFRS. Further information on such differences is set out at paragraph 2.14 of this Part VII.

For the convenience of the reader, financial amounts have been rounded, and as a result of such rounding adjustments, figures shown as totals and period changes presented in percentages in the discussion and analysis may not be exact arithmetic aggregations of the figures shown in tables.

2.     OVERVIEW

2.1  The COLT Group's markets

The COLT Group operates in the European market for fixed line telecommunications. The telecommunications industry is highly competitive and COLT expects it to remain highly competitive in the forseeable future.

There is significant excess capacity in the long distance markets (exacerbated by developments in technology that can increase the capacity of existing optical fibre networks at relatively low cost), making price a very significant competitive factor in the telecommunications industry. Most operators' response to this situation has been to attempt to move into the value-added segments of the market and to bundle products and services.

2.2  Principal factors that affect the COLT Group's results of operations

The principal factors that affect the COLT Group's results match key elements of its strategy. Further information on COLT's strategy is set out in paragraph 2.3 of Part V of this document.

(A)  Revenue

The COLT Group has implemented a number of initiatives to seek to grow its revenue profitably including:

•
selling more products and higher margin products to its existing customers;

•
keeping its existing customers for longer;

•
developing and selling attractive and profitable new products to customers; and

•
winning new customers.

(B)  Cost base

The COLT Group is focused on reducing its unit costs to deliver its profitability goals and provide its customers with competitively priced services. For example, it reduced the total number of its employees in Europe by approximately 12 per cent. in 2005.

Interconnection charges (incurred when traffic originated by one carrier's customer has to be passed to other carriers), are the COLT Group's single largest operating cost and it imposes tight controls on these costs through active management of its relationships with interconnection suppliers and of the way it uses their services.

Productivity improvements are emerging from simplification, rationalisation and standardisation of processes, from the transfer of non-customer-facing operations to India which COLT expects to generate annual cost savings, and from the introduction of new and improved IT systems.

The COLT Group is reducing the number of its suppliers to concentrate its purchasing power, and in particular it is seeking lower-cost suppliers for capital equipment.

(C)  Network and Capital Expenditure

The COLT Group has now completed the building of its long distance network and COLT anticipates that its capital expenditure in the future will generally relate to additions to its existing networks, equipment required to connect new buildings and to connect new customers, adding capacity in its data centres and connecting DSL customers.

2.3  Significant external and non-recurring items that affect the COLT Group's results of operations

(A)  Impact of exchange rates and the disposal of Fitec on the COLT Group's results

Movements in foreign currency exchange rates impact the COLT Group's reported results. Currency translation effects are caused because COLT's consolidated financial statements are reported in Sterling, but several of COLT's subsidiaries report in other currencies, including euro, Swiss Francs, Swedish Kroner and Danish Kroner. In addition, the COLT Group purchases certain property, plant and equipment in US dollars. The COLT Group translates the results of overseas operations into Sterling at an average rate, and translates foreign currency transactions at the rate prevailing on the date of those transactions. The COLT Group's results can therefore vary from period to period because of fluctuations in exchange rates which are unrelated to its underlying operational performance and exchange rate movements. For that reason, the COLT Group monitors revenue as though it were translated at a constant exchange rate to produce a constant currency revenue that excludes the effects of these fluctuations.

In addition, the COLT Group disposed of COLT eCustomer Solutions France SAS ("Fitec") in December of 2003. The COLT Group monitors revenue excluding the revenue which was contributed by Fitec up to the date of its disposal.

When excluding the impact of exchange rates and the revenue of Fitec, total revenue excluding Fitec for each period is adjusted by retranslating revenue denominated in local currency to the presentational currency of the COLT Group's consolidated financial statements, which is Sterling for a period using the average exchange rate for the immediately preceding prior period. The growth rate is then calculated by comparing adjusted revenue with revenue excluding Fitec from the prior period.

For the year ended 31 December 2005, IFRS revenue increased by 1.6 per cent. over IFRS revenue for the year ended 31 December 2004 on a constant currency basis. For the year ended 31 December 2004, UK GAAP revenue increased by 6.8 per cent. over UK GAAP revenue excluding Fitec for the year ended 31 December 2003 on a constant currency basis. Fitec revenues in the year ended 31 December 2003 were £9.2 million.

(B)  Exceptional items

The COLT Group's results for the years ended 31 December 2005, 2004 and 2003 include the impact of certain one-off and unusual items termed exceptional items. Under IFRS exceptional items are not a defined term. Hence, exceptional items may not be comparable to similarly titled measures used by other companies. COLT S.A. believes that it is useful for investors to be provided with an analysis of the COLT Group's underlying financial and operating results before the impact of these material non-operational amounts. Therefore in the discussion of the COLT Group's results of operations, reference is made to measurements before and after exceptional items. The paragraphs below explain the exceptional items which have been included in the COLT Group's results for the years ended 31 December 2005, 2004 and 2003 and the tables below reconcile the GAAP measurements to the non-GAAP equivalents.

	IFRS		UK GAAP
	Year ended 31 December		Year ended 31 December
	2005	2004	2004	2003
	£m	£m	£m	£m
Cost of sales
Cost of sales before exceptional items	(1,009.4)	(1,005.7)	(1,005.7)	(971.4)
Exceptional network depreciation(1)	(229.7)	—	—	—

Cost of sales	(1,239.1)	(1,005.7)	(1,005.7)	(971.4)

Operating expenses
Operating expenses before exceptional items	(290.2)	(277.2)	(277.1)	(274.5)
Exceptional SG&A credit (expenses)(2)	—	—	—	2.5
Exceptional other depreciation(1)	(17.5)	—	—	—

Operating expenses	(307.7)	(277.2)	(277.1)	(272.0)

Other income (expense)
Other expense before exceptional items	(34.6)	(45.6)	(45.8)	(55.2)
Exceptional profit on repurchase of debt(3)	—	—	0.2	7.6

Other expense	(34.6)	(45.6)	(45.6)	(47.6)

Loss for the year
Loss for the year before exceptional items	(88.7)	(109.9)	(114.6)	(134.7)
Total exceptional items	(247.2)	—	0.2	10.1

Loss for the year	(335.9)	(109.9)	(114.4)	(124.6)

(1)
During 2005, in accordance with IAS 36 "Impairment of Assets", the COLT Group reviewed the book value of its fixed asset base against the discounted future cash flows that it expects those assets to earn, and determined that an impairment charge of £247.2 million was required. The impairment charge has been allocated between network depreciation (£229.7 million) and other depreciation and amortisation (£17.5 million) in the income statement.

(2)
In December 2003, the COLT Group sold COLT eCustomer Solutions France SAS ("Fitec") and COLT Internet AB (Sweden Internet) for a consideration of £0.9 million and £0.3 million respectively, which gave rise to a profit on disposal of £2.2 million on Fitec and £0.3 million on Sweden Internet.

(3)
During 2004, the COLT Group redeemed some of its debt for a cash outlay of £335.3 million resulting in an exceptional gain of £0.2 million. During 2003, the COLT Group redeemed some of its convertible and non-convertible debt for a cash outlay of £144.5 million resulting in an exceptional gain of £7.6 million. These gains were considered exceptional items for UK GAAP purposes only.

2.4  Principal income statement items

(A)  Revenue

The COLT Group's revenue represents the amounts which it earns for the services which it provides to its customers. The COLT Group classifies its revenue as either switched or non-switched. Switched revenue comprises services including the transmission of voice, data or video through a switching centre. Non-switched revenue includes managed and non-managed network services, bandwidth services and voice traffic which is delivered in digital form (IP Voice). The COLT Group also classifies its revenue by customer type with wholesale revenue including services to other telecommunications carriers, wholesalers and internet service providers, and corporate revenue including services to corporates and government accounts.

(B)  Cost of sales

Cost of sales includes payments made to other carriers and direct network costs (which the COLT Group classifies as interconnection and network costs), depreciation of network infrastructure and equipment, technical sales support and product development costs.

(C)  Gross profit

Gross profit is the net of the COLT Group's revenue and cost of sales. It is impacted by the level of revenue and also the mix between switched and non-switched revenue. It is important for the COLT Group to improve its non-switched revenue because it generally contributes higher gross margins than switched revenue because the COLT Group does not incur interconnection costs when delivering non-switched products and services.

(D)  Operating expenses

Operating expenses include staff and travel costs, marketing expenses and external fees (which the COLT Group classifies as selling, general and administrative expenses) and other depreciation and amortisation.

(E)  Interest receivable

The COLT Group invests surplus cash in AAA rated funds or places it on short-term cash deposit, and the interest which is earned on this cash is reported as interest receivable in the COLT Group's income statement.

(F)   Interest payable and similar items

Interest payable and similar items comprises interest and accretion which is payable on the COLT Group's convertible and non-convertible debt, as well as the accretion of issuance costs of this debt (which are charged to the income statement over between three and five years).

(G)  Profits on repurchases of debt

Profits on repurchases of debt arise when the cash paid to redeem the COLT Group's debt is lower than the value of that debt in the COLT Group's balance sheet.

(H)  Exchange gains

These gains are due primarily to movements in Sterling and the euro relative to the US dollar on cash balances denominated in US dollars.

2.5  Operating results

The discussion of the COLT Group's results of operations for the years ended 31 December 2005 and 2004 is based on a comparison of the COLT Group's audited financial information which was prepared in accordance with IFRS and has been extracted without material adjustment from Part B of Part XII of this document. The discussion of the COLT Group's results of operations for the years ended 31 December 2004 and 2003 is based on the audited consolidated financial statements of the COLT Group which were prepared in accordance with UK GAAP and have been extracted without material adjustment from the 2004 Annual Report and the 2003 Annual Report. Pages 40 to 80 of the 2004 Annual Report and pages 44 to 84 of the 2003 Annual Report are incorporated by reference into this Prospectus. You should read these discussions in conjunction with audited financial information set out in Part XII of this Prospectus and, pages 40 to 80 of the 2004 Annual Reports and pages 44 to 84 of the 2003 Annual Report.

There are significant differences between UK GAAP and IFRS. For more information, please see paragraph 2.14 of this Part VII.

(A)  Comparison of the year ended 31 December 2005 and the year ended 31 December 2004 (IFRS)

The following table sets forth the COLT Group's results of operations for the years ended 31 December 2005 and 2004 (prepared in accordance with IFRS):

	Year ended 31 December
	2005 Before exceptional items	2005 Exceptional items	2005 After exceptional items	2004
	£m	£m	£m	£m
Revenue	1,245.5	—	1,245.5	1,218.6
Cost of sales
Interconnection and network	(814.2)	—	(814.2)	(813.7)
Network depreciation	(195.2)	(229.7)	(424.9)	(192.0)

	(1,009.4)	(229.7)	(1,239.1)	(1,005.7)

Gross profit/(loss)	236.1	(229.7)	6.4	212.9
Operating expenses
Selling, general and administrative	(257.9)	—	(257.9)	(248.7)
Other depreciation	(32.3)	(17.5)	(49.8)	(28.5)

	(290.2)	(17.5)	(307.7)	(277.2)

Operating loss	(54.1)	(247.2)	(301.3)	(64.3)
Other income (expense)
Interest receivable	11.6	—	11.6	21.0
Interest payable and similar charges	(46.2)	—	(46.2)	(66.8)
Profit on repurchase of debt	0.3	—	0.3	0.2
Exchange gain (loss)	(0.3)	—	(0.3)	—

	(34.6)	—	(34.6)	(45.6)

Loss on ordinary activities before taxation	(88.7)	(247.2)	(335.9)	(109.9)
Taxation	—	—	—	—

Loss for the year	(88.7)	(247.2)	(335.9)	(109.9)

Revenue

	Year ended 31 December
	2005	2004	Change
	£m	£m	%
Segmental data:
Carrier	261.6	264.1	(0.9)
Non-carrier	492.9	483.0	2.0

Total switched	754.5	747.1	1.0
Non-switched	489.7	468.5	4.5
Other	1.3	3.0	(56.7)

Total revenue	1,245.5	1,218.6	2.2

Revenue increased by £26.9 million (2.2 per cent.) to £1,245.5 million for the year ended 31 December 2005 from £1,218.6 million for the year ended 31 December 2004. Non-switched revenue made up 39.3 per cent. of total revenue in the year to 31 December 2005, compared with 38.4 per cent. for the year to 31 December 2004. On a constant currency basis, revenue increased by 1.6 per cent.. The drivers of this increase are explained in detail below.

Total switched revenue

Switched revenue increased by £7.4 million (1.0 per cent.) to £754.5 million for the year ended 31 December 2005 from £747.1 million for the year ended 31 December 2004. In the year ended 31 December 2005 underlying volume increased significantly reflecting sales efforts and customer behaviour, 28.0 billion switched minutes were carried compared with 25.3 billion in the year ended

31 December 2004, an increase of 10.7 per cent.. The growth in switched minutes was stronger than the growth in switched revenue because of the downward competitive pressure which the COLT Group faced. Average switched revenue per minute decreased by 8.7 per cent. in the year ended 31 December 2005 over the year ended 31 December 2004. Within switched revenue the proportion of carrier for the year ended 31 December 2005 decreased to 34.7 per cent. from 35.4 per cent. for the year ended 31 December 2004.

Switched revenue from corporate customers decreased by £10.5 million (3.1 per cent.) to £325.6 million for the year ended 31 December 2005 from £336.1 million for the year ended 31 December 2004. Switched revenue from wholesale customers increased by £17.9 million (4.4 per cent.) to £428.9 million for the year ended 31 December 2005 from £411.0 million for the year ended 31 December 2004.

Total non-switched revenue

Increases in sales of non-switched products exceeded sales lost from churn and non-switched revenue increasing by £21.2 million (4.5 per cent.) to £489.7 million for the year ended 31 December 2005 from £468.5 million for the year ended 31 December 2004 with underlying volume, as measured by private wire voice grade equivalents, rising by 29 per cent. to 46.9 million. Increased sales, driven mainly by increased demand for COLT's non-switched services from new and existing retail customers, resulted in non-switched revenue from the COLT Group's corporate customers increasing by £27.7 million (7.6 per cent.) to £390.7 million for the year ended 31 December 2005 from £363.0 million for the year ended 31 December 2004. This growth was primarily attributable to the strategically more important retail sector. Non-switched revenue from the more commodity product driven wholesale market decreased by £6.5 million (6.2 per cent.) to £99.0 million for the year ended 31 December 2005 from £105.5 million for the year ended 31 December 2004.

Revenue by geographical segment

	Year ended 31 December
	2005	2004	Change
	£m	£m	%
Germany	472.2	474.9	(0.6)
Strategic Markets	374.9	350.5	7.0
UK	239.2	246.7	(3.0)
France	159.2	146.5	8.7

Total revenue	1,245.5	1,218.6	2.2

Germany

Total revenue in Germany decreased by £2.7 million (0.6 per cent.) to £472.2 million for the year ended 31 December 2005 from £474.9 million for the year ended 31 December 2004. Switched revenue in Germany increased by £5.0 million (1.3 per cent.) to £378.8 million for the year ended 31 December 2005 from £373.8 million for the year ended 31 December 2004. In Germany switched minutes for the year ended 31 December 2005 increased by 4.2 per cent. over the year ended 31 December 2004. Non-switched revenue increased by £3.2 million (2.3 per cent.) to £143.9 million for the year ended 31 December 2005 from £140.7 million for the year ended 31 December 2004. In the year ended 31 December 2005, other revenues were £nil, compared to £1.3 million for the year ended 31 December 2004. In the year ended 31 December 2005, switched and non-switched revenue included inter-segmental sales of £50.5 million, compared to £40.9 million for the year ended 31 December 2004.

Strategic Markets

Total revenue in the Strategic Markets increased by £24.4 million (7.0 per cent.) to £374.9 million for the year ended 31 December 2005 from £350.5 million for the year ended 31 December 2004. Switched revenue increased by £19.2 million (8.2 per cent.) to £254.7 million for the year ended 31 December 2005 from £235.5 million for the year ended 31 December 2004. Switched minutes in the Strategic Markets for the year ended 31 December 2005 increased by 11.9 per cent. over the year ended 31 December 2004. Non-switched revenue increased by £15.5 million (8.8 per cent.) to £191.7 million for the year ended 31 December 2005 from £176.2 million for the year ended 31 December 2004. In the year ended 31 December 2005, other revenues were £1.3 million, compared to £1.7 million for the year ended

31 December 2004. In the year ended 31 December 2005, switched and non-switched revenue included inter-segmental sales of £72.8 million, compared to £62.9 million for the year ended 31 December 2004.

UK

Total revenue in the UK decreased by £7.5 million (3.0 per cent.) to £239.2 million for the year ended 31 December 2005 from £246.7 million for the year ended 31 December 2004. Switched revenue in the UK decreased by £14.7 million (10.3 per cent.) to £128.7 million for the year ended 31 December 2005 from £143.4 million for the year ended 31 December 2004. In the UK, switched minutes for the year ended 31 December 2005 increased by 5.3 per cent. over the year ended 31 December 2004. Non-switched revenue in the UK increased by £4.5 million (3.7 per cent.) to £125.7 million for the year ended 31 December 2005 from £121.2 million for the year ended 31 December 2004. In the year ended 31 December 2005, other revenues were £nil, compared to £0.1 million for the year ended 31 December 2004. In the year ended 31 December 2005, switched and non-switched revenue included inter-segmental sales of £15.2 million, compared to £18.0 million for the year ended 31 December 2004.

France

Total revenue in France increased by £12.7 million (8.7 per cent.) to £159.2 million for the year ended 31 December 2005 from £146.5 million for the year ended 31 December 2004. Switched revenue in France increased by £13.8 million (17.4 per cent.) to £93.3 million for the year ended 31 December 2005 from £79.5 million for the year ended 31 December 2004. In France, switched minutes for the year ended 31 December 2005 increased by 48.9 per cent. over the year ended 31 December 2004. Non-switched revenue in France increased by £2.0 million (2.7 per cent.) to £77.0 million for the year ended 31 December 2005 from £75.0 million for the year ended 31 December 2005. In the year ended 31 December 2005, switched and non-switched revenue included inter-segmental sales of £11.1 million, compared to £8.0 million for the year ended 31 December 2004.

Cost of sales

Cost of sales for the COLT Group increased by £233.4 million (23.2 per cent.) to £1,239.1 million for the year ended 31 December 2005 from £1,005.7 million for the year ended 31 December 2004. Cost of sales before exceptional items increased by £3.7 million (0.4 per cent.) to £1,009.4 million for the year ended 31 December 2005 from £1,005.7 million for the year ended 31 December 2004. The principal components of cost of sales are interconnection and network costs and network depreciation.

As a result of changes in mix and actions taken to reduce cost, interconnection and network costs remained steady throughout 2005, despite an additional 2.7 billion switched minutes being carried. Such costs increased by £0.5 million (0.1 per cent.) to £814.2 million for the year ended 31 December 2005 from £813.7 million for the year ended 31 December 2004. As a percentage of revenue, interconnection and network costs decreased to 65.4 per cent. for the year ended 31 December 2005 from 66.8 per cent. for the year ended 31 December 2004.

Network depreciation increased by £232.9 million (121.3 per cent.) to £424.9 million for the year ended 31 December 2005 from £192.0 million for the year ended 31 December 2004 including the impact of the exceptional impairment charge discussed in paragraph 2.3(B) of this Part VII. Network depreciation before exceptional items increased by £3.2 million (1.7 per cent.) to £195.2 million for the year ended 31 December 2005 from £192.0 million for the year ended 31 December 2004.

Gross profit

The COLT Group's gross profit decreased by £206.5 million to £6.4 million for the year ended 31 December 2005 from £212.9 million for the year ended 31 December 2004. Gross profit before exceptional items increased by £23.2 million (10.9 per cent.) to £236.1 million for the year ended 31 December 2005 from £212.9 million for the year ended 31 December 2004.

Exceptional items–impairment

During 2005, in accordance with IAS 36 "Impairment of Assets", the COLT Group reviewed the book value of its fixed asset base against the future cash flows that it expected those assets to earn. As a result, the COLT Group determined that an impairment charge of £247.2 million was required.

The impairment charge has been shown as an exceptional item in the income statement, allocated between network depreciation and amortisation (£229.7 million) and other depreciation (£17.5 million). The charge has arisen across the COLT Group, with a charge of £nil in Germany, £99.9 million in the Strategic Markets, £46.8 million in the UK and £100.5 million in France.

The impairment charge was arrived at by analysing each operating country as a separate cash generating unit. The recoverable value of each country's net assets, which is also considered to be its value in use, was computed as at the present value of forecast future pre tax cash flows discounted at 13.7 per cent. This discount rate is consistent with the rate which the COLT Group used in its last impairment review. The resulting impairment charge represents the difference between the recoverable value and the book value of the assets in each country.

Operating expenses

Operating expenses of the COLT Group increased by £30.5 million (11.0 per cent.) to £307.7 million for the year ended 31 December 2005 from £277.2 million for the year ended 31 December 2004. Operating expenses before exceptional items increased by £13.0 million (4.7 per cent.) to £290.2 million for the year ended 31 December 2005 from £277.2 million for the year ended 31 December 2004. The principal components of operating expenses are SG&A expenses and other depreciation.

SG&A expenses increased by £9.2 million (3.7 per cent.) to £257.9 million for the year ended 31 December 2005 from £248.7 million for the year ended 31 December 2004, primarily reflecting the ongoing costs associated with the establishment of COLT's presence in India. SG&A expenses as a proportion of turnover for the year ended 31 December 2005 were 20.7 per cent. for the year ended 31 December 2005 compared to 20.4 per cent. for the year ended 31 December 2004.

Other depreciation increased by £21.3 million (74.7 per cent.) to £49.8 million for the year ended 31 December 2005 from £28.5 million for the year ended 31 December 2004 including the impact of the exceptional impairment charge discussed in paragraph 2.3(B) of this Part VII. Other depreciation before exceptional items increased by £3.8 million (13.3 per cent.) to £32.3 million for the year ended 31 December 2005 from £28.5 million for the year ended 31 December 2004.

Interest receivable and interest payable and similar charges

Interest receivable decreased by £9.4 million to £11.6 million for the year ended 31 December 2005 from £21.0 million for the year ended 31 December 2004. The decrease was as a result of reduced average balances of cash and investments in liquid resources following the redemption of some of the COLT Group's outstanding notes during 2004 and 2005, partially offset by higher interest rates on the COLT Group's deposits.

Interest payable and similar charges decreased by £20.6 million to £46.2 million for the year ended 31 December 2005 from £66.8 million for the year ended 31 December 2004. These decreases were due primarily to the reduction in debt levels following the redemption of some of the COLT Group's outstanding notes during 2004.

Interest payable and similar charges included £17.1 million of interest and accretion on convertible debt for the year ended 31 December 2005 compared to £30.3 million for the year ended 31 December 2004. Interest payable and similar charges also included £27.2 million of interest and expense accretion on non-convertible debt for the year ended 31 December 2005 compared to £35.0 million for the year ended 31 December 2004. There was also £1.9 million of other interest and unwinding of discounts on provisions for the year ended 31 December 2005 compared to £1.5 million for the year ended 31 December 2004.

Profit on repurchase of debt

Profits on debt repurchases were £0.3 million for the year ended 31 December 2005 compared to £0.2 million for the year ended 31 December 2004.

Exchange loss

Exchange loss in the year ended 31 December 2005 was £0.3 million, primarily due to movements in Sterling and the euro relative to the US Dollar on assets and liabilities denominated in US Dollars.

Tax on loss on ordinary activities

In the years ended 31 December 2005 and 2004, the COLT Group generated losses on ordinary activities and therefore did not incur a tax obligation. At 31 December 2005, the COLT Group had tax losses carried forward of £957.6 million (2004: £1,050.9 million). At 31 December 2005, £760.4 million (2004: £858.1 million) of these losses are not time limited and £197.2 million (2004: £192.8 million) are time limited. The majority of the time limited losses must be utilised by 31 December 2009.

Loss on ordinary activities after taxation

Loss on ordinary activities after taxation increased by £226.0 million to £335.9 million for the year ended 31 December 2005 from £109.9 million for the year ended 31 December 2004.

Loss on ordinary activities after taxation before exceptional items decreased by £21.2 million (19.3 per cent.) to £88.7 million for the year ended 31 December 2005 from £109.9 million for the year ended 31 December 2004.

(B)  Comparison of the year ended 31 December 2004 and the year ended 31 December 2003 (UK GAAP)

The following table sets forth the COLT Group's results of operations for the years ended 31 December 2004 and 2003 (prepared in accordance with UK GAAP):

	2004			2003
	Before exceptional items	Exceptional items	After exceptional items	Before exceptional items	Exceptional items	After exceptional items
	£m	£m	£m	£m	£m	£m
Revenue	1,214.0	—	1,214.0	1,166.3	—	1,166.3
Cost of sales
Interconnection and network	(813.7)	—	(813.7)	(766.9)	—	(766.9)
Network depreciation	(192.0)	—	(192.0)	(204.4)	—	(204.4)

	(1,005.7)	—	(1,005.7)	(971.3)	—	(971.3)

Gross profit	208.3	—	208.3	195.0	—	195.0
Operating expenses
Selling, general and administrative	(246.6)	—	(246.6)	(236.0)	2.5	(233.5)
Other depreciation	(30.5)	—	(30.5)	(38.5)	—	(38.5)

	(277.1)	—	(277.1)	(274.5)	2.5	(272.0)

Operating loss	(68.8)	—	(68.8)	(79.5)	2.5	(77.0)
Other income (expense)
Interest receivable	21.0	—	21.0	26.7	—	26.7
Interest payable and similar charges	(66.8)	—	(66.8)	(88.3)	—	(88.3)
Profit on repurchase of debt	—	0.2	0.2	—	7.6	7.6
Exchange gain (loss)	—	—	—	6.4	—	6.4

	(45.8)	0.2	(45.6)	(55.2)	7.6	(47.6)

Loss on ordinary activities before taxation	(114.6)	0.2	(114.4)	(134.7)	10.1	(124.6)
Taxation	—	—	—	—	—	—

Loss for the year	(114.6)	0.2	(114.4)	(134.7)	10.1	(124.6)

Revenue

	Year ended 31 December
	2004	2003	Change
	£m	£m	%
Segmental data:
Carrier	264.1	238.9	10.5
Non-carrier	483.0	463.7	4.2

Total switched	747.1	702.6	6.3
Non-switched	463.8	462.4	0.3
Other	3.1	1.3	138.5

Total revenue	1,214.0	1,166.3	4.1

Revenue increased by £47.7 million (4.1 per cent.) to £1,214.0 million for the year ended 31 December 2004 from £1,166.3 million for the year ended 31 December 2003. Non-switched revenue made up 38.2 per cent. of total revenue in the year to 31 December 2004, compared with 39.6 per cent. for the year to 31 December 2003. On a constant currency basis, and excluding the turnover contributed by Fitec which was disposed of in December 2003, revenue increased by 6.8 per cent.. The drivers of this increase are explained in detail below.

Total switched revenue

Switched revenue of the COLT Group increased by £44.5 million (6.3 per cent.) to £747.1 million for the year ended 31 December 2004 from £702.6 million for the year ended 31 December 2003. In the year ended 31 December 2004, 25.3 billion switched minutes were carried compared with 21.9 billion in the year ended 31 December 2003, an increase of 15.6 per cent.. The growth in switched minutes was stronger than the growth in switched revenue because of the downward competitive pressure which the COLT Group faced and because of the increase in the proportion of revenue from lower revenue per minute wholesale customers. Indeed, average switched revenue per minute decreased by 8.0 per cent. in the year ended 31 December 2004 over the year ended 31 December 2003. Within switched revenue the proportion of carrier for the year ended 31 December 2004 increased to 35.4 per cent. from 34.0 per cent. for the year ended 31 December 2003.

Switched revenue from corporate customers decreased by £0.9 million (0.3 per cent.) to £336.1 million for the year ended 31 December 2004 from £337.0 million for the year ended 31 December 2003. The increased traffic which the COLT Group managed to achieve was insufficient to counteract the downward pricing pressure which was experienced by the whole market. Switched revenue from wholesale customers increased by £45.3 million (12.4 per cent.) to £411.0 million for the year ended 31 December 2004 from £365.7 million for the year ended 31 December 2003. Revenue from wholesale customers increased as the COLT Group was able to exploit more opportunities to sell Reseller Voice and Carrier Voice services in particular.

Total non-switched revenue

The COLT Group's revenue from new sales exceeded revenue losses from churn with the effect that non-switched revenue increased by £1.4 million (0.3 per cent.) to £463.8 million for the year ended 31 December 2004 from £462.4 million for the year ended 31 December 2003. However, as a result of improved sales, more profitable non-switched revenue from the COLT Group's corporate customers did increase more substantially–by £4.5 million (1.3 per cent.) to £359.3 million for the year ended 31 December 2004 from £354.8 million for the year ended 31 December 2003. Although non-switched revenue from wholesale customers decreased by £3.1 million (2.9 per cent.) to £104.5 million for the year ended 31 December 2004 from £107.6 million for the year ended 31 December 2003, once a fall in wholesale access revenue is excluded, revenues from many of the COLT Group's non-switched products actually improved year-on-year.

At 31 December 2004 the COLT Group had 36.4 million voice grade equivalent private wires in service, an increase of 36.6 per cent. compared to 31 December 2003.

Revenue by geographical segment

	Year ended 31 December
	2004	2003	Change
	£m	£m	%
Germany	473.9	422.5	12.2
Strategic Markets	349.1	327.1	6.7
UK	245.0	262.0	(6.5)
France	146.0	154.7	(5.6)

Total revenue	1,214.0	1,166.3	4.1

Germany

The COLT Group's total revenue in Germany increased by £51.4 million (12.2 per cent.) to £473.9 million for the year ended 31 December 2004 from £422.5 million for the year ended 31 December 2003. This growth was primarily driven by switched revenue which increased by £57.0 million (18.0 per cent.) to £373.8 million for the year ended 31 December 2004 from £316.8 million for the year ended 31 December 2003. Switched minutes for the year ended 31 December 2004 increased by 27.3 per cent. over the year ended 31 December 2003. Although a portion of the revenue growth came from the COLT Group's low margin carrier business, the main drivers were higher margin switched products. In addition, the COLT Group was also able to grow non-switched revenue in Germany which increased by £6.3 million (4.7 per cent.) to £139.7 million for the year ended 31 December 2004 from £133.4 million for the year ended 31 December 2003. Also, the COLT Group sold some unused dark fibre in Germany in the second half of 2004 and this contributed to the increase in other revenue compared to 2003. In the year ended 31 December 2004, other revenues were £1.3 million, compared to £0.3 million for the year ended 31 December 2003. In the year ended 31 December 2004, switched and non-switched revenue included inter-segmental sales of £40.9 million, compared to £28.0 million for the year ended 31 December 2003.

Strategic Markets

The COLT Group's total revenue in the Strategic Markets increased by £22.0 million (6.7 per cent.) to £349.1 million for the year ended 31 December 2004 from £327.1 million for the year ended 31 December 2003. Switched revenue contributed the majority of this gain, increasing by £15.1 million (6.9 per cent.) to £235.5 million for the year ended 31 December 2004 from £220.4 million for the year ended 31 December 2003. This was partially driven by increases in carrier revenue, and partly driven by growth in demand for higher margin switched products. Switched minutes for the year ended 31 December 2004 increased by 4.1 per cent. over the year ended 31 December 2003. Non-switched revenue increased by £5.0 million (2.9 per cent.) to £174.8 million for the year ended 31 December 2004 from £169.8 million for the year ended 31 December 2003. In the year ended 31 December 2004, other revenues were £1.7 million, compared to £1.0 million for the year ended 31 December 2003. In the year ended 31 December 2004, switched and non-switched revenue included inter-segmental sales of £62.9 million, compared to £64.1 million for the year ended 31 December 2003.

UK

The COLT Group's total revenue in the UK decreased by £17.0 million (6.5 per cent.) to £245.0 million for the year ended 31 December 2004 from £262.0 million for the year ended 31 December 2003. The majority of this decrease related to switched revenue which decreased by £10.0 million (6.5 per cent.) to £143.4 million for the year ended 31 December 2004 from £153.4 million for the year ended 31 December 2003. Switched minutes for the year ended 31 December 2004 decreased by 8.1 per cent. over the year ended 31 December 2003. The decrease in switched revenue and switched minutes was mainly due to the increased competition in the UK market for certain of the COLT Group's lower margin switched products. In addition, non-switched revenue in the UK decreased by £2.9 million (2.4 per cent.) to £119.5 million for the year ended 31 December 2004 from £122.4 million for the year ended 31 December 2003, again reflecting the increased competition among the providers of these products and the resulting price pressures faced by the COLT Group's UK operation. In the year ended 31 December 2004, other revenues were £0.1 million, compared to £nil million for the year ended 31 December 2003. In the year ended 31 December 2004, switched and non-switched revenue included inter- segmental sales of £18.0 million, compared to £13.8 million for the year ended 31 December 2003.

France

The COLT Group's total revenue in France decreased by £8.7 million (5.6 per cent.) to £146.0 million for the year ended 31 December 2004 from £154.7 million for the year ended 31 December 2003. The main driver of this fall was switched revenue which decreased by £5.7 million (6.7 per cent.) to £79.5 million for the year ended 31 December 2004 from £85.2 million for the year ended 31 December 2003. Switched minutes for the year ended 31 December 2004 increased by 21.1 per cent. over the year ended 31 December 2003. Within switched revenue, the COLT Group suffered a decline in revenues from its Connect product. However, Connect customers are not directly connected to the COLT Group's network, and so are less attractive to the COLT Group because it is more difficult for it to up sell further services to them. In addition falls in mobile termination rates due to regulatory decisions in late 2003 impacted France earlier than most other countries, and cost the COLT Group approximately £7.0 million of switched revenue in the year ended 31 December 2004 compared to the year ended 31 December 2003. Non-switched turnover decreased by £1.5 million (2.0 per cent.) to £74.5 million for the year ended 31 December 2004 from £76.0 million for the year ended 31 December 2003 due to competition from other operators in the market. In the year ended 31 December 2004, switched and non-switched revenue included inter-segmental sales of £8.0 million, compared to £6.5 million for the year ended 31 December 2003.

Cost of sales

The COLT Group's cost of sales increased by £34.4 million (3.5 per cent.) to £1,005.7 million for the year ended 31 December 2004 from £971.3 million for the year ended 31 December 2003. The principal components of cost of sales are interconnection and network costs and network depreciation.

Interconnection and network costs increased by £46.8 million (6.1 per cent.) to £813.7 million for the year ended 31 December 2004 from £766.9 million for the year ended 31 December 2003 driven mainly by the increase in switched minutes. As a percentage of turnover, interconnection and network costs increased to 67.0 per cent. for the year ended 31 December 2004 from 65.8 per cent. for the year ended 31 December 2003 because switched turnover and minutes grew more quickly than non-switched revenue.

Network depreciation decreased by £12.4 million (6.1 per cent.) to £192.0 million for the year ended 31 December 2004 from £204.4 million for the year ended 31 December 2003. The decrease reflected the effect of some assets being fully depreciated, partially offset by the depreciation associated with further investment in fixed assets to support the growth in demand for existing services and the development of new services.

Gross profit

The COLT Group's gross profit increased by £13.3 million (6.8 per cent.) to £208.3 million for the year ended 31 December 2004 from £195.0 million for the year ended 31 December 2003, reflecting the increase in turnover.

Operating expenses

Operating expenses increased by £5.1 million (1.9 per cent.) to £277.1 million for the year ended 31 December 2004 from £272.0 million for the year ended 31 December 2003. The COLT Group's operating expenses before exceptional items increased by £2.6 million (1.0 per cent.) to £277.1 million for the year ended 31 December 2004 from £274.5 million for the year ended 31 December 2003. The principal components of operating expenses are SG&A expenses and other depreciation and amortisation.

SG&A expenses increased by £10.6 million (4.5 per cent.) to £246.6 million for the year ended 31 December 2004 from £236.0 million for the year ended 31 December 2003. SG&A expenses as a proportion of turnover for the year ended 31 December 2004 increased slightly to 20.3 per cent. from 20.2 per cent. for the year ended 31 December 2003. The increase in SG&A expenses reflected the initial costs associated with the establishment of the COLT Group's presence in India, increased personnel costs, and costs associated with Sarbanes-Oxley compliance. The increase in personnel costs was driven by the temporary duplication required as the Indian operation was being started up.

Other depreciation and amortisation decreased by £8.0 million (20.8 per cent.) to £30.5 million for the year ended 31 December 2004 from £38.5 million for the year ended 31 December 2003. The reductions reflected the effect of some assets being fully depreciated, partially offset by the depreciation associated with increased investment in customer service and other support systems.

Interest receivable and interest payable and similar charges

Interest receivable by the COLT Group decreased by £5.7 million (21.3 per cent.) to £21.0 million for the year ended 31 December 2004 from £26.7 million for the year ended 31 December 2003. The decrease was as a result of reduced average balances of cash and investments in liquid resources following the redemption of some of the COLT Group's outstanding notes during 2003 and 2004, partially offset by higher interest rates on its deposits.

Interest payable by the COLT Group and similar charges decreased by £21.5 million (24.3 per cent.) to £66.8 million for the year ended 31 December 2004 from £88.3 million for the year ended 31 December 2003. These decreases were due primarily to the reduction in debt levels following the redemption of some of the COLT Group's outstanding notes during 2003 and 2004.

Interest payable and similar charges included £30.2 million of interest and accretion on convertible debt for the year ended 31 December 2004 compared to £34.4 million for the year ended 31 December 2003. Interest payable and similar charges also included £35.0 million of interest and expense accretion on non-convertible debt for the year ended 31 December 2004 compared to £51.7 million for the year ended 31 December 2003. There was also £1.6 million of other interest and unwinding of discounts on provisions for the year ended 31 December 2004 compared to £2.2 million for the year ended 31 December 2003.

Exceptional gains on redemption of debt

Exceptional gains arising on the early redemption of £335.3 million of debt were £0.2 million for the year ended 31 December 2004 compared to £7.6 million during the year ended 31 December 2003 due to the early redemption of £144.5 million of debt.

Exchange gains

There were no net exchange gains or losses in the year ended 31 December 2004. An exchange gain of £6.4 million was recognised for the COLT Group in the year ended 31 December 2003 due primarily to movements in Sterling relative to the US Dollar on cash and debt balances denominated in US Dollars.

Tax on loss on ordinary activities

In the years ended 31 December 2004 and 2003, the COLT Group generated losses on ordinary activities and therefore did not incur a tax obligation.

Net loss on ordinary activities after taxation

Loss on ordinary activities after taxation decreased by £10.2 million (8.2 per cent.) to £114.4 million for the year ended 31 December 2004 from £124.6 million for the year ended 31 December 2003.

Loss on ordinary activities after taxation before exceptional items decreased by £20.1 million (14.9 per cent.) to £114.6 million for the year ended 31 December 2004 from £134.7 million for the year ended 31 December 2003.

(C)  Comparison of the quarter ended 31 March 2006 and the quarter ended 31 March 2005
(IFRS)—unaudited

The following table sets out the COLT Group's results of operations for the quarters ended 31 March 2006 and 2005 (prepared in accordance with IFRS).

This table has been extracted without material adjustment from the unaudited interim historical financial information of the COLT Group set out in Part XIII of this document.

Consolidated income statement

	Three months ended 31 March
	2006	2005
	£m	£m
Revenue	307.7	307.1
Cost of sales
Interconnection and network	(197.9)	(202.6)
Network depreciation	(38.8)	(49.2)

	(236.7)	(251.8)

Gross profit	71.0	55.3
Operating expenses
Selling, general and administrative	(62.2)	(67.4)
Other depreciation	(6.9)	(7.3)

	(69.1)	(74.7)

Operating profit (loss)	1.9	(19.4)
Other income (expense)
Finance income	2.0	3.2
Finance costs and similar charges	(11.2)	(12.2)

	(9.2)	(9.0)

Loss on ordinary activities before taxation	(7.3)	(28.4)
Taxation	—	—

Loss for the period	(7.3)	(28.4)

Basic and diluted loss per share	£(0.00)	£(0.02)

	Three months ended 31 March
	2006	2005	Change
	£m	£m	%
Carrier	61.1	60.5	1.0
Non-carrier	121.1	124.7	(2.9)

Total switched	182.2	185.2	(1.6)
Non-switched	125.2	121.5	3.0
Other	0.3	0.4	(25.0)

Revenue by segment	307.7	307.1	0.2

Revenue

Revenue increased by £0.6 million (0.2 per cent.) to £307.7 million for the quarter ended 31 March 2006 from £307.1 million for the quarter ended 31 March 2005. Non-switched revenue made up 40.7 per cent. of total revenue in the quarter to 31 March 2006, compared with 39.6 per cent. for the quarter to 31 March 2005. On a constant currency basis, revenue increased by 1.2 per cent. The drivers of this increase are explained in detail below.

Total switched revenue

Switched revenue decreased by £3.0 million (1.6 per cent.) to £182.2 million for the quarter ended 31 March 2006 from £185.2 million for the quarter ended 31 March 2005. In the quarter ended 31 March 2006, 7.6 billion switched minutes were carried compared with 6.9 billion in the quarter ended 31 March 2005, an increase of 10.0 per cent.. The growth in switched minutes was in contrast to the decline in switched revenue because of the downward competitive pressure which the COLT Group faced. Indeed, average switched revenue per minute decreased by 10.7 per cent. in the quarter ended 31 March 2006 over the quarter ended 31 March 2005. Within switched revenue the proportion of carrier for the quarter ended 31 March 2006 increased to 33.5 per cent. from 32.7 per cent. for the quarter ended 31 March 2005.

Switched revenue from corporate customers decreased by 5.8 per cent. to £78.4 million for the quarter ended 31 March 2006 compared with the quarter ended 31 March 2005. Switched revenue from wholesale customers increased by 1.8 per cent. to £103.8 million for the quarter ended 31 March 2006 compared with the quarter ended 31 March 2005.

Total non-switched revenue

Non-switched revenue increased by £3.7 million (3.0 per cent.) to £125.2 million for the quarter ended 31 March 2006 from £121.5 million for the quarter ended 31 March 2005 with underlying volume as measured by private wire voice grade equivalents rising by 30.9 per cent.. Non-switched revenue from the COLT Group's corporate customers increased by 4.0 per cent. to £100.3 million for the quarter ended 31 March 2006 compared with the quarter ended 31 March 2005. Non-switched revenue from wholesale customers decreased by 0.8 per cent. to £24.9 million for the quarter ended 31 March 2006 compared with the quarter ended 31 March 2005.

Revenue by geographical segment

	Three months ended 31 March
	2006	2005	Change
	£m	£m	%
Germany	114.4	116.5	(1.8)
Strategic Markets	94.0	91.3	3.0
UK	58.1	59.6	(2.5)
France	41.2	39.7	3.8

Revenue by segment	307.7	307.1	0.2

Germany

Total revenue decreased by £2.1 million (1.8 per cent.) to £114.4 million for the quarter ended 31 March 2006 from £116.5 million for the quarter ended 31 March 2005. Switched revenue decreased by £2.8 million (3.4 per cent.) to £80.2 million for the quarter ended 31 March 2006 from £83.0 million for the quarter ended 31 March 2005. Switched minutes for the quarter ended 31 March 2006 increased by 13.9 per cent. over the quarter ended 31 March 2005. Non-switched revenue increased by £0.7 million (2.1 per cent.) to £34.2 million for the quarter ended 31 March 2006 from £33.5 million for the quarter ended 31 March 2005.

Strategic Markets

Total revenue increased by £2.7 million (3.0 per cent.) to £94.0 million for the quarter ended 31 March 2006 from £91.3 million for the quarter ended 31 March 2005. Switched revenue decreased by £0.4 million (0.8 per cent.) to £50.3 million for the quarter ended 31 March 2006 from £50.7 million for the quarter ended 31 March 2005. Switched minutes for the quarter ended 31 March 2006 increased by 21.0 per cent. over the quarter ended 31 March 2005. Non-switched revenue increased by £3.2 million (8.0 per cent.) to £43.4 million for the quarter ended 31 March 2006 from £40.2 million for the quarter ended 31 March 2005.

UK

Total revenue decreased by £1.5 million (2.5 per cent.) to £58.1 million for the quarter ended 31 March 2006 from £59.6 million for the quarter ended 31 March 2005. Switched revenue decreased by £1.3 million (4.3 per cent.) to £28.6 million for the quarter ended 31 March 2006 from £29.9 million for the quarter ended 31 March 2005. Switched minutes for the quarter ended 31 March 2006 decreased by 3.4 per cent. over the quarter ended 31 March 2005. Non-switched revenue decreased by £0.2 million (0.7 per cent.) to £29.5 million for the quarter ended 31 March 2006 from £29.7 million for the quarter ended 31 March 2005.

France

Total revenue increased by £1.5 million (3.8 per cent.) to £41.2 million for the quarter ended 31 March 2006 from £39.7 million for the quarter ended 31 March 2005. Switched revenue increased by £1.5 million (6.9 per cent.) to £23.1 million for the quarter ended 31 March 2006 from £21.6 million for the quarter ended 31 March 2005. Switched minutes for the quarter ended 31 March 2006 increased by 2.2 per cent. over the quarter ended 31 March 2005. Non-switched revenue was flat at £18.1 million for the quarter ended 31 March 2006 from £18.1 million for the quarter ended 31 March 2006.

Cost of sales

Cost of sales decreased by £15.1 million (6.0 per cent.) to £236.7 million for the quarter ended 31 March 2006 from £251.8 million for the quarter ended 31 March 2005. The principal components of cost of sales are interconnection and network costs and network depreciation.

Interconnection and network costs decreased by £4.7 million (2.3 per cent.) to £197.9 million for the quarter ended 31 March 2006 from £202.6 million for the quarter ended 31 March 2005. As a percentage of revenue, interconnection and network costs decreased to 64.3 per cent. for the quarter ended 31 March 2006 from 66.0 per cent. for the quarter ended 31 March 2005.

Network depreciation decreased by £10.4 million (21.1 per cent.) to £38.8 million for the quarter ended 31 March 2006 from £49.2 million for the quarter ended 31 March 2005.

Gross profit

Gross profit increased by £15.7 million to £71.0 million for the quarter ended 31 March 2006 from £55.3 million for the quarter ended 31 March 2005.

Operating expenses

Operating expenses decreased by £5.6 million (7.5 per cent.) to £69.1 million for the quarter ended 31 March 2006 from £74.7 million for the quarter ended 31 March 2005. The principal components of operating expenses are SG&A expenses and other depreciation.

SG&A expenses decreased by £5.2 million (7.7 per cent.) to £62.2 million for the quarter ended 31 March 2006 from £67.4 million for the quarter ended 31 March 2005. SG&A expenses as a proportion of revenue for the quarter ended 31 March 2006 was 20.2 per cent. for the quarter ended 31 March 2006 compared to 21.9 per cent. for the quarter ended 31 March 2005.

Other depreciation decreased by £0.4 million (5.5 per cent.) to £6.9 million for the quarter ended 31 March 2006 from £7.3 million for the quarter ended 31 March 2005.

Interest receivable and interest payable and similar charges

Interest receivable decreased by £1.2 million to £2.0 million for the quarter ended 31 March 2006 from £3.2 million for the quarter ended 31 March 2005. The decrease was as a result of reduced average balances of cash and investments in liquid resources following the redemption of some of the COLT Group's outstanding Notes during 2005, partially offset by higher interest rates on the COLT Group's deposits.

Interest payable and similar charges decreased by £1.0 million to £11.2 million for the quarter ended 31 March 2006 from £12.2 million for the quarter ended 31 March 2005. These decreases were due primarily to the reduction in debt levels following the redemption of some of the COLT Group's outstanding Notes during 2005.

Tax on loss on ordinary activities

In the quarters ended 31 March 2006 and 31 March 2005, the COLT Group generated losses on ordinary activities and therefore did not incur a tax obligation.

Loss on ordinary activities after taxation

Loss on ordinary activities after taxation decreased by £21.1 million to £7.3 million for the quarter ended 31 March 2006 from a loss of £28.4 million for the quarter ended 31 March 2005.

2.6  EBITDA and free cash flow

EBITDA represents earnings before interest, tax, depreciation, amortisation, foreign exchange, exceptional items and profit on repurchase of debt. Free cash flow is net cash generated from operations less net cash used in investing activities and net interest paid. Both EBITDA and free cash flow are not measures of operating profit/(loss), operating performance or liquidity under IFRS or UK GAAP. Both EBITDA and free cash flow are measures used by the COLT Group in managing its business, and COLT believes they are commonly reported and widely used by investors in comparing performance on a consistent basis, which can vary significantly depending upon accounting methods or other non-operating factors. Accordingly, both EBITDA and free cash flow have been disclosed in this document to permit a more complete and comprehensive analysis of the COLT Group's results of its operations relative to other companies. Investors should not, however, consider either EBITDA and free cash flow in isolation or as substitutes for operating profit/(loss) as determined by IFRS or UK GAAP, or as an indicator of the COLT Group's operating performance or of the COLT Group's cash flows from operating activities as determined in accordance with IFRS or UK GAAP. Investors should not treat these non-GAAP and non-IFRS measures as substitutes for the analysis provided in the COLT Group's income statements or in its cash flow statements. EBITDA and free cash flow disclosed here are not comparable to EBITDA and free cash flow disclosed by other companies as they are not uniformly defined. In particular, the COLT Group states EBITDA before foreign exchange gains or losses, as these are presented below operating profit in the COLT Group's results of operations and so would be likely to be excluded by investors when they are evaluating operating performance. The COLT Group's EBITDA also excludes items which are classified as exceptional items under UK GAAP. The COLT Group states free cash flow after interest paid or received but before other financing cash flows. Therefore, the COLT Group's presentation of EBITDA and free cash flow may not be comparable to similarly titled measures of other companies.

The table below is a reconciliation from operating loss to EBITDA:

	IFRS		UK GAAP
	Year ended 31 December		Year ended 31 December
	2005	2004	2004	2003
	£m	£m	£m	£m
Operating loss	(301.3)	(64.3)	(68.8)	(77.0)
Adjusted for:
Depreciation and amortisation before exceptional items	227.5	220.5	222.5	242.9
Exceptional network depreciation	229.7	—	—	—
Exceptional SG&A income	—	—	—	(2.5)
Exceptional other depreciation and amortisation	17.5	—	—	—

EBITDA	173.4	156.2	153.7	163.4

EBITDA margin %	13.9	12.8	12.7	14.0

The table below is a reconciliation from operating loss to free cash flow:

	IFRS		UK GAAP
	Year ended 31 December		Year ended 31 December
	2005	2004	2004	2003
	£m	£m	£m	£m
Operating loss	(301.3)	(64.3)	(68.8)	(77.0)
Adjusted for:
Depreciation and amortisation	474.7	220.5	222.5	242.9
Movement in receivables	2.0	20.9	20.9	20.7
Movement in payables	(8.1)	(21.5)	(16.9)	(9.4)
Movement in provisions	(13.5)	(16.9)	(16.9)	(27.2)
Exchange differences	(0.3)	(0.2)	(0.2)	0.4
Profit on disposal of subsidiary	—	—	—	(2.5)
Share option charge	2.7	2.1	—	—
Interest paid	(35.5)	(45.9)	(45.9)	(63.8)
Interest received	11.2	20.5	20.5	26.5
Net cash used in investing activities	(124.9)	(124.7)	(124.7)	(141.0)

Free cash flow	7.0	(9.5)	(9.5)	(30.4)

2.7  Liquidity and capital resources

(A)  Year ended 31 December 2005 compared to year ended 31 December 2004 (IFRS)

Presented below is the COLT Group's consolidated cash flows for the years ended 31 December 2005 and 2004 (prepared in accordance with IFRS):

	Year ended 31 December
	2005	2004
	£m	£m
Net cash inflow from operating activities	156.2	140.6
Net cash outflow from investing activities	(124.9)	(124.7)
Net interest paid, finance costs and similar charges	(24.3)	(25.4)

Free cash inflow (outflow)	7.0	(9.5)
Issue of ordinary shares	1.0	0.6
Net cash outflow from redemption of debt and loan finance	(228.0)	(335.3)

Net movement in cash and cash equivalents	(220.0)	(344.2)
Cash and cash equivalents at beginning of year	452.7	802.4
Effect of exchange rate changes on cash and cash equivalents	(7.4)	(5.5)

Cash and cash equivalents at end of year	225.3	452.7

Net cash inflow from operating activities

Net cash inflow from the COLT Group's operating activities increased by £15.6 million to £156.2 million for the year ended 31 December 2005, from £140.6 million for the year ended 31 December 2004. This increase was principally due to the improvement in EBITDA and working capital movements caused by timing differences.

Net cash outflow from investing activities

Net cash outflow from the COLT Group's investing activities increased by £0.2 million to £124.9 million for the year ended 31 December 2005, from £124.7 million for the year ended 31 December 2004.

Net interest paid, finance costs and similar charges

Net interest paid by the COLT Group decreased by £1.1 million from £25.4 million for the year ended 31 December 2004, to £24.3 million for the year ended 31 December 2005. Interest received by the COLT Group decreased by £9.3 million to £11.2 million from £20.5 million and interest paid decreased by

£10.4 million to £35.5 million from £45.9 million. These decreases were primarily due to the reduction in cash and cash equivalents and debt levels following the repurchases of debt during 2004 and 2005.

Net cash outflow from redemption of debt and loan finance

Net cash outflow from redemption of debt decreased by £97.0 million to £238.3 million for the year ended 31 December 2005, from £335.3 million for the year ended 31 December 2004. The outflow in the year ended 31 December 2005 included payments of £80.9 million in relation to the redemption of all of COLT's outstanding 10.125 per cent. and 8.875 per cent. 2007 notes, £132.7 million in relation to some of the 2 per cent. 2006 notes and £24.7 million in relation to some of the 2007 Notes. The outflow in the year ended 31 December 2004 included £335.3 million in relation to the redemption of all of COLT's outstanding Deutschmark 600 million 2 per cent. convertible notes due August 2005 and the €368 million 2 per cent. convertible notes due December 2006 in October 2004. In addition there was a cash inflow from loan finance of £10.3 million in the year ended 31 December 2005.

(B)  Year ended 31 December 2004 compared to year ended 31 December 2003 (UK GAAP)

Presented below is the COLT Group's consolidated cash flows for the years ended 31 December 2004 and 2003 (prepared in accordance with UK GAAP):

	Year ended 31 December
	2004	2003
	£m	£m
Net cash inflow from operating activities	140.6	147.9
Net cash outflow from returns on investments and servicing of finance	(25.4)	(37.3)
Net cash outflow from capital expenditure and financial investment	(124.7)	(141.0)

Free cash outflow	(9.5)	(30.4)
Net cash outflow from acquisitions and disposals	—	(2.0)
Management of liquid resources	343.3	187.7
Net cash outflow from financing	(334.7)	(142.8)

Increase (decrease) in cash	(0.9)	12.5

Net cash inflow from operating activities

Net cash inflow from the COLT Group's operating activities decreased by £7.3 million to £140.6 million for the year ended 31 December 2004, from £147.9 million for the year ended 31 December 2003. This decrease was principally due to negative working capital movements which were driven by a decrease in creditors due to timing differences.

Net cash outflow from returns on investments and servicing of finance

Net interest paid by the COLT Group decreased by £11.9 million from £37.3 million for the year ended 31 December 2003, to £25.4 million for the year ended 31 December 2004. Interest received by the COLT Group decreased by £6.0 million to £20.5 million from £26.5 million and interest paid decreased by £17.8 million to £46.0 million from £63.8 million. These decreases were primarily due to the reduction in cash and cash equivalents and debt levels following the redemption of some outstanding notes during 2003 and 2004.

Net cash outflow from capital expenditure and financial investment

The COLT Group's net cash outflow from capital expenditure decreased by £16.3 million to £124.7 million for the year ended 31 December 2004, from £141.0 million for the year ended 31 December 2003. No financial investments were made by the COLT Group in that period.

Net cash outflow from financing

The COLT Group's net cash outflow from financing increased by £191.9 million to £334.7 million for the year ended 31 December 2004, from £142.8 million for the year ended 31 December 2003. The outflow in the year ended 31 December 2004 included £335.3 million in relation to the redemption of all of COLT's outstanding Deutschmark 600 million 2 per cent. senior convertible notes due August 2005 and its €368 million 2 per cent. senior convertible notes due December 2006 in October 2004. The outflow in the year ended 31 December 2003 included £120.7 million in respect of the redemption of all of COLT's outstanding US Dollar 12 per cent. senior discount notes due 2006 in December, and outflows of £23.8 million in the first six months of 2003 in relation to redemptions some of COLT's other notes.

(C)  Quarter ended 31 March 2006 compared to Quarter ended 31 March 2005 (IFRS) — unaudited

	Three months ended 31 March
	2006	2005
	£m	£m
Net cash inflow from operating activities	30.4	22.4
Net cash outflow from investing activities	(33.0)	(31.4)
Net finance costs and similar charges	(5.3)	(6.9)

Free cash outflow	(7.9)	(15.9)
Issue of ordinary shares	3.2	—
Net cash outflow from redemption of debt	—	(80.9)

Net movement in cash and cash equivalents	(4.7)	(96.8)
Cash and cash equivalents at beginning of period	225.3	452.7
Effect of exchange rate changes on cash and cash equivalents	1.0	(6.9)

Cash and cash equivalents at end of period	221.6	349.0

Net cash inflow from operating activities

Net cash inflow from operating activities increased by £8.0 million to £30.4 million for the quarter ended 31 March 2006, from £22.4 million for the quarter ended 31 March 2005. This increase was principally due to the improvement in EBITDA and working capital movements caused by timing differences.

Net cash outflow from investing activities

Net cash outflow from investing activities increased by £1.6 million to £33.0 million for the quarter ended 31 March 2006, from £31.4 million for the quarter ended 31 March 2005.

Net finance costs and similar charges

Net interest paid decreased by £1.6 million to £5.3 million for the quarter ended 31 March 2006, from £6.9 million for the quarter ended 31 March 2005. Interest received decreased by £1.1 million to £2.0 million from £3.1 million and interest paid decreased by £2.7 million to £7.3 million from £10.0 million These decreases were primarily due to the reduction in cash and cash equivalents and debt levels following the repurchases of debt during 2005.

Net cash outflow from redemption of debt

Net cash outflow from redemption of debt decreased by £80.9 million to £nil for the quarter ended 31 March 2006, from £80.9 million for the quarter ended 31 March 2005. The outflow in the quarter ended 31 March 2005 was in relation to the redemption of all of the outstanding 10.125 per cent. and 8.875 per cent. 2007 notes.

2.8  Treasury policy

The COLT Group operates a centralised treasury function, the prime objective of which is to optimise the return on its cash balances and to manage its working capital requirements. In addition to liquidity risks, the principal financial risks arise from volatility in foreign currency exchange rates and interest rates. The COLT Board reviews these risks and approves associated risk management policies, including treasury strategy.

2.9    Historical net debt

The following table sets forth the COLT Group's net debt under IFRS as at 31 December 2005 and 2004 and under UK GAAP as at 31 December 2004 and 2003:

	IFRS		UK GAAP
	Year ended 31 December		Year ended 31 December
	2005	2004	2004	2003
	£m	£m	£m	£m
Cash at bank and in hand	57.4	59.4	59.4	60.2
Cash equivalents/liquid resources	167.9	393.3	393.3	742.2

Total cash and cash equivalents/liquid resources	225.3	452.7	452.7	802.4

Short term debt(1)
Non-convertible debt	—	(81.7)	(81.7)	—
Loan finance	(10.3)	—	—	—
Medium term debt(2)
Convertible debt	(224.0)	(382.3)	(382.3)	(700.1)
Non-convertible debt	(351.8)	(363.4)	(363.4)	(444.4)

Total debt	(586.1)	(827.4)	(827.4)	(1,144.5)
Cash and cash equivalents	225.3	452.7	452.7	802.4

Net debt	(360.8)	(374.7)	(374.7)	(342.1)

(1)
Short term debt consists of loan finance and debt with maturities of less than one year.

(2)
Medium term debt consists of debt with maturities of more than one year and less than five years.

2.10   Aggregate contractual obligations

The following table summarises the COLT Group's known contractual obligations as of 31 December 2005:

	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
	£m	£m	£m	£m
Debt and loan finance	586.1	10.3	575.8	—
Operating lease obligations	273.6	35.3	103.0	135.3

Total contractual obligations	859.7	45.6	678.8	135.3

2.11   Off-balance sheet arrangements

The COLT Group has no off-balance sheet arrangements other than the financial operating commitments noted in paragraph 2.10 above.

2.12   Quantitative and qualitative disclosure about market risk

(A)   Liquidity risk

The COLT Group has historically financed its operations through a mixture of issued share capital and long-term debt. The proceeds from these issues are invested in AAA rated funds or placed on short-term deposit prior to being invested in the COLT Group's operating companies to fund its operations. Other than as discussed below, the COLT Group does not use, and has no current intention to use, any other derivative financial instruments.

(B)   Foreign currency risk

The COLT Group is exposed to fluctuations in foreign currencies as its revenues, costs, assets and liabilities are, for the most part, denominated in local currencies. To manage this exposure, the COLT Group's strategy has been to raise its debt financing in euro-denominated instruments to the extent possible in proportion to its existing net investment and committed capital expenditure, offsetting currency differences arising with similarly denominated borrowings.

From time to time, the COLT Group has entered into forward contracts to purchase foreign currencies to fund a portion of its capital expenditure in those currencies. At 31 December 2005, 2004 and 2003, no such contracts were outstanding.

It is intended that the COLT Group will enter into a forward currency contract to hedge the repayment of the 2007 Notes.

(C)  Interest rate risk

The COLT Group has reduced the uncertainty associated with fluctuating interest rates by raising debt at fixed rates. As interest is earned on cash deposits at variable as well as fixed rates, changes in interest rates will have an impact on the amount of interest income earned.

(D)  Concentration of credit risk

Financial assets which potentially subject the COLT Group to concentration of credit risk consist principally of accounts receivable and cash. COLT believes the concentration of credit risk associated with accounts receivable is minimised due to distribution over many customers in different countries and in different industries. Risks associated with the COLT Group's cash are mitigated by the fact that these amounts are placed with high quality financial institutions. The COLT Group has not experienced any losses to date on its deposited cash.

(E)   Sensitivity analysis

As a result of the procedures the COLT Group has implemented to manage foreign currency exchange and interest rate risk as described above, a 10 per cent. change in the value of Sterling relative to other currencies would lead to a corresponding change in the fair value of its foreign currency denominated financial instruments of approximately £49.5 million as at 31 December 2005. A 10 per cent. change in interest rate across all maturities would lead to a corresponding change in the COLT Group's earnings of approximately £3.5m based on the interest bearing assets and liabilities held during 2005.

2.13   Critical accounting policies and estimates

The COLT Group's audited consolidated financial information for the years ended 31 December 2005 and 2004 have been prepared under IFRS. The COLT Group's audited consolidated financial statements for the years ended 31 December 2004 and 2003 included in the 2004 Annual Report (at pages 41 to 80) and 2003 Annual Report (at pages 45 to 84), respectively, have been prepared in accordance with UK GAAP. IFRS differs in certain respects from UK GAAP—see paragraph 2.14 of this Part VII for a discussion of the differences which are most significant to the COLT Group. Under UK GAAP and IFRS, the COLT Group is required to make estimates and assumptions. The COLT Group believes that of its significant UK GAAP and IFRS accounting policies, the following are important to its financial condition and results and involved a higher degree of judgment and complexity, and are therefore considered critical.

(A)   Revenue recognition

Revenue for switched services, which are generally billed in arrear, and for non-switch and other services, which are generally billed in advance, is recognised when services are provided. Under UK GAAP, turnover from installation and other up-front activities is recognised in the same period as related costs. Under IFRS, turnover from installation activities is deferred and recognised over the estimated customer relationship periods.

(B)   Cost of sales

Cost of sales includes payments made to other carriers, depreciation of network infrastructure and equipment, direct network costs and construction costs associated with infrastructure sales.

When telephony traffic is carried by other operators, the COLT Group incurs interconnection costs. Some interconnection costs are subject to regulation by local regulatory authorities in the countries in which the COLT Group operates. A determination may give rise to amendments, most often in the form of reductions, to interconnection costs. The changes in regulated interconnection costs may or may not be in line with the change in market selling prices for telephony traffic. Margins may therefore be eroded where selling prices fall faster than regulated interconnection costs.

The COLT Group reviews its interconnection costs on a regular basis and adjusts the rate at which these costs are charged in the profit and loss account in accordance with the estimated interconnection costs for the current period. Amendments to costs relating to prior periods are made in the current period, but only when recovery or payment of these amounts is reasonably certain.

(C)  Receivables

The COLT Group performs ongoing reviews of the bad debt risk within its receivables and makes provisions to reflect its views of the financial condition of its customers and their ability to pay in full for amounts owing for services provided. Such reviews, particularly in the current environment of slower economic growth in Europe and turbulence in the telecommunications sector, are difficult and the financial condition of certain customers may be worse than is perceived by management, resulting in the need for additional provisions.

(D)  Property, plant and equipment

Property, plant and equipment is recorded at historical cost less accumulated depreciation and any accumulated impairment losses. Network infrastructure and equipment comprises assets purchased and built, at cost, together with capitalised labour, directly attributable to the cost of construction.

The annual depreciation charge is sensitive to the estimated service lives allocated to each asset type. The COLT Group reviews these asset lives annually and changes them when it is considered necessary to reflect its current estimates of its remaining lives in light of changes in technology, the actual condition and expected utilisation of the assets concerned.

(E)   Impairment

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The recoverable amount of the cash-generating unit to which the goodwill relates is tested annually for impairment and when events or changes in circumstances indicate that it might be impaired. The carrying values of property, plant and equipment and intangible assets other than goodwill are reviewed for impairment only when events indicate the carrying value may be impaired.

In an impairment test, the recoverable amount of the cash-generating unit or asset is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of fair value less costs to sell and the value in use to the COLT Group. An impairment loss is recognised to the extent that the carrying value exceeds the recoverable amount.

Resulting from such a test for the year ended 31 December 2005, the COLT Group made an impairment charge of £247.2 million.

(F)   Deferred tax assets

The COLT Group operates in a large number of different tax jurisdictions. Deferred tax assets require management judgment in determining the amounts to be recognised. In particular, significant judgment is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income, time limits on the availability of taxable losses for carry forward together with any future tax planning strategies.

(G)  Provisions

The COLT Group's provisions are established based on its best estimate of the amounts necessary to settle existing obligations or commitments as of each balance sheet date.

2.14   Summary of certain significant differences between UK GAAP and IFRS

(A)   Installation fees revenue recognition

Under IFRS all installation fees are taken to the income statement over the expected length of the customer relationship period. Under UK GAAP the revenue was recognised in the same period as the related costs.

(B)   Share-based payments

Under UK GAAP, the COLT Group did not suffer a profit and loss charge in respect of its share option plans. Under IFRS 2 "Share-based payments" it is required to charge the income statement with the fair value of the options issued. The adjustment represents the charge calculated using the Black-Scholes method, which is spread over the vesting period. An exemption applies for options which were granted prior to 7 November 2002 that had not vested by 1 January 2005. The potential shares which could be issued are included in reserves as "shares to be issued".

(C)  Goodwill

Under IFRS, goodwill is not subject to annual amortisation but there is a requirement for an annual impairment review. Any impairment so recognised is charged immediately to the income statement. Under UK GAAP, goodwill was subject to annual amortisation.

(D)  Software assets

IFRS requires that certain software assets be classified as intangible assets while under UK GAAP they were classified as tangible assets.

(E)   Warrants

Under UK GAAP, warrants received from suppliers which give the COLT Group the right to subscribe for shares in the suppliers had no value attributed to them. Under IFRS, they are carried at fair value.

A reconciliation of the COLT Group's balance sheets as at 1 January 2004 and 31 December 2004 and of its income statement for the year ended 31 December 2004 from UK GAAP to IFRS is set out in Note 26 to the historical financial information in Part B of Part XII of this document.

PART VIII

TAXATION

1.     Luxembourg Taxation of COLT S.A. Shareholders

The following is intended only as a general summary of material tax considerations currently in force affecting COLT S.A. and dividend payments by COLT S.A. relevant to prospective investors who are not resident for Luxembourg tax purposes in Luxembourg. It does not constitute and should not be construed to constitute legal or tax advice to any such investor. COLT Shareholders are therefore urged to consult their own tax advisers with respect to their particular circumstances.

(A)  Luxembourg tax status of COLT S.A.

COLT S.A. is a company incorporated under Luxembourg law as an ordinary taxable company. COLT S.A. is seeking to obtain the special tax status granted to billionaire holding companies under the Luxembourg Grand Ducal Decree of 17 December 1938 (the "Decree"). It is expected that, on or before the Scheme Effective Date, COLT S.A. will qualify for such special tax status granted to holding companies under the Law of 31 July 1929 (as most recently amended on 21 June 2005) and under the Decree (a "1929 company"). 1929 companies are permitted to carry out a limited number of activities, including the holding of shares and securities and the financing of affiliated companies.

If, as expected, such tax status is granted, COLT S.A. will be subject to an annual tax which is assessed on certain payments made during each year, such as interest payments on bonds or debentures issued by COLT S.A., dividends and directors' fees paid to directors who are not resident in Luxembourg. COLT S.A. has not issued any bonds or debentures. The special tax payable by COLT S.A. should therefore be limited to three per cent. on the first €2.4 million of any dividends distributed to shareholders and of directors' fees paid to non-resident directors, 1.8 per cent. on the next €1.2 million of any such dividends and fees and 0.1 per cent. on any further such dividends and fees. This tax, which will be payable by COLT S.A., cannot be less than €48,000 per year.

However, such tax status as a 1929 company would be lost if during any fiscal year five per cent. or more of dividends (if any) received by COLT S.A. were paid by non-Luxembourg resident companies which are not subject to a tax comparable to Luxembourg corporate income tax. Companies from a Member State which are covered by the Parent-Subsidiary Directive 90/435/EEC (the "Parent-Subsidiary Directive") are subject to such comparable tax. For other companies, the principles of taxation should be comparable and the rate should not be less than 11 per cent., being 50 per cent. of the Luxembourg corporate rate. If such tax status as a 1929 company is not obtained or is lost and COLT S.A. remains or becomes an ordinary taxable company, then the Luxembourg tax consequences may adversely affect COLT S.A. Shareholders as described in paragraph 1(B) of this Part VIII.

The majority of double taxation treaties of Luxembourg contain specific provisions excluding 1929 companies from the scope of such treaties.

(B)  Luxembourg taxation of dividends paid by COLT S.A.

Dividends paid by COLT S.A., on the assumption that it becomes and remains a 1929 company, should not be subject to withholding taxes in Luxembourg, regardless of where the beneficiaries of such dividends may be resident.

However, under Luxembourg law currently in force, dividends paid by an ordinary taxable company are subject to a withholding tax of 20 per cent. of the gross dividend. The rate of the withholding tax may be reduced, even to zero per cent., pursuant to double taxation treaties existing between Luxembourg and the country of residence of the relevant shareholder. Under the double taxation treaty of 24 May 1967 between Luxembourg and the United Kingdom, as amended, the amount of Luxembourg tax withheld from dividends payable by Luxembourg tax resident companies to residents of the United Kingdom is generally limited to 15 per cent. of the gross dividends upon the person beneficially entitled to such dividends making a claim under the double taxation treaty to the relevant tax authority.

No withholding tax applies if dividends are paid to a company which is covered by the Parent-Subsidiary Directive provided that, at the date of payment, the beneficiary holds or commits to hold directly or through a tax transparent vehicle during an uninterrupted period of twelve months at least, either a minimum participation of 10 per cent. in COLT S.A. or a participation the investment cost of which is at least €1,200,000.

(C)  Tax residence

Holders of the COLT S.A. Shares will not become resident or be deemed to be resident in Luxembourg by reason only of holding COLT S.A. Shares.

(D)  Taxation of shareholders

(i)    Tax on dividends

Holders of COLT S.A. Shares who are not resident in Luxembourg for Luxembourg tax purposes and who do not hold COLT S.A. Shares through a permanent establishment in Luxembourg are not liable to Luxembourg income tax on dividends paid by COLT S.A., other than any withholding tax (as described at paragraph 1(B) of this Part VIII).

(ii)   Tax on capital gains

Holders of COLT S.A. Shares who are not resident in Luxembourg for Luxembourg tax purposes and who do not hold COLT S.A. Shares through a permanent establishment in Luxembourg will not be taxed in Luxembourg upon any gain deriving from the sale of COLT S.A. Shares unless (i) the COLT S.A. Shares are held for less than 6 months from their acquisition and the relevant holder has held more than 10 per cent. of the COLT S.A. share capital at any time during the five years preceding the disposal of the COLT S.A. Shares, or (ii) the holder of COLT S.A. Shares was a Luxembourg resident taxpayer for more than fifteen years and has become a non-resident less than five years before the moment of the disposal of the COLT S.A. Shares and held more than 10 per cent. of the COLT S.A. share capital at any time during the five years preceding the disposal of the COLT S.A. Shares.

(E)  Other Taxes

Upon the issue of new shares by COLT S.A., Luxembourg capital duty will be payable at one per cent. of the amount or value of consideration received by COLT S.A. for the issue of such shares, subject to the availability of any statutory exemption. Such capital duty is payable by COLT S.A.

It is the intention of the COLT S.A. Group to implement the new corporate structure and the sale of the Open Offer Shares by the Selling Shareholder in such a way that the issue of shares by COLT S.A. to COLT Gibraltar (who will then transfer the shares to the Selling Shareholder) falls within an available exemption from the charge to Luxembourg capital duty. Discussions with the Luxembourg authorities indicate that an exemption should be available. However, if such exemption is not available or cannot be utilised capital duty will be due and the costs of the sale of the Open Offer Shares will be increased by up to approximately £3 million.

It is expected that a statutory exemption will be available such that no capital duty will be payable by COLT S.A. on the issue of COLT S.A. Scheme Shares in consideration of the contribution in kind of new shares in COLT.

No registration tax, stamp duty or any other similar tax or duty is payable in Luxembourg by a holder of COLT Shares as a consequence of the issue of the COLT S.A. Scheme Shares pursuant to the Scheme or the transfer of COLT S.A. Shares in fulfillment of the Open Offer, nor will any such tax or duty be payable as a consequence of a subsequent transfer or repurchase of the COLT S.A. Shares.

No estate or inheritance taxes are levied on the transfer of the COLT S.A. Shares upon the death of a holder of the COLT S.A. Shares in cases where the deceased was not resident in Luxembourg for Luxembourg inheritance tax purposes. Gift taxes will only apply if the gift, regardless of the residence of the grantor or the grantee, is recorded in Luxembourg in a notarial deed.

2.     United Kingdom Taxation

The comments set out below summarise certain United Kingdom taxation consequences of holding COLT S.A. Shares. They are based on current United Kingdom tax law and HM Revenue & Customs practice (either of which may change at any time, possibly with retrospective effect). The summary relates only to the position of persons who are resident (or alternatively, in the case of individuals, ordinarily resident) in the United Kingdom for tax purposes (except insofar as express reference is made to the treatment of non-United Kingdom residents) and who are the absolute beneficial owners of their COLT S.A. Shares (whether acquired pursuant to the Scheme or the Open Offer) and may not apply to certain classes of persons, such as insurance companies, collective investment schemes, persons holding or acquiring the COLT S.A. Shares in the course of a trade and persons who are connected with COLT S.A. for United Kingdom tax purposes. COLT Shareholders who are in any doubt as to their United Kingdom tax position, or who may be subject to tax in jurisdictions other than the United Kingdom, should seek their own professional advice without delay.

(A)  Taxation of dividends on COLT S.A. Shares

Holders of COLT S.A. Shares who are resident (or alternatively, in the case of individuals, ordinarily resident) for tax purposes in the United Kingdom will, in general, be subject to United Kingdom income tax or corporation tax on the gross amount of dividends paid on the COLT S.A. Shares, rather than on the amount actually received net of any Luxembourg withholding tax (further details of which can be found at 1(B) above). Dividends received by such holders who are within the charge to corporation tax will be taxed at the prevailing corporation tax rate. An individual will generally be chargeable to income tax on dividends paid on the COLT S.A. Shares at the dividend ordinary rate (currently 10 per cent.) or, to the extent that the amount of the gross dividend when treated as the top slice of his or her income exceeds the threshold for higher rate tax, at the dividend upper rate (currently 32.5 per cent.).

Luxembourg tax withheld from dividends paid on the COLT S.A. Shares and not recoverable from the Luxembourg tax authorities will generally be available as a credit against income tax or corporation tax to which the holder of the shares is liable and which is attributable to the dividends.

Any COLT Shareholders who receive COLT S.A. Shares and who do not currently receive notice from HM Revenue & Customs requiring them to submit a tax return are advised that if any dividend is paid on their COLT S.A. Shares they will need to notify HM Revenue & Customs that they have acquired a source of overseas income.

Details of any Luxembourg withholding tax which may be applied to dividends paid on the COLT S.A. Shares and how to obtain a refund of Luxembourg withholding tax to the extent it exceeds the maximum amount permitted by the double taxation treaty between the United Kingdom and Luxembourg may be found at paragraph 1(B) above.

(B)  Taxation of chargeable gains

For the purposes of United Kingdom taxation of chargeable gains, a Qualifying Shareholder should not be treated as making a disposal of all or part of his holding of existing COLT Shares by reason of the acquisition by the Qualifying Shareholder of Open Offer Shares.

A disposal or deemed disposal of COLT S.A. Shares may, depending on the particular circumstances of the shareholder and subject to any available exemptions or reliefs, give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom taxation of chargeable gains. Where such COLT S.A. Shares are acquired pursuant to the Open Offer, such chargeable gain or allowable loss should be calculated taking into account the purchase price of the Open Offer Shares.

In the case of a COLT S.A. Shareholder within the charge to United Kingdom corporation tax, indexation allowance may be available for the purpose of reducing any chargeable gain (but not for the purpose of creating or increasing a loss). Where COLT S.A. Shares are acquired by such a shareholder pursuant to the Open Offer, the purchase price for the Open Offer Shares will qualify for indexation allowance from the date on which the relevant Qualifying Shareholder paid or became liable to pay for such Open Offer Shares. Taper relief may be available to an individual COLT S.A. Shareholder, which may operate to reduce the percentage of any gain which becomes chargeable on the disposal of COLT S.A. Shares provided that such shareholder has retained those COLT S.A. Shares for the relevant period.

A COLT S.A. Shareholder who is neither resident nor, in the case of an individual, ordinarily resident for tax purposes in the United Kingdom will not be liable to United Kingdom taxation of chargeable gains realised on the disposal of COLT S.A. Shares unless such shareholder carries on:

(i)
(in the case of a corporate shareholder) a trade in the United Kingdom through a permanent establishment and has used, held or acquired the COLT S.A. Shares in or for the purposes of the trade or has used, held or acquired the COLT S.A. Shares for the purposes of such permanent establishment; or

(ii)
(in the case of a non-corporate shareholder) a trade, profession or vocation in the United Kingdom through a branch or agency and has used, held or acquired the COLT S.A. Shares for the purposes of such trade, profession or vocation or such branch or agency.

(C)  Stamp duty and stamp duty reserve tax ("SDRT")

No stamp duty or SDRT should arise in respect of the issue of COLT S.A. Shares pursuant to the Scheme or in respect of the acquisition by Qualifying Shareholders of Open Offer Shares.

No SDRT should be payable in respect of any transfer of, or agreement to transfer, COLT S.A. Shares or COLT S.A. DIs.

No stamp duty should be payable in respect of the paperless transfer of COLT S.A. DIs within CREST or in respect of any other paperless transfer of, or of an interest in, COLT S.A. Shares in dematerialised form. With respect to a transfer of COLT S.A. Shares in certificated form, provided that any instrument of transfer is executed outside the United Kingdom and does not relate to any property situated, or to any matter or thing done or to be done, in the United Kingdom, no stamp duty should be payable in respect of such instrument of transfer.

PART IX

SUMMARY TERMS AND CONDITIONS OF OPEN OFFER

1.     Summary of the terms of the Open Offer

1.1  Principal terms

The Open Offer, together with the purchase arrangements with certain of the Fidelity Parties under the Purchase Agreement and the US Private Placement, comprises an offer of ordinary shares in the capital of COLT S.A. by the Selling Shareholder, a wholly-owned subsidiary of COLT S.A.

The exact number of Open Offer Shares to be sold and the Offer Price will be determined towards the end of the offer period and are expected to be announced on 23 June 2006.

It is the intention of the COLT S.A. Group to structure the sale of the Open Offer Shares in such a way that the issue of the Open Offer Shares by COLT S.A. to COLT Gibraltar (who will then transfer the shares to the Selling Shareholder) falls within an available exemption from the charge to Luxembourg capital duty. Discussions with the Luxembourg tax authorities indicate that an exemption should be available. However, if such exemption is not available or cannot be utilised capital duty will be due and the costs of the sale of the Open Offer Shares would be increased by up to approximately £3 million.

Subject to the terms and conditions set out below and, where relevant, in the Application Form, Qualifying Shareholders (other than US Holders and Excluded Holders) will be given the opportunity to acquire Open Offer Shares under the Open Offer at the Offer Price payable in full in cash on application and free of all expenses on the following basis:

One Open Offer Entitlement (representing a notional 20 pence) for every COLT Share held by Qualifying Shareholders and registered in their names at the Open Offer Record Date and so in proportion for any greater number of COLT Shares then held.

Each Open Offer Entitlement represents the right to apply 20 pence to purchase Open Offer Shares under the Open Offer and is calculated based on the aggregate gross proceeds intended to be raised from the sale of the Open Offer Shares (being approximately £300 million) and dividing it by the number of COLT Shares in issue as at the Open Offer Record Date.

Qualifying Shareholders (other than US Holders and Excluded Holders) are invited to apply to purchase Open Offer Shares under the Open Offer at the Offer Price. As the Offer Price will not be determined until the Price Determination Date, Qualifying Shareholders (other than US Holders and Excluded Holders) who wish to apply under the Open Offer are invited to specify a number of Open Offer Entitlements to be applied in purchasing Open Offer Shares up to the maximum number of Open Offer Entitlements allocated to each Qualifying Shareholder. The maximum number of Open Offer Entitlements allocated to each Qualifying Shareholder is dependent upon the number of COLT Shares registered in his/her name at the Open Offer Record Date and, in the case of Qualifying non-CREST Shareholders, is equal to the number of Open Offer Entitlements as shown in their Application Form or, in the case of Qualifying CREST Shareholders, is equal to the number of Open Offer Entitlements standing to the credit of their stock account in CREST. If the number of Open Offer Entitlements applied by a Qualifying Shareholder in purchasing Open Offer Shares exceeds his/her maximum number of Open Offer Entitlements, that Qualifying Shareholder will be deemed to have applied for such number of Open Offer Shares as he/she is entitled to apply for on the basis of his/her maximum Open Offer Entitlements.

A Qualifying Shareholder who applies in the Open Offer will not be able to specify a fixed number of Open Offer Shares which he/she wishes to purchase and, if his/her application is accepted, he/she will acquire Open Offer Shares at the Offer Price as determined according to the description set out below.

US Holders are not entitled to participate in the Open Offer. However, the Selling Shareholder may sell Open Offer Shares under the US Private Placement to certain US Holders on a basis equivalent to that on which the Open Offer Shares are being offered to other Qualifying Shareholders under the Open Offer. Further details of the US Private Placement are set out in paragraph 5(B) of this Part IX.

The amounts in respect of which an application is validly made and accepted under the Open Offer (subject to the terms and conditions set out in this Part IX and, where relevant, the Application Form) will be applied in purchasing at the Offer Price the maximum whole number of Open Offer Shares that can be purchased with such amount. Fractions of Open Offer Shares will not be transferred to Qualifying

Shareholders but will be aggregated and purchased pursuant to the Purchase Agreement. The Selling Shareholder will return by cheque to a Qualifying Shareholder (at the risk of the Qualifying Shareholder) the amount by which his/her remittance exceeds the amount payable for the Open Offer Shares to be purchased by him/her without interest.

The Offer Price of an Open Offer Share will be determined by Deutsche Bank and Morgan Stanley following the close of business (in London) on the Price Determination Date. The Offer Price will be determined with reference to the average of the daily volume weighted average price in Sterling of a COLT Share for each Trading Day in the Calculation Period, being the period of five Trading Days ending on the Price Determination Date and then adjusted to reflect the one-for-three basis on which COLT S.A. Scheme Shares will be issued to COLT Shareholders in exchange for COLT Shares under the Scheme. The Offer Price will then be rounded down to the nearest penny. However, the Offer Price will not be less than three times 90 per cent. of the Closing Price of a COLT Share immediately before the announcement of the Offer Price.

For the purposes of determining the Offer Price the daily volume weighted average price of a COLT Share will be:

(A)
the London Stock Exchange order book volume weighted average price for a COLT Share which is quoted by Bloomberg for that Trading Day;

(B)
if no such price is available, such other volume weighted average price for a COLT Share as is quoted by Bloomberg or if no such price is quoted by Bloomberg, by Reuters for that Trading Day;

(C)
if no such price can be quoted on any Trading Day during the Calculation Period (a "Market Disruption Event") in accordance with (A) or (B), then such day shall be deemed to be excluded from the Trading Days in the Calculation Period and the Calculation Period shall be reduced to a period of four Trading Days accordingly; and

(D)
in the event of a Market Disruption Event occurring during a period of two or more consecutive Trading Days within the Calculation Period, the arithmetic mean of the volume weighted average price for a COLT Share for the two Trading Days immediately preceding the start of the Calculation Period shall be substituted for each day on which there is a Market Disruption Event.

If there are any other circumstances in which the Selling Shareholder considers that any further adjustment to the Offer Price or the mechanism for determining the Offer Price is required, Deutsche Bank and Morgan Stanley (after consulting with and taking into account the reasonable representations of FMR and FIL) shall determine what further adjustment or amendment (if any) to the above shall be required and the Selling Shareholder shall adopt such determination which will be final and binding on all Qualifying Shareholders.

The number of Open Offer Shares will be such number as have an aggregate value of approximately £300 million at the Offer Price.

The Offer Price and the number of Open Offer Shares shall be published by COLT S.A. on or as soon as practical after the Price Determination Date by means of an announcement by means of an announcement to a Regulation Information Service in the Financial Times and the d'Wort and will be made available through the COLT web site at www.colt.net.

The Selling Shareholder reserves the right to treat any application for Open Offer Shares (whether under the Open Offer or the US Private Placement) as invalid and reject any such application if it reasonably believes that the applicant or any of its affiliates or any person acting under the direction of, or in concert with, any of them has bought, sold or agreed to buy or sell or entered into any derivative contract or otherwise engaged in any dealings in COLT Shares (or securities referable to COLT Shares) during or by reference to the Calculation Period with the intention of manipulating the share price of COLT Shares during the Calculation Period or varying the Offer Price which would otherwise prevail but for any such transaction or transactions. Any Open Offer Shares not taken up by Qualifying Shareholders as a result of the invalidity or rejection of any such application shall be acquired by certain of the Fidelity Parties pursuant to the Purchase Agreement.

Holdings of COLT Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating Open Offer Entitlements as will holdings under different designations and in different accounts and, where relevant, separate Application Forms will be issued in respect of such shareholdings.

COLT Shareholders should note that the Open Offer is not a "rights issue". Invitations to apply under the Open Offer and Open Offer Entitlements are not transferable unless to satisfy bona fide market claims. Qualifying CREST Shareholders should note that although the Open Offer Entitlements will be admitted to CREST and be enabled for settlement, applications in respect of entitlements under the Open Offer may only be made by the Qualifying CREST Shareholder originally entitled or by a person entitled by virtue of a bona fide market claim raised by CRESTCo's Claims Processing Unit. Qualifying non-CREST Shareholders should note that the Application Form is not a document of title and cannot be traded. COLT Shareholders should be aware that under the Open Offer, unlike in the case of a rights issue, any Open Offer Shares not applied for and validly taken up in accordance with the procedure laid down for acceptance and payment will not be sold in the market or placed for the benefit of COLT Shareholders but will be purchased by certain of the Fidelity Parties at the Offer Price pursuant to the terms of the Purchase Agreement. Qualifying Shareholders who do not take up any of their entitlement to the Open Offer Shares will have no rights under the Open Offer.

Application has been made to the UK Listing Authority for admission of the Open Offer Shares to the Official List and to the London Stock Exchange for admission of the Open Offer Shares to trading on its market for listed securities. Subject to the Open Offer becoming unconditional in all respects, it is expected that Admission of the Open Offer Shares will become effective and that dealings in the Open Offer Shares, fully paid, will commence by no later than 8.00 a.m. on 3 July 2006. Upon Admission, an announcement will be made by COLT S.A. to a Regulatory Information Service in respect of the results of the Open Offer.

Application has been made for the Open Offer Entitlements of Qualifying CREST Shareholders to be admitted to CREST. The conditions to such admission having already been met, the Open Offer Entitlements are expected to be admitted to CREST with effect from 8 May 2006. The Open Offer Entitlements will also be enabled for settlement in CREST on 8 May 2006. Applications through the CREST system may only be made in respect of the Qualifying CREST Shareholder originally entitled or by person entitled by virtue of bona fide market claims.

No temporary documents of title will be issued. Definitive certificates in respect of Open Offer Shares are expected to be posted to Qualifying non-CREST Shareholders by no later than 14 July 2006. COLT S.A. DIs representing entitlements to Open Offer Shares are expected to be credited to the CREST stock accounts of Qualifying CREST Shareholders by no later than 3 July 2006. Qualifying non-CREST Shareholders who have received an Application Form in respect of their Open Offer Entitlements pursuant to the Open Offer should refer to paragraph 2(A) of this Part IX. Qualifying CREST Shareholders who hold Open Offer Entitlements in uncertificated form pursuant to the Open Offer should refer to paragraph 2(B) of this Part IX.

All documents and cheques posted to or by Qualifying Shareholders (or their agents) will be posted at the risk of the Qualifying Shareholder (or their agents).

Any Qualifying Shareholder who has sold or transferred all or part of his/her registered holding(s) of COLT Shares prior to the close of business on 5 May 2006 is advised to consult his/her stockbroker, bank or other agent through whom the sale or transfer was effected or another professional adviser authorised under FSMA as soon as possible, since the Open Offer Entitlements and the invitation to acquire Open Offer Shares under the Open Offer may be a benefit which may be claimed from him/her by the purchaser(s) or transferee(s) under the rules and regulations of the London Stock Exchange.

The latest time and date for acceptance and payment in full in cleared funds under the Open Offer is 11.00 a.m. on 30 June 2006. Qualifying non-CREST Shareholders are advised to post their Application Forms and accompanying cheques by first class post in the United Kingdom or in the reply paid envelope provided no later than 23 June 2006, so as to ensure they arrive at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA by no later than 26 June 2006, to allow sufficient time for the accompanying cheque to be cleared before 11.00 a.m. on 30 June 2006.

Further details of the procedure for application and payment are set out in paragraph 2 of this Part IX and, where relevant, in the Application Form.

The attention of Overseas Shareholders is drawn to paragraph 5 of this Part IX.

1.2  Purchase Arrangements with Fidelity

As at 2 May 2006, (the latest practicable date prior to the publication of this document), the Fidelity Parties held approximately 58.5 per cent. of COLT's issued share capital. FMR and FIL have entered into a Purchase Agreement with the Selling Shareholder (amongst others) under which, subject to certain conditions being met (i) FIL has agreed to purchase, or procure that its affiliates purchase, such number of Open Offer Shares which it and its affiliates are entitled to purchase in respect of their Open Offer Entitlements under the Open Offer; (ii) FMR has agreed to purchase, or procure that its affiliates purchase, such number of Open Offer Shares that would be equivalent to the number of Open Offer Shares which FMR and its affiliates would have been entitled to purchase had they been eligible to participate in the Open Offer; and (iii) FMR and FIL have agreed to purchase, or procure that their respective affiliates purchase, all other Open Offer Shares (including those Open Offer Shares not sold to Qualifying Shareholders who are either US Holders or Excluded Holders) which are not acquired by other COLT Shareholders and any COLT S.A. Shares arising as a result of the consolidation of fractional entitlements to the Open Offer Shares. None of the Fidelity Parties will receive any consideration in respect of these purchase commitments. Further details of the Purchase Agreement are set out in paragraph 10(A) of Part XV of this document.

1.3  Conditions

The Open Offer is conditional upon:

(A)
the Purchase Agreement having become unconditional, save for Admission of the Open Offer Shares, by not later than the Closing Date (or such later date as FMR, FIL and the Selling Shareholder may agree) and not having been terminated prior to the Closing Date;

(B)
Admission of the Open Offer Shares and the COLT S.A. Scheme Shares becoming effective by no later than 8.00 a.m. on 3 July 2006 (or such later date as FMR, FIL, COLT S.A. and the Selling Shareholder may agree);

(C)
the Court Order having been delivered to the Registrar of Companies for registration and the Scheme having become effective; and

(D)
notice of early redemption of the 2007 Notes having been given to the holders of the 2007 Notes in accordance with the terms of the indenture relating to such Notes.

If the Open Offer does not become unconditional, no Open Offer Shares will be sold under the Open Offer, the US Private Placement or the purchase arrangements with the relevant Fidelity Parties under the Purchase Agreement, and all monies received by the Receiving Agent will be returned to the applicants without interest and at their risk as soon as practicable thereafter (save for those monies received by certain of the Fidelity Parties which are the subject of the Loan Facility).

2.     Procedure for application

The action to be taken by Qualifying Shareholders in respect of the Open Offer depends on whether at the relevant time he/she has an Application Form in respect of his/her Open Offer Entitlements or he/she has Open Offer Entitlements credited to his/her CREST stock account in respect of such entitlement.

CREST sponsored members should refer to their CREST sponsor, as only their CREST sponsor will be able to take the necessary action specified below to apply under the Open Offer in respect of the Open Offer Entitlements of such members held in CREST. CREST members who wish to apply under the Open Offer in respect of their Open Offer Entitlements in CREST should refer to the CREST Manual for further information on the CREST procedures referred to below.

Subject to the provisions of paragraph 1.4 of Part X of this document, Open Offer Shares for which application is made and accepted in certificated form will be delivered to the relevant Qualifying non-CREST Shareholder to the extent that his/her Open Offer Entitlements arises as a result of holding Existing COLT Shares in certificated form and COLT S.A. DIs, in uncertificated form representing Open Offer Shares for which application is made and accepted, will be delivered to the relevant Qualifying CREST Shareholder (to the stock account in CREST in which such Qualifying CREST Shareholder held his/her Existing COLT Shares) to the extent that his/her Open Offer Entitlements arises as a result of holding Existing COLT Shares in uncertificated form.

The Selling Shareholder has appointed COLT S.A. to act as its agent in respect of applications (including the acceptance and validity thereof) under the Open Offer.

(A)
If you have an Application Form in respect of your Open Offer Entitlements under the Open Offer

(i)
General

  Qualifying non-CREST Shareholders other than US Holders and Excluded Holders will have received an Application Form enclosed with this document. The Application Form shows the number of Existing COLT Shares registered in the name of such shareholder at the close of business on the Open Offer Record Date. It also shows the maximum number of Open Offer Entitlements as shown by the total number of Open Offer Entitlements allocated to him/her under the Open Offer. Fractional entitlements of Open Offer Shares under the Open Offer will be aggregated and purchased pursuant to the terms of the Purchase Agreement. A Qualifying non-CREST Shareholder may apply to purchase Open Offer Shares in respect of less, but not more, than his/her maximum number of Open Offer Entitlements should he/she wish to do so. He/she may also hold such an Application Form by virtue of a bona fide market claim.

(ii)
Market claims

  Applications for Open Offer Shares may only be made on the Application Form which is personal to the Qualifying non-CREST Shareholder named thereon, and may not be sold, assigned or transferred, except to satisfy bona fide market claims in relation to purchases of Existing COLT Shares through the market prior to 5 May 2006, the date on which, pursuant to the rules and regulations of the London Stock Exchange, the Existing COLT Shares were marked "ex" the entitlement to participate in the Open Offer. Application Forms may be split, but only to satisfy bona fide market claims, up to 3.00 p.m. on 22 June 2006, if payment is by cheque, or up to 3.00 p.m. on 28 June 2006, if payment is by banker's draft. A Qualifying non-CREST Shareholder who has, prior to the ex-entitlement date, sold or otherwise transferred some or all of his/her Existing COLT Shares should contact his/her stockbroker, bank or other agent authorised under the FSMA through whom the sale or transfer was effected as soon as possible and refer to the instructions regarding split applications set out in the accompanying Application Form, since the invitation to acquire for Open Offer Shares under the Open Offer may, under the rules and regulations of the London Stock Exchange, represent a benefit which can be claimed from them by purchasers or transferees.

  If the market claim is to be settled outside CREST, the beneficiary of the claim should follow the procedures set out in the accompanying Application Form. If the market claim is to be settled in CREST, the beneficiary of the claim should follow the procedures set out in paragraph 2(B)(v) of this Part IX.

(iii)
Application procedures

  Qualifying non-CREST Shareholders wishing to apply all or any of the Open Offer Entitlements which they are entitled to purchase Open Offer Shares should complete and sign the enclosed Application Form in accordance with the instructions thereon and send or deliver it, in the reply paid envelope provided either by post or by hand (during normal business hours), to the Receiving Agent, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex BN99 6DA, together with a Sterling denominated cheque or banker's draft to the value of the Open Offer Entitlements to be applied in purchasing Open Offer Shares on the Application Form, as soon as practicable and, in any event, so as to be received and payment cleared not later than 11.00 a.m. on 30 June 2006, at which time the Open Offer will close and after which time Application Forms will not be accepted (unless otherwise announced by COLT S.A. to a Regulatory Information Service). Application Forms will not be valid unless signed in accordance with the instructions thereon.

  Qualifying non-CREST Shareholders who submit a valid application using the Application Form and accompanying payment will (subject to the terms and conditions set out in this document and in the Application Form) be entitled to apply up to their full allocation of Open Offer Entitlements in purchasing Open Offer Shares.

  Fractions of Open Offer Shares will not be transferred to Qualifying Shareholders but will be aggregated and purchased pursuant to the Purchase Agreement. The Selling Shareholder will return by cheque to a Qualifying Shareholder (at the risk of the Qualifying Shareholder) the amount by which his remittance exceeds the amount payable for the Open Offer Shares to be purchased by him without interest.

  Qualifying non-CREST Shareholders should note that, except as set out in paragraph 2(C) of this Part IX, applications, once made, will be irrevocable and will not be acknowledged. COLT S.A. reserves the right (but shall not be obliged) to treat any application not strictly complying with the terms and conditions of application as nevertheless valid. Any Qualifying non-CREST Shareholder who does not wish to purchase any Open Offer Shares by applying the Open Offer Entitlements to which he/she is entitled in purchasing under the Open Offer should not complete or return the Application Form.

  All enquiries in connection with the procedure for application and completion of the Application Form should be referred to Lloyds TSB Registrars on 0870 240 7986 (or +44 1903 276342 if you call from outside the United Kingdom), which is acting as Receiving Agent in respect of the Open Offer. For legal reasons, the Receiving Agent will only be able to provide advice on matters of procedure and will be unable to give advice on the merits of the Open Offer, the Open Offer Shares or other COLT S.A. Shares or to provide financial, investment or tax advice.

(iv)
Payments

  All payments by Qualifying non-CREST Shareholders must be made by cheque or banker's draft in Sterling drawn on an account at a bank or building society in the United Kingdom, the Channel Islands or the Isle of Man, which is either a settlement member of the Cheque and Credit Clearing Company Limited or of the CHAPS Clearing Company Limited or a member of either the Committees of the Scottish or Belfast Clearing Houses or which has arranged for its cheques and banker's drafts to be cleared through the facilities provided for members of any of those companies or committees. Such cheques and banker's drafts must bear the appropriate sort code number in the top right hand corner and must be for the full amount payable on application. Any application or purported application may be rejected unless these requirements are fulfilled. Cheques drawn on most major high street banks and building societies in the United Kingdom will be satisfactory. If you are in any doubt, please contact the Receiving Agent, Lloyds TSB Registrars on 0870 240 7986 (or +44 1903 276342 if you are calling from outside the United Kingdom). For legal reasons, the Receiving Agent will only be able to provide advice on matters of procedure and will be unable to give advice on the merits of the Open Offer, the Open Offer Shares or other COLT S.A. Shares or to provide financial, investment or tax advice.

  Cheques or banker's drafts should be made payable to "Lloyds TSB Bank Plc re: COLT Open Offer" and crossed "Account Payee only".

  Cheques and banker's drafts will be presented for payment on receipt. COLT S.A. (as agent for the Selling Shareholder) reserves the right to instruct the Receiving Agent to seek special clearance of cheques and banker's drafts to allow the Selling Shareholder to obtain full value for remittances at the earliest opportunity. No interest will be allowed on payments made before they are due and any interest on such payments will accrue to the benefit of the Selling Shareholder. It is a term of the Open Offer that cheques and banker's drafts will be honoured on first presentation and COLT S.A. (as agent for the Selling Shareholder) may elect to treat as valid or invalid any applications made by Qualifying non-CREST Shareholders in respect of which cheques are not so honoured. If any cheque or banker's draft is presented for payment before the conditions of the Open Offer are fulfilled, the application monies will be kept in a separate interest bearing bank account, with any interest being retained for the benefit of the Selling Shareholder until all conditions of the Open Offer are satisfied or waived. In the event that the Open Offer does not become unconditional, no Open Offer Shares will be transferred under the Open Offer, the US Private Placement or the Purchase Agreement and all monies will be returned (at the applicant's sole risk) without payment of interest, to applicants as soon as practicable following the lapse of the Open Offer (save for those monies that are received by certain of the Fidelity Parties and which are the subject of the Loan Facility). The interest earned on such monies will be retained for the benefit of the Selling Shareholder.

  It is a term of the Open Offer that cheques should be honoured on first presentation and if any cheque or other remittance is presented for payment but not honoured by 11.00 a.m. on 30 June 2006 it will be treated as invalid, however, COLT S.A. may (in its absolute discretion and as agent for the Selling Shareholder) elect to treat any acceptance in respect of Open

  Offer Shares to which such cheque or other remittance relates as valid. Qualifying non-CREST Shareholders who are paying by cheque are advised to post their Application Forms and accompanying cheques by first class post in the United Kingdom or in the reply paid enveloped provided, so as to ensure that they arrive at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA by no later than 26 June 2006, to allow sufficient time for the cheque to be cleared before 11.00 a.m. on 30 June 2006.

(v)
Effect of application

  All documents and remittances sent by post by or to an applicant (or as the applicant may direct) will be sent at the applicant's own risk. By completing and delivering an Application Form, each Qualifying non-CREST Shareholder (as the applicant(s)):

  (i)
  agrees that his/her application, the acceptance of his/her application and the contract resulting there from under the Open Offer shall be governed by, and construed in accordance with, English law and that the courts of England and Wales will have exclusive jurisdiction to settle any dispute which may arise out of or in connection with such matters, irrevocably submits to the jurisdiction of the courts of England and Wales and waives any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum;

  (ii)
  confirms that, in making the application, he/she is not relying on any information or representation other than such as may be contained in this document and he/she, accordingly, agrees that no person responsible solely or jointly for this document or any part of it or involved in the preparation of this document shall have any liability for any representation or information not contained in this document and that he/she will be deemed to have notice of all the information contained in this document;

  (iii)
  represents and warrants that he/she was not inside the United States (except as permitted under Rule 903 of Regulation S) or any Excluded Territory at the time of his/her executing or despatching the Application Form or a citizen or resident of the United States or any Excluded Territory, is not applying on behalf of any Qualifying Shareholder who is a citizen or resident of the United States or any Excluded Territory, is not applying with a view to reoffering, reselling, transferring or delivering any of the Open Offer Shares which are the subject of this application to, or for the benefit of, a Qualifying Shareholder who is a citizen or resident of the United States or any Excluded Territory except where proof satisfactory to COLT S.A. has been provided to COLT S.A. that he/she is able to accept the invitation by the Selling Shareholder free of any requirement which COLT S.A. (in its absolute discretion) regards as unduly burdensome;

  (iv)
  represents and warrants that he/she is not a person otherwise prevented by legal or regulatory restrictions from applying for Open Offer Shares or acting on behalf of any such person on a non-discretionary basis; and

  (v)
  represents and warrants that neither it nor any of its affiliates or any person acting under the direction of, or in concert with it has bought, sold or agreed to buy or sell or entered into any derivative contract or otherwise engaged in any dealings in COLT Shares (or securities referable to COLT Shares) during or by reference to the Calculation Period with the intention of manipulating the share price of COLT Shares during the Calculation Period or varying the Offer Price which would otherwise prevail but for any such transaction or transactions and undertakes not to do, or agree to do any of the foregoing (either alone or in concert with any other party).

  Further representations and warranties are contained in the Application Form.

  COLT S.A. (as agent for the Selling Shareholder) may treat as invalid any application or purported application for Open Offer Shares to which an Application Form relates if the Application Form (a) appears to COLT S.A. to have been executed in or despatched from the United States or any Excluded Territory or otherwise in a manner which may involve a breach of the laws of any jurisdiction or if it believes the same may violate any applicable legal or regulatory requirement, (b) provides an address in the United States or any Excluded Territory for delivery of definitive share certificates for Open Offer Shares (or any jurisdiction outside the United Kingdom in which it would be unlawful to deliver such certificates), or (c) purports to exclude any agreement, confirmation, representation or warranty required by this paragraph 2(A)(v) of this Part IX.

  If a Qualifying non-CREST Shareholder does not wish to apply for the Open Offer Shares under the Open Offer, he/she should take no action and should not complete or return the Application Form.

(vi)
Discretion as to validity of acceptances

  If an entitlement to Open Offer Shares is not validly taken up in accordance with the procedures laid down for acceptance and payment by no later than 11.00 a.m. on 30 June 2006, then, subject to the terms of the Purchase Agreement, that application will be deemed to have been declined and will lapse. However, COLT S.A. (as agent for the Selling Shareholder) reserves the right (but shall not be obliged) to accept:

  (a)
  Application Forms and accompanying remittances for the full amount due which are received through the post not later than 9.30 a.m. on 3 July 2006 (the cover bearing a legible postmark dated not later than 11.00 a.m. on 30 June 2006); and

  (b)
  acceptances in respect of which remittances are received prior to 11.00 a.m. on 30 June 2006 from an authorised person (as defined in section 31(2) FSMA) specifying the Open Offer Entitlements concerned and an undertaking by that person to lodge the relevant Application Form, duly completed, in due course.

  COLT S.A. (as agent for the Selling Shareholder) may also (in its sole discretion) treat an Application Form as valid and binding on the person(s) by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions or is not accompanied by a valid power of attorney where required.

(B)
If you have Open Offer Entitlements credited to your stock account in CREST in respect of your entitlement under the Open Offer

(i)
General

  Save as provided in paragraph 5 of this Part IX in relation to certain Overseas Shareholders, each Qualifying CREST Shareholder will receive a credit to his/her stock account in CREST of his/her Open Offer Entitlements equal to the maximum value of Open Offer Shares for which he/she is entitled to apply under the Open Offer.

  The CREST stock account to be credited will be the account in which the relevant Qualifying CREST Shareholder held his/her Existing COLT Shares on the Open Offer Record Date in respect of which the Open Offer Entitlements have been allocated.

  Application has been made for the Open Offer Entitlements of Qualifying CREST Shareholders to be admitted to CREST. The conditions to such admission having already been met, the Open Offer Entitlements are expected to be admitted to CREST with effect from 8 May 2006. The Open Offer Entitlements will also be enabled for settlement in CREST on 8 May 2006. Applications through the CREST system will only be made in respect of the Qualifying CREST Shareholder originally entitled or by person entitled by virtue of bona fide market claims.

  If for any reason the Open Offer Entitlements cannot be admitted to CREST by, or the stock accounts of Qualifying CREST Shareholders cannot be credited by, 5:30 p.m. on 8 May 2006 or such later time as COLT S.A. (as agent for the Selling Shareholder) may decide, an Application Form will be sent out to each Qualifying CREST Shareholder in substitution for the Open Offer Entitlements credited to his stock account in CREST. In these circumstances the expected timetable as set out in this document will be adjusted if and as appropriate and the provisions of this document applicable to Qualifying non-CREST Shareholders with Application Forms will apply to Qualifying CREST Shareholders who receive Application Forms.

  CREST members who wish to apply for Open Offer Shares in respect of some or all of their Open Offer Entitlements should refer to the CREST Manual for further information on the CREST procedures referred to below. Should you need advice with regard to these procedures, please contact Lloyds TSB Registrars on 0870 240 7986. If you are a CREST sponsored member you should consult your CREST sponsor if you wish to apply for Open Offer Shares as only your CREST sponsor will be able to take the necessary action to make this application in CREST.

(ii)
Market claims

  The Open Offer Entitlements will constitute a separate security for the purposes of CREST. Although Open Offer Entitlements will be admitted to CREST and be enabled for settlement, applications in respect of Open Offer Entitlements may only be made by the Qualifying CREST Shareholder originally entitled or by a person entitled by virtue of a bona fide market claim transaction. Transactions identified by the CREST Claims Processing Unit as "cum" the entitlement to Open Offer Entitlements will generate an appropriate market claim transaction and the relevant Open Offer Entitlements will thereafter be transferred accordingly.

(iii)
USE instructions

  Qualifying CREST Shareholders who wish to apply all or some of their Open Offer Entitlements in CREST to purchase Open Offer Shares must send (or, if they are CREST sponsored members, procure that their CREST sponsor sends) an Unmatched Stock Event ("USE") instruction to CRESTCo which, on its settlement, will have the following effect:

  (a)
  the crediting of a stock account of Lloyds TSB Registrars under the participant ID and member account ID specified below, with a number of Open Offer Entitlements corresponding to the number of Open Offer Entitlements to be applied to purchase Open Offer Shares; and

  (b)
  the creation of a CREST payment, in accordance with the CREST payment arrangements, in favour of the payment bank of Lloyds TSB Registrars in respect of the amount specified in the USE instruction which must be the full amount payable on application for the amount of Open Offer Entitlements referred to in (a) above.

(iv)
Content of USE instructions

  The USE instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

  (a)
  the number of Open Offer Entitlements in respect of which application to purchase Open Offer Shares is being made (and hence the number of the Open Offer Entitlement(s) being delivered to Lloyds TSB Registrars);

  (b)
  the ISIN of the Open Offer Entitlements, GB00B138N865;

  (c)
  the participant ID of the accepting CREST member;

  (d)
  the member account ID of the accepting CREST member from which the Open Offer Entitlement(s) are to be debited;

  (e)
  the participant ID of Lloyds TSB Registrars, in its capacity as a CREST receiving agent. This is 6RA13;

  (f)
  the member account ID of Lloyds TSB Registrars, in its capacity as a CREST receiving agent. This is RA228901;

  (g)
  the amount payable by means of a CREST settlement bank payment obligation (as defined in the CREST Manual) on settlement of the USE instruction. This must be the full amount payable on application for the amount of Open Offer Entitlements referred to in (a) above;

  (h)
  the intended settlement date. This must be on or before 11.00 a.m. on 30 June 2006; and

  (i)
  the Corporate Action Number for the Open Offer. This will be available by viewing the relevant corporate action details in CREST.

  In order for an application under the Open Offer to be valid, the USE instruction must comply with the requirements as to authentication and contents set out above and must settle on or before 11.00 a.m. on 30 June 2006.

  In order to assist prompt settlement of the USE instruction, CREST members (or their sponsors, where applicable) may consider adding the following non-mandatory fields to the USE instruction:

  (a)
  a contact name and telephone number (in the free format shared note field); and

  (b)
  a priority of at least 80.

  CREST members and, in the case of CREST sponsored members, their CREST sponsors, should note that the last time at which a USE instruction may settle on 30 June 2006 in order to be valid is 11.00 a.m. on that day.

  In the event that the Open Offer does not become unconditional the Open Offer will lapse, no Open Offer Shares will be transferred under the Open Offer, the US Private Placement or the Purchase Agreement, the Open Offer Entitlements admitted to CREST will be disabled and the Receiving Agent will refund the amount paid by a Qualifying CREST Shareholder by way of a CREST payment, without interest, within 14 days thereafter (save for those monies which are received by certain of the Fidelity Parties and which are the subject of the Loan Facility). The interest earned on such monies will be retained for the benefit of the Selling Shareholder.

(v)
Deposit of Open Offer Entitlements into, and withdrawal from, CREST

  A Qualifying non-CREST Shareholder's entitlement under the Open Offer as shown by the number of Open Offer Entitlements set out in his/her Application Form may be deposited into CREST (either into the account of the Qualifying non-CREST Shareholder named in the Application Form or into the name of a person entitled by virtue of a bona fide market claim). Similarly, Open Offer Entitlements held in CREST may be withdrawn from CREST so that the entitlement under the Open Offer is reflected in an Application Form. Normal CREST procedures (including timings) apply in relation to any such deposit or withdrawal, subject (in the case of a deposit into CREST) as set out in the Application Form.

  A holder of an Application Form who is proposing so to deposit the entitlement set out in such form is recommended to ensure that the deposit procedures are implemented in sufficient time to enable the person holding or acquiring the Open Offer Entitlements following their deposit into CREST to take all necessary steps in connection with applying the Open Offer Entitlements to take up the entitlement prior to Open Offer Shares to 11.00 a.m. on 30 June 2006.

  In particular, having regard to normal processing times in CREST and on the part of Lloyds TSB Registrars, the recommended latest time for depositing an Application Form with the CREST Courier and Sorting Service, where the person entitled wishes to hold the entitlement under the Open Offer set out in such Application Form as Open Offer Entitlements in CREST, is 3.00 p.m. on 27 June 2006, and the recommended latest time for receipt by CRESTCo of a dematerialised instruction requesting withdrawal of Open Offer Entitlements from CREST is 4.30 p.m. on 23 June 2006, in either case so as to enable the person acquiring or (as appropriate) holding the Open Offer Entitlements following the deposit or withdrawal (whether as shown in an Application Form or held in CREST) to take all necessary steps in connection with applying in respect of the Open Offer Entitlements prior to 11.00 a.m. on 30 June 2006.

  Delivery of an Application Form with the CREST deposit form duly completed whether in respect of a deposit into the account of the Qualifying Shareholder named in the Application Form or into the name of another person, shall constitute a representation and warranty to COLT S.A., the Selling Shareholder and Lloyds TSB Registrars by the relevant CREST member(s) that it is/they are not in breach of the provisions of the notes under the paragraph headed "Instructions for depositing entitlements under the Open Offer into CREST" on page 2 of the Application Form, and a declaration to COLT S.A., the Selling Shareholder and Lloyds TSB Registrars from the relevant CREST member(s) that it is/they are not citizen(s) or resident(s) of the United States, Australia, Canada, Japan or New Zealand and, where such deposit is made by a beneficiary of a market claim, a representation and warranty that the relevant CREST member(s) is/are entitled to apply under the Open Offer by virtue of a bona fide market claim.

(vi)
Validity of application

  A USE instruction complying with the requirements as to authentication and contents set out above which settles by no later than 11.00 a.m. on 30 June 2006 will constitute a valid application under the Open Offer.

(vii)
CREST procedures and timings

  CREST members and (where applicable) their CREST sponsors should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in relation to the input of a USE instruction and its settlement in connection with the Open Offer. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST sponsored member, to procure that his CREST sponsor takes) such action as shall be necessary to ensure that a valid application is made as stated above by 11.00 a.m. on 30 June 2006. In this connection CREST members and (where applicable) their CREST sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(viii)
Incorrect or incomplete applications

  If a USE instruction includes a CREST payment for an incorrect sum, COLT S.A. (as agent for the Selling Shareholder) through Lloyds TSB Registrars reserves the right:

  (a)
  to reject the application in full and refund the payment to the CREST member in question;

  (b)
  in the case that an insufficient sum is paid, to treat the application as a valid application to apply such lesser whole number of Open Offer Entitlements in purchasing Open Offer Shares as would be able to be applied for with that payment, refunding any unutilised sum (without interest) to the CREST member in question; or

  (c)
  in the case that an excess sum is paid, to treat the application as a valid application for Open Offer Shares in respect of all the Open Offer Entitlements referred to in the USE instruction, refunding any unutilised sum (without interest) to the CREST member in question.

(ix)
Effect of valid application

  A CREST member who makes or is treated as making a valid application in accordance with the above procedures will thereby:

  (a)
  pay the amount payable on application in accordance with the above procedures by means of a CREST payment in accordance with the CREST payment arrangements (it being acknowledged that the payment to Lloyds TSB Registrars' payment bank in accordance with the CREST payment arrangements shall, to the extent of the payment, discharge in full the obligation of the CREST member to pay to the Selling Shareholder the amount payable on application);

  (b)
  request that the COLT S.A. Dls in respect of Open Offer Shares to which he/she will become entitled be issued to him/her on the terms set out in this document and subject to the Deed Poll and the COLT S.A. Articles;

  (c)
  agree that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute which may arise out of or in connection with any application or contract resulting from the Open Offer, irrevocably submit to the jurisdiction of the courts of England and Wales and waive any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum;

  (d)
  represent and warrant that he/she is not applying on behalf of any shareholder, who is a citizen or resident or which is a corporation, partnership or other entity created or organised in or under any laws of the United States, Australia, Canada, Japan or New Zealand and he/she is not applying with a view to reoffering, reselling, transferring or delivering any of the Open Offer Shares (or the COLT S.A. Dls representing entitlements to such shares) which are the subject of his/her application to, or for the benefit of, a person who is a citizen or resident or which is a corporation, partnership or other entity created or organised in or under any laws of the United Stares, Australia, Canada, Japan or New Zealand except where proof satisfactory to COLT S.A. has been provided to COLT S.A. that he/she is able to accept the invitation by the Selling Shareholder free of any requirement which COLT S.A. (in its absolute discretion) regards as unduly burdensome, nor acting on behalf of any such person on a non-discretionary basis nor (a) person(s) otherwise prevented by legal or regulatory restrictions from applying for Open Offer Shares under the Open Offer;

  (e)
  represent and warrant that he/she is not, and nor is he/she applying as nominee or agent for, a person who is or may be liable to notify and account for tax under the Stamp Duty Reserve Tax Regulations 1986 at any of the increased rates referred to in section 93 (depository receipts) or section 96 (clearance services) of the Finance Act 1986;

  (f)
  confirm that in making such application he/she is not relying on any information or representation other than that contained in this document and agree that no person responsible solely or jointly for this document or any part of it or involved in the preparation of this document, shall have any liability for any information or representation not contained in this document and further agree that having had the opportunity to read this document, he/she will be deemed to have had notice of all the information contained in this document;

  (g)
  represent and warrant that he/she is the Qualifying CREST Shareholder originally entitled to the Open Offer Entitlements or that he/she has received such Open Offer Entitlements by virtue of a bona fide market claim; and

  (h)
  represent and warrant that neither it nor any of its affiliates or any person acting under the direction of, or in concert with it has bought, sold or agreed to buy or sell or entered into any derivative contract or otherwise engaged in any dealings in COLT Shares (or securities referable to COLT Shares) during or by reference to the Calculation Period with the intention of manipulating the share price of COLT Shares during the Calculation Period or varying the Offer Price which would otherwise prevail but for any such transaction or transactions and undertake not to do, or agree to do any of the foregoing (either alone or in concert with any other party).

(C)
Withdrawal rights

Applicants wishing to exercise statutory withdrawal rights after the publication by COLT S.A. of a prospectus supplementing this document, including a supplementary prospectus relating to the final amount of the Offer Price and/or the final number of Open Offer Shares, must do so by lodging a written notice of withdrawal (which shall not include a notice sent by facsimile or any other form of electronic communication) with the Receiving Agent, so as to be received no later than two Business Days after the date on which the supplementary prospectus is published. Notice of withdrawal given by any other means or which is deposited with or received by the Receiving Agent after expiry of such period will not constitute a valid withdrawal.

3.     Money Laundering Regulations

If the value of an application exceeds €15,000 (approximately £9,500) (or is one of a series of linked applications, the aggregate value of which exceeds that amount) and either payment is not made by a cheque drawn on an account in the name of the applicant and/or the account from which payment is to be made is not held within an institution that is authorised in the United Kingdom by the Financial Services Authority under FSMA or that is an EU authorised credit institution, as defined in the First Banking Consolidation Directive (2000/12/EC) as referred to in the verification of identity requirements of the Money Laundering Regulations, the Money Laundering Regulations will apply.

The Receiving Agent is entitled to require, at its absolute discretion, verification of identity from any person submitting an Application Form (the "applicant") including, without limitation, any person who either tenders payment by way of a cheque or banker's draft drawn on an account in the name of a person or persons other than the applicant or who appears to the Receiving Agent to be acting on behalf of some other person. Submission of an Application Form will constitute a warranty and undertaking by the applicant that the Money Laundering Regulations will not be breached by the acceptance of the remittance and an undertaking by the applicant to provide promptly to the Receiving Agent such information as may be specified by the Receiving Agent as being required for the purpose of the Money Laundering Regulations.

Pending the provision of evidence satisfactory to the Receiving Agent as to identity, the Receiving Agent may, after consultation with COLT S.A. (as agent for the Selling Shareholder) and having taken into account its representations, retain an Application Form lodged by an applicant for Open Offer Shares and/or the cheque or banker's draft relating to it and/or not enter the transfer of the Open Offer Shares to which it relates on the register of transfers or deliver any share certificate or credit any CREST account with COLT S.A. (as agent for the Selling Shareholder) DIs in respect of them. If satisfactory evidence of identity has not been provided within a reasonable time, then COLT S.A. may, in its absolute discretion, treat the relevant acceptance as invalid but will be without prejudice to the rights of the Receiving Agent, COLT S.A. and the Selling Shareholder (or any of them) to take proceedings to recover any loss suffered by them as a result of the failure of the applicant to provide satisfactory evidence. In that case, the application monies (without interest) will be returned to the bank or building society account from which payment was made.

The Receiving Agent shall be entitled, at its sole discretion, to determine whether the verification of identity requirements apply to any applicant and whether such requirements have been satisfied and none of the Receiving Agent, COLT S.A. or the Selling Shareholder will be liable to any person for any loss or damage suffered or incurred (or alleged) directly or indirectly, as a result of the exercise of such discretion.

The following guidance is provided in order to reduce the likelihood of difficulties, delays and potential rejection of an application (but does not limit the right of the Receiving Agent to require verification of identity as stated above):

(i)
applicants are urged, if possible, to make their payment by their own cheque. If this is not practicable and an applicant uses a cheque drawn by a building society or other third party or banker's draft, the applicant should:

(a)
write the applicant's name and address on the back of the building society cheque, banker's draft or third party cheque and, in the case of an individual, record his/her date of birth against his/her name;

(b)
if a building society cheque or bankers' draft is used, ask the building society or bank to endorse on the cheque or the draft the full name and account number of the person whose building society or bank account is being debited or to endorse those details on the back of the cheque and validate such endorsement by a stamp and an authorised signature; and

(c)
ensure that one of the following documents is enclosed with the Application Form: evidence of their respective names and addresses from an appropriate third party, for example recent original bills from a gas, electricity or telephone company, or a bank statement, in each case bearing the applicant's name and address. Originals of such documents are required and will be returned by post at the applicant's own risk in due course.

(ii)
if an Application Form is delivered by hand, the applicant should ensure that he/she has with him/her evidence of identity bearing his/her photograph, for example, a valid full passport, together with evidence of his/her address.

If an Application Form is submitted by a person who is not a UK or EU regulated person or institution (e.g., a United Kingdom financial institution) which is itself subject to the Money Laundering Regulations as agent for one or more persons, irrespective of the value of the application, the Receiving Agent is obliged to take reasonable measures to establish the identity of the person or persons on whose behalf the application is being made. Applicants making an application as agent should specify on the Application Form if they are a UK or EU regulated person or institution.

If an Application Form is submitted by a UK or EU regulated person or institution which is itself subject to the Money Laundering Regulations as agent, such person or institution and not the Receiving Agent is responsible for the verification of the identity of the person on whose behalf the Application Form is submitted.

All enquiries in connection with the procedure for application and completion of the Application Form should be referred to the Receiving Agent, Lloyds TSB Registrars on 0870 240 7986 (+44 1903 276 342 if you are calling from outside the UK). This helpline in available from 8.30 a.m. to 5.30 p.m. Monday to Friday (excluding public holidays) and is expected to remain open until 14 July 2006. Please note that calls may be monitored or recorded. For legal reasons, the Receiving Agent will only be able to provide you with advice on matters of procedure and will be unable to give advice on the merits of the Open Offer, the Open Offer Shares or other COLT S.A. Shares or to provide financial, investment or tax advice.

If an applicant holds Open Offer Entitlements in CREST and applies for Open Offer Shares (to be settled in the form of COLT S.A. Dls as described in Part X of this document) in respect of some or all of his/her Open Offer Entitlements as agent for one or more persons and the applicant is not a UK or EU regulated person or institution (e.g. a UK financial institution), then, irrespective of the value of the application the Receiving Agent is obliged to take reasonable measures to establish the identity of the person on whose behalf the applicant is making the application. The applicant must therefore contact the Receiving Agent before sending any USE or other instruction so that appropriate measures may be taken.

Submission of a USE instruction which on settlement constitutes a valid application constitutes a warranty and undertaking by the applicant to provide promptly to the Receiving Agent such information as may be specified by the Receiving Agent as being required for the purposes of the Money Laundering Regulations. Pending the provision of evidence satisfactory to the Receiving Agent as to identity, the Receiving Agent may in its absolute discretion take, or omit to take, such action as it may determine to prevent or delay transfer of the Open Offer Shares concerned (or the issue of the COLT S.A. Dls representing such shares). If satisfactory evidence of identity has not been provided within a reasonable time, then the application for the Open Offer Shares represented by the USE instruction will not be valid. This is without prejudice to the right of COLT S.A. or the Selling Shareholder to take proceedings to recover any loss suffered by it as a result of failure to provide satisfactory evidence.

4.     Taxation

Your attention is drawn to Part VIII of this document. If you are in any doubt as to your tax position, you should consult your own professional adviser without delay.

5.     Overseas Shareholders

The distribution of this document and, when relevant, the Application Form and the making of the Open Offer to persons located or resident in, or who are citizens or nationals of, or who have a registered address in, countries other than Luxembourg, the United Kingdom, Ireland, France and Germany may be restricted by the law or regulatory requirements of the relevant jurisdiction. Any failure to comply with such restrictions may constitute a violation of the securities laws of the relevant jurisdiction. Any Qualifying Shareholder who is in any doubt as to his/her position should consult an appropriate professional adviser without delay.

Overseas Shareholders should review the following in connection with the Open Offer.

(A)
General

Receipt of this document and/or the Application Form and/or receiving a credit of Open Offer Entitlements to a stock account in CREST will not constitute an offer or invitation to acquire Open Offer Shares in those jurisdictions in which it would be illegal to make an offer or invitation or any related offer and/or acceptance and, in those circumstances, this document and/or the Application Form will be sent for information only and should not be copied or redistributed. No person receiving a copy of this document and/or the Application Form in any territory other than Luxembourg, the United Kingdom, Ireland, France or Germany may treat the same as constituting an offer or invitation to him/her, or use the Application Form or credit of Open Offer Entitlements to a stock account in CREST, unless, in the relevant territory, such offer or invitation could lawfully be made to him/her and such an Application Form or credit of Open Offer Entitlements to a stock account in CREST, could lawfully be used, and any transaction resulting from such use could be effected, without contravention of any registration or other legal or regulatory requirements.

Accordingly, persons receiving a copy of this document and/or the Application Form and/or receiving a credit of Open Offer Entitlements to a stock account in CREST should not, in connection with the Open Offer or otherwise, distribute or send the same to any person in, or citizen or resident of, or into any jurisdiction where to do so would or might contravene local securities laws or regulations. If a copy of this document and/or the Application Form and/or a credit of Open Offer Entitlements to a stock account in CREST is received by any person in any such territory, or by their agent or nominee in any such territory, he/she must not seek to apply for Open Offer Shares under the Open Offer. Any person who does forward this document and/or the Application Form into any such territories (whether under contractual or legal obligation or otherwise) should draw the recipient's attention to the contents of this paragraph 5 of this Part IX.

Any person (including, without limitation, nominees, agents and trustees) outside Luxembourg, the United Kingdom, Ireland, France or Germany wishing to apply for Open Offer Shares under the Open Offer (or to do so on behalf of someone else) must satisfy himself/herself as to full observance of the applicable laws of any relevant territory, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any offer, transfer or other taxes due in such territories. The comments set out in this paragraph 5 of this Part IX are intended as a general guide only and any Qualifying Shareholder who is in doubt as to his position should consult his own independent professional adviser without delay.

COLT S.A. (as agent for the Selling Shareholder) reserves the right to treat as invalid any application or purported application for Open Offer Shares which appears to it or its agents to have been executed, effected or despatched in a manner which may involve a breach of the laws or regulations of any jurisdiction or if COLT S.A. believes or its agents believe that the same may violate applicable legal or regulatory requirements or if it provides an address for delivery of share certificates for Open Offer

Shares, or in the case of a credit of COLT S.A. DIs representing Open Offer Shares in CREST to a CREST member whose registered address would be, in the United States, an Excluded Territory or any other jurisdiction outside Luxembourg, the United Kingdom, Ireland, France or Germany in which it would be unlawful to deliver such share certificates. The attention of Qualifying Shareholders with registered addresses in the United States or the Excluded Territories or who are citizens of, or who are resident or otherwise located in, such jurisdictions and Qualifying Shareholders who hold COLT Shares on behalf of such persons is drawn to paragraphs 5(B) and (C) of this Part IX below.

Despite any other provisions of this document or the Application Form, COLT S.A. (as agent for the Selling Shareholder) reserves the right to permit any Qualifying Shareholder to take up his rights if COLT S.A., in its sole and absolute discretion, is satisfied that the transaction in question is exempt from or not subject to the legislation or regulations giving rise to the restriction in question.

Specific restrictions relating to certain jurisdictions are set out below.

(B)
Selling restrictions relating to the United States

The Open Offer Shares have not been and will not be registered under the Securities Act or under any relevant securities laws of any state of the United States. Accordingly this document and/or the Application Form and/or receiving a credit of Open Offer Entitlements in a stock account in CREST do(es) not constitute an offer to sell, or an invitation to purchase or acquire, securities in the United States except in connection with the US Private Placement described below, and the Open Offer Shares may not be offered, sold, delivered or transferred, directly or indirectly, in or into the United States except pursuant to the US Private Placement. Neither the United States Securities and Exchange Commission nor any foreign state or securities commission or regulatory authority has approved or disapproved of the Open Offer Shares nor passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

In addition, until 40 days after the commencement of the Open Offer, an offer or sale of Open Offer Shares within the United States by any dealer (whether or not participating in the Open Offer) may violate the registration requirements of the Securities Act.

Application Forms are not being and will not be sent to any Qualifying non-CREST Shareholder with a registered address in the United States. Stock accounts in CREST of Qualifying Shareholders with registered addresses in the United States will not be credited with Open Offer Entitlements pursuant to the Open Offer.

Envelopes containing Application Forms should not be postmarked from the United States. COLT S.A. reserves the right to treat as invalid any Application Form that appears to COLT S.A. (as agent for the Selling Shareholder) or its agents to have been executed in, postmarked or otherwise despatched from the United States, or that provides an address in the United States for the delivery of definitive certificates for the Open Offer Shares, or which does not provide the agreements, confirmations, representations or warranties set out in the Application Form to the effect that the person accepting the Open Offer is not inside the United States or any Excluded Territory or a resident of the United States or any Excluded Territory, is not acting on a non-discretionary basis for the account or benefit of a person located within the United States or any Excluded Territory at the time the undertaking to accept was given and is not applying for Open Offer Shares under the Open Offer with a view to the re-offer, re-sale, or delivery of the Open Offer Shares directly or indirectly in the United States.

Notwithstanding the foregoing, the Selling Shareholder may (in its sole and absolute discretion) sell Open Offer Shares to certain US Holders which are "qualified institutional buyers" or other US Holders who are institutional "accredited investors" in the US Private Placement at a price equal to the Offer Price and on such other terms as the Selling Shareholder may establish. The number of Open Offer Shares which a US Holder will be able to purchase in the US Private Placement will be such number as is equivalent to the number of Open Offer Shares it would have been entitled to purchase in respect of its Open Offer Entitlements had it been not been excluded from participating in the Open Offer because it was a US Holder. The US Private Placement will be subject to the same conditions as the Open Offer and any such other conditions as the Selling Shareholder may consider appropriate.

(C)
Excluded Territories other than the United States

Due to restrictions under the securities laws of Australia, Canada, Japan and New Zealand, no offer or invitation to acquire Open Offer Shares is being made by virtue of this document or the Application Form into Australia, Canada, Japan or New Zealand or any other Excluded Territory. Accordingly, no

Application Form will be sent to, and no Open Offer Entitlements pursuant to the Open Offer will be credited to a stock account in CREST of, Qualifying Shareholders with registered addresses in, and the Open Offer Shares sold pursuant to the Open Offer may not be transferred or sold to or into or delivered in, any of those countries.

Qualifying Shareholders in jurisdictions other than Australia, Canada, Japan or New Zealand above may, subject to the laws of their relevant jurisdiction, take up Open Offer Shares under the Open Offer in accordance with the instructions set out in this document and, where relevant, the Application Form. Such Qualifying Shareholders who have registered addresses in, or who are resident in, or who are citizens of, countries other than the United Kingdom should, however, consult their appropriate professional advisers as to whether they require any governmental or other consents or need to observe any other requirements to enable them to take up Open Offer Shares under the Open Offer.

If you are in any doubt as to your eligibility to purchase Open Offer Shares under the Open Offer, you should contact an appropriate professional adviser immediately.

6.     Times and dates

COLT S.A. shall in its discretion and after consultation with its financial and legal advisers (and with the agreement of FMR, FIL and the Selling Shareholder) be entitled to amend the dates for the Calculation Period and the Price Determination Date and the dates that dealings in Open Offer Shares commence and amend or extend the latest date for acceptance under the Open Offer and all related dates set out in this document and in such circumstances shall notify such amendment to a Regulatory Information Service and, if appropriate, Qualifying Shareholders.

The Price Determination Date is currently expected to be 23 June 2006. However, the Selling Shareholder reserves the right to, and will, if required to do so by FMR and FIL in accordance with the terms of the Purchase Agreement, change the Price Determination Date. Under the Purchase Agreement, if FMR and FIL reasonably believe that (i) the share price of COLT Shares has been manipulated so as to vary the Offer Price which would have otherwise prevailed, or (ii) exceptional circumstances have affected the Offer Price which would have otherwise prevailed, then FMR and FIL have the right to require the Selling Shareholder to delay the Price Determination Date by up to seven days or by such other period as is required to ensure that the Calculation Period does not commence until any such exceptional circumstances have ceased to exist, provided that the Price Determination Date is no later than 14 July 2006 or such later date as the Selling Shareholder, FMR and FIL may agree.

7.     Listing, dealings and settlement of Open Offer Shares

7.1  Delisting of COLT Shares

The last day for dealings in COLT Shares is expected to be 29 June 2006, following which COLT Shares will be suspended from the Official List and the London Stock Exchange's market for listed securities. No transfers of COLT Shares will be registered after that date.

If all of the conditions to the Scheme are satisfied, COLT intends to seek the delisting of the COLT Shares from the Official List. Prior to the Scheme becoming effective, a request will be made to the UK Listing Authority to cancel the listing of the COLT Shares on the Official List and to the London Stock Exchange to cancel the admission to trading of the COLT Shares on the London Stock Exchange's market for listed securities. It is expected that the COLT Shares will be delisted with effect from 8.00 a.m. on 3 July 2006.

These dates may be deferred if it is necessary to adjourn any meetings required to approve the arrangements described in this document or if there is any delay in obtaining the Court's sanction of the Scheme. In the event of a delay, the Open Offer timetable will be extended and the application for the COLT Shares to be delisted will be deferred, so that the listing will not be cancelled until the Scheme takes effect.

7.2  Listing of Open Offer Shares

Applications have been made to the UK Listing Authority for admission of the Open Offer Shares to the Official List and to the London Stock Exchange for admission of the Open Offer Shares to trading on its market for listed securities. Subject to the Open Offer becoming unconditional in all respects, it is expected that Admission of the Open Offer Shares will become effective and that dealings in the Open Offer Shares, fully paid, will commence by no later than 8.00 a.m. on 3 July 2006.

7.3  Offer of COLT S.A. DIs representing entitlements to COLT S.A. Shares

The Open Offer Shares, being securities in a non-UK incorporated company, would not be capable of being delivered, held or settled within the usual UK systems. Therefore, in order to facilitate trading of the Open Offer Shares, COLT S.A. has entered into arrangements to enable the Open Offer Shares to be delivered, held and settled in CREST in the form of dematerialised Depositary Interests or DIs. DIs represent entitlements to underlying non-UK shares. Accordingly, COLT S.A. DIs will represent entitlements to COLT S.A. Shares.

COLT Shareholders should refer to Part X of this document for further details regarding the offer of COLT S.A. DIs.

7.4  Settlement

Subject to the satisfaction of the conditions of the Open Offer, the Open Offer Shares to which Qualifying Shareholders are entitled under the Open Offer (and for which they validly apply) will be delivered and:

(a)
to the extent the entitlement arises as a result of a holding of Existing COLT Shares in certificated form at the Open Offer Record Date, in certificated form in the name of the relevant Qualifying non-CREST Shareholder with the relevant share certificate expected to be despatched by post, at the applicant's risk, by no later than 14 July 2006; and

(b)
to the extent the entitlement arises as a result of a holding of Existing COLT Shares in uncertificated form at the Open Offer Record Date, in certificated form in the name of the Depositary, as trustee for the persons respectively entitled to such Open Offer Shares (or in the name of the Depositary's nominated custodian as trustee for the Depositary who, in turn, will hold its interest as trustee for the persons respectively entitled to such Open Offer Shares), and the Depositary will issue COLT S.A. DIs, representing those Open Offer Shares, to the relevant Qualifying CREST Shareholder with delivery (to the stock account in CREST in which each such Qualifying CREST Shareholder held such Existing COLT Shares) of those COLT S.A. DIs expected to take place on 3 July 2006 unless COLT S.A. exercises its right not to settle such entitlements in the form of COLT S.A. DIs but only in the form of certificated Open Offer Shares.

Notwithstanding any other provision of this document or of the Application Form, the Selling Shareholder reserves the right to deliver any Open Offer Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or any part of CREST), or on the part of the facilities and/or systems operated by Lloyds TSB Registrars in connection with CREST. This right may also be exercised if the correct details in respect of bona fide market claims (such as the CREST member account ID and CREST participant ID details) are not provided as requested on the Application Form.

Qualifying Shareholders who are CREST sponsored members should refer to their CREST sponsor regarding the action to be taken in connection with this document and the Open Offer.

COLT Shareholders should refer to Part X of this document for further details regarding the settlement of Open Offer Shares and COLT S.A. DIs.

8.     COLT Share Schemes

As a consequence of the Scheme, options and awards granted under the COLT Share Schemes can be exchanged for equivalent options and awards to acquire COLT S.A. Shares. The rules of the COLT Share Schemes will continue to govern such exchanged options and awards. Under the rules of the COLT Share Schemes, exchanged options and awards to acquire COLT S.A. Shares can be adjusted to take into account the sale of the Open Offer Shares in such manner as the Board considers appropriate in the circumstances, subject to confirmation from COLT S.A.'s auditors that, in their opinion, the adjustment is fair and reasonable. In respect of options which have been granted under Part A of the COLT Telecom Group Share Plan or under the COLT Telecom Group Savings-Related Share Option Scheme, which are approved by HM Revenue & Customs, any adjustments to the terms of those options must be approved by HM Revenue & Customs. Similarly, adjustments to options granted under the COLT Savings-Related Share Option Scheme (Ireland) must be approved by the Irish Revenue Commissioners. Participants in the COLT Share Schemes will be notified in due course of any adjustments to their options and awards as a consequence of the sale of the Open Offer Shares.

9.     Governing law

The terms and conditions of the Open Offer as set out in this document and the Application Form shall be governed by, and construed in accordance with, the laws of England and Wales.

10.  Jurisdiction

The courts of England and Wales are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with the Open Offer, this document and/or the Application Form. By accepting Open Offer Shares in accordance with the instructions set out in this document and, in the case of Qualifying non-CREST Shareholders, the Application Form, Qualifying Shareholders irrevocably submit to the jurisdiction of the courts of England and Wales and waive any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

PART X

LISTING, DEALINGS AND SETTLEMENT

1.     Listing, dealings and settlement

1.1  Delisting of COLT Shares

The last day for dealings in COLT Shares is expected to be 29 June 2006, following which COLT Shares will be suspended from the Official List and from the London Stock Exchange's market for listed securities. No transfers of COLT Shares will be registered after that date.

Prior to the Scheme becoming effective, a request will be made to the UK Listing Authority to cancel the listing of the COLT Shares on the Official List and to the London Stock Exchange to cancel the admission to trading of the COLT Shares on the London Stock Exchange's market for listed securities. It is intended that the COLT Shares will be delisted with effect from 8.00 a.m. on 3 July 2006.

These dates may be deferred if it is necessary to adjourn any meetings required to approve the arrangements described in this document or if there is any delay in obtaining the Court's sanction of the Scheme. In the event of a delay the Open Offer timetable will be extended and the application for the COLT Shares to be delisted will be deferred, so that the listing will not be cancelled until the Scheme takes effect.

1.2  Listing of Open Offer Shares and COLT S.A. Scheme Shares

Applications have been made to the UK Listing Authority for admission of the Open Offer Shares and the COLT S.A. Scheme Shares to the Official List and to the London Stock Exchange for admission of the Open Offer Shares and the COLT S.A. Scheme Shares to trading on its market for listed securities. Subject to the Scheme becoming effective and the Open Offer becoming unconditional in all respects, it is expected that Admission of the COLT S.A. Scheme Shares and the Open Offer Shares will become effective and that dealings in the COLT S.A. Scheme Shares and the Open Offer Shares, fully paid, will commence by no later than 8.00 a.m. on 3 July 2006. The ISIN of the COLT S.A. Shares is expected to be LU0253815640 and the tradeable instrument display mnemonic (TIDM) will be COLT.

Trading in the Open Offer Shares and the COLT S.A. Scheme Shares on the London Stock Exchange's market for listed securities will be in Sterling.

1.3  Issue of DIs representing entitlements to COLT S.A. Shares

CREST is a paperless settlement system allowing securities to be transferred from one person's CREST account to another without the need to use share certificates or written instruments of transfer. Securities of non-UK incorporated companies, such as COLT S.A., cannot be held or settled in CREST.

COLT S.A. has therefore entered into depositary arrangements to enable investors to hold and settle COLT S.A. Shares in CREST in the form of dematerialised Depositary Interests or DIs. DIs represent entitlements to underlying non-UK shares. Accordingly, COLT S.A. DIs will represent entitlements to COLT S.A. Shares. Each COLT S.A. DI will represent an entitlement to one COLT S.A. Share.

COLT S.A. has entered into Depositary Interest arrangements to enable investors to hold and settle interests in COLT S.A. Shares through CREST, in the form of COLT S.A. DIs.

Under the Depositary Interest arrangements, the Open Offer Shares for which application is made by Qualifying CREST Shareholders and accepted and the COLT S.A. Scheme Shares to which holders of COLT Scheme Shares in uncertificated form at the Scheme Record Time are entitled under the Scheme, will be deposited in an account of the Depositary (or its nominated custodian), as trustee for the persons respectively entitled to such Open Offer Shares or such COLT S.A. Scheme Shares (or in the account of the Depositary's nominated custodian as trustee for the Depositary, who, in turn, will hold its interest as trustee for the persons respectively entitled to such Open Offer Shares or such COLT S.A. Scheme Shares). The Depositary, will issue and deliver the COLT S.A. DIs representing those shares to the relevant Qualifying CREST Shareholders or holders of COLT Scheme Shares. The COLT S.A. DIs will be independent securities constituted under English law which may be held and settled in CREST. Prospective holders of COLT S.A. DIs should note that they will have no rights in respect of the underlying COLT S.A. Shares or the COLT S.A. DIs representing them against CRESTCo or its subsidiaries.

Upon receipt of COLT S.A. DIs, COLT Shareholders will not be the registered holders of the COLT S.A. Shares to which they are entitled as a result of the sale of the Open Offer Shares or the implementation of the Scheme. The registered holder of such shares will be the Depositary (or its nominated custodian who will hold them on behalf of the Depositary). However, ownership of COLT S.A. DIs will represent the relevant COLT Shareholder's entitlement to such COLT S.A. Shares.

The COLT S.A. DIs will be created and issued pursuant to the terms of the Deed Poll, which will govern the relationship between the Depositary and the holders of the COLT S.A. DIs. Each COLT S.A. DI will be treated as one COLT S.A. Share for the purposes of determining, for example, eligibility for any dividends. Pursuant to the Deed Poll, the Depositary will pass on to holders of COLT S.A. DIs any stock or cash benefits received by it as holder of COLT S.A. Shares on trust for such COLT S.A. DI holder. Holders of COLT S.A. DIs, through the Depositary, will also be entitled to receive notices of meetings of holders of COLT S.A. Shares and other notices issued by COLT S.A. to its shareholders. Further information on the Deed Poll is set out in paragraph 2 of this Part X.

The holders of COLT S.A. DIs will have an entitlement, through the Depositary, to the underlying COLT S.A. Shares acquired under the Open Offer (or under the US Private Placement or, in respect of certain of the Fidelity Parties, the Purchase Agreement) and/or the Scheme but will not be the registered holders thereof. Accordingly, the holders of COLT S.A. DIs will be able to enforce and exercise the rights relating to the COLT S.A. Shares described in paragraph 5.1(C) of Part XV of this document only in accordance with the arrangements described below and not directly against COLT S.A..

Under the terms of the Deed Poll, the holders of the COLT S.A. DIs will be able to exercise rights relating to the COLT S.A. Shares represented thereby, and in particular:

•
will receive notices, in English, of all general shareholders meetings of COLT S.A.;

•
will be able to give directions as to voting at all general shareholders meetings of COLT S.A.;

•
will be sent copies of the annual report and accounts of COLT S.A. and all of the documents issued by COLT S.A. to COLT S.A. Shareholders (in each case, in English); and

•
will be treated in the same manner as registered COLT S.A. Shareholders in respect of all other rights attaching to COLT S.A. Shares,

in each case, so far as possible in accordance with applicable CREST Regulations and CREST Requirements, and applicable law.

In addition, under the COLT S.A. Articles, holders of COLT S.A. DIs are entitled to be present and to speak at a shareholders' meeting of COLT S.A. However, it should be noted that holders of COLT S.A. DIs present at a shareholders' meeting of COLT S.A. are not entitled to vote or exercise other shareholder rights in person at such meeting. Holders of COLT S.A. DIs will, however, be entitled to give directions for voting their underlying COLT S.A. Shares pursuant to the arrangements which COLT S.A. has put in place as referred to above.

Holders of the COLT S.A. DIs wishing to use the voting rights attached to the COLT S.A. Shares represented by their COLT S.A. DIs personally by attending a shareholders' meeting of COLT S.A., would first have to effect the cancellation of their COLT S.A. DIs for their underlying COLT S.A. Shares so that such shares are held in certificated form in time for the record date of the relevant shareholders' meeting. On so doing, they would, subject to and in accordance with the COLT S.A. Articles, be able to attend and vote in person at the relevant shareholders' meeting (as set out in paragraph 5.1(C) of Part XV of this document). Details of how such cancellation can be effected will be obtainable from the Depositary, by writing to Computershare Investor Services PLC, P.O.Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH or by emailing web.enquiries@computershare.co.uk, or by telephoning 0870 702 0000.

The terms of the Depositary Agreement under which COLT S.A. has appointed the Depositary to provide the COLT S.A. DI arrangements are summarised in paragraph 3 of this Part X.

The COLT S.A. DIs will have the same security code (ISIN) as the underlying COLT S.A. Shares and will not require a separate listing on the Official List.

The COLT S.A. Shares themselves will not be admitted to CREST but dematerialised COLT S.A. DIs issued by the Depositary in respect of the underlying COLT S.A. Shares will be able to be held and transferred through the CREST system. Application will be made by the Depositary for the COLT S.A. DIs in respect of the underlying COLT Open Offer Shares to be admitted to CREST with effect from Admission of the Open Offer Shares. Application will be made by the Depositary for the COLT S.A. DIs in respect of the underlying COLT S.A. Scheme Shares to be admitted to CREST with effect from

Admission of the COLT S.A. Scheme Shares. Holders of COLT Shares in certificated form who wish to hold COLT S.A. DIs through CREST may be able to do so and should contact the Receiving Agent.

COLT S.A. DIs will be capable of being credited to the same member account as all other CREST investments of any particular investor. This means that, from a practical point of view, COLT S.A. Shares held through COLT S.A. DIs will be held and transferred in the same way as other companies' shares participating in CREST.

Following the issue of the COLT S.A. DIs, holders of the COLT S.A. DIs will, at their option, be able to effect the cancellation of their COLT S.A. DIs in CREST in order to hold their underlying COLT S.A. Shares directly in certificated form (upon sending an instruction to CREST to that effect).

Following Admission of the COLT S.A. Shares, holders of COLT S.A. Shares in certificated form who wish to hold COLT S.A. DIs through the CREST system may be able to do so and should contact the Depositary, Computershare Investor Services PLC at P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, by emailing web.enquiries@computershare.co.uk, or by telephoning 0870 702 0000.

Normal CREST procedures (including timings) apply in relation to any COLT Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form prior to the Scheme Record Time (whether such conversion arises as a result of a transfer of COLT Shares or otherwise). Holders of COLT Shares who are proposing to convert any such COLT Shares are recommended to ensure that such conversions have completed prior to the Scheme Record Time.

Notwithstanding any other provision of this document, COLT S.A. reserves the right to allot and/or issue any COLT S.A. Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or any part of CREST), or on the part of the facilities and/or systems operated by the Depositary or COLT S.A.'s registrars in connection with CREST.

1.4  Settlement of the Open Offer Shares and the COLT S.A. Scheme Shares

Subject to the satisfaction of the conditions of the Open Offer and to the Scheme being implemented, the Open Offer Shares to which Qualifying Shareholders are entitled under the Open Offer (and for which they validly apply) and the COLT S.A. Scheme Shares will be delivered:

(a)
to the extent the entitlement arises as a result of a holding of Existing COLT Shares in certificated form at the Open Offer Record Date, or as a result of a holding of COLT Scheme Shares in certificated form at the Scheme Record Time, in certificated form in the name of the relevant Qualifying non-CREST Shareholder or the relevant COLT Shareholder with the relevant share certificates expected to be despatched by post, at the applicant's risk, by no later than 14 July 2006; and

(b)
to the extent the entitlement arises as a result of a holding of Existing COLT Shares in uncertificated form at the Open Offer Record Date, or as a result of a holding of COLT Scheme Shares in uncertificated form at the Scheme Record Time, in certificated form in the name of the Depositary, as trustee for the persons respectively entitled to such Open Offer Shares or such COLT S.A. Scheme Shares (or in the name of the Depositary's nominated custodian as trustee for the Depositary who will hold such shares as trustee for the Depositary who, in turn, will hold its interest as trustee for the persons respectively entitled to such Open Offer Shares or such COLT S.A. Scheme Shares), and the Depositary will issue COLT S.A. DIs, representing those Open Offer Shares and COLT S.A. Scheme Shares, to the relevant Qualifying CREST Shareholder or COLT Shareholder with delivery (to the stock account in CREST in which each such Qualifying CREST Shareholder held such Existing COLT Shares and/or each such COLT Shareholder held such COLT Scheme Shares) of those COLT S.A. DIs expected to take place on 3 July 2006.

COLT Shareholders should refer to Part IX of this document for the further terms and conditions relating to the Open Offer.

No temporary documents of title will be issued.

Following distribution of the COLT S.A. DIs, holders of the COLT S.A. DIs will be entitled to arrange for the transfer, at their own expense, of their COLT S.A. DIs to other CREST holders, or to cause the COLT S.A. Shares underlying the COLT S.A. DIs to be cancelled or to arrange for the cancellation of the COLT S.A. DIs and the offer of a certificate representing their entitlement to the COLT S.A. Shares underlying the COLT S.A. DIs.

All documents and remittances sent by or to holders of COLT Shares, COLT S.A. Shares or COLT S.A. DIs will be sent at their own risk and will be sent by post to the holder's address as set out on the relevant shareholder register or register of holders of COLT Shares at the Open Offer Record Date or the Scheme Record Time, as the case may be, and, in the case of joint holders, to the holder whose name appears first in such register in respect of the joint holdings concerned and none of COLT S.A., COLT, their respective Registrar, the Receiving Agent or the Depositary shall be responsible for any loss or delay in the transmission of any documents or remittances sent in accordance with this sub-paragraph which shall be sent at the risk of the persons entitled thereto.

Notwithstanding any other provision of this document, COLT S.A. reserves the right to allot and/or issue any COLT S.A. Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or any part of CREST), or on the part of the facilities and/or systems operated by the Depositary or Lloyds TSB Registrars in connection with CREST.

2.     COLT S.A. DIs—Terms of Deed Poll

The full text of the Deed Poll is set out in Part XVI of this document. In summary the Deed Poll contains, inter alia, provisions to the following effect:

(A)
The Depositary will hold (itself or through its nominated custodian), as bare trustee, the underlying securities issued by COLT S.A. and all and any rights and other securities, property and cash attributable to the underlying securities pertaining to the COLT S.A. DIs for the benefit of the holders of the relevant COLT S.A. DIs.

(B)
Holders of COLT S.A. DIs warrant, inter alia, that the securities in COLT S.A. transferred or issued to the custodian on behalf of the Depositary/custodian are free and clear of all liens, charges, encumbrances or third party interests and that such transfers or issues are not in contravention of COLT S.A.'s constitutional documents or any contractual obligation, law or regulation.

(C)
The Depositary and any custodian must pass on to COLT S.A. DI holders and, so far as they are reasonably able, exercise on behalf of COLT S.A. DI holders all rights and entitlements received or to which they are entitled in respect of the underlying securities which are capable of being passed on or exercised. Rights and entitlements to cash distributions, to information, to make choices and elections and to call for, attend and vote at meetings shall, subject to the Deed Poll, be passed on in the form in which they are received together with amendments and additional documentation necessary to effect such passing-on, or, as the case may be, exercised in accordance with the Deed Poll.

(D)
The Depositary will be entitled to cancel COLT S.A. DIs and withdraw the underlying securities in certain circumstances including where a COLT S.A. DI holder has failed to perform any obligation under the Deed Poll or any other agreement or instrument with respect to the COLT S.A. DIs.

(E)
The Deed Poll contains provisions excluding and limiting the Depositary's liability. For example, the Depositary shall not be liable to any COLT S.A. DI holder or any other person for liabilities in connection with the performance or non-performance of obligations under the Deed Poll or otherwise except as may result from its negligence or wilful default or fraud or that of any person for whom it is vicariously liable, provided that the Depositary shall not be liable for the negligence, wilful default or fraud of any custodian or agent which is not a member of its group unless it has failed to exercise reasonable care in the appointment and continued use and supervision of such custodian or agent. Furthermore, the Depositary's liability to a holder of COLT S.A. DIs will be limited to the lesser of:

(1)
the value of the shares and other deposited property properly attributable to the COLT S.A. DIs to which the liability relates; and

(2)
that proportion of £5 million which corresponds to the portion which the amount the Depositary would otherwise be liable to pay to the COLT S.A. DI holder bears to the aggregate of the amounts the Depositary would otherwise be liable to pay to all such holders in respect of the same act, omission or event or, if there are no such amounts, £5 million.

(F)
The Depositary is entitled to charge holders fees and expenses for the provision of its services under the Deed Poll.

(G)
Each holder of COLT S.A. DIs is liable to indemnify the Depositary and any custodian (and their agents, officers and employees) against all liabilities arising from or incurred in connection with, or arising from any act related to, the Deed Poll so far as they relate to the property held for the account of COLT S.A. DIs held by that holder, other than those resulting from the wilful default, negligence or fraud of the Depositary, or the custodian or any agent if such custodian or agent is a member of the Depositary's group or if, not being a member of the same group, the Depositary shall have failed to exercise reasonable care in the appointment and continued use and supervision of such custodian or agent.

(H)
The Depositary may terminate the Deed Poll by giving not less than 90 days' notice. During such notice period holders may cancel their COLT S.A. DIs and withdraw their deposited property and, if any COLT S.A. DIs remain outstanding after termination, the Depositary must, among other things, deliver the deposited property in respect of the COLT S.A. DIs to the relevant COLT S.A. DI holders or, at its discretion sell all or part of such deposited property. It shall, as soon as reasonably practicable, deliver the net proceeds of any such sale, after deducting any sums due to the Depositary, together with any other cash held by it under the Deed Poll pro rata to holders of COLT S.A. DIs in respect of their COLT S.A. DIs.

(I)
The Depositary or the custodian may require from any holder information as to the capacity in which COLT S.A. DIs are owned or held and the identity of any other person with any interest of any kind in such COLT S.A. DIs or the underlying securities in COLT S.A. and holders are bound to provide such information requested. Furthermore, to the extent that, inter alia, COLT S.A.'s constitutional documents require disclosure to COLT S.A. of, or limitations in relation to, beneficial or other ownership of, or interests of any kind whatsoever, in COLT S.A.'s securities, the holders of COLT S.A. DIs are to comply with such provisions and with COLT S.A.'s instructions with respect thereto.

It should also be noted that holders of COLT S.A. DIs may not have the opportunity to exercise all of the rights and entitlements available to holders of COLT S.A. Shares including, for example, the ability to vote on a show of hands. In relation to voting, it will be important for holders of COLT S.A. DIs to give prompt instructions to the Depositary or its nominated custodian, in accordance with any voting arrangements made available to them, to vote the underlying shares on their behalf or, to the extent possible, to take advantage of any arrangements enabling holders of COLT S.A. DIs to vote such shares as a proxy of the Depositary or its nominated custodian.

The Depositary Agreement under which COLT S.A. has appointed the Depositary to provide the COLT S.A. DI arrangements is summarised in paragraph 3 of this Part X of this document.

3.     COLT S.A. DIs—Terms of Depositary Agreement

Under the Depositary Agreement dated 28 April 2006 COLT S.A. has appointed Computershare to provide certain services in connection with the COLT S.A. DIs. Under the Depositary Agreement:

(A)
Computershare agrees that it will comply, and will procure certain other persons comply, with the terms of the Deed Poll and that it and they will perform their obligations in good faith and with all reasonable skill, diligence and care. Computershare assumes certain specific obligations including, for example, to arrange for the COLT S.A. DIs to be admitted to CREST as participating securities and to provide copies of and access to, the register of COLT S.A. DIs.

(B)
Computershare warrants that it is an authorised person under FSMA and that every person appointed to or who performs any duties under the Deed will be duly authorised to carry out custodial and other activities under the Deed Poll. It also undertakes to maintain that status and authorisation.

(C)
COLT S.A. agrees to provide such assistance, information and documentation to Computershare as is reasonably required by Computershare for the purposes of performing its duties, responsibilities and obligations under the Depositary Agreement.

(D)
Computershare is to indemnify COLT S.A. and its officers and employees from and against any Loss (as defined in the Depositary Agreement) which any of them may incur in any way as a result of or in connection with the fraud, negligence or wilful default of Computershare (or its officers, employees, agents or sub-contractors).

(E)
Subject to earlier termination, the appointment of Computershare shall continue for a fixed period of one year and thereafter until terminated in accordance with the terms of the Depositary Agreement. COLT S.A. may terminate the appointment of Computershare if Computershare commits an irrevocable material breach of the Depositary Agreement or the Deed Poll, or if it is in persistent or material breach of any material term of the Deed Poll and shall not have remedied such breach (if capable of being remedied) within 30 days of being requested to do so. Either party may terminate the Depositary Agreement by giving not less than six months notice in writing or by notice in writing if the party other than the party seeking to give notice (i) shall be in persistent or material breach of any material term) (of the Depositary Agreement) and such breach is not remedied within thirty days of a request for such remedy, (ii) goes into insolvency or liquidation or administration or a receiver is appointed over any part of its undertaking or assets, provided that any arrangement, appointment or order in relation to such insolvency or liquidation, administration or receivership is not stayed, revoked, withdrawn or rescinded (as the case may be), within thirty days, or (iii) shall cease to have the appropriate authorisations which permit it lawfully to perform its obligations under the Depositary Agreement.

(F)
Notwithstanding any other provision of the Depositary Agreement, Computershare shall not terminate the Depositary Agreement so as to take effect prior to the termination of the Deed Poll.

(G)
If either party serves notice to terminate the Depositary Agreement in the event that Computershare commits an irrevocable material breach of the Depositary Agreement or the Deed Poll, is in persistent or material breach of any material term of the Deed Poll and shall not have remedied such breach (if capable of being remedied) within thirty days, or serves notice to terminate the Depositary Agreement by giving not less than six months' notice in writing to that effect to the other party, Computershare in its capacity as Depositary shall forthwith serve notice to terminate the Deed Poll by giving ninety days' written notice to that effect to all Holders (as defined in the Deed Poll) such that the Depositary's appointment and the Deed Poll terminate on the same day. If Computershare fails to serve notice to terminate the Deed Poll, COLT S.A. shall be entitled to do so on behalf of Computershare as its duly authorised attorney.

(H)
If either party serves notice to terminate the Depositary Agreement in the event that the party other than the party seeking to give notice of termination (i) shall be in persistent or material breach of any material terms of the Depositary Agreement and such breach is not remedied within thirty days of a request for such remedy, (ii) goes into insolvency or liquidation or administration or a receiver is appointed over any part of its undertaking or assets, provided that any arrangement, appointment or order in relation to such insolvency or liquidation, administration or receivership is not stayed, revoked, withdrawn or rescinded (as the case may be), within thirty days, or (iii) shall cease to have the appropriate authorisations which permit it lawfully to perform its obligations under the Depositary Agreement, Computershare shall forthwith serve notice to terminate the Deed Poll by giving ninety days' written notice to that effect to all Holders (as defined in the Deed Poll). If Computershare fails to serve notice to terminate the Deed Poll, COLT S.A. shall be entitled to do so on behalf of Computershare as its duly authorised attorney.

(I)
Computershare shall not, without the prior written consent of COLT S.A., terminate or take any steps to terminate the Deed Poll other than in accordance with the provisions of the Depositary Agreement.

(J)
Computershare will be entitled to employ agents for the purposes of carrying out certain of its obligations under the Depositary Agreement which Computershare reasonably considers to be of a specialist nature, but in any event, Computershare will be liable to COLT S.A. in respect of such services as if such services were provided to Computershare and such delegation will not affect the liability of Computershare under the Depositary Agreement.

(K)
COLT S.A. is to pay, an annual fee and Computershare is entitled to recover reasonable out of pocket fees and expenses. Computershare shall consult with COLT S.A. with respect to any fees and expenses it proposes to charge to any Holder (as defined in the Deed Poll) under clause 10.1 thereof.

(L)
COLT S.A. will indemnify Computershare from and against all Loss (as defined in the Depositary Agreement) suffered by Computershare as a result of or in connection with the proper performance of its obligations under the Depositary Agreement.

(M)
The aggregate liability of the parties under the Depositary Agreement will not exceed five times the fees payable to Computershare under the Depositary Agreement in any 12 month claim.

PART XI

HISTORICAL FINANCIAL INFORMATION RELATING TO COLT TELECOM GROUP S.A.

(A)
Accountant's report on the historical financial information relating to COLT Telecom Group S.A. as at 13 April 2006

The Directors
COLT Telecom Group S.A.
Kansallis House
Place de l'Etoile
L-1479 Luxembourg

The Directors
COLT Lux Finance S.à r.l.
Kansallis House
Place de l'Etoile
L-1479 Luxembourg

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London
EC2N 2DB

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London
E14 4QA

5 May 2006

Dear Sirs

COLT Telecom Group S.A. (the "Company")

We report on the financial information set out in Part B of Part XI of this prospectus. This financial information has been prepared for inclusion in the prospectus dated 5 May 2006 (the "document") of the Company on the basis of the accounting policies set out in note 2 to the financial information. This report is required by item 20.1 of Annex I to the PD Regulation and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors are responsible for preparing the financial information on the basis of preparation set out in note 2 to the financial information and in accordance with Luxembourg applicable generally accepted accounting principles ("Luxembourg GAAP").

It is our responsibility to form an opinion as to whether the financial information gives a true and fair view, for the purposes of the prospectus, and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the prospectus dated 5 May 2006, a true and fair view of the state of affairs of the Company as at 13 April 2006 in accordance with the accounting policies set out in note 2 and in accordance with Luxembourg GAAP.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I of the PD Regulation and item 1.2 of Annex III of the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

(B)
Historical Financial Information relating to COLT Telecom Group S.A. as at 13 April 2006 (Luxembourg GAAP)

COLT Telecom Group S.A.
(société anonyme)

Balance sheet as at 13 April 2006 (date of incorporation)
(Expressed in €)

	Notes	As at 13 April 2006
		€
ASSETS
Formation expenses	3	3,600
Current assets
Cash at bank, cheques and cash in hand		31,000

		34,600

LIABILITIES
Capital and reserves
Subscribed capital	4	31,000
Creditors	6	3,600

		34,600

The financial information on pages 105 to 107 was approved by the Board of Directors of COLT Telecom Group S.A. on 5 May 2006.

Notes to the historical financial information as at 13 April 2006 (date of incorporation)

1.     General

COLT Telecom Group S.A. (the "Company") was incorporated in Luxembourg on 13 April 2006 as a "société anonyme" subject to Luxembourg law for an unlimited period of time. The Company has its registered office at Kansallis House, Place de l'Etoile, L-1479 Luxembourg in the Grand Duchy of Luxembourg.

The objects of the Company are: participation in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or by any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licences which it will administer and exploit; it may lend or borrow with or without security, provided that any monies so borrowed may only be used for the purposes of the Company, or companies which are subsidiaries of or associated with or affiliated to the Company; in general it may undertake any operations directly or indirectly connected with these objects.

Following the acquisition of COLT Telecom Group plc, it is intended that the shares of the Company will be admitted to trading on the London Stock Exchange's market for listed securities. After such re-domicile, the Company will have to prepare consolidated accounts in accordance with the requirements of IFRS and IFRIC interpretations, as endorsed by the EU, and in accordance with the provisions of Luxembourg law.

2.     Basis of preparation and accounting policies

The financial information has been established in conformity with Luxembourg GAAP. There is no profit and loss account included in this financial information as it is presented at incorporation date.

2.1  Currency translation

The Company maintains its books and records in euro ("EUR"). The balance sheet is expressed in this currency.

Formation expenses, intangible, tangible and financial assets denominated in currencies other than EUR are translated at the historical exchange rates.

Other assets and liabilities denominated in currencies other than EUR are translated at the exchange rates prevailing at the date of the balance sheet, unless this would lead to unrealised exchange gains.

2.2  Formation expenses

Formation expenses include costs in connection with the incorporation of the Company and eventual capital increases. Formation expenses are amortised on a straight-line basis at an annual rate of 20%.

3.     Formation expenses

Formation expenses comprise incorporation fees of EUR 3,600.

In the context of its future admission to trading on the London Stock Exchange's market for listed securities, the Company will support several fees charged by service providers estimated at GBP £1,700,000 (equivalent EUR 2,452,930 at an exchange rate of 1.4429 EUR:£1 as at 13 April 2006). These fees will be recorded by the Company not before the completion date of the admission to trading and will also be amortised on a straight-line basis at an annual rate of 20%.

4.     Subscribed and authorised capital

On incorporation, the subscribed capital was represented by 24,800 fully paid-up shares of EUR 1.25 each.

On incorporation, the authorised capital was fixed at EUR 910,000,000 to be represented by 728,000,000 ordinary shares with a nominal value of EUR 1.25 each. On 28 April 2006, the Company's authorised capital was increased to EUR 1,250,000,000 represented by 1,000,000,000 ordinary shares with a nominal value of EUR 1.25 each.

5.     Legal reserve

In accordance with the relevant law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve. This requirement ceases to be necessary once the balance on the legal reserve reaches 10% of the issued share capital. The legal reserve is not available for distribution to the shareholders.

6.     Creditors

As at 13 April 2006
€
Trade creditors	3,600

Total creditors	3,600

All creditors are due within less than one year.

7.     Tax status

The Company is subject to the general taxation regulations applicable to parent companies in Luxembourg.

8.     Post balance sheet events

On 24 April 2006, three new subsidiaries of the Company were incorporated. The Company invested GBP £100 in 100 ordinary shares at par in each of COLT Telecom (Gibraltar) 1 Limited ("Gib 1") and COLT Telecom (Gibraltar) 3 Limited. Gib 1 set up a new subsidiary called COLT Telecom (Gibraltar) 2 Limited and invested GBP £100 in 100 ordinary shares at par in that company.

On 27 April 2006, the Company also invested EUR 25,000 in 1000 ordinary shares of €25 each at par of COLT Lux Holding S.à r.l., a newly incorporated entity. COLT Lux Holding S.à r.l. set up two new subsidiaries called COLT Lux Finance S.à r.l. ("CLF") and COLT Lux Group Holding S.à r.l. and invested EUR 12,500 (500 ordinary shares of €25 at par) in each of those companies.

Following its investment in the subsidiaries described above, the remaining cash balance of the Company was €5,712.

On 5 May 2006, FMR Corp. ("FMR") and Fidelity International Limited ("FIL") entered into a loan facility agreement (the "Loan Facility") with CLF under which they agreed to make GBP £100 million available to CLF for the purpose of making a loan to COLT Telecom Group plc to enable it to redeem its 2% Senior Convertible Notes due in April 2007 before the effective date of the Scheme of Arrangement. CLF may only utilise the facility once certain conditions precedent have been satisfied.

The rate of interest is 5.75 per cent. per annum which accrues from the date that CLF draws on the facility until the loan is repaid. A commitment fee is payable to FMR and FIL at a rate of 0.25 per cent. per annum on the undrawn amount of each of their commitments from the date on which notice to redeem COLT's 2% Senior Convertible Notes is given until the closing date of the Open Offer (expected to be 30 June 2006).

The amount drawn under the Loan Facility may be discharged in full upon the transfer of such number of Open Offer Shares as have a value equal to each of FMR's and FIL's relevant participation in the Loan Facility. Otherwise the loan is repayable in full in cash on 4 April 2007.

 PART XII

HISTORICAL FINANCIAL INFORMATION RELATING TO THE COLT GROUP

(A)
Accountant's report on the historical financial information relating to the COLT Group for the years ended 31 December 2005 and 31 December 2004

The Directors
COLT Telecom Group S.A.
Kansallis House
Place de l'Etoile
L-1479 Luxembourg

The Directors
COLT Lux Finance S.à r.l.
Kansallis House
Place de l'Etoile
L-1479 Luxembourg

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London
EC2N 2DB

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London
E14 4QA

5 May 2006

Dear Sirs

COLT Telecom Group plc and its subsidiaries (together the "COLT Group")

We report on the financial information set out in Part B of Part XII of this Prospectus. This financial information has been prepared for inclusion in the prospectus dated 5 May 2006 (the "document") of COLT Telecom Group S.A. on the basis of the accounting policies set out in note 1 to the financial information. This report is required by item 20.1 of Annex I to the PD Regulation and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors are responsible for preparing the financial information on the basis of preparation set out in note 1 to the financial information and in accordance with International Financial Reporting Standards.

It is our responsibility to form an opinion as to whether the financial information gives a true and fair view, for the purposes of the prospectus, and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the COLT Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the prospectus dated 5 May 2006, a true and fair view of the state of affairs of the COLT Group as at 31 December 2005 and 2004 and of its losses, cash flows and recognised income and expense for the two years ended 31 December 2005 in accordance with the basis of preparation set out in note 1 and in accordance with International Financial Reporting Standards as described in note 1.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I of the PD Regulation and item 1.2 of Annex III of the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

(B)
Historical financial information relating to the COLT Group for the years ended 31 December 2005 and 31 December 2004 (IFRS)

The financial information on the COLT Group in Part B of this Part XII does not constitute statutory accounts of COLT within the meaning of section 240 of the Companies Act.

Consolidated income statements

		Year ended 31 December
	Notes	2005 Before exceptional items	2005 Exceptional items	2005 After exceptional items	2004
		£m	£m	£m	£m
Revenue	2	1,245.5	–	1,245.5	1,218.6
Cost of sales
Interconnection and network		(814.2)	–	(814.2)	(813.7)
Network depreciation		(195.2)	(229.7)	(424.9)	(192.0)

		(1,009.4)	(229.7)	(1,239.1)	(1,005.7)

Gross profit (loss)		236.1	(229.7)	6.4	212.9
Operating expenses
Selling, general and administrative		(257.9)	–	(257.9)	(248.7)
Other depreciation and amortisation		(32.3)	(17.5)	(49.8)	(28.5)

		(290.2)	(17.5)	(307.7)	(277.2)

Operating loss		(54.1)	(247.2)	(301.3)	(64.3)
Other income (expense)
Interest receivable		11.6	–	11.6	21.0
Interest payable and similar charges	6	(46.2)	–	(46.2)	(66.8)
Profit on repurchase of debt		0.3	–	0.3	0.2
Exchange loss		(0.3)	–	(0.3)	–

		(34.6)	–	(34.6)	(45.6)

Loss before taxation	3	(88.7)	(247.2)	(335.9)	(109.9)
Taxation	8	–	–	–	–

Loss for the year		(88.7)	(247.2)	(335.9)	(109.9)

Basic and diluted loss per share	9	£(0.06)	£(0.16)	£(0.22)	£(0.07)

Details of exceptional items are provided in note 7.

Consolidated statements of recognised income and expense

		Year ended 31 December
	Notes	2005	2004
		£m	£m
Loss for the year		(335.9)	(109.9)
Net exchange adjustments offset in reserves	14	(9.6)	(0.8)
Revaluation of warrants	14	(0.1)	(0.7)

Total recognised loss for the year		(345.6)	(111.4)

Consolidated balance sheets

		At 31 December
	Notes	2005	2004
		£m	£m
ASSETS
Non-current assets
Intangible assets	10	38.9	65.8
Property, plant and equipment	11	834.2	1,197.0

Total non-current assets		873.1	1,262.8

Current assets
Trade and other receivables	12	238.5	247.6
Cash and cash equivalents	13	225.3	452.7

Total current assets		463.8	700.3

Total assets		1,336.9	1,963.1

EQUITY
Capital and reserves
Share capital		2,355.7	2,354.4
Other reserves		23.7	31.0
Retained earnings	14	(2,039.5)	(1,703.6)

Total equity	14	339.9	681.8

LIABILITIES
Non-current liabilities
Financial liabilities
Convertible debt	21	224.0	382.3
Non-convertible debt	21	351.8	363.4
Provisions	16	35.7	48.7

Total non-current liabilities		611.5	794.4

Current liabilities
Financial liabilities
Non-convertible debt	21	–	81.7
Loan finance	21	10.3	–
Trade and other payables	15	375.2	405.2

Total current liabilities		385.5	486.9

Total liabilities		997.0	1,281.3

Total equity and liabilities		1,336.9	1,963.1

The financial information on pages 110 to 145 was approved by the Board of Directors of
COLT Telecom Group S.A. on 5 May 2006.

Consolidated cash flow statements

		Year ended 31 December
	Notes	2005	2004
		£m	£m
Net cash generated from operating activities	17	156.2	140.6
Cash flows from investing activities
Purchase of non-current assets		(126.3)	(129.4)
Proceeds from the disposal of non-current assets		1.4	4.7

Net cash used in investing activitities		(124.9)	(124.7)
Cash flows from financing activities
Interest paid, finance costs and similar charges		(35.5)	(45.9)
Interest received		11.2	20.5
Issue of ordinary shares		1.0	0.6
Loan finance		10.3	–
Redemption of debt		(238.3)	(335.3)

Net cash used in financing activities		(251.3)	(360.1)

Net movement in cash and cash equivalents		(220.0)	(344.2)
Cash and cash equivalents at beginning of period		452.7	802.4
Effect of exchange rate changes on cash and cash equivalents		(7.4)	(5.5)

Cash and cash equivalents at end of period	13	225.3	452.7

Notes to the financial statements

1      Basis of Presentation and Principal Accounting Policies

COLT Telecom Group plc ("COLT") together with its subsidiaries is referred to as "the COLT Group". The COLT Group's financial statements consolidate the financial statements of COLT and its subsidiaries as at and for the two years ended 31 December 2005.

Accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of accounting

The financial statements of the COLT Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IFRIC interpretations as endorsed by the EU and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The COLT Group's previous financial information was presented under UK Generally Accepted Accounting Principles ("UK GAAP"). The transition to IFRS necessitates the restatement of previously reported UK GAAP results, balance sheets, and cash flow statements on and since 1 January 2004, in order to provide comparative data for the 2005 financial statements. Hence as permitted by IFRS 1, the 2004 comparative information has been restated taking advantage of the following transitional exemptions:

•
Business combinations prior to the transition date of 1 January 2004 have not been restated.

•
COLT has elected to adopt recognition and measurement criteria requirements only to share based payments granted after 7 November 2002 that had not vested by 1 January 2005.

•
The COLT Group has reset the cumulative translation differences for all foreign operations to £nil as at 1 January 2004.

The COLT Group has elected to comply with IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" with effect from 1 January 2004.

Accounting policies and presentation applied are therefore not consistent with those applied in preparing the COLT Group's financial statements for the year ended 31 December 2004 due to the transition from UK GAAP to IFRS. The main differences between UK GAAP and IFRS which affect the COLT Group's balance sheet as at 1 January 2004 and 31 December 2004, together within its income statement for the year ended 31 December 2004, are set out in note 26.

Certain new accounting standards and IFRIC interpretations have been published and are mandatory for accounting periods beginning on or after 1 January 2006. Management assessed the relevance of the following amendments and interpretations with respect to the COLT Group's operations and concluded that they are not relevant to the COLT Group's operations or are not expected to have significant impact on the COLT Group's consolidated financial statements.

•
IAS 19 (Amendment), Employee benefits

•
IAS 21 (Amendment), Effects of changes in foreign exchange rates

•
IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions

•
IAS 39 (Amendment), The Fair Value Option

•
IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts

•
IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards

•
IFRS 4 Insurance contracts

•
IFRS 6 Exploration for and Evaluation of Mineral Resources

•
IFRIC 4 Determining whether an Asset Contains a Lease

•
IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

•
IFRIC 6 Liabilities arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. The estimates described in section 2.13 of Part VII "Operating and Financial Review" are considered to be important to the COLT Group's financial condition and results and involve a higher degree of judgement and complexity.

The consolidated financial statements have been prepared under the historical cost convention.

A summary of the more important COLT Group accounting policies is set out below.

Basis of consolidation

The consolidated financial statements include those of COLT and all of its subsidiary undertakings. Subsidiary undertakings are those entities controlled directly or indirectly by COLT. Control arises when COLT has the ability to direct the financial and operating policies of an entity so as to obtain benefits from its activities.

Foreign currency transactions and translation

Transactions denominated in foreign currencies are translated in their functional currency at the exchange rate prevailing at the time of the transaction. Monetary assets and liabilities are translated at the period end rate and taken to the consolidated income statement. Exchange differences arising from the re-translation of the opening net assets of foreign subsidiaries, denominated in foreign currencies, and any related loans, together with the differences between income statements translated at average rates and rates ruling at the period end are taken directly to the translation reserve.

Revenue

Revenue represents amounts earned for telecommunication services provided to customers (net of value added tax, discounts and intercompany revenue).

Contracted income invoiced in advance for fixed periods is recognised as revenue in the period of actual service provision. Installation fees are recognised in the consolidated income statement over the expected length of the customer relationship period.

Revenue attributable to infrastructure sales in the form of indefeasible rights-of-use ("IRUs") with characteristics which qualify the transaction as an outright sale, or transfer of title agreements, are recognised at the time of delivery and acceptance by the customer. Proceeds from the sale of infrastructure qualify as revenue where the infrastructure was designated as built for resale at the outset and where the associated costs of construction have been classified as inventory for future sale. Where the infrastructure was not designated for resale and was classified as tangible non-current assets, the proceeds from these infrastructure sales are recorded net of costs as a gain or loss on the disposal of a non-current asset.

Charges to customers for services provided through the COLT Group network where the COLT Group is deemed to be acting as agent are reported net of service providers' charges to the COLT Group.

Cost of sales

Cost of sales includes payments made to other carriers, depreciation of network infrastructure and equipment, direct network costs and construction costs associated with infrastructure sales.

Operating leases

Costs in respect of operating leases are charged on a straight-line basis over the lease term. Operating lease incentives are recognised as a reduction in the rental expense over the lease term.

Intangible assets

Intangible assets are stated at cost less accumulated amortisation and any accumulated impairment losses. Goodwill was amortised to 1 January 2004 (being the date of transition to IFRS). From 1 January 2004 the amortisation was frozen and goodwill subject to an annual impairment review.

Goodwill

Goodwill arises on the purchase of subsidiary undertakings and represents the excess of the fair value of purchase consideration over the fair value of assets acquired.

Other intangible assets

Intangible assets purchased separately, such as software that does not form an integral part of related hardware, are capitalised at cost. Amortisation is calculated to write off the cost of intangible fixed assets on a straight-line basis over their expected economic lives as follows:

Software assets 20%–33% per annum

Goodwill is considered to have an indefinite life.

Property, plant and equipment

Property, plant and equipment is recorded at historical cost less accumulated depreciation and any accumulated impairment losses. Network infrastructure and equipment comprises assets purchased and built, at cost, together with capitalised labour which is directly attributable to the cost of construction.

Depreciation is calculated to write off the cost of tangible fixed assets on a straight-line basis over their expected economic lives as follows:

Network infrastructure and equipment	5%–20% per annum
Office computers, equipment, fixtures and fittings and vehicles	10%–33% per annum

Depreciation of network infrastructure and equipment commences from the date it becomes operational. Borrowing costs related to the purchase of fixed assets are not capitalised.

The assets' useful lives are reviewed and adjusted if appropriate at each balance sheet date.

Impairment

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The recoverable amount of the cash generating unit to which the goodwill relates is tested annually for impairment or when events or changes in circumstances indicate that it might be impaired. The carrying values of property, plant and equipment and intangible assets other than goodwill are reviewed for impairment only when events indicate the carrying value may be impaired.

In an impairment test, the recoverable amount of the cash-generating unit or asset is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of fair value less costs to sell and the value in use to the COLT Group. An impairment loss is recognised to the extent that the carrying value exceeds the recoverable amount.

Licences

Annual amounts payable for telecommunications licences have been expensed as incurred.

Deferred taxation

Deferred tax is provided on all temporary differences that arise between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base which result in an obligation at the balance sheet date, to pay more tax, or a right to pay less tax, at a future date, at rates that are expected to apply when the obligation crystallises, based on current tax rates and laws enacted or substantially enacted at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as probable that they will be recovered in the foreseeable future. Deferred tax is measured on a non-discounted basis.

Property provisions

The COLT Group provides for obligations relating to excess leased space in its properties. The provisions represent the net present value of the future estimated costs and the unwinding of the discount is included within the interest charge for the year.

Financial instruments

Cash and cash equivalents

For the purpose of preparation of the cash flow statement, cash and cash equivalents includes cash at bank and in hand, and short-term deposits with a maturity period of five working days. Interest income receivable on cash and cash equivalents is recognised as it is earned.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds, net of transaction costs, and the redemption value is recognised in the income statement over the period of the borrowings using the constant rate method.

The change in fair value of the COLT Group's Euro denominated borrowings relating to the movement of the euro to Sterling exchange rate is treated as a hedge of net assets of the COLT Group's euro denominated subsidiaries. Foreign exchange gains and losses on the COLT Group's euro denominated borrowings are taken directly to the translation reserve to the extent that the hedge is effective.

Employee benefits

Pension schemes

The COLT Group operates a number of defined contribution pension schemes through its subsidiaries. Pension costs are charged to the income statement on an accruals basis in the period in which contributions are payable to the schemes.

Share-based payments

The cost of share-based employee compensation arrangements, whereby employees receive remuneration in the form of shares or share options, is recognised as an employee benefit expense in the income statement.

The total expense is apportioned over the vesting period of the benefit and is determined by reference to the fair value at the grant date of the shares or share options awarded and the number that are expected to vest. The assumptions underlying the number of awards expected to vest are subsequently adjusted to reflect conditions prevailing at the balance sheet date. At the vesting date of an award, the cumulative expense is adjusted to take account of the awards that actually vest.

2      Segmental reporting

Primary reporting format—geographic segments

The COLT Group operates in a single business segment, telecommunications, and is managed on a geographical basis. The reported segments are Germany, Strategic Markets, UK and France. Strategic Markets comprises Austria, Belgium, Denmark, Ireland, Italy, The Netherlands, Portugal, Spain, Sweden and Switzerland.

Revenue from the single business segment is attributed between geographical areas and is classified as Switched, Non-switched, and Other. Switched revenue comprises services including the transmission of voice, data or video through a switching centre. Non-switched revenue includes managed and non-managed network services, bandwidth services and voice traffic which is delivered in a digital form (IP Voice). Switched revenue has been voluntarily further split between carrier and non-carrier. Carrier revenue includes switched services provided wholesale to other licenced operators, and non-carrier revenue is all other switched revenue.

Additionally, the COLT Group has voluntarily disclosed revenue split by Corporate and Wholesale customers. Wholesale turnover includes services to other telecommunications carriers, resellers and internet service providers (ISPs). Corporate turnover includes services to corporate and government accounts.

Inter-segment revenue transactions are carried out at an arm's length price. Costs are allocated to segments using appropriate allocation factors.

The accounting policies adopted by each segment are described in note 1.

The information in the table below is based on the location where the assets are located which is not materially different from the location of the customer.

Year ended 31 December 2005	Germany	Strategic Markets	UK	France	Corporate and eliminations	Consolidated
	£m	£m	£m	£m	£m	£m
Revenue
Carrier	149.4	142.8	43.9	26.5	(101.0)	261.6
Non-carrier	229.4	111.9	84.8	66.8	–	492.9

Total switched	378.8	254.7	128.7	93.3	(101.0)	754.5
Non-switched	143.9	191.7	125.7	77.0	(48.6)	489.7
Other	–	1.3	–	–	–	1.3
Inter-segment sales	(50.5)	(72.8)	(15.2)	(11.1)	149.6	–

Total revenue	472.2	374.9	239.2	159.2	–	1,245.5

Result
Operating loss before exceptional items	(21.2)	(12.8)	(17.7)	(2.4)	–	(54.1)
Exceptional items (note 7)	–	(99.9)	(46.8)	(100.5)	–	(247.2)

Operating loss after exceptional items	(21.2)	(112.7)	(64.5)	(102.9)	–	(301.3)
Interest receivable	0.6	0.7	0.1	–	10.2	11.6
Interest payable and similar charges	(1.0)	(0.6)	(0.3)	–	(44.3)	(46.2)
Profit on repurchase of debt	–	–	–	–	0.3	0.3
Exchange loss	(0.3)	–	–	–	–	(0.3)

Loss before and after taxation	(21.9)	(112.6)	(64.7)	(102.9)	(33.8)	(335.9)

Segment assets	481.6	295.5	245.1	113.4	201.3	1,336.9

Segment liabilities	128.7	144.1	47.3	77.9	599.0	997.0

Other segment items
Capital expenditure
Intangible non-current assets	0.1	1.2	1.1	0.3	15.4	18.1
Tangible non-current assets	20.5	43.7	21.2	17.9	1.2	104.5

	20.6	44.9	22.3	18.2	16.6	122.6

Depreciation and amortisation
Intangible non-current assets	4.3	3.6	4.5	0.8	11.5	24.7
Tangible non-current assets	68.0	50.9	54.0	27.8	2.1	202.8

	72.3	54.5	58.5	28.6	13.6	227.5

Year ended 31 December 2004	Germany	Strategic Markets	UK	France	Corporate and eliminations	Consolidated
	£m	£m	£m	£m	£m	£m
Revenue
Carrier	154.2	139.2	40.4	15.4	(85.1)	264.1
Non-carrier	219.6	96.3	103.0	64.1	–	483.0

Total switched	373.8	235.5	143.4	79.5	(85.1)	747.1
Non-switched	140.7	176.2	121.2	75.0	(44.6)	468.5
Other	1.3	1.7	0.1	–	(0.1)	3.0
Inter-segment sales	(40.9)	(62.9)	(18.0)	(8.0)	129.8	–

Total revenue	474.9	350.5	246.7	146.5	–	1,218.6

Result
Operating loss by geographical segment	(23.0)	(19.7)	(18.5)	(3.1)	–	(64.3)
Interest receivable	0.6	0.5	0.6	–	19.3	21.0
Interest payable and similar charges	(0.7)	(0.6)	(0.2)	–	(65.3)	(66.8)
Profit on repurchase of debt	–	–	–	–	0.2	0.2
Exchange loss	(0.1)	(0.1)	0.2	–	–	–

Loss before and after taxation	(23.2)	(19.9)	(17.9)	(3.1)	(45.8)	(109.9)

Segment assets	543.3	424.4	336.9	238.4	420.1	1,963.1

Segment liabilities	130.5	154.5	103.9	52.8	839.6	1,281.3

Other segment items
Capital expenditure
Intangible non-current assets	0.1	1.7	1.2	0.4	12.6	16.0
Tangible non-current assets	31.9	41.0	29.0	13.6	1.6	117.1

	32.0	42.7	30.2	14.0	14.2	133.1

Depreciation and amortisation
Intangible non-current assets	3.8	2.1	2.7	1.4	7.3	17.3
Tangible non-current assets	73.1	42.5	54.2	26.8	6.6	203.2

	76.9	44.6	56.9	28.2	13.9	220.5

Voluntary disclosures

Segmental analysis by customer type for the year ended 31 December 2005:

	Corporate	Wholesale	Total
	£m	£m	£m
Carrier	–	261.6	261.6
Non-carrier	325.6	167.3	492.9

Total switched	325.6	428.9	754.5
Non-switched	390.7	99.0	489.7
Other	1.1	0.2	1.3

Total revenue	717.4	528.1	1,245.5

Segmental analysis by customer type for the year ended 31 December 2004:

	Corporate	Wholesale	Total
	£m	£m	£m
Carrier	–	264.1	264.1
Non-carrier	336.1	146.9	483.0

Total switched	336.1	411.0	747.1
Non-switched	363.0	105.5	468.5
Other	2.9	0.1	3.0

Total revenue	702.0	516.6	1,218.6

3      Loss before taxation

The following items have been included in arriving at loss before taxation:

	Year ended 31 December
	2005	2004
	£m	£m

Staff costs (note 5)	221.2	210.6
Amortisation of intangible assets	24.7	17.3
Depreciation of property, plant and equipment	202.8	203.2
Impairment of intangible assets	17.5	–
Impairment of property, plant and equipment	229.7	–
Other operating lease rentals payable
Property	27.2	29.7
Plant and equipment	75.2	73.0

Services provided by the COLT Group's auditors and network of firms:

	Year ended 31 December
	2005	2004
	£m	£m
Audit services
Statutory audit	1.2	0.9
Other assurance services	0.3	0.2
Tax services
Compliance services	0.4	0.6
Advisory services	0.1	0.1
Other services not covered above	–	0.2

	2.0	2.0

Tax services—compliance services include all fees relating to ensuring that the COLT Group is fully compliant with all aspects of tax legislation.

Tax services—advisory services includes all other tax fees. All tax fees were incurred in the UK in both 2004 and 2005.

4      Directors

	Year ended 31 December
	2005	2004
	£m	£m

Aggregate emoluments	1.9	1.9

	1.9	1.9

The Directors consider that only the Board of Directors has the authority and responsibility for planning, directing and controlling the activities of the COLT Group and therefore there are no other key management personnel.

The table below sets out details of the remuneration received by individuals during 2005 while they were a Director of COLT.

Name	Salary/ Fee	Bonus	Other Cash	Benefits(1)	Total	Pension
	£'000	£'000	£'000	£'000	£'000	£'000
Andreas Barth(2)	30.0	—	—	—	30.0	—
Barry Bateman(3)	—	—	—	—	—	—
Antony Bates	325.0	316.9	—	2.6	644.5	58.5
Jean-Yves Charlier(4)	400.0	544.0	—	5.1	949.1	56.0
Vincenzo Damiani(2)	35.0	—	—	—	35.0	—
Hans Eggerstedt(2)	35.0	—	—	—	35.0	—
Gene Gabbard(2)	32.3	—	—	—	32.3	—
Robert Hawley(2)	40.0	—	—	—	40.0	—
Timothy Hilton(3)	—	—	—	—	—	—
John Remondi(3)	—	—	—	—	—	—
Frans van den Hoven(2)	32.7	—	—	—	32.7	—
Richard Walsh(3)	—	—	—	—	—	—

Total	930.0	860.9	—	7.7	1,798.6	114.5

(1)
This figure includes, as appropriate, housing benefit, private health insurance and other similar benefits.

(2)
£15,000 of the fees paid to each non-executive Director was in the form of COLT shares acquired in the open market.

(3)
Barry Bateman, Timothy Hilton, John Remondi and Richard Walsh are employed by Fidelity International Limited and FMR Corp. respectively. They receive no remuneration from Fidelity International Limited or FMR Corp. attributable to their duties for COLT and, as set out in their letters of appointment, receive no remuneration from COLT either.

(4)
Jean-Yves Charlier's services as Chief Executive Officer are provided under a secondment agreement with Fidelity International Limited and Fidelity Investment Management Limited under which all the remuneration attributable to his duties to COLT as Chief Executive Officer is paid for by COLT.

The table below sets out details of the remuneration received by individuals during 2004 while they were a Director of COLT.

Name	Salary/Fee	Bonus	Other Cash	Benefits(1)	Total	Pension
	£'000	£'000	£'000	£'000	£'000	£'000
Steven Akin(2)	145.2	217.9	—	110.9	474.0	10.8
Andreas Barth(3)	30.0	—	—	—	30.0	—
Barry Bateman(4)	—	—	—	—	—	—
Antony Bates(5)	216.6	340.0	200.0	1.6	758.2	39.0
Jean-Yves Charlier(6)	133.3	195.0	—	1.6	329.9	18.7
Paul Chisholm(3)	30.0	—	—	—	30.0	—
James Curvey(3)	30.0	—	—	—	30.0	—
Vincenzo Damiani(3)	35.0	—	—	—	35.0	—
Hans Eggerstedt(3)	34.3	—	—	—	34.3	—
Robert Hawley(3)	35.0	—	—	—	35.0	—
Timothy Hilton(4)	—	—	—	—	—	—
Mark Jenkins	15.9	—	—	0.7	16.6	2.8
John Remondi	—	—	—	—	—	—
Frans van den Hoven(3)	35.0	—	—	—	35.0	—

Total	740.3	752.9	200.0	114.8	1,808.0	71.3

(1)
This figure includes, as appropriate, housing benefit, private health insurance and other similar benefits.

(2)
Steven Akin is employed by FMR Corp. and his services as Chief Executive were provided under a secondment agreement with FMR Corp. under which all of the remuneration attributable to his duties to COLT as Chief Executive were paid for by COLT. Between 3 August 2004 and 31 December 2004, while a non-executive

  Director of COLT he received no remuneration from FMR Corp. attributable to his duties for COLT and has waived his entitlement to Directors' fees of £10,000.

(3)
£15,000 of the fees paid to each non-executive Director was in the form of COLT shares acquired in the open market.

(4)
Barry Bateman and Timothy Hilton are employed by Fidelity International Limited and FMR Corp. respectively. They receive no remuneration from Fidelity International Limited or FMR Corp. attributable to their duties for COLT and, as set out in their letters of appointment, receive no remuneration from COLT either.

(5)
The other cash payment is relocation costs.

(6)
Jean-Yves Charlier's services as Chief Executive are provided under a secondment agreement with Fidelity International Limited and Fidelity Investment Management Limited under which all the remuneration attributable to his duties to COLT as Chief Executive is paid for by COLT.

Directors' share options

The tables below set out details of options under each of COLT's share option plans held by the Directors of COLT.

Year ended 31 December 2005

The closing mid-point price of COLT's ordinary shares on 31 December 2005 was £0.56 per share and the range during the year was £0.46 to £0.67 per share.

COLT Option Plan

Name	1 Jan 2005	Granted	Exercised	Lapsed	31 Dec 2005	Date of exercise	Market value	Option exercise price per share	Usual date from which first exercisable(1)(2)	Usual expiry date
Antony Bates	500,000	—	—	—	500,000	—	—	0.7667	4 May 2007 to 4 May 2009	4 May 2014

Jean-Yves Charlier	800,000	—	—	—	800,000	—	—	0.3800	31 Aug 2007 to 31 Aug 2009	31 Aug 2014

Vincenzo Damiani	40,000	—	—	—	40,000	—	—	0.4800	29 Jul 2003 to 29 Jul 2007	29 Jul 2012

Robert Hawley	68,060	—	—	—	68,060	—	—	7.4940	25 Nov 1999 to 25 Nov 2003	25 Nov 2008

Frans van den Hoven	16,000 16,000 16,000	— — —	— — —	— — —	16,000 16,000 16,000	— — —	— — —	8.5000 29.0000 14.8600	17 Dec 1996 to 17 Dec 2000 17 Dec 1996 to 17 Dec 2000 17 Dec 1996 to 17 Dec 2000	17 Dec 2006 17 Dec 2006 17 Dec 2006

	48,000	—	—	—	48,000

COLT Special Stock Grant

Name	1 Jan 2005	Granted	Exercised	Lapsed	31 Dec 2005	Option exercise price per share	Usual date of vesting(2)
Antony Bates	—	4,000,000	—	—	4,000,000	0.495	24 Mar 2010

Jean-Yves Charlier	—	6,000,000	—	—	6,000,000	0.495	24 Mar 2010

To qualify for an award under the COLT Special Stock Grant both Directors were required to purchase the following number of ordinary shares in COLT at market value:

Antony Bates	160,000 shares
Jean-Yves Charlier	240,000 shares

Such shares form part of their total holdings.

COLT Deferred Bonus Plan

Name	1 Jan 2005	Granted	Exercised	Lapsed	31 Dec 2005	Usual date of vesting(2)
Antony Bates	50,000	—	—	—	50,000	26 Oct 2007

Jean-Yves Charlier	250,000	—	—	—	250,000	31 Aug 2007

COLT Savings-Related Scheme

There are no directors in the COLT Savings-Related Scheme scheme.

(1)
In the case of options granted under the COLT Option Plan before July 2003, usually 20% of the shares under option become exercisable on each of the five anniversaries following the grant date. In the case of options granted since July 2003, usually 50% of the shares under option become exercisable on the third anniversary of the grant date and 25% of the shares under option become exercisable on each of the fourth and fifth anniversaries of the grant date. In certain circumstances, including the death of the option holder, options may become exercisable earlier.

(2)
Usually an option over shares is exercisable, or vests, only if a performance condition is met. For all grants of options made during 2005, a performance condition was applied based upon the achievement of a performance metric based on Profit Before Tax.

Year ended 31 December 2004

The closing mid-point price of COLT's ordinary shares on 31 December 2004 was £0.465 per share and the range during the year was £0.3625 to £1.3037 per share.

COLT Option Plan

Name	1 Jan 2004	Granted	Exercised	Lapsed	31 Dec 2004	Date of exercise	Market value	Option exercise price per share	Usual date from which first exercisable(1)(2)	Usual expiry date
Steven Akin(3)	500,000 150,000	— —	— —	— 150,000	500,000 —			0.4800 0.7692	29 Jul 2003 to 29 Jul 2007 28 Jul 2006 to 28 Jul 2008	29 Jul 2012 28 Jul 2013

	650,000	—	—	150,000	500,000

Antony Bates	—	500,000	—	—	500,000			0.7667	4 May 2007 to 4 May 2009	4 May 2014

Jean-Yves Charlier	—	800,000	—	—	800,000			0.3800	31 Aug 2007 to 31 Aug 2009	31 Aug 2014

Paul Chisholm(4)	5,100,000 400,000	— —	500,000 —	— —	4,600,000 400,000	25 Feb 04	1.1300	0.6875 1.7000	17 Dec 1997 to 17 Dec 2001 15 Dec 1998 to 15 Dec 2002	17 Dec 2006 15 Dec 2007

	5,500,00	—	500,000	—	5,000,000

Vincenzo Damiani	40,000	—	—	—	40,000			0.4800	29 Jul 2003 to 29 Jul 2007	29 Jul 2012

Robert Hawley	68,060	—	—	—	68,060			7.4940	25 Nov 1999 to 25 Nov 2003	25 Nov 2008

Mark Jenkins(5)	160,000 20,000 20,000 20,000	— — — —	— — 8,000 4,000	160,000 20,000 12,000 16,000	— — — —	25 Mar 04 25 Mar 04	0.9525 0.9525	6.6000 13.3700 0.4125 0.4800	4 Aug 1999 to 4 Aug 2003 27 Feb 2002 to cliff vest 26 Feb 2003 to 26 Feb 2007 29 Jul 2003 to 29 Jul 2007	4 Aug 2008 27 Feb 2011 26 Feb 2012 29 Jul 2012

	220,000	—	12,000	208,000	—

Frans van den Hoven	16,000 16,000 16,000	— — —	— — —	— — —	16,000 16,000 16,000			8.5000 29.0000 14.8600	17 Dec 1996 to 17 Dec 2000 17 Dec 1996 to 17 Dec 2000 17 Dec 1996 to 17 Dec 2000	17 Dec 2006 17 Dec 2006 17 Dec 2006

	48,000	—	—	—	48,000

Option Plan—Past Directors
Peter Manning(6)	500,000	—	—	—	500,000			0.4125	26 Feb 2003	31 Dec 2005

COLT Deferred Bonus Plan

Name	1 Jan 2004	Granted	Exercised	Lapsed	31 Dec 2004	Usual date of vesting(2)
Antony Bates	—	50,000	—	—	50,000	26 Oct 2007

Jean-Yves Charlier	—	250,000	—	—	250,000	31 Aug 2007

Mark Jenkins(5)	1,685	—	—	1,685	—	27 Feb 2004

COLT Savings-Related Scheme

Name	1 Jan 2004	Granted	Exercised	Lapsed	31 Dec 2004	Option exercise price per share	Usual date from which first exercisable	Usual expiry date
Mark Jenkins(5)	18,000	—	—	18,000	—	0.4000	1 Mar 2006	1 Aug 2006

(1)
In the case of options granted under the COLT Option Plan before July 2003, usually 20% of the shares under option become exercisable on each of the five anniversaries following the grant date. In the case of options granted since July 2003, usually 50% of the shares under option become exercisable on the third anniversary of the grant date and 25% of the shares under option become exercisable on each of the fourth and fifth anniversaries of the grant date. In certain circumstances, including the death of the option holder, options may become exercisable earlier.

(2)
Usually an option over shares is exercisable, or vests, only if a performance condition is met. For all grants of options made during 2004, a performance condition was applied based upon the achievement of a performance metric consisting of two elements. The first element is that the cumulative free cash flow over the three years to the end of 2006 must reach a certain level. The second element is that COLT must attain a targeted cumulative revenue cash flow over the three years to the end of 2006. Achievement of the first element will result in 50% of the option vesting, while achievement of the second element will result in the vesting of the remaining 50%.

(3)
Steven Akin resigned as a Director on 31 December 2004 having returned to FMR Corp. at the end of his secondment. These options will remain exercisable until the usual expiry date or the date he leaves the employment of FMR Corp., whichever is the earlier.

(4)
Paul Chisholm resigned as a Director on 31 December 2004. These options will remain exercisable until the usual expiry date.

(5)
Mark Jenkins resigned as a Director on 29 February 2004. All options over shares have lapsed.

(6)
Peter Manning resigned as a Director on 25 July 2002. The terms of this option were varied such that it vested on 26 February 2003 and was exercisable until 31 December 2005. All other options over shares have lapsed.

5      Employee information

Average monthly number of people (including executive Directors) employed by the COLT Group:

	Year ended 31 December
	2005	2004
By category:
Operations and technology	2,524	2,527
Sales and marketing	932	928
Administration	614	580

	4,070	4,035

	Year ended 31 December
	2005	2004
By geography:
Germany	1,021	1,165
Strategic Markets	1,097	1,156
UK	1,129	1,201
France	422	459
India	401	54

	4,070	4,035

	Year ended 31 December
	2005	2004
	£m	£m
Employee costs (for the above persons):
Wages and salaries	191.8	185.5
Share option charge	2.7	2.1
Social security costs	30.7	31.3
Other pension costs (note 22)	11.9	9.7

	237.1	228.6
Less: employee costs capitalised	(15.9)	(18.0)

	221.2	210.6

Capitalised employee costs are included in fixed asset additions within the appropriate asset category.

6      Interest payable and similar charges

	Year ended 31 December
	2005	2004
	£m	£m

Interest and similar charges on convertible notes	17.1	30.3
Interest and similar charges on non-convertible notes	27.2	35.0
Other interest payable and similar charges	1.9	1.5

	46.2	66.8

7      Exceptional items

The COLT Group will continue to separately identify and disclose one off or unusual items (termed "exceptional items"). We believe this provides meaningful analysis of the trading results of the COLT Group and aids readers' understanding of the impact of such items. Exceptional items may not be comparable to similarly titled measures used by other companies.

During 2005, in accordance with IAS 36 "Impairment of Assets", we reviewed the book value of our fixed asset base against the future cash flows that we expect those assets to earn. We have determined that an impairment charge of £247.2m is required.

The impairment charge has been shown as an exceptional item in the income statement, allocated between network depreciation (£229.7m) and other depreciation and amortisation (£17.5m). The charge has arisen across the COLT Group, with a charge of £nil in Germany, £99.9m in Strategic Markets, £46.8m in the UK and £100.5m in France.

The impairment charge was arrived at by looking at each operating country as a separate cash generating unit. The recoverable value of each country's net assets, which is also considered to be its value in use, was computed as the present value of forecast future pre tax cash flows discounted at 13.7%. This discount rate is consistent with the rate which we used in our last impairment review. The impairment charge is the difference between the recoverable value and the book value of the assets in each country.

8      Taxation

There is no COLT Group tax charge arising in the years ended 31 December 2004 and 2005.

The tax on the COLT Group's loss before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits/losses of the consolidated companies as follows:

	Year ended 31 December
	2005	2004
	£m	£m

Loss before tax	(335.9)	(109.9)

Tax calculated at domestic tax rates applicable to profits/(losses) in the respective countries	(113.2)	(39.8)
Expenses not deductible for tax purposes	9.0	10.0
Utilisation of previously unrecognised tax losses	(12.4)	(3.6)
Tax losses for which no deferred income tax asset was recognised	116.6	33.4

Taxation charge in income statement	–	–

The weighted average applicable tax rate was 33.7% (2004: 36.2%). The decrease is caused by a change in the profitability of the COLT Group's subsidiaries in the respective countries.

At 31 December 2005, total tax losses carried forward amounted to £957.6m (2004: £1,050.9m). At 31 December 2005, £760.4m (2004: £858.1m) of these losses are not time limited and £197.2m (2004: £192.8m) are time limited. The majority of the time limited losses must be utilised by 31 December 2009. All losses must be utilised in the country in which they arose. They remain subject to legislative provisions and to agreements with the various tax authorities in jurisdictions where the COLT Group operates.

No deferred tax asset has been recognised in the financial statements. The unprovided potential deferred tax asset is as follows:

	Year ended 31 December
	2005	2004
	£m	£m

Capital allowances less depreciation	(311.6)	(201.3)
Short term temporary differences	(45.0)	(43.5)

Potential deferred tax asset	(356.6)	(244.8)
Add tax value of losses available without time limits	(254.1)	(299.3)

Total potential deferred tax asset after addition of losses	(610.7)	(544.1)

9      Loss per share

Basic loss per share is based upon the loss after tax for each year and the weighted average number of ordinary shares in issue in the period. All potential ordinary shares issuable have an anti-dilutive effect on basic loss per share for each financial year presented, and therefore these potential shares have been excluded in the calculation of diluted loss per share.

	Year ended 31 December
	2005	2004
Loss for the year (£m)	(335.9)	(109.9)

Weighted average number of ordinary shares issued (million)	1,511.8	1,510.9

Basic and diluted loss per share	£(0.22)	£(0.07)

10   Intangible assets

	Goodwill	Software assets	Total
	£m	£m	£m
Cost
At 1 January 2004	21.4	182.1	203.5
Additions	–	16.0	16.0
Disposals	–	(8.8)	(8.8)
Exchange differences	(0.1)	0.2	0.1

At 31 December 2004	21.3	189.5	210.8
Additions	–	18.1	18.1
Disposals	–	(3.3)	(3.3)
Exchange differences	(0.4)	(3.4)	(3.8)

At 31 December 2005	20.9	200.9	221.8

Accumulated amortisation
At 1 January 2004	11.9	124.3	136.2
Charge for the year	–	17.3	17.3
Disposals	–	(8.7)	(8.7)
Exchange differences	0.1	0.1	0.2

At 31 December 2004	12.0	133.0	145.0
Charge for the year	–	24.7	24.7
Impairment	9.2	8.3	17.5
Disposals	–	(1.4)	(1.4)
Exchange differences	(0.3)	(2.6)	(2.9)

At 31 December 2005	20.9	162.0	182.9

Net book value
At 1 January 2004	9.5	57.8	67.3

At 31 December 2004	9.3	56.5	65.8

At 31 December 2005	–	38.9	38.9

Goodwill comprises purchased goodwill which arose on the acquisition of Planet SA and its subsidiary Imaginet SA (together "ImagiNet") on 15 July 1998. The goodwill was held in the France segment and was fully impaired during the year (refer to note 7).

11   Property, plant and equipment

	Network infrastructure and equipment	Computers, equipment, fixtures, fittings and vehicles	Total
	£m	£m	£m
Cost
At 1 January 2004	2,628.4	124.0	2,752.4
Additions	99.6	17.5	117.1
Disposals	(13.6)	(6.8)	(20.4)
Exchange differences	12.7	0.4	13.1

At 31 December 2004	2,727.1	135.1	2,862.2
Additions	96.5	8.0	104.5
Disposals	(11.0)	(3.6)	(14.6)
Exchange differences	(71.4)	(2.4)	(73.8)

At 31 December 2005	2,741.2	137.1	2,878.3

Accumulated depreciation
At 1 January 2004	1,363.7	102.2	1,465.9
Charge for the year	191.2	12.0	203.2
Disposals	(8.7)	(6.6)	(15.3)
Exchange differences	11.0	0.4	11.4

At 31 December 2004	1,557.2	108.0	1,665.2
Charge for the year	191.3	11.5	202.8
Impairment	229.7	–	229.7
Disposals	(7.1)	(3.5)	(10.6)
Exchange differences	(40.9)	(2.1)	(43.0)

At 31 December 2005	1,930.2	113.9	2,044.1

Net book value
At 1 January 2004	1,264.7	21.8	1,286.5

At 31 December 2004	1,169.9	27.1	1,197.0

At 31 December 2005	811.0	23.2	834.2

Included in network infrastructure and equipment at 31 December 2005 are payments on account and assets under construction of £26.4 million (2004: £32.1 million). Refer to note 7 for an explanation of the impairment charge.

12   Trade and other receivables

	At 31 December
	2005	2004
	£m	£m
Amounts falling due within one year:
Trade receivables	221.3	235.7
Provision against doubtful debts	(36.5)	(36.6)

Trade receivables—net	184.8	199.1
Other receivables	27.7	15.2
Prepayments and accrued income	14.9	18.7
VAT recoverable	11.1	14.6

	238.5	247.6

13   Cash and cash equivalents

	At 31 December
	2005	2004
	£m	£m

Cash at bank and in hand	57.4	59.4
Short term bank deposits	167.9	393.3

	225.3	452.7

Cash at bank and in hand and short term bank deposits comprised funds which the COLT Group can access without restriction within five working days. During 2005 the effective interest rate on short term deposits was 3.5% (2004: 3.3%) and at 31 December 2005 these deposits had an average maturity of one working day.

14   Statement of changes in shareholders' equity

	Ordinary shares*	Share capital**	Share premium	Shares to be issued	Translation reserve	Merger reserve	Other reserves	Retained earnings	Total equity
	No. m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2004	1,510.2	37.8	2,316.0	1.9	–	27.4	1.0	(1,593.7)	790.4
Loss for the year	–	–	–	–	–	–	–	(109.9)	(109.9)
Shares issued in the year	0.9	–	0.6	–	–	–	–	–	0.6
Shares to be issued	–	–	–	2.1	–	–	–	–	2.1
Revaluation of warrants	–	–	–	–	–	–	(0.7)	–	(0.7)
Grant of shares from Group QUEST	–	–	–	–	–	–	0.1	–	0.1
Net exchange adjustments offset in reserves	–	–	–	–	(0.8)	–	–	–	(0.8)

At 31 December 2004	1,511.1	37.8	2,316.6	4.0	(0.8)	27.4	0.4	(1,703.6)	681.8
Loss for the year	–	–	–	–	–	–	–	(335.9)	(335.9)
Shares issued in the year	1.9	–	1.0	–	–	–	–	–	1.0
Reserve transfer on exercise of options	–	–	0.3	(0.3)	–	–	–	–	–
Shares to be issued	–	–	–	2.7	–	–	–	–	2.7
Revaluation of warrants	–	–	–	–	–	–	(0.1)	–	(0.1)
Net exchange adjustments offset in reserves	–	–	–	–	(9.6)	–	–	–	(9.6)

At 31 December 2005	1,513.0	37.8	2,317.9	6.4	(10.4)	27.4	0.3	(2,039.5)	339.9

*
Authorised share capital comprises 2,075,000,000 shares of 2.5p each.

**
Issued and fully paid

Warrants

In December 1996, COLT issued US$314 million aggregate principal amount at maturity of senior discount notes in the form of 314,000 units, each unit consisting of one 12% senior discount note and one warrant to purchase 31.2 ordinary shares from COLT at an exercise price of £0.7563 per share. The warrants may be exercised at any time prior to the close of business on 31 December 2006. Warrants that are not exercised by such date will expire. In accordance with the terms of the warrants, following the completion of COLT's sale of ordinary shares in December 2001, the number of shares underlying each outstanding warrant and the warrant exercise price were adjusted to 45.323 ordinary shares and £0.5206 per ordinary share, respectively. At 31 December 2005, warrants to purchase 881,770 (2004: 881,770) ordinary shares were outstanding. COLT has authorised and has reserved for issuance such number of ordinary shares as will be issuable upon the exercise of all outstanding warrants.

COLT Telecom Group Share Plan

The COLT Telecom Group Share Plan (the "Option Plan") was adopted on 7 November 1996 and allows for the grant of options in respect of ordinary shares to selected executives. The Option Plan is divided into two parts; the "Approved Part" which is approved by the UK Inland Revenue and offers specific tax advantages on exercise, and the "Unapproved Part" which is not so approved.

Options are generally exercisable between three and ten years from the date of grant at a subscription price which is not less than the market value of the ordinary shares at the date of grant. No discounted options have been granted. The vesting of options granted since July 2003 is conditional upon the achievement of certain performance conditions.

In 2005, a Special Award of stock appreciation rights was made under the rules of the Option Plan to certain selected executives. These stock appreciation rights will vest after between four and five years, provided that the performance criteria are met.

Details of grants made under the Option Plan are set out below:

Date of grant	Exercise price	Dates of vesting	Date of expiration	Options granted	Outstanding at 31 Dec 2004	Granted in the year	Exercised in the year	Lapsed in the year	Outstanding at 31 Dec 2005
Dec 96	£0.69	Dec 97 to Dec 01	Dec 06	25,824,000	6,140,000	–	–	(837,000)	5,303,000
Jan 97	£0.78	Jan 98 to Jan 02	Jan 07	396,000	20,000	–	–	–	20,000
Apr 97	£0.71	Apr 98 to Apr 02	Apr 07	1,280,000	227,400	–	–	(19,200)	208,200
Aug 97	£0.96	Aug 98 to Aug 02	Aug 07	2,488,000	838,400	–	–	–	838,400
Nov 97	£1.29	Nov 98 to Nov 02	Nov 07	3,196,000	619,600	–	–	(168,000)	451,600
Dec 97	£1.70	Dec 98 to Dec 02	Dec 07	4,204,000	1,951,600	–	–	–	1,951,600
Feb 98	£2.74	Feb 99 to Feb 03	Feb 08	140,000	–	–	–	–	–
Feb 98	£2.74	Feb 99 to Feb 03	Feb 08	900,000	–	–		–	–
May 98	£4.76	May 99 to May 03	May 08	830,000	282,250	–	–	(36,000)	246,250
Aug 98	£6.60	Aug 99 to Aug 03	Aug 08	2,906,000	618,744	–	–	(9,088)	609,656
Nov 98	£7.49	Nov 99 to Nov 03	Nov 08	1,408,075	314,460	–	–	(25,000)	289,460
Dec 98	£7.88	Dec 99 to Dec 03	Dec 08	100,000	–	–	–	–	–
Mar 99	£11.30	Mar 00 to Mar 04	Mar 09	990,000	270,500	–	–	(22,500)	248,000
Apr 99	£10.93	Apr 00 to Apr 04	Apr 09	1,000,000	–	–	–	–	–
May 99	£12.25	May 00 to May 04	May 09	585,000	137,000	–	–	–	137,000
Aug 99	£12.74	Aug 00 to Aug 04	Aug 09	930,000	256,000	–	–	(40,000)	216,000
Nov 99	£21.00	Nov 00 to Nov 04	Nov 09	800,500	213,000	–	–	(12,000)	201,000
Dec 99	£24.39	Dec 00 to Dec 04	Dec 09	740,000	280,000	–	–	(15,000)	265,000
Feb 00	£36.18	Feb 01 to Feb 05	Feb 10	745,000	305,000	–	–	(102,500)	202,500
May 00	£22.61	May 01 to May 05	May 10	792,500	413,826	–	–	(17,500)	396,326
Jun 00	£26.66	Jun 01 to Jun 05	Jun 10	846,000	395,500	–	–	(57,500)	338,000
Aug 00	£19.16	Aug 01 to Aug 05	Aug 10	1,181,500	496,066	–	–	(46,566)	449,500
Aug 00	£17.73	Aug 01 to Aug 05	Aug 10	317,500	156,250	–	–	(56,250)	100,000
Nov 00	£19.48	Nov 01 to Nov 05	Nov 10	800,000	472,500	–	–	(17,500)	455,000
Dec 00	£15.18	Dec 01 to Dec 05	Dec 10	757,321	429,619	–	–	(51,228)	378,391
Feb 01	£13.37	Feb 02 to Feb 06	Feb 11	2,401,040	832,248	–	–	(85,971)	746,277
Feb 01	£20.06	Feb 02 to Feb 06	Feb 11	400,000	–	–	–	–	–
Feb 01	£26.74	Feb 02 to Feb 06	Feb 11	750,000	–	–	–	–	–
May 01	£8.44	May 02 to May 06	May 11	866,500	278,500	–	–	–	278,500
May 01	£12.66	May 02 to May 06	May 11	250,000	–	–	–	–	–
May 01	£16.87	May 02 to May 06	May 11	250,000	–	–	–	–	–
Jun 01	£7.10	Jun 02 to Jun 06	Jun 11	2,688,750	1,509,750	–	–	(164,750)	1,345,000
Aug 01	£3.22	Aug 02 to Aug 06	Aug 11	1,464,500	511,000	–	–	(26,500)	484,500
Nov 01	£1.72	Nov 02 to Nov 06	Nov 11	231,000	205,000	–	–	(20,000)	185,000
Dec 01	£1.56	Dec 02 to Dec 06	Dec 11	1,410,500	1,020,000	–	–	(61,500)	958,500
Feb 02	£0.41	Feb 03 to Feb 07	Feb 12	4,688,500	1,880,500	–	(593,457)	(16,000)	1,271,043
May 02	£0.45	May 03 to May 07	May 12	72,500	15,000	–	–	–	15,000
Jul 02	£0.48	Jul 03 to Jul 07	Jul 12	5,602,300	4,162,840	–	(458,300)	(99,800)	3,604,740
Aug 02	£0.50	Aug 03 to Aug 07	Aug 12	250,000	250,000	–	–	(250,000)	–
Oct 02	£0.32	Oct 03 to Oct 07	Oct 12	250,000	20,000	–	(20,000)	–	–
Nov 02	£0.44	Nov 03 to Nov 07	Nov 12	400,000	400,000	–	(400,000)	–	–
Mar 03	£0.41	Mar 04 to Mar 08	Mar 13	200,000	200,000	–	(200,000)	–	–
Apr 03	£0.46	Apr 04 to Apr 08	Apr 13	32,500	12,500	–	–	(2,500)	10,000
May 03	£0.47	May 04 to May 08	May 13	150,000	150,000	–	–	–	150,000
May 03	£0.49	May 04 to May 08	May 13	50,000	50,000	–	–	–	50,000
Jul 03	£0.77	Jul 06 to Jul 08	Jul 13	7,161,000	6,054,000	–	–	(905,000)	5,149,000
Oct 03	£1.01	Oct 06 to Oct 08	Oct 13	60,000	60,000	–	–	–	60,000
Feb 04	£1.13	Feb 07 to Feb 09	Feb 14	60,000	60,000	–	–	–	60,000
Apr 04	£0.84	Apr 07 to Apr 09	Apr 14	20,000	20,000	–	–	–	20,000
May 04	£0.77	May 07 to May 09	May 14	500,000	500,000	–	–	–	500,000
Jul 04	£0.42	Jul 07 to July 09	Jul 14	165,000	165,000	–	–	–	165,000
Aug 04	£0.38	Aug 07	Aug 14	6,392,500	6,313,800	–	–	(507,400)	5,806,400
Aug 04	£0.38	Aug 07 to Aug 09	Aug 14	800,000	800,000	–	–	–	800,000
Oct 04	£0.41	Oct 07 to Oct 09	Oct 14	1,210,000	1,210,000	–	–	–	1,210,000
Mar 05	£0.55	Mar 08 to Mar 10	Mar 15	770,000	–	770,000	–	–	770,000
Mar 05	£0.50	Mar 08 to Mar 10	Mar 15	35,000,000	–	35,000,000	–	–	35,000,000
Apr 05	£0.52	Apr 08 to Apr 10	Apr 15	167,500	–	167,500	–	–	167,500
Jun 05	£0.56	Jun 08 to Jun 10	Jun 15	35,000	–	35,000	–	–	35,000
Aug 05	£0.61	Aug 08 to Aug 10	Aug 15	3,129,750	–	3,129,750	–	–	3,129,750
Aug 05	£0.61	Aug 08 to Aug 10	Aug 15	3,153,000	–	3,153,000	–	–	3,153,000
Sep 05	£0.63	Sep 08 to Sep 10	Sep 15	2,000,000	–	2,000,000	–	–	2,000,000
Sep 05	£0.63	Sep 08 to Sep 10	Sep 15	50,000	–	50,000	–	–	50,000
Oct 05	£0.55	Oct 08 to Oct 10	Oct 15	200,000	–	200,000	–	–	200,000

				137,439,236	41,517,853	44,505,250	(1,671,757)	(3,672,253)	80,679,093

Weighted average exercise price of options					£0.63	£0.52	£0.44	£0.67	£0.57

In addition to options granted under the Option Plan, further options to subscribe for 160,000 ordinary shares have been granted to certain employees of COLT. At 31 December 2005, 64,000 options had been exercised, 48,000 had lapsed and 48,000 remained exercisable. The outstanding options at 31 December 2005 vested in three tranches of 16,000 shares with exercise prices of £14.86, £29.00 and £8.50.

COLT Savings-Related Share Option Scheme

The COLT Savings-Related Share Option Scheme (the "SAYE Scheme") was adopted on 17 June 1997 and operates for the benefit of all eligible employees. The SAYE Scheme allows for the grant of options in respect of ordinary shares linked to a building society or bank sharesave contract for a term of three years with monthly contributions from employees of an amount between £5 and £250 (or the local currency equivalent). Options can be exercised at the end of the three year period at a subscription price set at the beginning of the contract which, under Inland Revenue rules, cannot be less than 80% of the middle-market quotation of an ordinary share on the three days immediately prior to the date of grant. No performance conditions are attached to the Scheme.

Details of grants made under the SAYE Scheme are set out below:

Date of grant	Exercise price	Date of vesting	Options granted	Outstanding at 31 Dec 2004	Granted in the year	Exercised in the year*	Lapsed in the year	Outstanding at 31 Dec 05
December 2001	1.615	March 2005	6,986,000	666,262	–	–	(592,225)	74,037
December 2002	0.40	March 2006	18,410,000	13,759,505	–	(329,497)	(2,177,024)	11,252,984
December 2003**	1.027	March 2008	58,323	58,323	–	–	(6,802)	51,521
December 2003	0.995	March 2007	1,560,919	924,847	–	(345)	(431,430)	493,072
December 2004**	0.43	March 2009	202,330	202,330	–	–	–	202,330
December 2004	0.465	March 2008	3,737,658	3,737,658	–	(4,613)	(514,733)	3,218,312
December 2005**	0.57	March 2010	240,816	–	240,816	–	–	240,816
December 2005	0.58	March 2009	3,757,943	–	3,757,943	–	–	3,757,943

			34,953,989	19,348,925	3,998,759	(334,455)	(3,722,214)	19,291,015

Weighted average price of options				£0.49	£0.58	£0.40	£0.67	£0.47

*
All were early exercises

**
Each option holder entered into a four year savings contract.

In March 2000, the COLT Group established a QUEST to acquire, inter alia, shares in COLT to satisfy existing options granted under the COLT Group's SAYE Scheme. The shares held in the QUEST are expected to be utilised in full to part satisfy the options granted in December 2002 under the SAYE Scheme. At 31 December 2005, no shares remained in the QUEST (2004: 138,435).

Share option charge

As described in note 1, the cost of share-based employee compensation arrangements is recognised as an employee benefit expense in the income statement. This cost, which is expensed over the vesting period, is recognised only in respect of share-based payments granted after 7 November 2002.

For all grants made after 7 November 2002, with the exception of the Special Award which was made in 2005, the fair value has been calculated using the Black-Scholes model. The following assumptions were used in this model for share options granted during 2004 and 2005:

	Options granted during 2005	Options granted during 2004
Weighted average fair value	£0.31	£0.27
Weighted average exercise price	£0.60	£0.43
Weighted average share price at grant date	£0.60	£0.43
Weighted average volatility	52%	65%
Option life	5–7 years	5–7 years
Expected dividend yield	0%	0%
Risk free interest rate	4.11%–4.84%	4.48%–5.17%

Volatility is estimated at the date of each grant with reference to the historical volatility in the COLT Group's share price over the previous two year period. In order for options to vest, participants must continue to be employed by the COLT Group and the COLT Group must meet certain non market-based performance conditions. The likelihood of these conditions being met is taken into account when the share option charge is calculated.

During 2005, 2,006,212 options were exercised. The average share price during the year was £0.56. Share options with exercise prices ranging from £0.32 to £36.18 were outstanding at the end of the year, with a weighted average remaining option life of five years.

The fair value for the grants made under the Special Award of stock appreciation rights in 2005 could not be calculated using the Black-Scholes model because the performance criteria include market conditions. Instead, the fair value was calculated using a closed form solution extension of the Black-Scholes model. This model includes assumptions in respect of the likelihood of the market-based performance conditions being met, together with volatility, option life, dividend yield and risk free interest rate assumptions which are consistent with those used in the Black-Scholes calculation for the other options granted during 2005.

COLT Deferred Bonus Plan

The COLT Deferred Bonus Plan (the "Deferred Bonus Plan") was adopted on 25 May 2000. Under the Deferred Bonus Plan, selected employees are invited to defer all or a proportion of their annual cash bonus. Shares are purchased on behalf of participating employees using the deferred portion of the annual cash bonus and held for three years. At the end of the three year holding period COLT matches every two purchased shares with one free share, subject to certain performance conditions being met.

Details of grants made under the Deferred Bonus Plan are set out below:

Date of grant	Date of vesting	Options granted	Outstanding at 31 Dec 2004	Granted in the year	Exercised in the year	Lapsed in the year	Outstanding at 31 Dec 05
Feb 04	Feb 07	156,519	148,984	–	–	(75,983)	73,001
Aug 04	Aug 07	250,000	250,000	–	–	–	250,000
Oct 04	Oct 07	50,000	50,000	–	–	–	50,000
Mar 05	Mar 08	66,678	–	66,678	–	(23,062)	43,616

		523,197	448,984	66,678	–	(99,045)	416,617

On 22 March 1999 an Employee Benefit Trust ("EBT") was established, and on 31 December 2005 it held 211,380 shares (2004: 211,380).

15   Trade and other payables

	At 31 December
	2005	2004
	£m	£m

Trade payables	82.7	86.1
Other payables	9.9	13.6
Taxation and social security	14.5	15.1
Accruals and deferred revenue	251.7	265.4
Accrued interest	8.7	11.7
Network infrastructure accruals	7.7	13.3

	375.2	405.2

16   Provisions

	Property	Severance	Total
	£m	£m	£m

At 1 January 2004	50.0	12.9	62.9
Amortisation of discount	1.5	–	1.5
Utilised in the year	(7.2)	(8.2)	(15.4)
Exchange difference	(0.1)	(0.2)	(0.3)

At 31 December 2004	44.2	4.5	48.7
Amortisation of discount	1.9	–	1.9
Utilised in the year	(9.1)	(4.4)	(13.5)
Exchange difference	(1.3)	(0.1)	(1.4)

At 31 December 2005	35.7	–	35.7

In 2001, the COLT Group made provision against future rents, services, and reinstatement costs associated with Internet Service Centres being closed or "mothballed" and excess leased property. Such provisions will be utilised over the next 13 years and represent the net present value of the future estimated costs.

	At 31 December
	2005	2004
	£m	£m
Maturity profile of property provisions
Within 1 year	10.7	10.1
Between 1 and 2 years	3.8	12.1
Between 2 and 5 years	15.6	10.8
Over 5 years	5.6	11.2

	35.7	44.2

17   Cash flow reconciliations

a)    Reconciliation of net operating loss to cash generated from operations

	Year ended 31 December
	2005	2004
	£m	£m

Loss for the year	(335.9)	(109.9)
Exchange differences	0.3	–
Interest payable and similar charges	46.2	66.8
Interest receivable	(11.6)	(21.0)
Profit on repurchase of debt	(0.3)	(0.2)
Depreciation and impairment	474.7	220.5
Share option charge	2.7	2.1
Movement in receivables	2.0	20.9
Movement in payables	(8.1)	(21.5)
Movement in provisions	(13.5)	(16.9)
Exchange differences	(0.3)	(0.2)

Net cash generated from operations	156.2	140.6

b)    EBITDA reconciliation

	Year ended 31 December
	2005	2004
	£m	£m

Net cash generated from operations	156.2	140.6
Movement in receivables	(2.0)	(20.9)
Movement in payables	8.1	21.5
Movement in provisions	13.5	16.9
Exchange differences	0.3	0.2
Share option charge	(2.7)	(2.1)

EBITDA	173.4	156.2

EBITDA is earnings before interest, tax, depreciation, amortisation, foreign exchange, exceptional items and profit on repurchase of debt.

c)    Free cash flow reconciliation

	Year ended 31 December
	2005	2004
	£m	£m

EBITDA	173.4	156.2
Movement in receivables	2.0	20.9
Movement in payables	(8.1)	(21.5)
Movement in provisions	(13.5)	(16.9)
Exchange differences	(0.3)	(0.2)
Share option charge	2.7	2.1
Interest paid	(35.5)	(45.9)
Interest received	11.2	20.5
Net cash used in investing activities	(124.9)	(124.7)

Free cash inflow (outflow)	7.0	(9.5)

Free cash flow is net cash generated from operations less net cash used in investing activities and net interest paid.

18   Analysis of net debt

	At 31 December 2004	Cash flow	Exchange gain (loss)	Accretion and amortisation of finance costs on debt	Gain on purchase of debt	At 31 December 2005
	£m	£m	£m	£m	£m	£m
Cash and cash equivalents	452.7	(220.0)	(7.4)	–	–	225.3
Loan finance	–	(10.3)	–	–	–	(10.3)
Convertible debt	(382.3)	157.4	12.5	(11.9)	0.3	(224.0)
Non-convertible debt	(445.1)	80.9	12.4	–	–	(351.8)

Total net debt	(374.7)	8.0	17.5	(11.9)	0.3	(360.8)

Analysed in the Balance Sheet:
Cash and cash equivalents	452.7					225.3
Current liabilities	(81.7)					(10.3)
Non-current liabilities	(745.7)					(575.8)

Total net debt	(374.7)					(360.8)

19   Capital and other financial commitments

	At 31 December
	2005	2004
	£m	£m
Contracts placed for future plant and equipment capital expenditure not provided for in the financial statements	22.5	23.9

20   Operating lease commitments

Total commitments by period under non-cancellable operating leases:

	At 31 December 2005
	Total	Less than 1 year	Between 1 and 5 years	More than 5 years

Property leases	268.2	33.3	99.8	135.1
Other	5.4	2.0	3.2	0.2

	273.6	35.3	103.0	135.3

		At 31 December 2004
	Total	Less than 1 year	Between 1 and 5 years	More than 5 years

Property leases	265.6	35.6	87.5	142.5
Other	6.1	2.5	3.3	0.3

	271.7	38.1	90.8	142.8

The COLT Group leases offices and warehouses under non-cancellable operating agreements. The leases have various terms and renewal rights.

21   Financial instruments

Treasury policy

The COLT Group operates a centralised treasury function, the prime objective of which is to optimise the return on the COLT Group's cash balances and to manage the working capital requirements of the COLT Group. In addition to liquidity risks, the COLT Group's principal financial risk exposures arise from volatility in foreign currency exchange rates and interest rates. The Board reviews these risks and approves associated risk management policies, including treasury strategy.

Liquidity risk

The COLT Group has financed its operations through a mixture of issued share capital and long-term debt. The proceeds from these issues are invested in AAA rated funds or placed on short-term cash deposit prior to being invested in the COLT Group's operating companies to fund their operations.

Other than as discussed below, the COLT Group does not use, and has no current intention to use, any other derivative financial instruments.

Foreign currency risk

The COLT Group is exposed to fluctuations in foreign currencies as its revenues, costs, assets and liabilities are, for the most part, denominated in local currencies. To manage this exposure, the COLT Group's strategy has been to raise its debt financing in euro denominated instruments to the extent possible in proportion to its existing net investment and committed capital expenditure in those currencies, offsetting currency differences arising with similarly denominated borrowings.

From time to time, COLT has entered into forward contracts to purchase foreign currencies to fund a portion of COLT's expenditure in those currencies. At 31 December 2005, 2004 and 2003 no such contracts were outstanding.

Interest rate risk

COLT has reduced the uncertainty associated with fluctuating interest rates by raising debt at fixed interest rates. As interest is earned on cash deposits at variable as well as fixed rates, changes in interest rates will have an impact on the amount of interest income earned.

Concentration of credit risk

Financial assets which potentially subject COLT to concentration of credit risk consist principally of accounts receivable and cash. Management believes the concentration of credit risk associated with accounts receivable is minimised due to distribution over many customers in different countries and in different industries. Risks associated with the COLT Group's cash are mitigated by the fact that these amounts are placed with high quality financial institutions. The COLT Group has not experienced any losses to date on its deposited cash.

Numerical financial instruments disclosures are set out below.

Interest rate and currency profile of borrowings

	At 31 December 2005
	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Total financial liabilities
			£m
Currency:
Non-convertible debt
euro	7.6	3	351.8

Convertible debt
euro	5.8	1	224.0

	At 31 December 2004
	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Total financial liabilities
			£m
Currency:
Non-convertible debt
Sterling	10.1	3	38.2
euro	7.8	4	406.9

Total	8.0	4	445.1

Convertible debt
euro	5.2	2	382.3

All non-current borrowings are at fixed rates of interest. In addition, the COLT Group's provision of £35.7 million (2004: £44.2 million) for vacant leasehold properties (see note 16) is considered to be at floating rate. This is on the basis that when establishing the provision the cash flows have been discounted and the discount rate is subsequently re-appraised to ensure it reflects the current market assessment.

In addition, the COLT Group has £10.3m (2004: £nil) of euro denominated loan finance which is repayable in less than one year and on which interest is payable at a rate of 3.1%.

Maturity profile of non-current borrowings

	At 31 December
	2005	2004
	£m	£m

In more than one year but not more than two years	224.0	135.2
In more than two years but not more than five years	351.8	610.5

	575.8	745.7

Currency profile of cash and cash equivalents

	At 31 December
	2005	2004
	£m	£m
Currency:
Sterling	144.1	208.3
euro	76.2	236.9
US Dollar	1.4	1.5
Other	3.6	6.0

Total	225.3	452.7

The COLT Group's cash and cash equivalents as at 31 December 2005 are floating rate assets bearing interest at market rates.

Hedge of net investment in foreign entity

The COLT Group has euro denominated borrowings which it has designated as a hedge of the net investments in euro denominated subsidiaries. The foreign exchange gain of £26.6 million (2004: loss of £3.7 million) on translation of borrowings into Sterling has been recognised in exchange reserves.

Fair value of non-current borrowings

	Book value At 31 December		Fair value At 31 December
	2005	2004	2005	2004
	£m	£m	£m	£m

euro convertible notes(i)	224.0	382.3	223.6	375.8
euro non-convertible notes(i)	351.8	406.9	353.2	405.9
Sterling notes(i)	–	38.2	–	38.2

(i)
The fair values of COLT's notes have been estimated on the basis of market prices.

Convertible notes

1998 Convertible notes

In August 1998, COLT issued Deutschmark denominated convertible notes in the initial principal amount of DM600.0 million. A total of £204.3 million was raised before issuance costs of £5.2 million. These costs were deducted from the principal amount of the notes and were charged to the income statement over three years. The notes bore interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 6 August 1999. The accreted principal amount was that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 4.25%. During 2004, DM32.0 million (2003: DM3.3 million) aggregate initial principal amount of the notes was purchased. On 19 October 2004 all of the outstanding notes were redeemed early at the accreted principal amount of the notes plus accrued coupon interest for a cash consideration of £95.3 million.

March 1999 Convertible notes

In March 1999, COLT issued euro denominated convertible notes in the initial principal amount of €295.0 million. A total of £199.6 million was raised before issuance costs of £5.1 million. These costs were deducted from the principal amount of the notes and were charged to the income statement over three years. The notes bore interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 29 March 2000. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 4.25%. On 21 October 2005 all the outstanding notes were redeemed early at the accreted principal amount of the notes plus accrued coupon interest for a cash consideration of £132.5 million.

December 1999 Convertible notes

In December 1999, COLT issued euro denominated convertible notes in the initial principal amount of €368.0 million. A total of £230.4 million was raised before issuance costs of £9.3 million. These costs were deducted from the principal amount of the notes and were charged to the income statement over three years. The notes bore interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 16 December 2000. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 5.25%. However, on 19 October 2004, all of the outstanding notes were redeemed early at the accreted principal amount of the notes plus accrued coupon interest for a cash consideration of £228.3 million.

April 2000 Convertible notes

In April 2000, COLT issued euro denominated convertible notes in the initial principal amount of €402.5 million. A total of £245.7 million was raised before issuance costs of £5.6 million. These costs were deducted from the principal amount of the 2000 Convertible Notes and were charged to the income statement over three years. The notes bear interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 3 April 2001. The notes mature on 3 April 2007 and any outstanding notes will then be redeemed at a price of 131.238% of the initial principal amount. The notes are also redeemable at the option of COLT, in whole or in part, at any time on or after 3 April 2003 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 5.75%. The notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was £50.076 per ordinary share with a fixed exchange rate of €1.6372 per £1.00. In accordance with the terms of the notes, following the completion of COLT's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to £42.3593 per ordinary share with a fixed exchange rate of €1.6372 per £1.00. At 31 December 2005, 3,775,000 ordinary shares are reserved for issuance upon conversion of the notes (2004: 4,195,217). The notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of COLT and are senior in right of payment to all subordinated indebtedness of COLT. During July and August 2005 some of the outstanding notes were redeemed early at the accreted principal amount of the notes plus accrued coupon interest for a cash consideration of £24.7 million.

Non-convertible notes

November 1997 Non-convertible notes

In November 1997, COLT issued Sterling and Deutschmark denominated non-convertible notes with aggregate principal amounts at maturity of £50.0 million and DM150.0 million, respectively. A total of £100.7 million was raised before issuance costs of £3.3 million. These costs were deducted from the principal amount of the notes and were charged to the income statement over five years. The Sterling notes bore interest at the rate of 10.125% per annum and the Deutschmark notes bore interest at 8.875% per annum, both payable semi-annually beginning 31 May 1998. On 21 January 2005, all of the outstanding notes were redeemed early at the principal amount of the notes, including accrued coupon interest, for a consideration of £80.9 million.

July 1998 Non-convertible notes

In July 1998, COLT issued Deutschmark denominated non-convertible notes with aggregate principal amount at maturity of DM600.0 million. A total of £204.3 million was raised before issuance costs of £5.9 million. These costs were deducted from the principal amount of the notes and were charged to the income statement over five years. The notes bear interest at the rate of 7.625% per annum, payable semi-annually beginning 31 January 1999 and mature on 28 July 2008. The notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of COLT and are senior in right of payment to all subordinated indebtedness of COLT. The notes are redeemable at the option of COLT, in whole or in part, at any time on or after 31 July 2003, initially at 103.8125% of their principal amount at maturity, plus accrued interest declining to 100% of their principal amount at maturity, plus accrued interest, on or after 31 July 2005. On 31 December 2001, the notes were redenominated from Deutschmarks to euros at a rate of DM1.95583 per €1.00.

December 1999 Non-convertible notes

In December 1999, COLT issued euro denominated non-convertible notes with aggregate principal amount at maturity of €320.0 million. A total of £200.3 million was raised before issuance costs of £4.8 million. These costs were deducted from the principal amount of the notes and were charged to the income statement over five years. The notes bear interest at the rate of 7.625% per annum, payable semi-annually beginning 15 June 2000 and mature on 15 December 2009. The notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of COLT and are senior in right of payment to all subordinated indebtedness of COLT. The notes are redeemable at the option of COLT, in whole or in part, at any time on or after 15 December 2004, initially at 103.8125% of their principal amount at maturity, plus accrued interest declining to 100% of their principal amount at maturity, plus accrued interest, on or after 15 December 2007.

22   Pension arrangements

The Group operates a number of defined contribution pension schemes in its subsidiaries.

Pension costs are charged to the income statement on an accruals basis in the period in which contributions are payable to the scheme. The pension cost for 2005 was £11.9 million (2004: £9.7 million). At 31 December 2005, there were no amounts outstanding in relation to pension schemes (2004: nil).

In addition, certain of the COLT Group's employees are members of a number of industry-wide defined benefit pension schemes for which information is not available on an individual basis or which are wholly immaterial to the COLT Group as a whole. These schemes have been accounted for as defined contribution schemes.

23   Transactions with related entities

Pursuant to a contract with the COLT Group, certain Fidelity Management & Research Corp. ("FMR Corp.") and Fidelity International Limited (FIL) employees provide consulting and other services to the COLT Group at agreed rates. The fees for these services for the year ended 31 December 2005 were approximately £0.6 million (2004: £1.9 million) for FMR Corp. employees and £1.4 million (2004: £1.1 million) for FIL employees. At 31 December 2005, there were payable balances outstanding to FMR Corp. and FIL of £0.1 million (2004: £1.6 million), and £1.0 million (2004: £0.4 million) respectively.

An amount of £1.0 million was billed during 2005 to FIL for voice, data and eBusiness services (2004: £2.9 million). At 31 December 2005 there were balances outstanding from FIL of £0.6 million (2004: £0.6 million).

An amount of £2.3 million was billed during 2005 by TerraNua, a 100% owned subsidiary of FMR Corp., for IT consultancy services and IT development (2004: £2.9 million). At 31 December 2005 a balance of £0.3 million was due to TerraNua (2004: £nil).

During the year an amount of £1.7 million was paid to Fidelity Business Services India Private Limited for the purchase of leasehold property improvements.

The UK pension scheme is administered by Fidelity Pensions Management Limited, a subsidiary of Fidelity Investments Management Limited, which is a wholly owned subsidiary of FIL. The fees for this service for the year ended 31 December 2005 were £0.1 million (2004: £0.1 million) and £0.1 million (2004: £nil) was outstanding at 31 December 2005.

24   Subsidiary undertakings

COLT is the holding company of the COLT Group and has the following principal operating subsidiary undertakings, each of which is a private company operating in its country of incorporation. COLT holds 100% of the allotted capital of all of its operating subsidiaries through intermediate holding companies and their results are included in the consolidated financial statements. The financial year end of all subsidiary undertakings is 31 December with the exception of COLT Technology Services India Private Limited which is 31 March.

Name	Country of incorporation	Principal activities
COLT Telecommunications (unlimited company)	UK	Telecommunications and internet services provider
COLT Telecom GmbH	Germany	Telecommunications and internet services provider
COLT Télécommunications France SAS	France	Telecommunications and internet services provider
COLT Telecom AG	Switzerland	Telecommunications and internet services provider
COLT Telecom SpA	Italy	Telecommunications and internet services provider
COLT Telecom España SA	Spain	Telecommunications and internet services provider
COLT Telecom BV	Netherlands	Telecommunications and internet services provider
COLT Telecom SA	Belgium	Telecommunications and internet services provider
COLT Telecom Austria GmbH	Austria	Telecommunications and internet services provider
COLT Telecom AB	Sweden	Telecommunications services provider
COLT Internet US Corp.	USA	Intra Group internet services provider
COLT Telecom US Corp.	USA	Intra Group telecommunications services provider
COLT Telecom A/S	Denmark	Telecommunications and internet services provider
COLT Telecom A.S.	Norway	Telecommunications and internet services provider
COLT Telecom—Serviços de Telecomunicações, Unipessoal Lda	Portugal	Telecommunications and internet services provider
COLT Telecom Ireland Limited	Ireland	Telecommunications and internet services provider
COLT Telecom Finland OY	Finland	Telecommunications and internet services provider
COLT Technology Services India Private Limited	India	Intra Group support services

25   Post balance sheet events

On 5 May 2006, COLT Lux Finance S.à r.l. entered into a loan facility agreement (the "Loan Facility") with COLT under which it agreed to make £100 million available to COLT. COLT may only utilise the facility once certain conditions precedent have been satisfied and the loan may only be used by COLT to redeem its 2% Senior Convertible Notes.

The rate of interest is 5.75% per annum which accrues when COLT draws on the facility until the loan is repaid. A commitment fee is payable to COLT Lux Finance S.à r.l. at a rate of 0.25% per annum on the undrawn amount of its commitment from the date on which notice to redeem COLT's 2% Senior Convertible Notes is given until the closing date of the Open Offer (expected to be 30 June 2006). The loan is repayable in full in cash on 4 April 2007.

26   Reconciliation of income statement and balance sheet under UK GAAP to IFRS

The COLT Group reported under UK GAAP in its previously published financial statements for the year ended 31 December 2004. The analysis below shows a reconciliation of the income statement and balance sheet as reported under UK GAAP for the year ended and as at 31 December 2004 to IFRS as reported in these financial statements. In addition, there is a reconciliation of the balance sheet under UK GAAP to IFRS at 1 January 2004 being the transition date for COLT.

A reconciliation and explanation of the differences between the consolidated income statements for the year ended 31 December 2004 is shown below:

	Year ended 31 December 2004
	UK GAAP	Effect of transition to IFRS	IFRS
	£m	£m	£m
Revenue (i)	1,214.0	4.6	1,218.6
Cost of sales
Interconnection and network	(813.7)	–	(813.7)
Network depreciation	(192.0)	–	(192.0)

	(1,005.7)	–	(1,005.7)

Gross profit	208.3	4.6	212.9
Operating expenses
Selling, general and administrative (ii)	(246.6)	(2.1)	(248.7)
Other depreciation and amortisation (iii)	(30.5)	2.0	(28.5)

	(277.1)	(0.1)	(277.2)

Operating loss	(68.8)	4.5	(64.3)
Other income (expense)
Interest receivable	21.0	–	21.0
Interest payable and similar charges	(66.8)	–	(66.8)
Profit on repurchase of debt	0.2	–	0.2

	(45.6)	–	(45.6)

Loss on ordinary activities before taxation	(114.4)	4.5	(109.9)
Taxation	–	–	–

Loss for period	(114.4)	4.5	(109.9)

Basic and diluted loss per share	£(0.08)	£0.01	£(0.07)

(i)
Installation fees revenue recognition—Under IFRS, all installation fees are taken to the income statement over the expected length of the customer relationship period. Under UK GAAP the revenue was recognised in the same period as the related costs.

(ii)
Share option schemes—Under UK GAAP, COLT did not suffer a profit and loss charge in respect of its share option plans. Under IFRS 2 "Share-based payment" the COLT Group is required to charge the income statement with the fair value of the options issued. The adjustment represents the charge calculated using the Black-Scholes method, which is then spread over the vesting period. An exemption applies for options which were granted prior to 7 November 2002.

(iii)
Goodwill—Under IFRS, goodwill is not subject to annual amortisation but there is a requirement for an annual impairment review. Any impairment so identified will be charged immediately to the income statement. Under UK GAAP, goodwill is amortised through the income statement on a straight line basis over its useful economic life. The difference represents the reversal of the 2004 goodwill amortisation.

A reconciliation and explanation of the differences between the consolidated balance sheets as at 1 January 2004 (the date of transition to IFRS) and 31 December 2004 is shown below:

	At 1 January 2004			At 31 December 2004
	UK GAAP	Effect of transition to IFRS	IFRS	UK GAAP	Effect of transition to IFRS	IFRS
	£m	£m	£m	£m	£m	£m
ASSETS
Non-current assets
Intangible assets (i) (iii)	9.5	57.8	67.3	7.3	58.5	65.8
Property, plant and equipment (i)	1,344.3	(57.8)	1,286.5	1,253.5	(56.5)	1,197.0

Total non-current assets	1,353.8	–	1,353.8	1,260.8	2.0	1,262.8
Current assets
Trade receivables	199.8	–	199.8	199.1	–	199.1
Prepaid expenses and other debtors (v)	66.8	1.0	67.8	48.1	0.4	48.5
Cash and cash equivalents	802.4	–	802.4	452.7	–	452.7

Total current assets	1,069.0	1.0	1,070.0	699.9	0.4	700.3

Total assets	2,422.8	1.0	2,423.8	1,960.7	2.4	1,963.1

EQUITY
Capital and reserves
Share capital	2,353.8	–	2,353.8	2,354.4	–	2,354.4
Other reserves (vii)	27.4	2.9	30.3	27.4	3.6	31.0
Retained earnings (vi)	(1,518.5)	(75.2)	(1,593.7)	(1,633.7)	(69.9)	(1,703.6)

Total equity	862.7	(72.3)	790.4	748.1	(66.3)	681.8
LIABILITIES
Non-current liabilities
Convertible debt	700.1	–	700.1	382.3	–	382.3
Non-convertible debt	444.4	–	444.4	363.4	–	363.4
Provisions for liabilities and charges	62.9	–	62.9	48.7	–	48.7

Total non-current liabilities	1,207.4	–	1,207.4	794.4	–	794.4

Current liabilities
Non-convertible debt	–	–	–	81.7	–	81.7
Trade and other payables (iv)	352.7	73.3	426.0	336.5	68.7	405.2

Total current liabilities	352.7	73.3	426.0	418.2	68.7	486.9

Total liabilities	1,560.1	73.3	1,633.4	1,212.6	68.7	1,281.3

Total equity and liabilities	2,422.8	1.0	2,423.8	1,960.7	2.4	1,963.1

(i)    Software assets—IFRS requires that certain software assets be classified as intangible assets whilst under UK GAAP they were classified as tangible assets.

(ii)    Share option schemes—Under IFRS 2 "Share-based payment" the potential shares which could be issued under share option schemes are included in other reserves as "Shares to be issued" (see (vi) and (vii) below). Under UK GAAP, COLT did not suffer a profit and loss charge in respect of its share option plans.

(iii)    Goodwill—Under IFRS, subsequent to the date of transition, goodwill is not subject to annual amortisation but there is a requirement for an annual impairment review. This adjustment is the reversal of the 2004 goodwill amortisation recognised under UK GAAP.

(iv)    Installation fees revenue recognition—Under IFRS all installation fees are taken to the income statement over the expected length of the customer relationship period. Under UK GAAP, the revenue was recognised in the same period as the related costs. This results in an increase in deferred revenue within creditors.

(v)    Warrants fair value—Under UK GAAP, warrants received from suppliers which give COLT the right to subscribe for shares in the suppliers had no value attributed to them. Under IFRS, they are recorded on the balance sheet within other debtors at their fair value.

(vi)    Adjustment to retained earnings—The impact of the adjustments on retained earnings is as follows:

	At 1 January 2004	At 31 December 2004
	£m	£m

Share option scheme (note ii)	(1.9)	(4.0)
Retranslation reserve disclosed within other reserves under IFRS	–	0.8
Goodwill (note iii)	–	2.0
Installation fees revenue recognition (note iv)	(73.3)	(68.7)

	(75.2)	(69.9)

(vii)    Adjustment to other reserves—The impact of the adjustments on other reserves is as follows:

	At 1 January 2004	At 31 December 2004
	£m	£m

Share option scheme (note ii)	1.9	4.0
Retranslation reserve disclosed within other reserves under IFRS	–	(0.8)
Warrants fair value (note v)	1.0	0.4

	2.9	3.6

 PART XIII

UNAUDITED INTERIM HISTORICAL FINANCIAL INFORMATION RELATING TO THE COLT GROUP

The information set out in this Part XIII has been extracted without material adjustment from COLT's first quarter unaudited interim results for the three months ended 31 March 2006, which were announced on 27 April 2006.

The consolidated balance sheet at 31 December 2005 included in this Part XIII has been extracted without material adjustment from the COLT Group's audited financial information set out in Part B of Part XII of this document and does not constitute COLT statutory accounts within the meaning of section 240 of the Companies Act for the period.

Consolidated income statement (unaudited)

	Three months ended 31 March
	2006	2005
	£m	£m

Revenue	307.7	307.1
Cost of sales
Interconnection and network	(197.9)	(202.6)
Network depreciation	(38.8)	(49.2)

	(236.7)	(251.8)

Gross profit	71.0	55.3
Operating expenses
Selling, general and administrative	(62.2)	(67.4)
Other depreciation	(6.9)	(7.3)

	(69.1)	(74.7)

Operating profit (loss)	1.9	(19.4)
Other income (expense)
Finance income	2.0	3.2
Finance costs and similar charges	(11.2)	(12.2)

	(9.2)	(9.0)

Loss on ordinary activities before taxation	(7.3)	(28.4)
Taxation	—	—

Loss for period	(7.3)	(28.4)

Basic and diluted loss per share	£(0.00)	£(0.02)

The basis on which this information has been prepared is described in Note 1 to this financial information.

Consolidated reconciliation of changes in equity (unaudited)

	Three months ended 31 March
	2006	2005
	£m	£m

Loss for period	(7.3)	(28.4)
Issue of share capital	3.2	—
Shares to be issued under share option plans	0.8	0.5
Revaluation of warrants	—	(0.3)
Exchange differences	—	(9.3)

Net changes in equity	(3.3)	(37.5)
Opening equity	339.9	681.8

Closing equity	336.6	644.3

Consolidated balance sheet (unaudited)

	At 31 March 2006	At 31 December 2005	At 31 March 2005
	£m	£m	£m

ASSETS
Non-current assets
Intangible assets	40.0	38.9	62.8
Property, plant and equipment	830.8	834.2	1,139.5

Total non-current assets	870.8	873.1	1,202.3
Current assets
Trade receivables	186.6	184.8	203.8
Prepaid expenses and other debtors	65.4	53.7	60.4
Cash and cash equivalents	221.6	225.3	349.0

Total current assets	473.6	463.8	613.2

Total assets	1,344.4	1,336.9	1,815.5

EQUITY
Capital and reserves
Share capital	2,358.9	2,355.7	2,354.4
Other reserves	24.5	23.7	21.9
Retained earnings	(2,046.8)	(2,039.5)	(1,732.0)

Total equity	336.6	339.9	644.3
LIABILITIES
Non-current liabilities
Convertible debt	229.2	224.0	241.7
Non-convertible debt	356.5	351.8	352.0
Provisions for liabilities and charges	34.9	35.7	44.9

Total non-current liabilities	620.6	611.5	638.6
Current liabilities
Convertible debt	—	—	131.8
Loan finance	10.5	10.3	—
Trade and other payables	376.7	375.2	400.8

Total current liabilities	387.2	385.5	532.6
Total liabilities	1,007.8	997.0	1,171.2

Total equity and liabilities	1,344.4	1,336.9	1,815.5

Consolidated cash flow statement (unaudited)

	Three months ended 31 March
	2006	2005
	£m	£m

Net cash generated from operating activities	30.4	22.4
Cash flows from investing activities
Purchase of tangible fixed assets	(33.3)	(31.4)
Disposal of tangible fixed assets	0.3	—

Net cash used in investing activities	(33.0)	(31.4)
Cash flows from financing activities
Finance costs and similar charges	(7.3)	(10.0)
Finance income	2.0	3.1
Issue of ordinary shares	3.2	—
Redemption of non-convertible debt	—	(80.9)

Net cash used in financing activities	(2.1)	(87.8)

Net movement in cash and cash equivalents	(4.7)	(96.8)
Cash and cash equivalents at beginning of period	225.3	452.7
Effect of exchange rate changes on cash and cash equivalents	1.0	(6.9)

Cash and cash equivalents at end of period	221.6	349.0

Notes to the Unaudited Interim Historical Financial Information

1.     Basis of presentation and principal accounting policies

COLT Telecom Group plc ("COLT"), together with its subsidiaries, is referred to as "the COLT Group". Consolidated financial information has been presented for the COLT Group for the three months ended 31 March 2006.

The financial information for the three months ended 31 March 2006 and 31 March 2005 is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. In the opinion of management the financial information for these periods reflect all the adjustments necessary to present fairly the financial position, results of operations and cash flows for the periods in conformity with International Financial Reporting Standards. All adjustments were of a normal recurring nature.

The financial information has been prepared in accordance with International Accounting Standard 34 (IAS 34) "Interim Financial Reporting". The financial information should be read in conjunction with the consolidated financial information of the COLT Group set out in Part B of Part XII of this document. The accounting policies used are consistent with those used in preparation of the financial information set out in Part B of Part XII of this document. The presentation of the financial information is consistent with the annual financial statements, except where noted below. Where necessary, comparatives have been reclassified from previously reported interim financial information to take into account any presentational changes made in the annual financial statements or in this interim financial information.

Net exchange gains or losses taken through the income statement have been reclassified and are now presented as part of finance costs and similar charges.

The COLT Group's operations are not generally subject to significant seasonal or cyclical variations.

2.     Segmental information

The COLT Group operates in a single business segment, telecommunications, and in the geographical areas shown below.

The reported segments are Germany, Strategic Markets, UK and France. Strategic Markets comprises Austria, Belgium, Denmark, Ireland, Italy, Netherlands, Portugal, Spain, Sweden and Switzerland.

Switched revenue comprises services that involve the transmission of voice, data or video through a switching centre. Non-switched revenue includes managed and non-managed network services, bandwidth services and voice traffic which is delivered in a digital form (IP Voice).

For the three months ended 31 March 2006, 31 December 2005 and 31 March 2005, revenue and result by segment were as follows:

	Three months ended 31 March 2006
	Germany	Strategic Markets	UK	France	Total
	£m	£m	£m	£m	£m

Carrier	26.0	20.1	9.4	5.6	61.1
Non-carrier	54.2	30.2	19.2	17.5	121.1

Total switched	80.2	50.3	28.6	23.1	182.2
Non-switched	34.2	43.4	29.5	18.1	125.2
Other	—	0.3	—	—	0.3

Revenue by segment	114.4	94.0	58.1	41.2	307.7

Operating result by segment	(0.6)	4.2	(3.9)	2.2	1.9

	Three months ended 31 December 2005
	Germany	Strategic Markets	UK	France	Total
	£m	£m	£m	£m	£m

Carrier	26.3	21.9	10.3	5.9	64.4
Non-carrier	55.8	28.4	20.3	17.0	121.5

Total switched	82.1	50.3	30.6	22.9	185.9
Non-switched	33.6	42.4	29.7	18.1	123.8
Other	—	0.2	—	—	0.2

Revenue by segment	115.7	92.9	60.3	41.0	309.9

Operating result by segment before exceptional items	(6.3)	(2.6)	(2.0)	1.5	(9.4)
Exceptional item—Impairment	—	(99.9)	(46.8)	(100.5)	(247.2)

Operating result by segment after exceptional items	(6.3)	(102.5)	(48.8)	(99.0)	(256.6)

	Three months ended 31 March 2005
	Germany	Strategic Markets	UK	France	Total
	£m	£m	£m	£m	£m
Carrier	24.0	24.2	7.5	4.8	60.5
Non-carrier	59.0	26.5	22.4	16.8	124.7

Total switched	83.0	50.7	29.9	21.6	185.2
Non-switched	33.5	40.2	29.7	18.1	121.5
Other	—	0.4	—	—	0.4

Revenue by segment	116.5	91.3	59.6	39.7	307.1

Operating result by segment	(4.4)	(4.1)	(8.8)	(2.1)	(19.4)

In addition, for the three months ended 31 March 2006, 31 December 2005 and 31 March 2005, revenue by customer type is presented below. Corporate revenue includes services to corporate and government accounts. Wholesale revenue includes services to other telecommunications carriers, resellers and internet service providers.

	Three months ended 31 March 2006
	Corporate	Wholesale	Total
	£m	£m	£m

Carrier	—	61.1	61.1
Non-carrier	78.4	42.7	121.1

Total switched	78.4	103.8	182.2
Non-switched	100.3	24.9	125.2
Other	—	0.3	0.3

Revenue	178.7	129.0	307.7

	Three months ended 31 December 2005
	Corporate	Wholesale	Total
	£m	£m	£m
Carrier	—	64.4	64.4
Non-carrier	79.0	42.5	121.5

Total switched	79.0	106.9	185.9
Non-switched	98.4	25.4	123.8
Other	0.2	—	0.2

Revenue	177.6	132.3	309.9

	Three months ended 31 March 2005
	Corporate	Wholesale	Total
	£m	£m	£m
Carrier	—	60.5	60.5
Non-carrier	83.2	41.5	124.7

Total switched	83.2	102.0	185.2
Non-switched	96.4	25.1	121.5
Other	0.4	—	0.4

Revenue	180.0	127.1	307.1

Revenue for the three months ended 31 March 2006, compared to the three months ended 31 December 2005 and 31 March 2005 and after excluding the impact of foreign exchange, is shown below:

	Q1 2006 £m	Q1 2006 £m	Compared to Q4 2005 % Growth		Q1 2006 £m	Compared to Q1 2005 % Growth
	Actual	Constant currency(1)	Actual	Constant currency(1)	Constant currency(2)	Actual	Constant currency(2)
Corporate
Total switched	78.4	77.8	(0.8)	(1.5)	79.1	(5.8)	(4.9)
Non-switched	100.3	99.6	1.9	1.2	101.4	4.0	5.2

Total	178.7	177.4	0.6	(0.1)	180.5	(0.7)	0.3

Wholesale
Carrier	61.1	60.6	(5.1)	(5.9)	61.6	1.0	1.8
Non-carrier	42.7	42.3	0.5	(0.5)	43.1	2.9	3.9

Total switched	103.8	102.9	(2.9)	(3.7)	104.7	1.8	2.6
Non-switched	24.9	24.8	(2.0)	(2.4)	25.2	(0.8)	0.4
Other	0.3	0.3	n/a	n/a	0.3	n/a	n/a

Total	129.0	128.0	(2.5)	(3.3)	130.2	1.5	2.4

Total
Carrier	61.1	60.6	(5.1)	(5.9)	61.6	1.0	1.8
Non-carrier	121.1	120.1	(0.3)	(1.2)	122.2	(2.9)	(2.0)

Total switched	182.2	180.7	(2.0)	(2.8)	183.8	(1.6)	(0.8)
Non-switched	125.2	124.4	1.1	0.5	126.6	3.0	4.2
Other	0.3	0.3	n/a	n/a	0.3	n/a	n/a

Total	307.7	305.4	(0.7)	(1.5)	310.7	0.2	1.2

(1)
Q1 2006 revenue has been restated using Q4 2005 exchange rates, and compared to revenue which was reported in Q4 2005

(2)
Q1 2006 revenue has been restated using Q1 2005 exchange rates, and compared to revenue which was reported in Q1 2005

3.     Loss per share

	Three months ended 31 March
	2006	2005
Loss for period (£m)	(7.3)	(28.4)

Weighted average number of ordinary shares (m)	1,515.1	1,511.1

Basic and diluted loss per share	£(0.00)	£(0.02)

4.     Reconciliation of net loss to cash generated from operations

	Three months ended 31 March
	2006	2005
	£m	£m
Loss for the period	(7.3)	(28.4)
Finance costs and similar charges	11.2	12.2
Finance income	(2.0)	(3.2)
Depreciation	45.7	56.5
Share option charge	0.8	0.5
Movement in receivables	(11.2)	(23.3)
Movement in payables	(5.3)	11.0
Movement in provisions	(1.6)	(3.0)
Exchange differences	0.1	0.1

Net cash generated from operations	30.4	22.4

5.     EBITDA reconciliation

	Three months ended 31 March
	2006	2005
	£m	£m
Net cash generated from operations	30.4	22.4
Movement in receivables	11.2	23.3
Movement in payables	5.3	(11.0)
Movement in provisions	1.6	3.0
Exchange differences	(0.1)	(0.1)
Share option charge	(0.8)	(0.5)

EBITDA	47.6	37.1

6.     Free cash flow reconciliation

	Three months ended 31 March
	2006	2005
	£m	£m
EBITDA	47.6	37.1
Movement in receivables	(11.2)	(23.3)
Movement in payables	(5.3)	11.0
Movement in provisions	(1.6)	(3.0)
Exchange differences	0.1	0.1
Share option charge	0.8	0.5
Finance costs and similar charges paid	(7.3)	(10.0)
Finance income received	2.0	3.1
Net cash used in investing activities	(33.0)	(31.4)

Free cash outflow	(7.9)	(15.9)

PART XIV

UNAUDITED PRO FORMA NET ASSET STATEMENT RELATING TO COLT S.A.

Introduction

The unaudited pro forma net asset statement set out below has been prepared to show the effect on the net assets of COLT S.A. of the implementation of the Scheme, the receipt of the net proceeds from the sale of the Open Offer Shares, and the application of net proceeds of such sale in redeeming all of the outstanding 2007 Notes as if each taken place on 13 April 2006. This unaudited pro forma net asset statement has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and does not reflect the actual financial position of COLT S.A. as at 13 April 2006, nor does it reflect COLT S.A.'s financial position would actually have been if the Scheme of Arrangement, the Open Offer and the application of the net proceeds of the sale of the Open Offer Shares had in fact occurred on 13 April 2006 nor is it representative of COLT S.A.'s financial position on any future date. Investors are cautioned not to place undue reliance on this unaudited pro-forma net asset statement.

Basis of preparation

The unaudited pro forma net asset statement has been prepared on the basis set out in the notes below and is based on the historical financial information of COLT S.A. as at 13 April 2006 and the historical financial information of the COLT Group as at 31 March 2006 as set out in Part XI and Part XIII of this document respectively. The pro-forma net asset statement has been presented on the basis of the IFRS accounting policies to be adopted by COLT S.A. in preparing its consolidated financial statements for the period ending 31 December 2006.

The unaudited pro forma net asset statement has been prepared on the basis that the implementation of the Scheme of Arrangement will be accounted for as a reverse acquisition under IFRS 3 "Business Combinations". For accounting purposes in a reverse acquisition, the acquirer (COLT Group) is the entity whose equity interests have been acquired and the issuing entity is the acquiree (COLT S.A.).

		Adjustments
	COLT S.A.(1)	COLT Group(2)	Proceeds and transaction costs(3)	Use of proceeds(4)	Pro forma COLT S.A.	Pro forma COLT S.A.(5)
	€m	£m	£m	£m	£m	€m
ASSETS
Non-current assets
Intangible assets	—	40.0	—	—	40.0	57.7
Property, plant and equipment	—	830.8	—	—	830.8	1,198.8

Total non-current assets	—	870.8	—	—	870.8	1,256.5

Current assets
Trade and other receivables	—	252.0	—	—	252.0	363.6
Cash and cash equivalents	—	221.6	294.7	(229.2)	287.1	414.3

Total current assets	—	473.6	294.7	(229.2)	538.1	777.9

Total assets	—	1,344.4	294.7	(229.2)	1,408.8	2,034.4

LIABILITIES
Non-current liabilities
Financial liabilities:
Convertible debt	—	229.2	—	(229.2)	—	—
Non-convertible debt	—	356.5	—	—	356.5	514.4
Provisions	—	34.9	—	—	34.9	50.4

Total non-current liabilities	—	620.6	—	(229.2)	391.4	564.8

Current liabilities
Financial liabilities:
Loan finance	—	10.5	—	—	10.5	15.2
Trade and other payables	—	376.7	—	—	376.7	543.5

Total current liabilities	—	387.2	—	—	387.2	558.7

Total liabilities	—	1,007.8	—	(229.2)	778.6	1,123.5

Net assets/total equity	—	336.6	294.7	—	631.3	910.9

(1)
The net assets of COLT S.A. as at 13 April 2006 have been extracted, without material adjustment, from the historical financial information of COLT S.A. as set out in Part B of Part XI of this document, which has been prepared under Luxembourg Generally Accepted Accounting Principles ("Luxembourg GAAP"). The net assets of COLT S.A., which are recorded in euros, have been translated to Sterling, the presentational currency of the COLT Group, at the exchange rate of 1.4429 as at 13 April 2006. No material adjustments are required to convert the historical financial information of COLT S.A. as presented under Luxembourg GAAP to IFRS. Therefore, no adjustments have been made in respect of the conversion of the COLT S.A. Luxembourg GAAP historical financial information to IFRS.

(2)
The consolidated net assets of the COLT Group as at 31 March 2006 have been extracted, without material adjustment, from the consolidated balance sheet contained in the unaudited interim historical financial information relating to the COLT Group as set out in Part XIII of this document, which has been prepared in accordance with International Financial Reporting Standards ("IFRS").

(3)
On the basis that certain of the Fidelity Parties have agreed to purchase their and procure that their affiliates' purchase their pro rata shares of the Open Offer Shares and all of the remaining Open Offer Shares which are not acquired by COLT Shareholders or otherwise acquried, as described in section 3.2 of Part III of this document, it is assumed that all the Open Offer Shares will be purchased by Qualifying Shareholders or the Fidelity Parties. Gross proceeds of £300.0 million from the sale of the Open Offer Shares are stated, as explained in paragraph 18 of Part XV of this document after deduction of costs attributable to the transaction of £5.3 million including costs directly attributable to the sale of the Open Offer Shares of £1.7 million. Under IFRS, the £1.7 million directly attributable costs of the sale of the Open Offer Shares will be deducted from COLT S.A.'s total equity.

(4)
For the purposes of the pro forma net asset statement, the redemption of the 2007 Notes has been shown to be at the carrying value of the notes (principal plus accretion) as at 31 March 2006. In practice, however, the redemption will be at the carrying value on the date on which the redemption actually takes place. The remainder of the net proceeds of the sale of the Open Offer Shares will be applied to fund the redemption of some of the remaining 2008 and 2009 Notes at such time or times that COLT S.A. considers appropriate (whether before or at stated maturity). Pending such redemption, the balance of the net proceeds of the sale of the Open Offer Shares will be placed on deposit or invested in cash equivalent instruments.

(5)
The pro forma net assets of COLT S.A. have been translated to euros, the intended presentational currency of COLT S.A., at the exchange rate of 1.4429 as at 13 April 2006.

The Directors
COLT Telecom Group S.A.
Kansallis House
Place de l'Etoile
L-1479 Luxembourg

The Directors
COLT Lux Finance S.à r.l.
Kansallis House
Place de l'Etoile
L-1479 Luxembourg

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London
EC2N 2DB

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London
E14 4QA

5 May 2006

Dear Sirs

COLT Telecom Group S.A. (the "Company")

We report on the pro forma net asset statement (the "Pro forma net asset statement") set out in Part XIV of the Company's prospectus dated 5 May 2006 which has been prepared, for illustrative purposes only, to provide information about how the proposed acquisition by the Company of COLT Telecom Group plc and its subsidiaries under a scheme of arrangement under section 425 of the Companies Act, the sale of Open Offer of Shares of the Company and the use of net proceeds from the sale of the Open Offer Shares might have affected the financial information presented on the basis of the International Financial Reporting Standards ("IFRS") accounting policies to be adopted by the Company in preparing its consolidated financial statements for the period ending 31 December 2006. This report is required by item 7 of Annex II of the PD Regulation and is given for the purpose of complying with that PD Regulation and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro forma net asset statement in accordance with item 20.2 of Annex I of the PD Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II of the PD Regulation on the Pro forma net asset statement as to the proper compilation of the Pro forma net asset statement and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma net asset statement, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us or them at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma net asset statement with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma net asset statement has been properly compiled on the basis stated and that such basis is consistent with the IFRS accounting policies of the Company.

Opinion

In our opinion:

(a)
the Pro forma net asset statement has been properly compiled on the basis stated; and

(b)
such basis is consistent with the IFRS accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3 R(2)(f) we are responsible for this report as part of the prospectus and we declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III of the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

PART XV

ADDITIONAL INFORMATION

1.     Responsibility

(A)
COLT S.A. accepts responsibility for the information contained in this Prospectus. To the best of the knowledge of COLT S.A. (who has taken all reasonable care to ensure that such is the case) the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

(B)
The Selling Shareholder accepts responsibility for the information contained in Parts I, III, IX, X and XV of this Prospectus to the extent that it relates to the terms of the Open Offer and the Selling Shareholder itself. To the best of the knowledge of the Selling Shareholder (who has taken all reasonable care to ensure that such is the case) the information contained in such Parts of the Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.     Selling Shareholder

The Selling Shareholder, CLF, whose principal place of business is Kansallis House, Place de l'Etoile, L-1479 Luxembourg, is a wholly-owned subsidiary of COLT S.A. and will offer Open Offer Shares to COLT Shareholders pursuant to the Open Offer, the US Private Placement and the Purchase Agreement.

3.     The incorporation and activity of COLT S.A.

COLT S.A. was incorporated in Luxembourg on 13 April 2006 under the Companies Law, as an ordinary taxable company limited by shares with registered number R.C.S. Luxembourg B115679. Immediately prior to the Scheme becoming effective COLT S.A. intends to convert into a billionaire holding company under the law of 31 July 1929 as last amended on 21 June 2005 and the Grand Ducal Decree of 17 December 1938.

COLT S.A.'s registered office and principal place of business is Kansallis House, Place de l'Etoile, L-1479 Luxembourg, telephone number +35 22504041. COLT S.A.'s principal activity is the participation in any manner in any commercial, industrial, financial or other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase or option or by any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licences which it will administer and exploit; it may lend or borrow with or without security, provided that any monies so borrowed may only be used for the purposes of the company, or companies which are subsidiaries of or associated with or affiliated to the Company; in general it may undertake any operations directly or indirectly connected with its objects.

COLT S.A. has not traded since its incorporation.

4.     Share Capital

(A)
On incorporation, the authorised share capital of COLT S.A. was €910 million divided into 728 million ordinary shares of €1.25 each. Of such shares, 24,800 were subscribed by the subscribers to the COLT S.A. Articles, Dominion Trust Limited holding on behalf of The Kansallis Charitable Trust and Dominion Corporate Trustees Limited holding on behalf of The Beaufort Charitable Trust.

(B)
On 28 April 2006, COLT S.A.'s authorised share capital was increased by a resolution adopted in an extraordinary general meeting of COLT S.A. Shareholders to €1.25 billion divided into 1 billion ordinary shares of €1.25 each by the creation of an additional 272 million ordinary shares of €1.25 each.

(C)
Accordingly, as at 2 May 2006, (being the latest practicable date before the publication of this Prospectus), the authorised, issued and fully paid share capital of COLT S.A. is as follows:

	Authorised		Issued
	Number of shares	Nominal value	Number of shares	Nominal value
		(€1.25)		(€1.25)
COLT S.A. Shares	1,000,000,000	1,250,000,000	24,800	31,000

(D)
It is intended that COLT S.A. will issue the Open Offer Shares, credited as fully paid up, to COLT Gibraltar as soon as reasonably practicable following the sanction of the Scheme by the Court (which is expected to be 26 June 2006). It is intended that COLT Gibraltar will transfer the Open Offer Shares to the Selling Shareholder as soon as reasonably practicable following the issue of the Open Offer Shares. The Selling Shareholder will transfer the Open Offer Shares to the Qualifying Shareholders who have taken up some or all of their entitlement under the Open Offer and if relevant, to US Holders who take up any such shares under the terms of any US Private Placement. Any Open Offer Shares not acquired by Qualifying Shareholders under the Open Offer or, if applicable under any US Private Placement, will be acquired by certain of the Fidelity Parties pursuant to the terms of the Purchase Agreement.

(E)
Under the Scheme, COLT S.A. will issue on the Scheme Effective Date (which is expected to be 30 June 2006) COLT S.A. Scheme Shares, credited as fully paid up, to COLT Shareholders on the basis of one COLT S.A. Scheme Share for every three COLT Shares held at the Scheme Record Time. The COLT S.A. Scheme Shares will rank pari passu in all respects with, and will carry the same voting and dividend rights as, the Open Offer Shares.

(F)
Accordingly, the proposed authorised, issued and fully paid share capital of COLT S.A.:

(i)
as it will be immediately following the issue of the Open Offer Shares to COLT Gibraltar (assuming no other offer of share capital by COLT S.A. between the date of this Prospectus and the date of the issue of the Open Offer Shares, and assuming that the Offer Price is 214 pence (being three times the Closing Price of a COLT Share on 2 May 2006, the latest practicable date prior to the publication of this document rounded down to the nearest penny)) is as follows:

	Authorised		Issued
	Number of shares	Nominal value	Number of shares	Nominal value
		(€1.25)		(€1.25)
COLT S.A. Shares	1,000,000,000	1,250,000,000	142,280,715	177,850,893.75
  (ii)
  as it will be immediately following the implementation of the Scheme (assuming no exercise of outstanding rights under the COLT Share Schemes, or other issue or offer of share capital by COLT or by COLT S.A. other than the issue of the Open Offer Shares as described in (D) above, between the date of this Prospectus and the Scheme Record Time, and assuming that the Offer Price is 214 pence (being three times the Closing Price of a COLT Share on 2 May 2006, the latest practicable date prior to the publication of this document rounded down to the nearest penny)) is as follows:

	Authorised		Issued
	Number of shares	Nominal value	Number of shares	Nominal value
		(€1.25)		(€1.25)
COLT S.A. Shares	1,000,000,000	1,250,000,000	649,660,145	812,075,181.25
(G)
Save as disclosed in paragraph 4(C) of this Part, at the date of this Prospectus:

(i)
there has been no issue of shares or loan capital of COLT S.A. since its incorporation; and

(ii)
no share or loan capital of COLT S.A. is under option or agreed to be put under option.

(H)
The Open Offer Shares and the COLT S.A. Scheme Shares are in registered form and are capable of being held in uncertificated form (although as securities of a Luxembourg company, they are not capable of being held in CREST) and will be created under the Companies Law. As described in paragraph 1.3 of Part X, although the Open Offer Shares and the COLT S.A. Scheme Shares themselves will not be admitted to CREST, dematerialised COLT S.A. DIs issued by the Depositary in respect of the underlying Open Offer Shares and the COLT S.A. Scheme Shares will be able to be held and transferred through the CREST system.

  No temporary documents of title have been or will be issued in respect of the Open Offer Shares or the COLT S.A. Scheme Shares.

(I)
As at 2 May 2006, being the last practicable day prior to the date of this Prospectus, COLT S.A. held no treasury shares. No COLT S.A. Shares have been issued other than fully paid.

5.     Summary of the COLT S.A. Articles and effect of implementation of the Takeover Directive in Luxembourg

5.1  COLT S.A. Articles

The COLT S.A. Articles state that the objects of the Company are participation in any manner in all commercial, industrial, financial and other enterprises. The objects of the Company are set out in full in article 3 of the COLT S.A. Articles.

The COLT S.A. Articles contain, inter alia, provisions to the following effect:

(A)  Object and Purposes

The principal objects of the Company are participation in any manner in all commercial, industrial, financial and other enterprises. The objects state that the Company may lend or borrow money with or without security, provided that any monies borrowed may only be used for the purposes of the Company or companies which are subsidiaries of or associated with or affiliated to the Company.

(B)  Directors

(i)
No Director or Proposed Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any contract in which any Director is in any way interested be liable to be avoided, nor shall any Director who is so interested be liable to account to the Company or the members for any remuneration, profit or other benefit realised by the contract by reason of the Director holding that office or of the fiduciary relationship thereby established.

  Save as otherwise provided by the COLT S.A. Articles, a Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:

  (a)
  the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings,

  (b)
  the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security,

  (c)
  the giving to him of any other indemnity where all other directors are being offered indemnities on substantially the same terms,

  (d)
  the funding by the Company of his expenditure in defending proceedings or the doing by the Company of anything to enable him to avoid incurring such expenditure where all other directors are being offered substantially the same arrangements,

  (e)
  where the Company or any of its subsidiary undertakings is offering securities in which offer the Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to participate,

  (f)
  any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company,

  (g)
  any contract concerning any other company (not being a company in which the director owns one per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever,

  (h)
  any contract concerning the adoption, modification or operation of a pension fund or retirement death or disability benefits scheme which relates both to Directors and employees of the Company or of any of its subsidiary undertakings and does not provide in respect of any Director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates,

  (i)
  any contract for the benefit of employees of the Company or of any its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any Director as such any privilege or advantage not accorded to the employees to whom the contract relates, and

  (j)
  any contract for the purchase or maintenance for any Director or Directors of insurance against any liability and for the benefit of Director(s).

  A company shall be deemed to be one in which a Director owns one per cent. or more if and so long as (but only if and so long as) he, taken together with any person connected with him, is to his knowledge (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of that company.

  Where a company in which a Director owns one per cent. or more is materially interested in a contract, he also shall be deemed materially interested in that contract.

  If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the Director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to him) has not been fairly disclosed to the Board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the Board (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman (so far as it is known to him) has not been fairly disclosed to the Board.

  A Director, who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the Company, shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of these provisions, a general notice to the Board by a Director to the effect that (a) he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of the notice be made with that company or firm or (b) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under these provisions in relation to any such contract; provided that no such notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to ensure that it is brought up and read at the next Board meeting after it is given.

  References in these provisions to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

(ii)
A Director shall not vote on or be counted in the quorum in relation to any resolution of the Board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each Director and in that case each of the Directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another Director to an office or place of profit with a company in which the Company is interested and the Director seeking to vote or be counted in the quorum owns one per cent. or more of it.

(iii)
No person shall be disqualified from being appointed a Director, and no Director shall be required to vacate that office, by reason only of the fact that he has attained the age of seventy years or any other age nor shall it be necessary by reason of his age to give special notice to comply with any other special formality in connection with his appointment or election. Where the Board convenes any general meeting of the Company at which (to the knowledge of the Board) a Director will be proposed for appointment or reappointment who at the date for which the meeting is convened will have attained age of seventy years or more, the Board shall give notice of his age in years in the notice convening the meeting or any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or reappointment of that director, at that meeting.

(iv)
At each Annual General Meeting all the Directors will retire and be eligible for re-election.

(v)
No shareholding qualification for Directors shall be required.

(vi)
The Board of Directors must be composed of at least three and not more than fourteen persons. Directors are elected by a simple majority of the Shares present or represented at an ordinary general meeting and may be removed with or without cause with the same majority. The quorum for Board meetings is two directors unless otherwise decided by the Board. Meetings of the Board shall be held in Luxembourg, only by exception elsewhere and under no circumstances in the United Kingdom. Any decision made or resolution passed at a meeting of the Board held in the United Kingdom shall be invalid and shall have no effect.

(vii)
The Board has the power to delegate the daily management of the business of the Company to a committee of the Board, executive committees, individual Directors, the Chairman, managing directors or other agents who need not be Shareholders, but, in the case of delegation to Directors, this requires the prior authorisation of the ordinary general meeting of shareholders. The Board may delegate the power to deal with specific tasks, and such delegation will not require the prior authorisation of the ordinary general meeting of shareholders. The Board will fix the conditions of appointment and dismissal as well as the remuneration and powers of any person or persons so appointed. The general principles under which three committees of the Board will operate are detailed in COLT S.A.'s Articles: the audit committee (whose function is principally to review the integrity of the financial statements of the Company, the internal audit function and internal risk control procedures), the compensation committee (whose function is principally to review the remuneration policy for the Directors and employee benefit schemes) and the nomination committee (whose function is principally to evaluate candidates for appointment to the Board, and the structure, size and composition of the Board itself). Meetings of any committee of the Board shall be held in Luxembourg and only ever elsewhere by exception, but shall on no account be held in the United Kingdom. Any decision made or resolution passed at a meeting of any committee held in the United Kingdom shall be invalid and have no effect. The signature by the Chairman or the signature of any one Director duly authorised by the Board shall in all cases bind the Company against third parties whether or not powers have been specifically delegated for that purpose.

(viii)
Directors and other officers, past and present, are entitled to an indemnity from the Company to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any claim, action, suit or proceeding in which he is involved by virtue of his being or having been a Director. The Company may purchase and maintain for any Director or other officer insurance against any such liability.

  No indemnification shall be provided against any liability to the Company or its shareholders by reason of wilful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. In addition, no indemnification will be provided if he is judged to have acted in bad faith and not in the interest of the Company. No indemnification will be provided in the event of a settlement (unless approved by a court, competent jurisdiction or the Board), nor will indemnification be provided in defending proceedings (civil or criminal) in which judgement is given against that Director or officer or in which he is convicted of an offence.

(C)  Shares

The Company's authorised share capital consists at the date of this document of 1 billion ordinary shares.

(i)
Voting Rights. Subject to any special rights or restrictions (including disenfranchisement) as to voting attached by or in accordance with the COLT S.A. Articles to any class of shares, every shareholder present in person at a general meeting shall have one vote for each share held.

  An annual general meeting of shareholders must be held once in every year in the municipality in which the registered office is located, either at the registered office or where indicated in the notice of meeting, in either case at 11.00 a.m. on the last Thursday in April. Ordinary general meetings or extraordinary general meetings of shareholders may be called as often as the interests of the Company demand. General meetings may be held in Luxembourg or elsewhere for the convenience of shareholders. Ordinary general meetings may be convened on at least fourteen clear days written notice to shareholder entitled to receive notice and extraordinary general meetings may be convened on at least twenty one clear days written notice to shareholders entitled to receive notice. There is no quorum requirement at an annual general meeting or an ordinary general meeting. The quorum requirement for extraordinary general meetings under Luxembourg law is that members holding at least 50 per cent. of the issued capital are present or represented.

  Under Luxembourg law, matters put to shareholders at ordinary general meetings or the annual general meeting will only be approved if a majority of members present or represented and voting vote in favour thereof. Any matter proposed at all extraordinary general meetings will only be approved if members holding at least two-thirds of the votes present or represented at the meeting vote in favour of it.

(ii)
Dividends. Article 72 of the Companies Law requires companies to create an undistributable reserve account equal to at least one-tenth of the company's share capital. This reserve remains in the company's accounts for the protection of its creditors and is distributable to the creditors only on a winding-up of the company. On a solvent liquidation, this reserve can be distributed to shareholders.

  Under the COLT S.A. Articles, at least five per cent. of the net profit of COLT S.A. per annum is to be allocated to this reserve, until such time as the reserve is equal to at least one-tenth of the capital of COLT S.A.

  The Company may by resolution at the annual general meeting of the shareholders declare dividends. No such dividend shall exceed the amount remaining once 5 per cent. of the net profit shown in the profit and loss statement has been deducted. Interim dividends may be declared and paid by the Board subject to complying with conditions laid down by law.

  No dividend or other moneys payable on or in respect of a share shall bear interest against the Company. Any dividend unclaimed after a period of twelve years from the date on which such dividend was declared or became due for payment shall be forfeited and shall revert to the Company. Dividends may be declared or paid in any currency. Sanctions imposed, in accordance with the COLT S.A. Articles, upon certain shareholders may include the withholding of payment of all or any part of any dividends in specified circumstances.

  The shareholders in general meeting may, on the recommendation of the Board, direct that a dividend (in whole or in part) may be satisfied by the distribution of shares. The entitlement to shares shall be as nearly as possible equal to the cash amount of the dividend that each shareholder elects to forego. Shareholders in certain territories may be excluded by the Board from the offer to elect to receive shares instead of cash if the Board believes that such exclusion is necessary or advisable due to legal or practical problems in any territory, or if the Board believes that the distribution should not be made to them for any other reason.

(iii)
Distribution of Assets. Upon the winding up of the Company, the remaining assets available for distribution will be paid to the holders of ordinary shares.

  In the event of the dissolution of the Company for whatever reason or whatever time, the liquidation will be performed by liquidators appointed by the general meeting or, if no liquidators are so appointed, by the Board who will be endowed with the powers provided by Article 144 et seq of the Luxembourg Company law of the tenth of August nineteen hundred and fifteen. Once all debts, charges and liquidation expenses have been met, any balance resulting shall be paid to the shareholders.

(iv)
Issue of Shares. Without prejudice to any special rights previously conferred on the holders of any issued shares or class of shares, any share in the Company may be issued with or have attached to it such rights and restrictions as the Board may decide. Subject to the rights conferred on the holders of existing shares, any share may be redeemed on such terms as the Board may decide in accordance with Luxembourg law.

  Subject to any rights conferred on the holders of any class of shares, the Company is permitted by the COLT S.A. Articles to purchase or enter into a contract to purchase its shares, including any redeemable shares. In addition, neither the Company nor the Board shall be required to select the shares to be purchased rateably or in any other manner as between holders of the shares of the same class or in accordance with the rights to dividends or capital conferred by any class of shares.

  The Board is instructed and authorised to proceed to increase the share capital by issuance of such ordinary shares within the limits of the authorised capital, such increase to be made in one or more instalments on such conditions as the Board shall determine from time to time.

(v)
Transfer of Shares. COLT S.A. Shares may be held in uncertificated form. On transfers of shares held in certificated form, new certificates in respect of shares transferred and retained respectively will be issued in each case without charge. Transfers of shares held in certificated form shall be effected upon delivery of the certificate or certificates representing such shares to the Registrar of the Company together with (i) a stock power or other instrument of transfer satisfactory to the Company, (ii) a written declaration of transfer inscribed in the register of shareholders, dated and signed by the transferor and transferee, or by persons holding suitable powers of attorney to act therefore or (iii) the form of endorsement which may be provided on the certificate duly completed and executed, in each case in such form and with such evidence of authority as shall be satisfactory to the Company. The Board may in their absolute discretion and without assigning any reason therefore, refuse to register any transfer of shares (not being fully paid shares). The Board may also refuse to register any transfer (whether fully paid or not) to more than four persons jointly. The Board may also refuse to register a transfer of certificated shares unless the instrument of transfer is both (i) in respect of only one class of share, and (ii) lodged with the Company accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make such transfer. Pursuant to the COLT S.A. Articles, the Board may decline to register a transfer of the Company's shares if a restriction notice has been served on the shareholder unless the transfer is shown to the Board to be pursuant to an arm's length sale (as defined in the COLT S.A. Articles). Where the ordinary shares are held in uncertificated form the Board may refuse to register the transfer only if such transfer is not in accordance with the law dated 1 August 2001 on the circulation of securities and other financial instruments.

(vi)
Transmission. The COLT S.A. Articles contain provision for the transmission of shares. If a shareholder dies, the survivor or survivors (where he is a joint holder) and his personal representatives, where he is a sole holder, shall be the only persons recognised by COLT S.A. as having title to his shares. If a person is entitled to a share in consequence of the death or bankruptcy of a shareholder (or any other event giving rise to transmission by operation of law) they must prove to the satisfaction of the Board that they are entitled to that share, and the Board will then cause that fact to be noted in the register.

  A person entitled by transmission to a share may elect to become the holder, or nominate someone else to be registered as the holder.

(vii)
Variation of rights. All or any of the rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be varied either with the consent of the holders of not less than three-fourths in nominal value of the issued shares of that class passed at a separate extraordinary general meeting of the holders of those shares or in writing by the holders of those shares. All the provisions of the COLT S.A. Articles as to general meetings of the Company shall, with any necessary modifications, apply to any such separate general meetings.

(viii)
Compulsory sale and purchase. The Company may sell certificated shares in the Company on behalf of the holder of, or person entitled by transmission to, the shares if, during the twelve years preceding the placing of an advertisement in a national newspaper in Luxembourg and the area of the last known address of the holder or person entitled by transmission, the holder or person entitled by transmission cannot be located.

  The holder or person entitled by transmission cannot be located if: (a) at least three cash dividends have become payable in respect of the shares and each has not been claimed and (b) (so far as the Board is aware) the Company has not received any communication from the holder of, or person entitled by transmission to, the shares. The Company must also give notice to the relevant stock exchange of its intention to make the sale.

(ix)
Pre-emptive rights. Under the COLT S.A. Articles, shareholders are entitled to pre-emptive rights in respect of future issues of ordinary shares for cash. However, the Board may, in its own discretion, exclude those pre-emption rights, in particular:

(a)
to issue ordinary shares for cash either in a private transaction or public offering in order to enlarge or diversify the shareholder base through the entry of new investors;

(b)
in connection with a rights issue, open offer or other offer where the Board excludes pre-emption rights in order to deal with fractional entitlements, legal, regulatory or practical problems in any overseas territory, or because of shares being represented by COLT S.A. DIs or to deal with the requirements of any regulatory body or stock exchange or for any other reason; and

(c)
to issue ordinary shares in connection with participation, financing, joint venture or other strategic proposals, strategies or projects and/or to secure financing if the Board determines it to be in the best interests of COLT S.A..

(x)
Changes in share capital. The Company may by resolution in extraordinary general meeting in the manner required for amendment of the COLT S.A. Articles, increase, reduce, consolidate or sub-divide its shares or any of them. The Company may also, with the consent of shareholders at an extraordinary general meeting in the manner required for amendment of the COLT S.A. Articles, cancel any shares which, at the date of the resolution, have not been taken or agreed to be taken by any person.

(D)  Capitalisation of reserves

The Company may, on the recommendation of the Board and the passing of a resolution in extraordinary general meeting, capitalise all or any part of any amount standing to the credit of any reserve or fund, and accordingly the amount to be capitalised to be set free for distribution among shareholders on the footing that it is applied in or towards paying up in full unissued shares, debentures or other obligations of the Company to be allotted among shareholders.

(E)  Bonds

A resolution of the Board is all that is required to issue bonds or debentures. The Board will determine the rate of interest, conditions of issue and repayment and all other terms and conditions of any bonds.

(F)   Amendment of COLT S.A. Articles

The COLT S.A. Articles may be amended by a resolution of the shareholders, subject to the quorum requirements outlined in paragraph 5.1(c)(i) of this Part XV above for an extraordinary general meeting.

(G)  Rights of inspection

Shareholders do not have any right of inspection of any accounting record or other document of COLT S.A., unless authorised by law, or by the Board, or by a resolution of the shareholders in general meeting.

(H)  General Meetings

General meetings of the Company will either be ordinary general meetings, of which the annual general meeting is one, or extraordinary general meetings. The Board shall convene, and the Company shall hold, ordinary general meetings as annual general meetings once in every year. In addition, ordinary general meetings and extraordinary general meetings may be called as often as the interests of the Company demand.

The Board may direct that persons wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the Board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to, or to authorise some one or more persons who shall include a director, the secretary or the chairman of the meeting to, refuse entry to, or to eject from, such general meeting any person who fails to submit to such searches or to otherwise comply with such security arrangements or restrictions.

The COLT S.A. Articles state that the holders of COLT S.A. DIs have the right to be present and to speak at a shareholder meeting of the Company. They will not be entitled to vote or exercise other shareholder rights in person at such meeting.

(I)    Proxies

Shareholders are entitled to appoint proxies to attend meetings on their behalf. The proxy must be in writing and signed (or executed correctly if the shareholder is a company). The proxy form must be received at the registered office or such other place in the United Kingdom or Luxembourg as may be specified in the notice convening the meeting (or at an address specified for electronic communications, if specified) at least 48 hours before the meeting. If the proxy form is not received according to the COLT S.A. Articles, it will be invalid. Proxies are valid for a maximum of 12 months from receipt, and are valid for use at an adjourned meeting or poll after a meeting within 12 months, if it was valid for the original meeting.

(J)   Record date

Under the COLT S.A. Articles, the Company is entitled to close the shareholder register(s) (or fix a date in lieu of closing the register) for a period not greater than sixty days before any shareholder meeting, or the date for payment of a dividend, or the date for allotment of rights, or the date when any change or conversion or exchange of shares will go into effect, or in connection with obtaining the consent of the shareholders for any purpose.

This is done for the purpose of fixing a record date for the determination of shareholders entitled to notice of any meeting, or payment of any dividend, or to receive allotment of rights, or to exercise rights in respect of any conversion, change or exchange of shares, or to give consent, as applicable. The shareholders on the register on the record date will be so entitled.

(K)  Shareholder proposals and the right to remove Directors and auditors

The Board of the Company is obliged to call an extraordinary general meeting, to be held within thirty days after receipt of such request, whenever a group of shareholders representing at least one-fifth of the issued and outstanding shares entitled to vote at the meeting requests such a meeting in writing, indicating the agenda of the proposed meeting.

The shareholders may remove any one or more of the directors or the auditors of the Company, with or without cause, by the approval of the holders of more than 50 per cent. of the shares present or represented at the meeting at which the resolutions relating to such removal is properly put before shareholders.

(L)   Requirement to furnish information

The Company may by notice in writing require a person who the Company knows or has reasonable cause to believe to be or, at any time during the three years immediately preceding the date on which the notice is issued, to have been interested in shares comprised in the Company's share capital to provide certain information and confirmations including:

(i)
confirmation that he or she is (or was at any time during the preceding three years) interested in COLT S.A. Shares or indication that such is not the case, and

(ii)
where he holds or has during that time held an interest in shares so comprised, to give such further information as may be required in accordance with the COLT S.A. Articles.

Such a notice may require the person to whom it is addressed:

(i)
to give particulars of his own past or present interest in shares comprised in relevant share capital of the Company held by him at any time during the three year period mentioned in the COLT S.A. Articles;

(ii)
where the interest is a present interest and any other interest in the shares subsists or, in any case, where another interest in the shares subsisted during that three year period at any time when his own interest subsisted to give (so far as lies within his knowledge) such particulars with respect to that other interest as may be required by the article;

(iii)
where his interest is a past interest, to give (so far as lies within his knowledge) particulars of the identity of the person who held that interest immediately upon his ceasing to hold it.

The particulars referred to include particulars of the identity of persons interested in the shares in question and of whether persons interested in the same shares are or were parties to any agreement which includes provision for the acquisition by a party of interests in shares of the Company or to any agreement relating to the exercise of rights conferred by the holding of the shares.

Where a shareholder fails to comply with such a notice or gives a false or inadequate response, the Company may serve a restriction notice on that shareholder. The restrictions comprised in the notice served on a holder of shares or COLT S.A. DIs mean that that shareholder may no longer be allowed to vote at company meetings, the payment of dividends may be restricted or denied, and the Board may refuse to register the transfer of any certificated shares (unless the transfer is at arm's length). A restriction notice may also be served on a shareholder who does not comply with the requirement to furnish information in respect of US holders outlined in (M) below, or who fails to make notification under the requirements outlined in (N) below.

(M)  Limitation of shareholdings by US holders

The purpose of these provisions in the COLT S.A. Articles is to restrict the number of US holders (as defined in the COLT S.A. Articles) so as to enable the Company to suspend or terminate its obligations under the Exchange Act and to prevent any such obligations arising in the future.

The Board may by notice in writing require any shareholder or other person appearing to be or have been interested in shares in the Company to disclose to the Company in writing such information as the Board shall require relating to the ownership of, or interests in, the shares in question as lies within the knowledge of such shareholder or other person.

Whether or not such a notice has been given, the Board may by notice in writing require any shareholder or other person appearing to be interested or appearing to have been interested in the shares in the Company to show to the satisfaction of the Board that the shares are not Relevant shares (as defined in the COLT S.A. Articles but broadly meaning shares held by a US holder). Any person on whom such a notice has been served and any other person who is interested in the shares may make representations to the Board as to why such shares should not be treated as Relevant shares.

Each shareholder shall notify the Company immediately upon becoming aware that any share registered in his name is or has become a Relevant share or has ceased to be a Relevant share.

The Board shall maintain a register of US holders in which there shall be entered particulars of any shares which are or have been deemed to be Relevant shares.

The Board may give notice to any holders of Relevant shares and to any other person appearing to be interested in Relevant shares calling for a Required Disposal (as defined in the Articles but broadly meaning a disposal of the Relevant shares such that they are no longer held by US holders).

If the Board is not satisfied that a Required Disposal has taken place within the time limit specified in the notice, no transfer of those Relevant shares may be made or registered (other than a Required Disposal). The Board may also arrange for the sale of the Relevant shares on behalf of the registered holder so they cease to be Relevant shares.

(N)  Interests in shares of three per cent. or more

Under the COLT S.A. Articles, where a person acquires an interest in shares of COLT S.A. or ceases to be interested in such shares, and such interest is a material interest, he has a notifiable interest at any time when the aggregate nominal value of the shares in which his interest subsists is equal to or more than 3 per cent. of the nominal value of the issued share capital of the Company (or 3 per cent. of the nominal value of the issued share capital of that class, if the shares fall into a separate class of shares).

Under the COLT S.A. Articles, broadly a material interest is any interest other than an interest held by a person who is managing investments belonging to another, or is the operator of an investment scheme or vehicle.

The obligation of disclosure to the Company arises when an event occurs and a person has a notifiable interest after that event, or ceases to have a notifiable interest after that time, or that event causes the percentage levels of that person's interest to change. The notification must be made within two days following the day on which the obligation of disclosure arises.

The notification must specify the share capital to which it relates and state the number of shares in which the person has material interests. It must also state the identity of each registered holder of the shares to which it relates, the number held by them and the number in which the person giving the notification has such an interest.

The interest of a person in shares extends to that person's spouse, civil partner and infant child or step-child. A person is also taken to be interested in shares if a body corporate is interested in them and that body or its directors are accustomed to act in accordance with his instructions, or he is entitled to exercise or control the exercise of one-third of the voting power at its general meetings, and this is extended to subsidiaries of that body corporate.

Where the obligation of disclosure arises from an agreement or arrangements including provision for the acquisition of interests in shares in the Company, each party is taken to be interested in shares in the Company. A person party to such an agreement is under an obligation to notify every other party to the agreement of the particulars of his interest in shares in the Company apart from the agreement, and to keep them informed of his interest.

For the purposes of the COLT S.A Articles, the phrase "interested in shares" is defined. This definition will apply to the requirement to furnish information outlined at (L) above, the limitation on shareholdings by US holders outlined at (M) above, and the provisions relating to interests in shares of three per cent. or more outlined in this section.

Under the COLT S.A. Articles, "interested in shares" is extremely widely defined and extends to interests of any kind. In particular, under the COLT S.A. Articles the following applies for the purposes of determining whether a person is "interested in shares":

(a)
an interest in shares includes an interest in COLT S.A DIs;

(b)
a person is taken to be interested in shares if he enters into a contract for their purchase by him;

(c)
or, not being the registered holder, he is entitled to exercise any right conferred by the holding of shares or entitled to control the exercise of any such right;

(d)
a person is taken to have an interest in shares if, otherwise than having an interest under a trust, he has a right to call for delivery of the shares to himself or to his order, or he has a right to acquire an interest in shares, or is under an obligation to take an interest in shares;

(e)
a person is entitled to exercise or control the exercise of any right if he has a right the exercise of which would make him so entitled, or is under an obligation the fulfilment of which would make him so entitled;

(f)
joint holders are taken each of them to have an interest and it is immaterial that shares in which a person has an interest are unidentifiable;

(g)
a person is interested in shares if a body corporate is interested in them and that body or its directors are accustomed to act in accordance with his directions or instructions or he is entitled to exercise or control the exercise of one-third or more of the voting power at general meetings of that body corporate. A person is interested in shares of a body corporate if it is a subsidiary of a body corporate in which the person is entitled to exercise or control the exercise of one-third or more of the voting power. A person is entitled to exercise or control the exercise of voting power if he has a right the exercise of which would make him so entitled, or he is under an obligation, the fulfilment of which would make him so entitled;

(h)
where property is held on trust and an interest in shares is comprised in the property, a beneficiary of the trust who, apart from this definition, does not have an interest is taken as having such an interest; and

(i)
a person is taken to be interested in shares in which his spouse or civil partner or any infant child or infant step child is interested.

(O)  Dispute Resolution

Any disputes between a shareholder and the Company and/or the Board or any of the directors individually arising out of or in connection with the COLT S.A. Articles and between the Company and the Board or any individual director of COLT S.A. in their capacity as such (including claims made by or on behalf of the Company against the Board or any director of COLT S.A.) and between a shareholder or the Company and the Company's professional service providers must be resolved under the Rules of Arbitration of the International Chamber of Commerce, as amended from time to time.

If a court in another jurisdiction determines the provisions in the COLT S.A. Articles relating to arbitration are invalid or unenforceable, then any claim must be brought in the courts of Luxembourg.

5.2  Proposed amendments to the COLT S.A. Articles

It is proposed that COLT S.A. will become a 1929 billionaire company prior to the transfer of the Open Offer Shares to Qualifying Shareholders and the Scheme becoming effective. In order to become a 1929 billionaire company, an amendment must be made to COLT S.A. Articles. This amendment is to the objects clause to the effect that COLT S.A.'s operations will remain within the limits set out by the law on holding companies of 31 July 1929, as amended. More specifically, these limits are that the company's objects are exclusively the taking of participations in whatever form in other Luxembourg or foreign companies and the management and the development thereof in such a way that the company has no proper industrial activity and has no commercial establishment open to the public. In addition, it is intended that the end of COLT S.A.'s financial year will be amended at this time, and this will also require an amendment to the COLT S.A. Articles.

5.3  The Takeover Directive

(A)
Background

The Takeover Directive is due to be implemented by Member States by 20 May 2006. The directive will apply to takeover bids (however structured) for all or some of the transferable voting securities of any company governed by the laws of a Member State if all or some of those securities are admitted to trading on a regulated market in a Member State.

The City Code, as currently in force, will not apply to COLT S.A. The City Code only applies to a company if it is incorporated in the UK, the Channel Islands or the Isle of Man, and has its place of central management in one of those jurisdictions. However, after the implementation of the Takeover Directive, the Takeover Panel will have jurisdiction over certain aspects of any offer for the COLT S.A. Shares as described in this paragraph 5.3.

(B)
Jurisdiction

Under the Takeover Directive if a target company's transferable voting securities are not listed in the Member State in which the target company has its registered office, any bid for those securities will be within the jurisdiction of more than one Member State and the following rules will apply:

  (1)
  the competent authority of the Member State in which the target company has its registered office (the "home authority", being, in COLT S.A.'s case, the CSSF) will supervise the following aspects of the bid:

  (i)
  the level of information to be provided to target company employees;

  (ii)
  matters relating to company law, in particular, the percentage of voting rights that confers "control" for the purposes of the national rules made under the Takeover Directive and any derogation from the obligation to launch a bid; and

  (iii)
  the ability of the target board to take frustrating action.

  (2)
  the competent authority of the Member State in which the target company has its listing (the "host authority" being, in COLT S.A.'s case, the Takeover Panel) will only supervise the "bid procedure" aspects of the bid, which, under the Takeover Directive, include:

  (i)
  the consideration offered, especially price; and

  (ii)
  matters relating to bid procedure, in particular, information on the offeror's decision to make a bid, the contents of the offer document and disclosure of the bid.

(C)
Approach to optional articles of the Takeover Directive

Member States can choose whether to opt in or out of certain provisions of the Takeover Directive.

The Takeover Directive contains provisions prohibiting target companies from taking action to frustrate a bid ("frustrating action") without shareholder approval. A Member State may opt out of the frustrating action provisions but those that do not must apply the prohibition from no later than the announcement of a bid, although Member States are permitted to apply the prohibition from an earlier stage such as when the target board becomes aware that a bid is imminent. In either case, the prohibition continues to apply until the bid completes or lapses.

The Takeover Directive also contains "breakthrough rules" which provide that, during the period for acceptance of a bid:

  (1)
  restrictions on transfers of shares, whether contained in the constitution of the target or in a shareholders' agreement, may not be applied vis-à-vis the offeror; and

  (2)
  restrictions on voting rights do not apply, and the exercise of multiple voting rights is prohibited, at any general meeting to approve any frustrating action.

Luxembourg is expected to opt out of both the frustrating action provisions and the breakthrough rules of the Takeover Directive. If it does so, it will be required, under the Takeover Directive, to allow companies to opt in to such provisions by means of a shareholder resolution. If Luxembourg opts out of one or both of the frustrating action provisions and the breakthrough rules, COLT S.A. has confirmed to COLT that it intends to opt in so that the rules against frustrating action and the breakthrough rules apply. Under the Takeover Directive, if the shares of a company which has opted back in to such provisions are the subject of a bid from a company which itself is not subject to the frustrating action and/or breakthrough rules, those provisions will (if the rules of its Member State provide) only apply to the target to the same extent as they do to the offeror.

(D)
Current protections under the City Code and equivalent measures under the Takeover Directive

There are currently no provisions for the squeeze out of minority shareholders under Luxembourg law. However, the draft bill implementing the Takeover Directive in Luxembourg states that if a shareholder acquires 95 per cent. of the share capital carrying voting rights in the target, such shareholder can compulsorily acquire the remaining 5 per cent.

Under the Takeover Directive if a person (or persons acting on concert) acquires a controlling stake in a target company it must launch a bid to all other shareholders at the "equitable price". The "equitable price" is the highest price paid by the offeror during a period of between six and twelve months prior to the bid (the exact duration of the period will be fixed by the relevant competent authority). If an offeror purchases shares during the offer period at a price which is above the offer price, it will be required to increase its offer price to not less than the highest price so paid. The competent authority also has power to increase or reduce the equitable price according to pre-determined criteria. The competent authority for COLT S.A. for these purposes will be the Takeover Panel.

It is expected that the legislation implementing the Takeover Directive in Luxembourg will provide that if a person (or persons acting in concert) acquires transferable voting securities of a company which, when added to its (or their) existing holdings, directly or indirectly, give such person (or persons) 33 1/3 per cent. or more of the voting rights in that company, giving him/her control of that company, such person will be required to make a bid for all the transferable voting securities of that company (a "mandatory bid").

The obligation to make a mandatory bid should not apply to controlling holdings already in existence on the date on which the Luxembourg legislation implementing the Takeover Directive comes into force and should not apply to controlling holdings acquired prior to admission of some or all of the relevant company's transferable voting securities to a regulated market. While the Fidelity Parties will not have a controlling holding of COLT S.A. Shares at the time the Luxembourg legislation implementing the Takeover Directive is expected to come into force, they will have a controlling holding of the COLT Shares immediately upon the Scheme becoming effective. COLT S.A. has been advised that, if the draft bill referred to above is implemented in its expected form, then the Fidelity Parties will not be required to make a mandatory offer for the COLT S.A. Shares in such circumstances.

In addition, following the Scheme becoming effective the Fidelity Parties together will control more than 50 per cent. of the voting rights of COLT S.A. COLT S.A. has been further advised that, if the draft bill referred to above is implemented in its expected form, then the Fidelity Parties will be able to acquire additional COLT S.A. Shares (including under the Purchase Agreement) without incurring any obligation to make a mandatory bid. This replicates the current position in the UK as the Fidelity Parties are able to acquire additional COLT Shares without incurring an obligation to make a mandatory offer under Rule 9 of the City Code, as currently in force.

6.     Share capital of COLT

As at 2 May 2006, being the latest practicable date prior to the publication of this Prospectus, the authorised share capital of COLT was £51,875,000 divided into 2,075,000,000 ordinary shares of 2.5 pence each of which 1,522,138,292 were issued and outstanding.

7.     Directors and Proposed Directors

7.1  The Directors

(A)
Names and functions

The names and functions of the Directors are as follows:

Barry Bateman	Non-Executive Chairman
Antony Bates	Executive Director—COLT Chief Administrative and Financial Officer
Andreas Barth	Non-Executive Director
Vincenzo Damiani	Non-Executive Director
Gene Gabbard	Non-Executive Director
H. Frans van den Hoven	Non-Executive Director

The signature by the Chairman or the signature of any one Director duly authorised by the Board shall in all cases bind the Company against third parties whether or not powers have been specifically delegated for that purpose.

(B)
Brief biographical details of the Directors

Brief biographical details of each of the Directors are set out below:

Each of the current Directors was appointed to the Board on 13 April 2006.

(i)    Chairman

Barry Bateman, Chairman, 60, was appointed to the board of directors of COLT on 27 September 1996 and as Chairman on 1 January 2003. Barry joined the FIL Group in 1981 and is now vice-chairman of FIL. He also holds a number of directorships within the FIL Group and of its managed funds. Barry is a director of the Investment Management Association and a previous chairman of the Association of Unit Trusts and Investment Funds (now IMA).

(ii)   Directors

Antony Bates, 49, is a Chartered Accountant and was appointed to the board of directors of COLT on 1 May 2004. Antony was previously group finance director of EMI Group Plc.

Andreas Barth, 61, was appointed to the board of directors of COLT on 1 September 2003. Andreas is a member of the supervisory board of TDS Informationstechnologie AG. Andreas was previously senior vice-president of Compaq Computer Corporation.

Vincenzo Damiani, 66, was appointed to the board of directors of COLT on 23 July 2002. Vincenzo is a director of Objectway SpA, LHS GmbH and Data Services SpA. Vincenzo is a former non-executive director of Banca di Roma SpA. He was previously corporate vice-president of EDS Italy SpA.

Gene Gabbard, 65, was appointed to the board of directors of COLT on 6 January 2005. Gene is a member of the boards of Trillion Partners, Inc., PRE Holdings, Inc. and Knology, Inc. and a special limited partner of Ballast Point Ventures, LP.

H. Frans van den Hoven, 83, was appointed to the board of directors of COLT on 30 September 1996. Frans is a member of the board of Hunter Douglas N.V. and a non-executive independent director of three funds managed by FIL.

7.2  The Proposed Directors

(A)
Names and functions

The names and functions of the Proposed Directors are as follows:

Jean-Yves Charlier	Executive Director—COLT Chief Executive Officer
Hans Eggerstedt	Non-Executive Director
Robert Hawley	Non-Executive Director
Timothy Hilton	Non-Executive Director
John Remondi	Non-Executive Director
Richard Walsh	Non-Executive Director

Once the above named Proposed Directors have been appointed to the Board, the signature by any one of them duly authorised by the Board shall in all cases bind the Company against third parties whether or not powers have been specifically delegated for that purpose.

(B)
Brief biographical details of the Proposed Directors

Brief biographical details of each of the Proposed Directors are set out below:

Jean-Yves Charlier, 42, is on secondment from FIL and was appointed to the board of directors of COLT on 30 August 2004. Jean-Yves was previously chief of operations of the Global Services division of BT Group and is a former non-executive director of Radianz Limited and Swan S.A..

Hans Eggerstedt, 68, was appointed to the board of directors of COLT on 2 June 2003. Hans is a member of the advisory council of the ING Group, a member of the supervisory board of Deutsche Unilever GmbH and a non-executive director of Jeronimo Martins, SGPS, S.A.

Dr. Robert Hawley, 69, was appointed to the board of directors of COLT on 21 August 1998. Robert is Chairman of Berkeley Resources Limited and a non-executive director of Rutland Trust PLC. Robert was previously chief executive of British Energy and of Nuclear Electric and a non-executive director of Gr@ce Holdings PLC.

Timothy Hilton, 53, was appointed to the board of directors of COLT on 26 May 1999. Timothy is president of Fidelity Strategic Investments, an affiliate of FMR, which holds interests in telecommunications, real estate and other businesses outside financial services. Timothy was previously a partner of the US corporate law firm Sullivan & Worcester LLP.

John Remondi, 69, was appointed to the board of directors of COLT on 31 December 2004. John is senior vice president and managing director of FMR and is a director of Asia Telecom Group, MetroRED Telecom Group, The Strober Organisation, W.R. Hambrecht, Geerlings & Wade and ProBuild Holdings, Inc.

Richard Walsh, 59, was appointed to the board of directors of COLT on 1 June 2005. Richard is a managing director of Fidelity Strategic Investments, and a director of FIL.

7.3  Business address

The current business address of each of the Directors is, and the business address of each of the Proposed Directors on their appointment as Directors of COLT S.A. will be, Kansallis House, Place de l'Etoile L-1479, Luxembourg.

7.4  Other directorships and partnerships

Other directorships held by each of the Directors and the Proposed Directors in the five years preceding the date of this Prospectus in respect of companies other than COLT S.A., COLT and other members of the COLT Group are as follows:

Director/Proposed Director	Current directorships and partnerships	Previous directorships and partnerships
Barry Bateman	FIL
Fidelity Investment Management Limited
Fidelity Villa Mumm Limited
Fidelity Investments International GmbH
Mutual Fund Technologies Limited
Fidelity International Ventures Limited
FIL Ventures Limited
FIL Trust Company Limited
Fidelity Funds
Fidelity Funds II
Fidelity Advisor World Funds (Bermuda) Limited
Investment Management Association
St. Paul's Cathedral Foundation	Bricklets.com Limited**
Dosh.com Limited
Fidelity Advisor World Europe Fund (Bermuda) Limited**
Fidelity Advisor World Global High Income Fund (Bermuda) Limited**
Fidelity Advisor World US Intermediate Bond Fund (Bermuda) Limited**
Fidelity Advisor World US Large Cap Stock Fund (Bermuda) Limited**
Fidelity Advisor World US Treasury Money Fund (Bermuda) Limited**
Fidelity Brokerage Services Limited
Fidelity Distributors International Limited
Fidelity European Values PLC
Fidelity Investments Europe Limited
Fidelity Investments International
Fidelity Investments Life Insurance Limited
Fidelity Investment Services Limited
Fidelity Nominees Limited
Fidelity Pensions Management
Fidelity PEP Nominees Limited
Fidelity Portfolio Management Limited
Financial Administration Services Limited
FISC Ireland Limited
Fidelity Investments (C.I.) Limited
Fidelity Nominees (C.I.) Limited
Fidelity Investments Luxembourg SA
Fidelity Investments Securities Investment Trust Co. Limited
Fidelity Securities Limited
FPM Nominees Limited
Global Brokerage Services Limited**
Mutual Fund Technologies (UK) Limited
Soclear Nominees Limited
Tadworth One Limited
Tadworth Two Limited
Andreas Barth	TDS Informationstechnologie AG	Apollis AG Compaq Computer GmbH Compaq Computer GesmbH Compaq Computer SpA Netembassy AG Syntion AG Yollo AG Yollo Inc.
Antony Bates	Cheiron Consulting Limited* Starlings (Holtwood Road) Res. Association Shambhala Education and Resort Private Limited	EMI Group Plc EMI Music Italy SpA Virgin Holdings, Inc. Delabel Editions SA
Jean-Yves Charlier		BT Nederland N.V. Radianz Limited Equant Security Services Limited Equant Integration Services Limited Swan SA
Vincenzo Damiani	Objectway SpA LHS GmbH Data Services SpA Vida Consulting Srl	EDS Italy SpA Banca di Roma SpA Augeo Holding BV Magiste International SARL
Hans Eggerstedt	Jeronimo Martins, SGPS, S.A. Deutsche Unilever GmbH	Rodamco Europe N.V. bolero.net Limited Bolero International Limited

Gene Gabbard	Trillion Partners, Inc. PRE Holdings, Inc. Knology, Inc. Ballast Point Ventures, LP.	Dali Hook Partners ITC Holding Company South Atlantic Venture Funds, LP.
Robert Hawley	Carron Energy Limited Foundation for Science and Technology Rutland Trust Plc The Industrial Trust Berkeley Resources Limited	Rocktron plc Taylor Woodrow plc The Engineering and Technology Board Creative Value Network (CVN) Limited Gr@ce Holdings PLC
Timothy Hilton	Advanced MobileComm Techologies, Inc.
Advanced MobileComm Technologies, LLC
Asia Telecom Group, Ltd.
ATG, Ltd.
Ballyrock Investment Advisors LLC
Commonwealth Flats Development Corporation
Commonwealth Flats Development East Corp.
Commonwealth Flats Development Hotel Corp.
Commonwealth Flats Development West Corp.
Fidelity 3 Ygnacio Center, Inc.
Fidelity Capital Associates, Inc.
Fidelity Capital Far East, Inc.
Fidelity Capital Investors, Inc.
Fidelity Communications Holdings, Inc.
Fidelity Investments Asia Funding Corp.
Fidelity Investors Management Corp.
Fidelity Ventures Funding Corp.
Fidelity Ventures Mexico, S. De R.L. de CV
Fidelity Walnut Creek Properties, Inc.
FIML Natural Resources, LLC
FTT Ventures, Limited
Geode Capital Holdings LLC
Geode Capital Management, LLC
KVH Co., Ltd.
MetroRED Group Ltd.
MetroRED Telecom Group Ltd.
MetroRED Telecom Services, Inc.
MetroRED Telecom, Inc.
MexicoRED de Telecommunicaciones, S. de R.L. de CV
MR Group Finance B.V.
MR Group Finance N.V.
Pembroke Real Estate, Inc.
Pier Development Co., Inc.
Redes de Telecomunicacion, S. de R.L. de CV
	Telecomunicaciones Metropolitanas S. de R.L. de CV	FMR Properties, Inc. Fidelity Realty Group, Inc. Pier Five Services, Inc.
John Remondi	FMR
Asia Telecom Group, Ltd.
ATG, Ltd
The Strober Organisation, Inc.
W R Hambrecht + Company
Geerlings & Wade, Inc.
MetroRED Telecom Group Limited
Pro-Build Holdings, Inc.
Strober Building Supply, Inc.
The Contractor Yard, Inc.
EnVivo Pharmaceuticals, Inc.
Fidelity Biosciences Corp.
Fidelity Investors Management Corp.
Fidelity Venture Associates, Inc.
MetroRED Group Ltd.	Geode Capital Management Corporation
Geode Capital Management, LLC
Geode Capital Holdings, LLC
Akard Investments, Inc.
Allegheny Investments, Inc.
Ballyrock Investment Advisors, LLC
Carbon Investments, Inc.
Empire Fidelity Life Insurance Company
FIML Natural Resources, LLC
FTT Ventures, Limited
Fidelity Capital Associates, Inc.
Fidelity Capital Far East, Inc.
Fidelity Investments Life Insurance Company
Fidelity Investors Management, LLC
Fontenelle, Inc.
Gaslight Investments, Inc.
Historic Hotels Investments, Inc.
Pembroke Real Estate, Inc.

H. Frans van den Hoven	Hunter Douglas N.V. Fidelity Funds Fidelity Funds II Fidelity Advisor World Funds (Bermuda) Limited	Fidelity Advisor World Europe Fund (Bermuda) Limited**
Fidelity Advisor World Global High Income Fund (Bermuda) Limited**
Fidelity Advisor World US Intermediate Bond Fund (Bermuda) Limited**
Fidelity Advisor World US Large Cap Stock Fund (Bermuda) Limited**
Fidelity Advisor World US Treasury Money Fund (Bermuda) Limited**
Richard Walsh	FIL Fidelity International Ventures Limited FIL Ventures Limited Mutual Fund Technologies Limited	—

*
Subject to a petition for winding up.

**
Dissolved or in voluntary liquidation.

7.5  Confirmations

(A)
As at the date of this Prospectus, no Director or Proposed Director:

(i)
except as disclosed in paragraph 7.4 of this Part XV, has been at any time in the five years prior to the date of this Prospectus, a director (or otherwise a member of any administrative, management or supervisory body) or partner of any companies or partnerships other than directorships or partnerships of any member of the COLT Group from time to time; or

(ii)
has any convictions in relation to fraudulent offences; or

(iii)
has been associated with any bankruptcies, receivership or liquidations acting in the capacity of any of the positions set out against the name of the Director or Proposed Director in paragraph 7.4 above; or

(iv)
has been the subject of any official public incrimination or sanctions by any statutory or regulatory authorities (including, where relevant, designated professional bodies); or

(v)
has ever been disqualified by a court from acting as a member of the administrative management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer.

(B)
As set out above, Messrs. Bateman, Charlier, Hilton, Remondi and Walsh are directors of or employed by certain of the Fidelity Parties and, as such may have interests in the transactions described in paragraph 10 below.

(C)
Except for the directorships and partnerships listed in paragraph 7.4 above, no Director or Proposed Director has any potential conflicts of interest between any of the Directors' or Proposed Directors' duties to COLT S.A. and their private interests or other duties.

(D)
Jean-Yves Charlier is on secondment from FIL and Fidelity Investment Management Limited. Barry Bateman is employed by FIL and Fidelity Investment Management Limited. Timothy Hilton, John Remondi and Richard Walsh are employed by FMR. Save as set out in this paragraph (D), there is no arrangement or understanding between COLT S.A. and any other major shareholder, customer, supplier or third party, pursuant to which any Director was selected as a Director or any Proposed Director was selected as a Proposed Director.

(E)
There are no family relationships between or among any Directors and/or Proposed Directors.

8.     Interests in Shares

8.1  Interests of Directors and Proposed Directors

(A)
After the transfer of the Open Offer Shares to Qualifying Shareholders under the terms of the Open Offer and, if relevant, to US Holders under the US Private Placement and to certain of the Fidelity Parties under the Purchase Agreement, and on the Scheme becoming effective, assuming that (i) no further COLT Shares have been purchased or issued after 2 May 2006, the latest practicable date prior to the publication of this Prospectus; (ii) each of the Directors and Proposed Directors entitled to participate in the Open Offer applies all his Open Offer Entitlements in purchasing Open Offer Shares under the Open Offer; (iii) the Offer Price is 214 pence (being three times the Closing Price of a COLT Share on 2 May 2006, the latest practicable date prior to the publication of this document rounded down to the nearest penny); and (iv) no further COLT S.A. Shares are purchased or issued other than under the Scheme and/or the Open Offer Shares, the Directors and the Proposed Directors will have the following beneficial interests in COLT S.A. Shares:

Director/Proposed Director	Number of COLT Shares	Number of COLT S.A. Scheme Shares	Number of Open Offer Shares	Number of COLT S.A. Shares after the Open Offer and the Scheme	Percentage of issued share capital of COLT S.A.
Barry Bateman	—	—	—	—	—
Jean-Yves Charlier	740,000	246,666	69,158	315,824	0.05
Antony Bates	260,000	86,666	24,299	110,965	0.02
Andreas Barth	65,482	21,827	6,119	27,946	0.00
Vincenzo Damiani	139,212	46,404	13,010	59,414	0.01
Hans Eggerstedt	57,374	19,124	5,362	24,486	0.00
Gene Gabbard(*)	46,742	15,580	—	15,580	0.00
Robert Hawley	115,145	38,381	10,761	49,142	0.01
Timothy Hilton(*)	46,080	15,360	—	15,360	0.00
John Remondi(*)	200,000	66,666	—	66,666	0.01
H. Frans van den Hoven	130,796	43,598	12,223	55,821	0.01
Richard Walsh(*)	—	—	—	—	—

The interest of the Directors and the Proposed Directors together represent approximately 0.12 per cent. of the issued share capital of COLT in existence as at 2 May 2006, the latest practicable date prior to the publication of this Prospectus.

$_$_DATA_CELL,17,1,1 $_$_DATA_CELL,17,1,6 (*)    US Holders and, therefore, not entitled to participate in the Open Offer.

$_$_DATA_CELL,18,1,1

(B)
In addition to their having an interest in 1,800,831 COLT Shares as detailed above, certain of the Directors and certain of the Proposed Directors also have the following interests in COLT Shares under the terms of the COLT Share Schemes as at 2 May 2006, the latest practicable date prior to the publication of this Prospectus.

  COLT Option Plan(1)

Director/Proposed Director	Number of COLT Shares as at 26 April 2006	Exercise Price (pounds)	Earliest Exercise Date(2)	Latest Exercise Date
Antony Bates	500,000	0.7667	4 May 2007 to 4 May 2009	4 May 2014
Jean-Yves Charlier	800,000	0.3800	31 August 2007 to 31 August 2009	31 August 2014
Vincenzo Damiani	40,000	0.4800	29 July 2003 to 29 July 2007	29 July 2012
Robert Hawley	68,060	7.4940	25 November 1999 to 25 November 2003	25 November 2008
H. Frans van den Hoven	16,000	8.5000	17 December 1996 to 17 December 2000	17 December 2006
	16,000	29.0000	17 December 1996 to 17 December 2000	17 December 2006
	16,000	14.8600	17 December 1996 to 17 December 2000	17 December 2006

  (1)
  The options were granted for no monetary consideration.

  (2)
  In the case of options granted under the Option Plan before July 2003, usually 20 per cent. of the shares under option become exercisable on each of the five anniversaries following the grant date. In the case of options granted since 2003, usually 50 per cent. of the shares under option become exercisable on the third anniversary of the grant date and 25 per cent. of the shares under option become exercisable on each of the fourth and fifth anniversaries of the grant date. In certain circumstances, including the death of the option holder, options may become exercisable earlier.

  Usually
  an option over shares is exercisable, or vests, only if a performance condition is met. For all grants of options made during 2005, a performance condition was applied based upon the achievement of a performance metric based on profit before tax.

  COLT Special Stock Grant

Director/Proposed Director(1)	Number of COLT Shares	Usual date of vesting	Exercise price
Antony Bates	4,000,000	24 March 2010	£0.495
Jean Yves Charlier	6,000,000	24 March 2010	£0.495

(1) To qualify for an award under the COLT Special Stock Grant both directors were required to purchase the following number of ordinary shares in COLT at market value:
Antony Bates 160,000 shares; and
Jean-Yves Charlier 240,000 shares.

  The COLT Deferred Bonus Plan

Director/Proposed Director	Number of COLT Shares available to be awarded	Usual date of vesting
Antony Bates	50,000	26 October 2007
Jean Yves Charlier	250,000	31 August 2007
(C)
The interests of the Directors and Proposed Directors set out in paragraphs 8.1(A) and (B) above are based upon the interests of the COLT Directors in COLT Shares which (a) have been notified by each COLT Director to COLT pursuant to section 324 or section 328 of the Companies Act before 2 May 2006, the latest practicable date prior to the publication of this Prospectus, or (b) are required pursuant to section 325 of the Companies Act to be entered into the register of directors; interests maintained under that section, or (c) are interests of a connected person (within the meaning of section 346 of the Companies Act) of a COLT Director which would, if the connected person were a COLT Director, be required to be disclosed under such sections of the Companies Act, and the existence of which is known to or could with reasonable diligence be ascertained by that COLT Director.

(D)
Save as set out in this paragraph 8.1, no Director, Proposed Director (nor any person connected with them) has any interest (beneficial or non-beneficial) in the share capital of COLT S.A.. Save as set out above, no Director, Proposed Director (or any person connected with them) holds an interest in any other securities of the COLT Group.

8.2  Substantial shareholdings

(A)
The Selling Shareholder, a wholly-owned subsidiary of COLT S.A. will offer Open Offer Shares to COLT Shareholders pursuant to the Open Offer, to US Holders pursuant to the US Private Placement (if any) and to certain of the Fidelity Parties under the Purchase Agreement.

(B)
In so far as is known to COLT S.A., by reference, where applicable, to relevant notifications made in relation to interests in COLT Shares pursuant to section 198 of the Companies Act, immediately following the sale of Open Offer Shares and on the Scheme becoming effective, assuming that (i) no further COLT Shares have been purchased or issued after 2 May 2006, the latest practicable date prior to the publication of this Prospectus, (ii) each such person takes up its entire entitlement to Open Offer Shares under the Open Offer and each of the Fidelity Parties takes up only such number of Open Offer Shares as is equivalent to the maximum number of Open Offer Shares to which it would have been entitled had it participated in (and been eligible to participate in) the Open Offer and that all other Open Offer Shares are taken up by the Qualifying Shareholders entitled thereto (disregarding for these purposes only the exclusion of any US Holders and Excluded Holders); (iii) the Offer Price is 214 pence (being three times the Closing Price of a COLT Share on 2 May 2006, the latest practicable date prior to the publication of this document rounded down to the nearest penny); and (iv) no further COLT S.A. Shares are purchased or issued other than the COLT S.A.

  Scheme Shares and the Open Offer Shares, the only persons who will be, directly or indirectly, interested in three per cent. or more of the COLT S.A. Shares will be:

Name	Number of COLT Shares	Number of COLT S.A. Scheme Shares	Number of Open Offer Shares	Number of COLT S.A. Shares after the Open Offer and the Scheme	Percentage of issued share capital of COLT S.A.
FMR(1)	468,382,745	156,127,581	43,774,088	199,901,669	30.77
FILP(2)	313,073,111	104,357,703	29,259,169	133,616,872	20.57
FIL(3)	108,491,223	36,163,741	10,139,366	46,303,107	7.13
Orbis Investment Management Limited(4)	136,707,504	45,569,168	12,776,402	58,345,570	8.98
Amvescap plc(5)	67,684,889	22,561,629	6,325,690	28,887,319	4.45

$_$_DATA_CELL,9,1,1 $_$_DATA_CELL,9,1,6 (1)   FMR's (82 Devonshire Street, Boston, Massachusetts 02109 USA) interest in COLT Shares is held: $_$_DATA_CELL,10,1,1 $_$_DATA_CELL,10,1,6         (a)   through a direct holding with respect to 172,798,722 COLT Shares; $_$_DATA_CELL,11,1,1 $_$_DATA_CELL,11,1,6         (b)   through the holding of a wholly owned subsidiary, Fidelity Management Trust Company, that as trustee holds 51,379,266 COLT Shares for The Colt, Inc. 2004 Annuity Trust, 112,652,264 COLT Shares for The Colt, Inc. 2003 Annuity Trust, 25,416,006 COLT Shares for The Colt, Inc. 2002 Annuity Trust and 41,348,918 COLT Shares for The Colt, Inc. 2001 Annuity Trust; and

$_$_DATA_CELL,12,1,1 $_$_DATA_CELL,12,1,6         (c)   through the holding of a wholly-owned subsidiary, Strategic Advisors, Inc., that as manager of three charitable foundations has sole voting power over 9,715,293 COLT Shares for the Edward C. Johnson Fund, 9,810,218 COLT Shares for the Fidelity Foundation and 45,262,058 COLT Shares for the Fidelity Non-Profit Management Foundation,

$_$_DATA_CELL,13,1,1 $_$_DATA_CELL,13,1,5         and therefore such companies are interested in COLT Shares, and following the sale of the Open Offer Shares (subject to the assumptions set out above) and on the Scheme becoming effective will be interested in COLT S.A. Shares.

$_$_DATA_CELL,14,1,1 $_$_DATA_CELL,14,1,6 (2)   FILP (82 Devonshire Street, Boston, Massachusetts 02109 USA) is a Delaware limited partnership, the general partner of which (Fidelity Investors Management, LLC) is owned by, and the limited partners of which are, certain shareholders and employees of FMR. By virtue of this relationship, FMR and Fidelity Investors Management, LLC are both interested in these shares.

$_$_DATA_CELL,15,1,1 $_$_DATA_CELL,15,1,6 (3)   FIL (Pembroke Hall, 42 Crow Lane, Pembroke, Bermuda HM-19), a Bermuda company, is related to FMR through certain common ownership. Its interest in COLT Shares is held through its own holding of 107,572,475 COLT Shares, FIL Foundation's holding of 709,482 COLT Shares over which FIL retains the voting rights through a voting trust and in 209,266 COLT Shares over which FIL exercises voting control but which are beneficially owned by the Money Builder UK Index Fund, a sub-fund of Fidelity Investments Fund OEIC.

$_$_DATA_CELL,16,1,1 $_$_DATA_CELL,16,1,6 (4)   Orbis Investment Management Limited (LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda).

$_$_DATA_CELL,17,1,1 $_$_DATA_CELL,17,1,6 (5)   Amvescap PLC (30 Finsbury Square, London EC2A 1AG) is a fund manager whose interest is a non-beneficial interest held either directly or through its subsidiary companies.

$_$_DATA_CELL,18,1,1

(C)
Subject to the terms of the Relationship Agreement, FMR, FILP and FIL, acting jointly, could exercise control over COLT S.A.. The terms of the Relationship Agreement are described in paragraph 10(C) below.

(D)
On 5 May 2006 COLT, S.A. FMR, FILP and FIL entered into a Relationship Agreement which provides, among other things, that as long as the Fidelity Parties own, or have voting control of, at least 50 per cent. of the COLT S.A. Shares, COLT S.A. is restricted from issuing any COLT S.A. Shares or other equity securities (including securities convertible into COLT S.A. Shares), subject to certain exceptions, without the prior written consent of those Fidelity Parties who are party to this agreement. Other than as provided in the Relationship Agreement, none of the holders of COLT Shares listed above will have voting rights that are different to those of any other holder of COLT S.A. Shares.

(E)
Save as disclosed in paragraphs 8.1 and 8.2 above, COLT S.A. is not aware of any person who is, or will be immediately following the sale of the Open Offer Shares and the Scheme, directly or indirectly, interested in three per cent. or more of the issued share capital of COLT S.A..

(F)
Save as disclosed in paragraphs 8.1 and 8.2 above, COLT S.A. is not aware of any person who could, or could following the Open Offer or the Scheme, directly or indirectly, acting jointly or with others or acting alone, exercise control over COLT S.A..

(G)
COLT S.A. is not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of COLT S.A..

9.     Transactions with Directors or Proposed Directors

(A)
Save as set out in paragraph 7.5(B) of this Part XV, no Director or Proposed Director has, or has had, any interest in any transaction effected by COLT S.A. or any member of the COLT Group which is or was unusual in its nature or conditions or significant to the business of the COLT Group and (in any such case) was effected during the current or immediately preceding financial year of COLT or during an earlier financial year and remains in any respect outstanding or unperformed.

(B)
There are no outstanding loans or guarantees granted or provided by any member of the COLT Group to or for the benefit of any Director or Proposed Director.

10.  Related Party Transactions

(A)  The Purchase Agreement

On 5 May 2006, CLF, COLT S.A., COLT, FMR and FIL entered into an agreement under which, subject to certain conditions being met (i) FIL has agreed to purchase, or procure that its affiliates purchase, such number of Open Offer Shares which it and its affiliates are entitled to purchase in respect of their Open Offer Entitlements under the Open Offer; (ii) FMR has agreed to purchase, or procure that its affiliates purchase, such number of Open Offer Shares that would be equivalent to the number of Open Offer Shares which FMR and its affiliates would have been entitled to purchase had they been eligible to participate in the Open Offer; and (iii) FMR and FIL have agreed to purchase, or procure that their respective affiliates purchase, all other Open Offer Shares (including those Open Offer Shares not sold to Qualifying Shareholders who are either US Holders or Excluded Holders) which are not acquired by other COLT Shareholders and any COLT S.A. Shares arising as a result of the consolidation of fractional entitlements to the Open Offer Shares, in each case, at the Offer Price free of expenses and on the terms and conditions of the Purchase Agreement.

Under the Purchase Agreement COLT S.A. and CLF have provided certain representations and warranties to FMR, FIL and their affiliates in respect of matters such as the information contained in this document, the unaudited interim financial information in relation to the COLT Group, the Open Offer Shares, compliance with all applicable laws and compliance with all material agreements to which any member of the COLT S.A. Group or the COLT Group (as relevant) is a party. COLT has also made certain warranties in relation to matters concerning it and the COLT Group.

COLT S.A. and CLF have also agreed to indemnify FMR, FIL and their affiliates (the "Indemnified Persons") against all losses, damages and claims which the Indemnified Persons may incur as a result of anything done or omitted to be done in connection with the obligations of FMR and FIL under the Purchase Agreement. COLT has agreed to indemnify each Indemnified Person against all losses, damages and claims which the Indemnified Persons may incur as a result of breach by COLT of any warranty it has made under the Purchase Agreement. The Indemnified Persons may not claim under any of the indemnities described above to the extent that any losses, damages or claims are incurred as a result of or are attributable to the fraud, negligence or wilful default of the relevant Indemnified Person or to the material breach (other than innocent or technical breach) by any Indemnified Person of: (i) the Purchase Agreement; (ii) FSMA; or (iii) the regulatory system (as defined in the handbook of the FSA).

The Purchase Agreement is conditional upon, amongst other things:

•
approval of the Scheme by the COLT Shareholders and the Court;

•
approval of the special resolution required to implement the Scheme by the COLT Shareholders at the COLT EGM;

•
the acquisition of the Open Offer Shares by CLF;

•
the occurrence of no significant change or new matter which would require the publication of a supplementary prospectus under section 87(G) of FSMA (other than the supplementary prospectus to be published in respect of the final amount of the Offer Price); and

•
none of the warranties contained in the Purchase Agreement being untrue or inaccurate or misleading as at the date of the Purchase Agreement to an extent which would be material in the context of the Open Offer and the US Private Placement.

The Purchase Agreement also gives FMR and FIL the right, if they reasonably believe that (i) the share price of COLT Shares has been manipulated so as to vary the Offer Price which would have otherwise prevailed, or (ii) exceptional circumstances have affected the Offer Price which would have otherwise prevailed, to require CLF to delay the Price Determination Date by up to seven days or by such other period as is required to ensure that the Calculation Period does not commence until any such exceptional circumstances have ceased to exist, provided that the Price Determination Date is no later than 14 July 2006 or such later date as the Company, FMR and FIL may agree. In addition, if, in calculating the Offer Price, Deutsche Bank and Morgan Stanley are required under the terms of the Open Offer to determine what further adjustment or amendment (if any) is required to the daily volume weighted average price of a COLT Share, FMR and FIL have the right to consult with Deutsche Bank and Morgan Stanley and make representations to Deutsche Bank and Morgan Stanley in relation to any such adjustments and have those representations taken into account when any such determination is made.

The agreement may be terminated by the Fidelity Parties at any time prior to the Closing Date if there has been any outbreak or escalation of hostilities or other calamity or crisis or material change in existing national or international financial, political, financial, economic or regulatory or securities market conditions which would make it impractical or inadvisable to proceed with the Open Offer and the US Private Placement.

(B)  Loan Agreement

On 5 May 2006 FMR and FIL entered into the Loan Facility with CLF under which they agreed to make £100 million available to CLF in order to assist with the early repayment of the 2007 Notes. The funds drawn under this loan will be loaned to COLT under a separate agreement. FIL has agreed to make £16 million available and the balance will be made available by FMR. CLF may only utilise the facility once certain conditions precedent have been satisfied. These include the Purchase Agreement not having been terminated, notice of redemption having been served on the holders of the 2007 Notes, it not being unlawful under English law or Luxembourg law for CLF to draw on the facility and there being no continuing major event of default (insolvency, a default under the Notes or repudiation of the Loan Facility or security assignment (described below)).

The rate of interest is 5.75 per cent. per annum which accrues from date of utilisation until the loan is repaid, and such interest is payable in full at the time of repayment. A commitment fee is payable to FMR and FIL at a rate of 0.25 per cent. per annum on the undrawn amount of each of their commitments from the date on which notice to redeem the 2007 Notes is given until the Closing Date. As security for the Loan Facility FMR and FIL have taken an assignment over the loan agreement between CLF and COLT.

The amount drawn under the Loan Facility may be discharged in full upon the transfer of such number of Open Offer Shares as have a value equal to the relevant lender's participation in the loan. Otherwise the loan is repayable in full in cash on 4 April 2007 or earlier if an event of default (as defined therein) occurs (such as non-payment, misrepresentation or cross default in respect of another financial document).

(C)  The Relationship Agreement

On 5 May 2006, COLT S.A. entered into the Relationship Agreement with FMR, Fidelity Investors Limited Partnership and FIL (the "Fidelity Parties"). The Relationship Agreement will remain in force while the Fidelity Parties and/or their affiliates hold more than 30 per cent. of the share capital of COLT S.A.. Material terms of the Relationship Agreement are as follows:

•
independent directors—the Fidelity Parties have agreed to vote their COLT S.A. Shares to ensure that the number of directors that are affiliated with any Fidelity Party and its associates (other than members of the COLT S.A. Group) is less than half of the number of directors in office at the time;

•
non-compete—each Fidelity Party has agreed with COLT S.A. not to compete with the business of the COLT S.A. Group, without the approval of a majority of COLT S.A.'s independent directors;

•
arm's length transactions—each Fidelity Party has agreed that neither it nor its affiliates will enter into any contract or arrangement for the provision of services with COLT S.A. or any member of the COLT S.A. Group without the prior approval of a majority of COLT S.A.'s independent directors and the terms of any such contract or arrangement will be no less favourable to COLT S.A. than it could have obtained from an independent third party;

•
maintenance of public shareholder base—each Fidelity Party has agreed that neither it nor its affiliates will acquire COLT S.A. shares if as a consequence of doing so COLT S.A. would be in breach of Rule 9.2.15 of the Listing Rules (as modified by any waiver or dispensation granted by the UK Listing Authority);

•
anti-dilution—for so long as the Fidelity Parties and their affiliates are interested in at least 50 per cent. of COLT S.A.'s outstanding voting shares, COLT S.A. has agreed that, subject to certain exceptions, it will not offer any COLT S.A. Shares or other equity securities (or any securities convertible into or exchangeable for or any rights to subscribe for COLT S.A. Shares or other equity securities) without the prior consent of FMR and FIL.

As a result of the arrangements described above, the Board is satisfied that COLT S.A. is capable of carrying on its business independently of the Fidelity Parties and any associates thereof and all transactions and relationships between COLT S.A. and the Fidelity Parties and any of COLT S.A. and any of the Fidelity Parties' associates are and will continue to be at arm's length and on a normal commercial basis.

(D)  Other arrangements with the Fidelity Parties

  (i)
  Pursuant to a contract with the COLT Group, certain FMR and FIL employees provide consulting and other services to the COLT Group at agreed rates. The fees for these services for the year ended 31 December 2005 were approximately £0.6 million (2004: £1.9 million) for FMR employees and £1.4 million (2004: £1.1 million) for FIL employees. At 31 December 2005, there were payable balances outstanding to FMR and FIL of £0.1 million (2004: £1.6 million) and £1.0 million (2004: £0.4 million) respectively.

  (ii)
  An amount of £1.0 million was billed during 2005 to FIL for voice, data and eBusiness services (2004: £2.9 million). At 31 December 2005 there were balances outstanding from FIL of £0.6 million (2004: £0.6 million).

  (iii)
  An amount of £2.3 million was billed during 2005 by TerraNua, a 100 per cent. owned subsidiary of FMR, for IT consultancy services and IT development (2004: £2.9 million). At 31 December 2005 a balance of £0.3 million was due to TerraNua (2004: £nil).

  (iv)
  During the year an amount of £1.7 million was paid to Fidelity Business Services India Private Limited for the purchase of leasehold property improvements.

  (v)
  COLT's UK pension scheme is administered by Fidelity Pensions Management, which is a wholly-owned indirect subsidiary of FIL. The fees for this service for the year ended 31 December 2005 were £0.1 million (2004: £0.1 million) and £0.1 million (2004: £nil) was outstanding at 31 December 2005.

  (vi)
  On 4 May 2006 COLT S.A. and Fidelity Investments Luxembourg S.A., a wholly-owned subsidiary of FIL, entered into an agreement under which Fidelity Investments Luxembourg S.A. will provide a registered office and certain company secretarial services to COLT S.A. The fees payable under this agreement are equal to cost plus 10 per cent. The fees are subject to review from time to time.

11.  Service Contracts and Remuneration of the Directors and Proposed Directors

(A)  Directors' and Proposed Directors' Service Agreements

Jean-Yves Charlier's services are provided to COLT under secondment agreements with FIL and Fidelity Investment Management Limited. The secondment is for three years from 1 September 2004 but can be terminated by COLT at any time. The secondment agreements do not provide for compensation in the event of termination.

Antony Bates has a service contract with COLT that can be terminated by him giving notice of six months or COLT giving notice of twelve months. In the event of termination of his service contract, Mr. Bates has the right to receive an amount which, subject to mitigation, is equal to his salary and other benefits for the period of notice plus bonus equal to the average bonus percentage of salary achieved during the previous two years subject to COLT having a right to reduce the payment to reflect amounts actually received or to be received in the form of cash compensation for the provision of his services during the 12 months after he ceases working (other than in the capacity of a non-executive director) in mitigation of his loss.

Barry Bateman, Gene Gabbard, John Remondi and Richard Walsh have letters of appointment with COLT which can be terminated by either party by giving notice of three months. The letters of appointment do not provide for compensation in the event of termination.

Andreas Barth, Vincenzo Damiani, Hans Eggerstedt, Robert Hawley, Timothy Hilton, and H. Frans van den Hoven have letters of appointment with COLT which can be terminated by either party without notice. The letters of appointment do not provide for compensation in the event of termination.

It is intended that each of the Directors and each of the Proposed Directors (other than Jean-Yves Charlier and Antony Bates whose service arrangements will continue to be with COLT and on the terms set out above) will enter into letters of appointment with COLT S.A. which can be terminated by either party by giving notice of three months. It is expected that the letters of appointment will not provide for compensation in the event of termination. It is also expected that these letters of appointment will provide that half of the annual basic director's fee payable to each of these Directors and Proposed Directors (other than Barry Bateman, Timothy Hilton, John Remondi and Richard Walsh) will be paid in cash and the other half will be paid in the form of shares. Barry Bateman, Timothy Hilton, John Remondi and Richard Walsh are not expected to receive a fee as directors of COLT S.A.

(B)  Remuneration of Directors and Proposed Directors

The remuneration (including salary and other benefits and any contingent or deferred compensation) paid by the COLT Group to the Directors and Proposed Directors for services in all capacities to the COLT Group by any person in respect of 2005 are set out below.

Director/Proposed Director	Salary/Fee	Bonus	Other Cash	Benefits	Pension	Total
	£'000	£'000	£'000	£'000	£'000	£'000
Barry Bateman	—	—	—	—	—	—
Jean-Yves Charlier	400.0	544.0	—	5.1	56.0	1,005.1
Antony Bates	325.0	316.9	—	2.6	58.5	703.0
Andreas Barth	30.0	—	—	—	—	30.0
Vincenzo Damiani	35.0	—	—	—	—	35.0
Hans Eggerstedt	35.0	—	—	—	—	35.0
Gene Gabbard(1)	32.3	—	—	—	—	32.3
Robert Hawley	40.0	—	—	—	—	40.0
Timothy Hilton	—	—	—	—	—	—
John Remondi	—	—	—	—	—	—
H. Frans van den Hoven	32.7	—	—	—	—	32.7
Richard Walsh(2)	—	—	—	—	—	—

Total	930.0	860.9	—	7.7	114.5	1,913.1

(1)
Appointed 6 January 2005.

(2)
Appointed 1 June 2005.

Compensation for executive directors of COLT in 2005 comprised base salary, annual bonus, pension contributions, benefits and participation in COLT's share and share option plans. Base salary is not normally reviewed annually, but executive directors' bonuses (to the extent that any are paid) accounted for a considerable amount of total consideration, reflecting their performance and the contribution they made to COLT's success. Pension contributions were determined based on employee age and years of service and benefits included, as appropriate, car allowances, housing benefits, private health insurance and other similar benefits. Similar arrangements will apply to the Directors and Proposed Directors in the future.

There will be no variation in the total emoluments receivable by any Director or Proposed Director as a result of the Scheme becoming effective.

12.  Board Practices

(A)  Compliance with the Combined Code

COLT S.A. expects to comply with its obligations under section 1 of the Combined Code upon admission to the Official List in all respects save only for the matters described below.

The Board has not appointed a senior independent director. The Board is satisfied that because COLT S.A. intends to maintain and COLT has maintained an active relationship with its shareholders, there is no role for a senior independent director within COLT S.A., but will keep this under review.

The Chairman of COLT S.A. is expected to be a member of the Compensation Committee. His contact with executives is expected to provide an important contribution to the work of this Committee. Moreover, the Board believes that it is important that the Fidelity Parties, as the major shareholder, are represented on the Compensation Committee.

(B)  Matters reserved for the decision of the Board

The Board will meet not less than four times each year and it will have a schedule of matters reserved specifically for decision by the Board as a whole. These matters are expected to include the approval of COLT S.A. Group policy, strategic plans and budgets, the sanctioning of the disposal of an investment, asset or business, capital expenditure, acquisition or other investments not contemplated by the COLT S.A. Group's strategic plan and budgets, as well as the approval of financial and accounting matters such as the annual report and accounts and interim financial statements. The offer of any securities and the adoption of any significant change in the COLT S.A. Group's accounting policies or practices are also expected to be matters reserved for the decision by the Board, as is the approval of all circulars and prospectuses including listing arrangements.

The appointment and removal of a company secretary, subject to any recommendation of the Nomination Committee, is also a matter reserved for the Board as is the determination of the remuneration or the terms of service of any non-executive director. Other matters may be delegated from time to time to the Sub-Committee of the Board, or to any other Committee formed for any specifically delegated purpose.

(C)  Board committees

It is proposed that the Board will establish the following four committees on or around the Scheme Effective Date.

(i)    Audit Committee

Hans Eggerstedt will be the chairman of the Audit Committee and the committee member identified as having recent and relevant financial experience. The other members of the committee will be Vincenzo Damiani, Robert Hawley and Gene Gabbard.

The Chief Administrative and Financial Officer, the Group Financial Controller, the Senior Director of Audit, Risk and Security and representatives from the external auditors will be expected to attend meetings of the Audit Committee in advisory capacities.

It is intended that the Audit Committee will meet the external auditors without any COLT S.A. management present at least once in the first twelve months from the date of incorporation of COLT S.A.

The duties of the Audit Committee will be to review the integrity of the financial statements, to review the effectiveness of the internal control policies, to review the procedures for managing risks, to oversee the internal audit function, to consider the appointment and relationship with the external auditors, and to review procedures for handling allegations from whistleblowers.

To guard against the objectivity and independence of the external auditor being compromised, the Audit Committee is expected to adopt a policy under which it is required to pre-approve non-audit services performed by the external auditor.

(ii)   Nomination Committee

Barry Bateman will be the chairman of the Nomination Committee and the other members will be Damiani and Hawley. The Nomination Committee will nominate directors for appointment to stand for election to the Board, with external advice assisting it in finding candidates with the requisite experience and knowledge. It will also review the structure, size and composition of each of the other Board Committees from time to time as part of its responsibilities.

(iii)   Compensation Committee

Robert Hawley will be the chairman of the Compensation Committee and the other members will be Messrs. Barth, Bateman and Damiani.

The Managing Director, Human Resources will be expected to attend meetings of the Compensation Committee in an advisory capacity.

The duties of the Compensation Committee will be to review the compensation policy, to determine the remuneration of executive directors, and to exercise discretion on behalf of the Board in relation to employee benefit schemes.

13.  Share Schemes

13.1   Options outstanding

(A)
As at 2 May 2006, the latest practicable date prior to the publication of this Prospectus, inclusive of the options granted to Directors and Proposed Directors disclosed above, employees and former employees of the COLT Group hold options over the following COLT Shares:

COLT Share Scheme	Number of COLT Shares under option	Expiration period from date of offer	Vesting period	Exercise price (£)
COLT Telecom Group Share Plan	5,303,000	8 months	Dec 1997 – Dec 2001	0.69
	20,000	9 months	Jan 1998 – Jan 2002	0.78
	208,200	12 months	Apr 1998 – Apr 2002	0.71
	838,400	1 year 4 months	Aug 1998 – Aug 2002	0.96
	451,600	1 year 7 months	Nov 1998 – Nov 2002	1.29
	1,911,600	1 year 8 months	Dec 1998 – Dec 2002	1.70
	246,250	2 years 1 month	May 1999 – May 2003	4.76
	581,656	2 years 4 months	Aug 1999 – Aug 2003	6.60
	257,460	2 years 7 months	Nov 1999 – Nov 2003	7.49
	248,000	2 years 11 months	Mar 2000 – Mar 2004	11.30
	97,000	3 years 1 month	May 2000 – May 2004	12.25
	216,000	3 years 4 months	Aug 2000 – Aug 2004	12.74
	196,000	3 years 7 months	Nov 2000 – Nov 2004	21.00
	265,000	3 years 8 months	Dec 2000 – Dec 2004	24.39
	197,500	3 years 10 months	Feb 2001 – Feb 2005	36.18
	396,326	4 years 1 month	May 2001 – May 2005	22.61
	338,000	4 years 2 months	Jun 2001 – Jun 2005	26.66
	407,000	4 years 4 months	Aug 2001 – Aug 2005	19.16
	97,500	4 years 4 months	Aug 2001 – Aug 2005	17.73
	410,000	4 years 7 months	Nov 2001 – Nov 2005	19.48
	377,252	4 years 8 months	Dec 2001 – Dec 200	15.18
	733,277	4 years 10 months	Feb 2002 – Feb 2006	13.37
	259,500	5 years 1 month	May 2002 – May 2006	8.44
	1,297,400	5 years 2 months	Jun 2002 – Jun 2006	7.10
	477,000	5 years 4 months	Aug 2002 – Aug 2006	3.22
	185,000	5 years 7 months	Nov 2002 – Nov 2006	1.72
	944,500	5 years 8 months	Dec 2002 – Dec 2006	1.56
	1,195,243	5 years 10 months	Feb 2003 – Feb 2007	0.41
	15,000	6 years 1 month	May 2003 – May 2007	0.45
	3,476,340	6 years 3 months	Jul 2003 – Jul 2007	0.48
	0	7 years	Apr 2004 – Apr 2008	0.46
	0	7 years 1 month	May 2004 – May 2008	0.47
	3,000	7 years 1 month	May 2004 – May 2008	0.49
	4,789,000	7 years 3 months	Jul 2006 – Jul 2008	0.77
	60,000	7 years 6 months	Oct 2006 – Oct 2008	1.01
	60,000	7 years 10 months	Feb 2007 – Feb 2009	1.13

	20,000	8 years	Apr 2007 – Apr 2009	0.84
	500,000	8 years 1 month	May 2007 – May 2009	0.77
	165,000	8 years 3 months	Jul 2007 – Jul 2009	0.42
	5,581,200	8 years 4 months	Aug 2007	0.38
	800,000	8 years 4 months	Aug 2007 – Aug 2009	0.38
	1,210,000	8 years 6 months	Oct 2007 – Oct 2009	0.41
	770,000	8 years 11 months	Mar 2008 – Mar 2010	0.55
	35,000,000	8 years 11 months	Mar 2008 – Mar 2010	0.50
	167,500	9 years	Apr 2008 – Apr 2010	0.52
	35,000	9 years 3 months	Jun 2008 – Jun 2010	0.56
	3,129,750	9 years 4 months	Aug 2008 – Aug 2010	0.61
	3,153,000	9 years 4 months	Aug 2008 – Aug 2010	0.61
	2,000,000	9 years 5 months	Sept 2008 – Sept 2010	0.63
	50,000	9 years 5 months	Sept 2008 – Sept 2010	0.63
	200,000	9 years 6 months	Oct 2008 – Oct 2010	0.55
	110,000	9 years 8 months	Dec 2008 – Dec 2010	0.56
	40,000	9 years 11 months	Mar 2009 – Mar 2011	073
COLT Telecom Group Savings-Related Share Option Scheme	2,086,850	—	March 2006	0.4
	27,715	1 year 11 months	March 2008	1.027
	300,057	11 months	March 2007	0.995
	202,330	2 years 11 months	March 2009	0.43
	2,441,690	1 year 11 months	March 2008	0.465
	240,816	3 years 11 months	March 2010	0.57
	3,166,236	2 years 11 months	March 2009	0.58
The COLT Deferred Bonus Plan	61,531	10 months	Feb 2007	n/a
	250,000	1 year 4 months	Aug 2007	n/a
	50,000	1 year 6 months	Oct 2007	n/a
	43,616	1 year 11 months	Mar 2008	n/a
	19,592	2 years 11 months	Apr 2009	n/a

13.2   COLT S.A. Share Schemes

The following is a summary of the main provisions of the new employee share schemes which will have been adopted by COLT S.A. by the Effective Date. The operation of each COLT S.A. Share Scheme will be governed by the rules of that scheme. Each of the schemes summarised below is in substantially the same form as the corresponding scheme put to, and approved by, COLT Shareholders at the COLT Annual General Meeting held on 27 April 2006.

(A)  General Provisions

(i)    Introduction

The following is a summary of the general provisions applicable to each COLT S.A. Share Scheme, unless otherwise stated.

(ii)   Eligibility and Operation of Schemes

The COLT S.A. Share Schemes are intended to operate internationally. Schedules or sub plans may be added to each of the COLT S.A. Share Schemes where appropriate to allow for the grant of options and/or awards to participants outside the UK and to take advantage of local tax advantages or local regulations, provided that the benefits under such arrangements may not be greater than described below.

(iii)   Duration of the Schemes

COLT S.A. may not grant awards or options under the COLT S.A. Share Schemes more than ten years after their adoption.

(iv)   Grant of Options and/or Awards

Except as otherwise provided, the grant of options or awards under the COLT S.A. Share Schemes will only be made at times permitted by the Model Code contained in the Listing Rules issued by the UK Listing Authority (as amended from time to time) and any code adopted by COLT S.A. or any order or regulation governing dealings in COLT S.A. Shares by which COLT S.A. is bound that may be issued from time to time.

COLT S.A. Shares deliverable upon the exercise of an option or the release of an award may be satisfied by newly subscribed shares (at not less than nominal value), treasury shares or shares purchased in the market. In respect of COLT S.A. Shares used under the COLT S.A. Share Incentive Plan, they may be newly subscribed shares (at not less than nominal value) or shares purchased in the market.

The method of delivering COLT S.A. Shares to satisfy rights granted under the COLT S.A. Share Schemes shall be determined by the Compensation Committee of the COLT S.A. Board and may be varied during the life of an option or award as appropriate, according to the availability of new shares and funding demands.

Benefits under the COLT S.A. Share Schemes are not pensionable.

(v)   Adjustment of Options and/or Awards

On a variation of the capital of COLT S.A., the exercise price of an option (where applicable) and/or the number of COLT S.A. Shares subject to an award or option, the performance criteria and such other features as are appropriate may be adjusted in such manner as the Compensation Committee of the COLT S.A. Board determines. In respect of schemes which are approved by HM Revenue & Customs, such adjustments must also be approved by HM Revenue & Customs.

(vi)   Amendments

Amendments to the rules of the COLT S.A. Share Schemes may be made at the discretion of the Compensation Committee of the COLT S.A. Board. However, where applicable, the basic structure and, in particular, the limitations on participation, the maximum value of an award of COLT S.A. Shares or options that may be made to a participant, the adjustment that may be made following a rights issue or any other variation of capital and the limitations on the number of COLT S.A. Shares that may be issued cannot be altered to the advantage of participants without prior shareholder approval, except for minor amendments to benefit the administration of the schemes, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for the COLT S.A. Group. In respect of the COLT Telecom Group S.A. Share Incentive Plan, amendments cannot be made to the rules which would materially adversely affect any subsisting rights of participants without the prior consent or sanction of a majority of that number of participants who responded to COLT S.A.'s notification of the proposed amendment. In addition, amendments cannot be made to key features of the COLT Telecom Group S.A. Share Incentive Plan or the HM Revenue & Customs approved part of the COLT Telecom Group S.A. Share Option Plan unless such amendments have been approved by HM Revenue & Customs. Amendments to the rules of the COLT Telecom Group S.A. SAYE Share Option Plan (where approved by HM Revenue & Customs) shall not have effect until approved by HM Revenue & Customs.

(vii)  Scheme Limits

The following limits will apply, at the time of grant, to each option and/or award under the COLT S.A. Share Schemes:

(a)
the aggregate number of newly subscribed COLT S.A. Shares that may be issued or remain issuable pursuant to awards or options granted under all employee share schemes operated by COLT S.A., during the preceding ten years ending on the date of grant, shall not exceed 10 per cent. of the issued ordinary share capital of COLT S.A. at that date; and

(b)
an annual limit in respect of the issue of new COLT S.A. Shares of 1 per cent. of the issued ordinary share capital.

(viii) Allotment and Transfer of Shares

COLT S.A. Shares subscribed will not rank for dividends payable by reference to a record date falling before the date on which the COLT S.A. Shares are acquired but will otherwise rank pari passu with existing shares. Application will be made to the UK Listing Authority for admission to the Official List for new COLT S.A. Shares that are to be issued following the exercise of an option or release of an award.

(ix)   Non-Transferability of Options and Awards

Options and/or awards are not transferable except in the case of a participant for whom a trustee is acting, in which case the trustee will be able to transfer the benefit to the participant.

(B)  COLT Telecom Group S.A. Share Grant Plan (the "Share Grant Plan")

(i)    Operation

The Share Grant Plan will allow the grant of awards over COLT S.A. Shares to participants on an annual basis, although more than one award can be made in any financial year. Awards will normally vest after three years.

(ii)   Eligible Employees

Awards can be granted under the Share Grant Plan to all full time employees and executive directors of the COLT S.A. Group and trustees of an employee benefit trust acting on behalf of such individuals, provided that such employees or executive directors devote substantially the whole of their time and attention to the business of the COLT S.A. Group and are not within six months of normal retirement age.

(iii)   Grant and Timing of Awards

Under the Share Grant Plan the Compensation Committee of the COLT S.A. Board may make grants of awards on a discretionary basis.

(iv)   Form and Release of Awards

Awards will be made either:

(a)
in the form of a promise to provide COLT S.A. Shares contingent upon continuous employment and achievement of performance criteria; or

(b)
an option with a nominal exercise price that becomes exercisable dependent upon continuous employment and achievement of performance criteria.

At the discretion of the Compensation Committee of the COLT S.A. Board, awards can be satisfied in cash or in such other manner as may be determined.

(v)   Performance Criteria

The Compensation Committee of the COLT S.A. Board will determine the performance criteria governing the vesting of awards.

In addition to performance criteria, the Compensation Committee of the COLT S.A. Board may impose additional restrictions on the vesting and/or release of awards, as it shall deem appropriate. The Compensation Committee of the COLT S.A. Board will have the discretion to amend or vary the performance criteria for awards, provided that any amendments or alternative criteria selected are no less challenging than the original criteria attaching to that award, and after consultation with COLT S.A.'s main institutional shareholders if appropriate. In the event of the performance criteria not being achieved, in whole or in part, the relevant proportion of the award will lapse. There will be no re-testing.

(vi)   Individual Limits

The maximum value of awards that may be granted under the Share Grant Plan to an eligible employee in any financial year will be equal to a maximum of 150 per cent. of base salary during a financial year.

The above award limit may be exceeded in exceptional circumstances as may be determined by the Compensation Committee of the COLT S.A. Board from time to time.

(vii)  Vesting and Release in Exceptional Circumstances

If a participant leaves employment before an award vests, such award shall normally lapse. However, the Compensation Committee of the COLT S.A. Board may determine, in its discretion, to allow the award (or part thereof) to vest or to be made subject to the achievement of amended performance criteria and/or such other requirements as the Compensation Committee of the COLT S.A. Board may determine. Where the Compensation Committee of the COLT S.A. Board determines to allow vesting and release of part or all of an award it shall give due regard to the reason for the cessation of employment and the period elapsed since the date of grant of the award in determining the amount, conditions and timing of the vesting and release of such award. Where appropriate, the Compensation Committee of the COLT S.A. Board shall pro-rate the award.

In the event of a takeover or winding up of COLT S.A. all awards can be rolled over with appropriate agreement and, failing such agreement, shall immediately lapse unless the Compensation Committee of the COLT S.A. Board determines that no such rollover is possible, in which case they should vest and be released subject to performance and on a pro rata basis to the period that has no such roll over is possible in which case elapsed since the date of grant of the awards.

On a merger/demerger of COLT S.A., the Compensation Committee of the COLT S.A. Board has discretion whether or not to take any action in respect of awards granted and, if action is taken, will determine whether awards shall be rolled over or shall vest and the terms upon which rollover or vesting will occur.

(C)  COLT Telecom Group S.A. Share Option Plan (the "Share Option Plan")

(i)    Operation

Options will normally vest and become exercisable after 3 years. The Share Option Plan will have both an approved and an unapproved part. The unapproved part may be used where the grant of options does not comply with the strict requirements of the UK approved legislation or where the grant of options is to be made to overseas employees.

(ii)   Eligible Employees

Options can be granted under the Share Option Plan to all full time employees and executive directors of the COLT S.A. Group and in respect of unapproved options, to trustees of an employee benefit trust acting on behalf of such individuals, provided that such employees or executive directors devote substantially the whole of their time and attention to the business of the COLT S.A. Group and are not within six months of normal retirement age.

It is currently intended that where options are granted under the Share Option Plan, individuals will not normally participate in both the Share Grant Plan and the Share Option Plan in the same financial year or will participate at a reduced rate.

(iii)   Grant and Timing of Grants

Under the Share Option Plan the Compensation Committee of the COLT S.A. Board may make annual grants of options but can make more than one grant in any financial year. The option price of an option shall be determined by reference to the COLT S.A. Share price at around the date of grant.

(iv)   Exercise of Options

Options shall normally vest and become exercisable on the third anniversary of the date of grant, subject to the achievement of predetermined performance criteria and, normally, the participant's continued employment with the COLT S.A. Group. Options will lapse on the tenth anniversary of their date of grant. With the exception of options granted under an HM Revenue & Customs approved part of the Share Option Plan, options can, at the discretion of the Compensation Committee of the COLT S.A. Board, be satisfied in cash of an amount equal to the difference between the market value of the COLT S.A. Shares under option and the option price, or by a number of COLT S.A. Shares equal to the cash amount, or by the number of COLT S.A. Shares under option.

(v)   Performance Criteria in respect of Options

The exercise of options shall be dependent upon the achievement of predetermined performance criteria, which shall be determined by the Compensation Committee of the COLT S.A. Board.

In addition to performance criteria, the Compensation Committee of the COLT S.A. Board may impose additional restrictions on the vesting and/or release of options, as it shall deem appropriate. The Compensation Committee of the COLT S.A. Board will have the discretion to amend or vary the performance criteria for options, provided that any amendments or alternative criteria selected are no less challenging than the original criteria attaching to that option, and after consultation with COLT S.A.'s main institutional shareholders if appropriate. In the event of the performance criteria not being achieved, in whole or in part, the relevant proportion of the option will lapse. There will be no re-testing.

(vi)   Individual Limits

The aggregate exercise price of options that may be granted to an eligible employee in any financial year will be subject to a maximum of 150 per cent. of base salary during a financial year.

The above option grant limit may be exceeded in exceptional circumstances as may be determined by the Compensation Committee of the COLT S.A. Board from time to time, provided that it does not exceed 300 per cent. of base salary.

(vii)  Vesting and Exercise in Exceptional Circumstances

If a participant leaves employment before an option vests or is exercised, such option shall normally lapse. However, the Compensation Committee of the COLT S.A. Board may determine, in its discretion, to allow the option (or part thereof) to vest and be exercised subject to the achievement of amended performance criteria and/or such other requirements as the Compensation Committee of the COLT S.A. Board may determine. Where the Compensation Committee of the COLT S.A. Board determines to allow vesting and exercise of part or all of an option it shall give due regard to the reason for the cessation of employment and the period elapsed since the date of grant of the option in determining the amount, conditions and timing of the vesting and exercise of such option. Where appropriate, the Compensation Committee of the COLT S.A. Board shall pro-rate the option.

In the event of a takeover or winding up of COLT S.A. all options can be rolled over with appropriate agreement and, failing such agreement, shall immediately lapse unless the Compensation Committee of the COLT S.A. Board determines that no such rollover is possible, in which case they should vest and become exercisable subject to performance and on a pro rata basis to the period that has elapsed since the date of grant of the options.

On a merger/demerger of COLT S.A., the Compensation Committee of the COLT S.A. Board has discretion whether or not to take any action in respect of options granted and, if action is taken, will determine whether options shall be rolled over or shall vest and the terms upon which rollover or vesting will occur.

(D)  COLT Telecom Group S.A. Deferred Share Bonus Plan (the "Deferred Share Bonus Plan")

(i)    Operation

The Deferred Share Bonus Plan will allow the grant of awards over matching shares to participants based on the number of COLT S.A. Shares purchased by participants with monies earned under the annual bonus plan. The Compensation Committee of the COLT S.A. Board may make more than one award in any financial year. The participants must hold the COLT S.A. Shares acquired with the bonus for a period of three years, unless otherwise determined, in order to obtain any matching shares. The vesting of matching awards will be dependent upon predetermined performance criteria.

(ii)   Eligible Employees

The plan is open to all full time employees and executive directors of the COLT S.A. Group and trustees of an employee benefit trust acting on behalf of such individuals and who participate in the annual bonus arrangements. Such employees and executive directors are required to devote substantially the whole of their time and attention to the business of the COLT S.A. Group and not be within six months of retirement.

(iii)   Grant and Timing of Awards

Participants will be invited, prior to the confirmation of their annual bonus, to defer receipt of part of their annual bonus. The deferred monies will be invested in COLT S.A. Shares at the market value at or around the date the bonus is declared. The Compensation Committee of the COLT S.A. Board may grant matching awards in proportion to the COLT S.A. Shares deferred either on a gross or net basis as the Compensation Committee of the COLT S.A. Board shall determine.

(iv)   Form and Release of Awards

Matching awards will be made either in the form of:

(a)
a promise to provide COLT S.A. Shares contingent upon continuous employment and achievement of performance criteria; or

(b)
an option with a nominal exercise price that becomes exercisable dependent upon continuous employment and achievement of performance criteria.

At the discretion of the Compensation Committee of the COLT S.A. Board, awards can be satisfied in cash or in such other manner as may be determined.

(v)   Performance Criteria

The vesting of matching awards shall be dependent upon the achievement of predetermined performance criteria which shall be determined by the Compensation Committee of the COLT S.A. Board.

In the event of the performance criteria not being achieved, in whole or in part, the relevant proportion of the matching award will lapse and the COLT S.A. Shares purchased with the annual bonus monies shall be released. The Compensation Committee of the COLT S.A. Board will have the discretion to amend or vary the performance criteria for matching awards, provided that any amendments or alternative criteria selected are no less challenging than the original criteria attaching to that award, and after consultation with COLT S.A.'s main institutional shareholders if appropriate. In the event of the performance criteria not being achieved, in whole or in part, the relevant proportion of the matching award will lapse. There will be no re-testing.

(vi)   Individual Limits

The value of all awards made in the same financial year may not exceed 200 per cent. of a participant's deferred shares. The market value of all deferred shares deferred in any year may not exceed 200 per cent. of salary.

(vii)  Vesting and Release in Exceptional Circumstances

If a participant leaves employment before a matching award vests, such entitlement to matching shares shall normally lapse. However, the Compensation Committee of the COLT S.A. Board may determine, in its discretion, to allow the matching award (or part thereof) to vest or to be made subject to the achievement of amended performance criteria and/or such other requirements as the Compensation Committee of the COLT S.A. Board may determine. Where the Compensation Committee of the COLT S.A. Board determines to allow vesting and release of part or all of a matching award it shall give due regard to the reason for the cessation of employment and the period elapsed since the date of grant of the matching award in determining the amount, conditions and timing of the vesting and release of such award. Where appropriate, the Compensation Committee of the COLT S.A. Board shall pro-rate the matching award.

In the event of a takeover or winding up of COLT S.A. all awards can be rolled over with appropriate agreement and, failing such agreement, shall immediately lapse unless the Compensation Committee of the COLT S.A. Board determines that no such rollover is possible, in which case they should vest and be released subject to performance and on a pro rata basis to the period that has elapsed since the date of grant of the awards.

On a merger/demerger of COLT S.A., the Compensation Committee of the COLT S.A. Board has discretion whether or not to take any action in respect of awards granted and, if action is taken, will determine whether awards shall be rolled over or shall vest and the terms upon which rollover or vesting will occur.

(E)  COLT Telecom Group S.A. Share Incentive Plan (the "SIP")

(i)    Operation

The SIP will have both an approved and an unapproved part. The unapproved part may be used where share awards do not comply with the strict requirements of the UK approved legislation or where awards are to be made to overseas employees.

(ii)   Eligible Employees

All employees of the COLT S.A. Group who shall be determined by the Compensation Committee of the COLT S.A. Board as being eligible employees shall be able to participate in the SIP. The Compensation Committee of the COLT S.A. Board may set a qualifying period of continuous employment.

(iii)   Grant of Awards

From time to time, the Compensation Committee of the COLT S.A. Board may invite applications from, or determine to make grants to, eligible employees in accordance with the rules of the SIP.

Employees may enter into a contract to acquire COLT S.A. Shares in accordance with such terms as the Compensation Committee of the COLT S.A. Board may determine from time to time ("Partnership Shares"). Partnership Shares may be acquired monthly, or savings may be accumulated for a period as determined by the Compensation Committee of the COLT S.A. Board, which may be no more than one year. If savings are accumulated, the number of COLT S.A. Shares awarded to each employee may be determined as the lower of the market value of the COLT S.A. Shares at the beginning of the accumulation period and the market value of the shares on the date the COLT S.A. Shares are acquired. The acquisition of Partnership Shares is not subject to the satisfaction of performance conditions.

Alternatively, or, in addition to the above, the Compensation Committee of the COLT S.A. Board may, in its discretion, and in accordance with the rules of the SIP, award a number of COLT S.A. Shares to each employee being:

(a)
an outright award of COLT S.A. Shares ("Free Shares"), on such basis as determined by the Compensation Committee of the COLT S.A. Board; and/or

(b)
if an employee agrees to buy a certain number of Partnership Shares, an award of COLT S.A. Shares ("Matched Shares"), on such basis as is determined by the Compensation Committee of the COLT S.A. Board.

The acquisition of Free Shares may be subject to the satisfaction of performance conditions, such conditions being applied in accordance with applicable legislation.

All COLT S.A. Shares acquired in accordance with the SIP shall be held in a trust or such other approved vehicle for the holding of shares under the SIP and may be subject to a retention period to be determined by the Compensation Committee of the COLT S.A. Board. Directors (or other senior employees) of COLT S.A. may be appointed as trustees of such trust or similar arrangement.

Any share purchases by employees and any awards made by COLT S.A. may be subject to such additional requirements as the Compensation Committee of the COLT S.A. Board shall determine and/or as may be necessary to comply with local regulations or tax legislation. This shall include the purchase or award of COLT S.A. Shares by or to participants in accordance with the relevant UK legislation applicable to approved plans, or such other overseas legislation as shall apply from time to time.

(iv)   Individual Limits

The number of Free Shares granted to an eligible employee under the SIP in any year shall also be determined from time to time by the Compensation Committee of the COLT S.A. Board and may be dependent upon performance. The performance may be based on either group, subsidiary, divisional or personal measures. The aggregate market value of Free Shares may not exceed £3,000 per annum.

The Compensation Committee of the COLT S.A. Board shall determine the number of Partnership Shares that an eligible employee may acquire from his or her salary under the SIP in any year from time to time. The number of Partnership Shares bought by eligible employees out of their income under the SIP in any year will be equal to a maximum of £125 per month (or the overseas equivalent or the statutory maximum for HM Revenue & Customs approved share incentive plans).

The number of Matching Shares that COLT S.A. may award if an eligible employee has acquired Partnership Shares under the SIP in any year shall be determined from time to time by the Compensation Committee of the COLT S.A. Board and shall not exceed the two Matching Shares for every one Partnership Share acquired or the statutory maximum for HM Revenue & Customs approved share incentive plans.

(v)   Restrictions on Shares and Release of Shares

Partnership Shares may be withdrawn from the SIP at any time. However, under the unapproved part of the SIP, Partnership Shares may be subject to a period of retention as determined by the Compensation Committee of the COLT S.A. Board.

Awards of Free Shares and Matching Shares shall normally be subject to a period of retention as determined by the Compensation Committee of the COLT S.A. Board from time to time. This shall not normally be greater than five years. If an employee leaves the COLT S.A. Group prior to the release of Free Shares or Matching Shares then those shares may be forfeited at the discretion of the Compensation Committee of the COLT S.A. Board. The maximum forfeiture period under the approved part of the SIP is three years. Dividends received by the trust may be reinvested subject to a limit of £1,500 in any tax year.

(F)   COLT Telecom Group S.A. SAYE Share Option Plan (the "SAYE Plan")

(i)    Operation

The SAYE Plan will have both an approved and an unapproved part. The unapproved part may be used where share options do not comply with the strict requirements of the UK approved legislation or where options are to be granted to overseas employees.

(ii)   Eligible Employees

All employees of the COLT S.A. Group who shall be determined by the Compensation Committee of the COLT S.A. Board as being eligible employees shall be able to participate in the SAYE Plan. The Compensation Committee of the COLT S.A. Board may set a qualifying period of continuous employment.

(iii)   Grant and Timing of Grants

Under the SAYE Plan the Compensation Committee of the COLT S.A. Board may grant options at any time. Eligible employees will be invited to save a monthly contribution under a savings contract with an authorised bank or building society up to the HM Revenue & Customs maximum, currently £250 per month. Savings contracts may be offered for a period of three, five or seven years, as determined by the Compensation Committee of the COLT S.A. Board.

Options will be granted to participants equivalent to the value of the savings plus the bonus or interest payable at the end of the savings period. The option price of an option shall not be less than the greater of 80 per cent. of the COLT S.A. Share price at or around the date of grant and the nominal value of a COLT S.A. Share.

(iv)   Exercise of Options

Options may normally be exercised in the six month period following the end of the savings contract and exercise is not subject to the satisfaction of performance conditions. Options may be exercised early in certain circumstances, including an employing leaving the COLT S.A. Group due to death, injury, disability, redundancy, retirement, or the sale of his or her employing company or business. On cessation of employment for any other reason an option shall normally lapse. In the event of a takeover or winding up of COLT S.A., options will become exercisable. Alternatively, with agreement from the relevant parties, options can be rolled over into options over shares in the acquiring company. In the event of early exercise the participant may only exercise an option to the extent of the savings made.

14.  Material Contracts

Set out below is a summary of (a) each material contract (other than a contract in the ordinary course of business) to which the COLT S.A. Group is a party which has been entered into within the two years immediately preceding the date of this Prospectus; and (b) any other contract (other than a contract in the ordinary course of business) entered into by any member of the COLT Group which contains a provision under which any member of the COLT Group has any obligation or entitlement which is material to the COLT Group as at the date of this Prospectus.

14.1
Purchase Agreement—please refer to paragraph 10(A) of this Part XV.

14.2
Loan Facilities

(i)    the Loan Facility

Please refer to paragraph 10(B) of this Part XV for details of a Loan Facility made available by FMR and FIL to CLF and;

(ii)   Loan Facility between CLF and COLT

On 5 May, 2006 CLF entered into a loan facility with COLT under which it agreed to make £100 million available to COLT for the purposes of the early repayment of the 2007 Notes prior to the Scheme becoming effective. The terms of the agreement are substantially similar to the Loan Facility including in respect of the rate of interest and commitment fee. However, this facility may only be repaid by COLT in cash.

14.3
The indentures relating to the Notes

(i)    2008 and 2009 Notes Indentures

COLT issued DM 600 million principal amount of 2008 Notes (the "2008 Notes") under the Senior Indenture (the "2008 Indenture") dated as of 28 July 1998 and €320 million principal amount of 7.625 per cent. Senior Notes due 2009 (the "2009 Notes" and, together with the 2008 Notes, the "Senior Notes") under the Senior Indenture (the "2009 Indenture" and, together with the 2008 Indenture, the "Senior Indentures") dated as of 16 December 1999, in each case, between COLT and The Bank of New York as the Trustee.

The Senior Notes are unsecured, unsubordinated obligations of COLT and, in the case of the 2008 Notes, mature on 31 July 2008 and, in the case of the 2009 Notes, mature on 15 December 2009, unless previously redeemed. The 2008 Notes bear interest at the rate of 7.625 per cent. payable in cash semi-annually on 31 January and 31 July of each year. The 2009 Notes bear interest at the same rate payable in cash semi-annually on 15 June and 15 December of each year.

The 2008 Notes may be redeemed at the option of COLT, in whole or in part, at a redemption price equal to 100 per cent. of their principal amount. The 2009 Notes may be redeemed at the option of COLT, in whole or in part, at a redemption price equal to 102.5417 per cent. of their principal amount if redeemed prior to 15 December 2006, at a redemption price equal to 101.2708 per cent. of their principal amount if redeemed in the 12-month period commencing on 15 December 2006 and at 100 per cent. of their principal amount if redeemed at any time on or after 15 December 2007. In addition, if, as a result of change in law, COLT is required to withhold or deduct, for or on account of any tax, any amount from payments made under or in respect of the 2008 Notes or the 2009 Notes, then COLT may redeem the 2008 Notes or the 2009 Notes, as the case may be, in whole, but not in part, at any time, at a redemption price equal to 100 per cent. of the principal amount thereof. In each case where the Senior Notes are redeemed early, COLT will be required to pay any accrued and unpaid interest to the date of redemption.

COLT is also required to consummate an offer to purchase all the 2008 Notes and all the 2009 Notes then outstanding, at a price equal to 101 per cent. of their principal amount, plus accrued and unpaid interest (if any) within 30 days of the occurrence of a change of control. For this purpose a change of control occurs if a person or group becomes the ultimate beneficial owner of more than 35 per cent. of the voting power of the shares of COLT and that ownership is greater than the voting power then held by FMR, FILP, FIL and FIL Bank and Trust Company Limited and their affiliates. There would also be a change of control if the individuals on the board of directors of COLT on the date of issue of the 2008 Notes or the 2009 Notes, as the case may be, (together with any directors whose nomination was approved by a vote of at least two-thirds of those individuals or those whose nomination was so approved) cease to constitute a majority of the board of directors of COLT.

The Senior Indentures contain certain covenants which, amongst other things, restrict the ability (subject to certain exceptions) of COLT and its subsidiaries (the "Restricted Subsidiaries") (other than those eligible subsidiaries (the "Unrestricted Subsidiaries") which COLT elects to take outside the restrictions) to:

(a)
incur certain types of indebtedness (including financial indebtedness), except that:

(1)
COLT may incur that indebtedness if, after giving effect to the incurrence of such indebtedness and the receipt and application of the proceeds thereof, its ratio of indebtedness to EBITDA would be less than or equal to 5.0 to 1; and

(2)
the restricted indebtedness excludes (among other things) certain indebtedness between COLT and its Restricted Subsidiaries, indebtedness used to refinance certain existing indebtedness, indebtedness incurred to finance the cost of network assets, equipment, inventory or other tangible assets used or useful in the telecommunications business or to finance or support working capital or capital expenditure for the telecommunications business, and general indebtedness to the extent it does not exceed £117.0 million;

(b)
make restricted payments, which include:

(1)
the payment of dividends or the making of distributions to persons other than COLT or its Restricted Subsidiaries, other than dividends or distributions payable solely in its shares (other than redeemable shares) or in options, warrants or other rights to acquire shares and, subject to certain limitations, dividends and distributions payable to minority shareholders in Restricted Subsidiaries;

(2)
the purchase, redemption, retirement or other acquisition for value of any shares of COLT or an Unrestricted Subsidiary held by any person or of a Restricted Subsidiary held any affiliate of COLT or any holder of 5 per cent. or more of the capital stock of COLT;

(3)
the making of any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of indebtedness of COLT that is subordinated in right of payment to the 2008 Notes or the 2009 Notes, as the case may be; and

(4)
the making of any investment (which includes loans and credit support granted to third parties) (other than certain permitted investments) in any person,

  if, at the time of, and after giving effect to, the proposed restricted payment:

  (1)
  there is an event of default or a potential event of default;

  (2)
  COLT is unable to incur additional indebtedness within the terms of the permitted ratio of indebtedness to EBITDA referred to above; or

  (3)
  the proposed restricted payment would result in COLT exceeding its permitted aggregate amount of all restricted payments, this amount being the sum of:

  (A)
  50 per cent. of accumulated adjusted net income (less 100 per cent. of losses) in the period beginning with the first day of the accounting quarter starting next after the issue date of the 2008 Notes or the 2009 Notes, as the case may be;

  (B)
  certain proceeds from equity issues (including issues of additional shares upon conversion of convertible notes into shares); and

  (C)
  certain proceeds from the realisation of investments;

(c)
create, incur, assume or suffer to exist certain types of security interests on any of its assets or properties (other than those security interests which are permitted);

(d)
issue certain up-stream guarantees by the Restricted Subsidiaries in respect of indebtedness of COLT;

(e)
sell, transfer or otherwise dispose of all or any of the shares of any Restricted Subsidiary, all or substantially all of the property and assets of an operating unit or business of COLT or any of its

  Restricted Subsidiaries or any other property or assets of COLT or a Restricted Subsidiary outside the ordinary course of the business of COLT or such Restricted Subsidiary, unless

  (1)
  the consideration received from that asset sale is at least equal to the fair market value of the assets;

  (2)
  at least 85% of the consideration is received in cash (or cash equivalent); and

  (3)
  if the net cash proceeds of restricted disposals exceeds, in any 12-month period, 10% of consolidated net tangible assets, the cash proceeds of the disposal are applied in certain specified ways or, if not, used to make an offer to purchase the 2008 Notes or the 2009 Notes, as the case may be;

(f)
enter into, renew or extend any transaction with any holder of 5 per cent. of any class of shares of COLT or with any affiliate of such holder or any affiliate of COLT or a Restricted Subsidiary;

(g)
issue or sell any shares of a Restricted Subsidiary except, among other things, to COLT or a wholly-owned Restricted Subsidiary, issuances of directors qualifying shares or sales to foreign nationals of shares of foreign Restricted Subsidiaries (if required to do so by applicable law) or (subject to certain conditions) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary; or

(h)
enter into any sale and leaseback transactions.

  In addition, the Senior Indentures limit COLT's ability to consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets to, any person or permit any person to merge with or into COLT.

  Each of the Senior Indentures also contain certain events of default, including:

  (1)
  subject to certain limitations, any non-payment of amounts due on the 2008 Notes or the 2009 Notes, as the case may be, and any default in the performance of or breach of the covenants, obligations or other agreements contained in the 2008 Notes or the 2009 Notes as the case may be;

  (2)
  the failure to make a principal payment at maturity or the occurrence of an event of default that has resulted in the holders of any issue or issues of indebtedness declaring such indebtedness due and payable in relation to any issue or issues of indebtedness of COLT or any subsidiary representing more than 10 per cent. of the consolidated revenues or consolidated assets of COLT and its Restricted Subsidiaries (a "Significant Subsidiary") and having an outstanding principal amount of £10.0 million or more in aggregate for all such issues;

  (3)
  certain judgment awards in excess of £10.0 million against COLT or any Significant Subsidiary; and

  (4)
  certain events of bankruptcy and insolvency.

    Upon the occurrence of an event of default (other than certain events of bankruptcy and insolvency with respect to COLT) that is continuing, the Trustee under each of the 2008 Indenture and the 2009 Indenture or the holders of 25 per cent. in aggregate principal amount at maturity of the 2008 Notes or the 2009 Notes, as the case may be, then outstanding, may declare the 2008 Notes or the 2009 Notes, as the case may be, immediately due and payable at 100 per cent. of the principal amount plus any accrued interest thereon. In the case of the events of bankruptcy or insolvency referred to above occurring, the principal amount of, premium (if any) and accrued interest on the 2008 Notes or the 2009 Notes, as the case may be, then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

(ii)   Indenture relating to the 2007 Notes

COLT issued €402,500,000 principal amount of under the Senior Convertible Indenture (the "2007 Indenture") dated as of 3 April 2000 between COLT and The Bank of New York as the Trustee.

The 2007 Notes are unsecured, unsubordinated obligations of COLT and mature on 3 April 2007, unless previously redeemed. They may be redeemed early at the option of COLT upon notice to noteholders. The 2007 Notes bear interest at the rate of 2.0 per cent. payable annually on 3 April of each year and, in addition, the principal amount payable at maturity or early redemption accretes over the life of the 2007 Notes.

COLT is also required to consummate an offer to purchase all the 2007 Notes then outstanding, at a purchase price equal to the accreted principal amount, plus accrued and unpaid interest (if any) to the date of the purchase within 30 days of the occurrence of a change of control. For this purpose a change of control occurs if a person or group becomes the ultimate beneficial owner of more than 35 per cent. of the voting power of the shares of COLT and that ownership is greater than the voting power then held by FMR, FILP, FIL and FIL Bank and Trust Company Limited and their affiliates. There would also be a change of control if the individuals on the board of directors of COLT on the date of issue of the 2007 Notes (together with any directors whose nomination was approved by a vote of at least two-thirds of those individuals or those whose nomination was so approved) cease to constitute a majority of the board of directors of COLT.

The 2007 Indenture contains certain covenants which, amongst other things, restrict the ability (subject to certain exceptions) of COLT and its subsidiaries (the "Restricted Subsidiaries") (other than those eligible subsidiaries which COLT elects to take outside the restrictions) to:

(a)
create, incur, assume or suffer to exist certain types of security interests on any of its assets or properties (other than those security interests which are permitted); or

(b)
enter into any sale and leaseback transactions.

In addition, the 2007 Indenture limits COLT's ability to consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets to, any person or permit any person to merge with or into COLT.

The 2007 Indenture also contains certain events of default, including:

(a)
subject to certain limitations, any non-payment of amounts due on the 2007 Notes, and any default in the performance of or breach of the covenants, obligations or other agreements contained in the 2007 Notes;

(b)
the failure to make a principal payment at maturity or the occurrence of an event of default that has resulted in the holders of any issue or issues of indebtedness declaring such indebtedness due and payable in relation to any issue or issues of indebtedness of COLT or any subsidiary representing more than 10% of the consolidated revenues or consolidated assets of COLT and its Restricted Subsidiaries (a "Significant Subsidiary") having an outstanding principal amount of £10.0 million or more in aggregate for all such issues;

(c)
certain judgment awards in excess of £10.0 million against COLT or any Significant Subsidiary; and

(d)
certain events of bankruptcy and insolvency.

Upon the occurrence of an event of default (other than certain events of bankruptcy and insolvency with respect to COLT) that is continuing, the Trustee or the holders of 25 per cent. in aggregate principal amount at maturity of the 2007 Notes then outstanding, may declare the such Notes immediately due and payable at the accreted principal amount plus any accrued interest thereon. In the case of the events of bankruptcy or insolvency referred to above occurring, the principal amount of, premium (if any) and accrued interest on the 2007 Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

The 2007 Notes are convertible into ordinary shares of COLT at any time prior to the close of business on the seventh day prior to the date of maturity of the 2007 Notes or, if such notes have been called for redemption prior to the date of maturity, prior to the close of business on the seventh day before the day fixed for redemption. The initial conversion price was £50.076 per ordinary share (using a fixed exchange rate of €1.6372 = £1), subject to adjustments under certain circumstances. The circumstances leading to an adjustment of the conversion price include, among other things:

(a)
the consolidation or subdivision of the shares of COLT;

(b)
subject to certain exceptions, the issue of ordinary shares credited as fully paid to the ordinary shareholders by way of capitalisation of profits or reserves;

(c)
the paying or making of a capital distribution to shareholders;

(d)
the issue of shares of COLT by way of a rights issue at less than 95 per cent. of the current market prices; and

(e)
the issue of securities which by their terms of issue carry rights of conversion into ordinary shares of COLT where the consideration per ordinary share receivable upon conversion is less than 95% of the current market prices.

14.4
Depositary Agreement—please refer to paragraph 3 of Part X.

14.5
Relationship Agreement—please refer to paragraph 10(C) of this Part XV.

15.  Litigation

There are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which COLT S.A. is aware) which may have, or have had during the twelve months preceding the date of this Prospectus, a significant effect on COLT and/or the COLT Group's financial position or profitability. Accordingly, COLT S.A. is not aware of any governmental, legal or arbitration proceedings which, upon the Scheme becoming effective, will affect COLT S.A. or the COLT S.A. Group.

16.  Significant change

Save as set out in the unaudited interim historical financial information set out in Part XIII of this document, there has been no significant change in the financial or trading position of the COLT Group since 31 December 2005, being the date up to which the last audited consolidated financial statements of the COLT Group were prepared.

Save as set out in note 8 to the historical financial information set out in Part B of Part XI of this document, there has been no significant change in the financial or trading position of COLT S.A.

Prior to the Scheme becoming effective in order to fall within certain exemptions to capital duty, COLT S.A. will undertake a series of intragroup transactions which will result in the issue of the Open Offer Shares to the Selling Shareholder in consideration for an all asset, all liability contribution by the Selling Shareholder to COLT S.A.

17.  Consent

(A)
PricewaterhouseCoopers LLP has given and has not withdrawn its written consent to the inclusion in this Prospectus of its report set out in Part A of Part XI of this document on the financial information relating to COLT S.A. in Part B of Part XI of this document, its report set out in Part A of Part XII of this document on the historical financial information relating to the COLT Group in Part B of Part XII of this document and its report on the unaudited pro forma net asset statement relating to COLT S.A. in Part XIV of this document in the form and context in which they are included.

(B)
Deutsche Bank has given and has not withdrawn its written consent to the inclusion in this Prospectus of the references to its name in the form and context in which they appear.

(C)
Morgan Stanley has given and has not withdrawn its consent to the inclusion in this Prospectus of the references to its name in the form and context in which they appear.

18.  Miscellaneous

(A)
The total expenses of or incidental to the transaction are estimated to amount to approximately £5.3 million.

(B)
PricewaterhouseCoopers S.à r.l., whose registered office is 400, route d'Esch, B.P. 1443, L-1014 Luxembourg, are the independent auditors of COLT S.A. and have been the only auditors of COLT S.A. since its incorporation. PricewaterhouseCoopers S.à r.l is a member of the Institut des Réviseurs d'Entreprises.

(C)
PricewaterhouseCoopers LLP, whose registered office is 1 Embankment Place, London WC2N 6RH are the auditors of COLT and audited the financial statements of COLT for the three financial years ended 31 December 2005, 2004 and 2003. The reports in respect of the financial statements for the year ended 31 December 2005, 2004 and 2003, respectively were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act. PricewaterhouseCoopers LLP is a member of the Institute of Chartered Accountants in England and Wales.

(D)
COLT S.A.'s share register will be available at the offices of its domiciliations agent, Fidelity Investments Luxembourg S.A., at Kansallis House, Place de l'Etoile, L-1479 Luxembourg. COLT S.A.'s principal register of shareholders will be maintained in Jersey by Computershare Investor Services (Channel Islands) Ltd of P.O. Box 83, Ordnance House, 31 Pier Road, St. Helier, Jersey, Channel Islands JE4 8PW.

(E)
The Receiving Agent is Lloyds TSB Registrars of The Causeway, Worthing, West Sussex BN99 6DA.

(F)
The closing mid-market price of a COLT Share on 2 May 2006, being the last practicable date before the publication of this Prospectus, was 71.5 pence.

19.  Sources and bases of information

In this Prospectus, unless otherwise stated or the context otherwise requires, the following sources and bases of certain information and calculations have been used.

19.1  Financial information

The financial information relating to the COLT Group for the years ended 31 December 2005 and 31 December 2004 has been extracted without material adjustment from the audited IFRS financial information, the full text of which is set out in Part B of Part XII to this Prospectus. The financial information relating to the COLT Group of the years ended 31 December 2004 and 31 December 2003 has been extracted without material adjustment from the audited consolidated UK GAAP financial statements for the years ended 31 December 2004 and 31 December 2003 which are contained in the 2004 Annual Report and the 2003 Annual Report, and incorporated into this document by reference.

19.2  Gartner Dataquest

The information attributed to Gartner Dataquest in paragraph 4 of Part IV of this document has been accurately reproduced and as far as COLT S.A. is aware and is able to ascertain from information published by Gartner Dataquest, no facts have been omitted which would render the information so attributed inaccurate or misleading.

20.  Documents available for inspection

Copies of the documents listed below may be inspected free of charge at the offices of COLT S.A. at Kansallis House, Place de l'Etoile, L-1479, Luxembourg and at the offices of COLT, Beaufort House, 15 St. Botolph Street, London, England during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until close of business on the Scheme Effective Date and will also be available for inspection for at least 15 minutes prior to the Court Meeting and during the Court Meeting and the COLT EGM:

(A)
the Memorandum of Association of COLT and the COLT Articles;

(B)
the amendments to the COLT Articles proposed at the COLT EGM;

(C)
the Articles of Association of COLT S.A.;

(D)
the reports of PricewaterhouseCoopers LLP set out on pages 103 to 104, 108 to 109 and 149 to 150 of this document;

(E)
the Annual Report and Accounts of the COLT Group dated 22 February 2006 for the year ended 31 December 2005;

(F)
the 2004 Annual Report and the 2003 Annual Report;

(G)
the Directors' service contracts referred to in paragraph 11 of this Part XV;

(H)
the material contracts referred to in paragraph 14 of this Part XV;

(I)
the COLT S.A. Share Schemes;

(J)
the written consents referred to in paragraph 17 of this Part XV; and

(K)
this Prospectus.

A copy of this Prospectus will also be made available on the website of the Luxembourg stock exchange (www.bourse.lu).

21.  Documents incorporated by reference

This Prospectus incorporates by reference certain sections of the 2004 Annual Report and 2003 Annual Report, both of which are available, free of charge, on COLT's website at www.colt.net. The sections of the Annual Report and Accounts for the COLT Group incorporated by reference are as follows:

  (A)
  the audit report relating to the consolidated financial statements of the COLT Group for the year ended 31 December 2004 (the "2004 Financial Statements") set out on page 40 of the 2004 Annual Report;

  (B)
  the consolidated profit and loss account in the 2004 Financial Statements set out on page 41 of the 2004 Annual Report;

  (C)
  the statement of total recognised gains and losses and the reconciliation of movements in equity shareholders' funds in the 2004 Financial Statements set out on page 42 of the 2004 Annual Report;

  (D)
  the balance sheet in the 2004 Financial Statements set out on page 43 of the 2004 Annual Report;

  (E)
  the consolidated cash flow statement in the 2004 Financial Statements set out on page 44 of the 2004 Annual Report;

  (F)
  the notes to the 2004 Financial Statements set out on pages 45 to 80 of the 2004 Annual Report;

  (G)
  the audit report relating to the consolidated financial statements of COLT for the year ended 31 December 2003 (the "2003 Financial Statements") set out on page 44 of the 2003 Annual Report;

  (H)
  the consolidated profit and loss account in the 2003 Financial Statements set out on page 45 of the 2003 Annual Report;

  (I)
  the statement of total recognised gains and losses and the reconciliation of movements in equity shareholders' funds in the 2003 Financial Statements set out on page 46 of the 2003 Annual Report;

  (J)
  the balance sheet in the 2003 Financial Statements set out on page 47 of the 2003 Annual Report;

  (K)
  the consolidated cash flow statement in the 2003 Financial Statements set out on page 48 of the 2003 Annual Report; and

  (L)
  the notes to the 2003 Financial Statements set out on pages 49 to 84 of the 2003 Annual Report;

Dated: 5 May 2006

 PART XVI

COLT S.A. DIs: TERMS OF THE DEED POLL

The following is the full text of the Deed Poll. You should note that, as this Part XVI reproduces the text of the Deed Poll, defined terms used elsewhere in this document may not be of the same meaning in this Part XVI.

THIS DEED is made on 28 April 2006 by COMPUTERSHARE INVESTOR SERVICES PLC an English company, number 3498808, whose registered office is at The Pavilions, Bridgwater Road, Bristol BS13 8AE (the "Depositary"), which expression shall, unless the context otherwise requires, include any successor Depositary appointed in accordance with clause 13.2 of this Deed, in favour of the holders of COLT Depositary Interests (as hereinafter defined).

WHEREAS:

(A)	The Regulations and the CREST Manual do not provide for the direct holding and settlement of foreign securities such as COLT Securities by participants in CREST;
(B)
The Depositary has determined to constitute and issue from time to time, upon the terms of this Deed, a series of COLT Depositary Interests, each such series representing a particular class of COLT Securities with a view to facilitating the indirect holding of, and settlement of transactions in, COLT Securities by participants in CREST in accordance with the arrangements described in the CREST Manual;
(C)	UKLA has confirmed that the Depositary Interests in the manner described in this Deed are consistent with the Rules of the London Stock Exchange pertaining to the trading of LSE securities;
(D)
The Depositary (who is an authorised person under the Financial Services and Markets Act 2000 in relation to its custodian role and all other activities to be carried on by it in relation to COLT Depositary Interests) has arranged with the Operator for the COLT Depositary Interests to be settled through the CREST system;
(E)	Title to the COLT Depositary Interests shall be evidenced only by entry on the COLT Depositary Interest Register and may be transferred only by means of the CREST system; and
(F)	The Depositary will maintain the COLT Depositary Interest Register in its capacity or as envisaged by clause 3.3.

NOW IT IS WITNESSED AND DECLARED AS FOLLOWS:

1      INTERPRETATION

1.1	In this Deed the following expressions shall have the following meanings:
"Agent"	any agent appointed by the Depositary pursuant to this Deed;
"Board Resolution"
the resolution of the Board of Directors of COLT duly passed on 28 April 2006 by virtue of which COLT treats a CREST Transfer or a Demat Form in which either no transferee or a transferee other than the Custodian is specified together with a Stock Deposit Transaction for a number of COLT Depositary Interests equivalent to that specified in such CREST Transfer or Demat Form as valid instruments of transfer of the securities in the capital of COLT the subject of that Crest Transfer or Demat Form and to authorise the same for registration as valid transfers of the number of securities specified therein to the Custodian;
"Class"
a particular class of COLT Securities, units of which are for the time being in issue, where all the individual units of the class concerned are identical in all respects and cannot be separately distinguished;

"COLT"	means COLT Telecom Group S.A., a company with a share capital incorporated in Luxembourg;
"COLT Depositary Interest Register"
in relation to a particular series of COLT Depositary Interests, the register of Holders referred to in clause 2.9: and maintained in the United Kingdom on behalf of the Depositary by the COLT Depositary Interest Registrar which expression shall so long as the Regulations so permit or require, be taken to refer, so far as relevant, to a related Operator register of securities;
"COLT Depositary Interest Registrar"	Computershare Investor Services plc or such other CREST Registrar who for the time being maintains the COLT Depositary Interest Register;
"COLT Depositary Interests"
COLT Depositary Interests of a particular series issued in uncertificated form from time to time by the Depositary on the terms and conditions of this Deed and in accordance with the Regulations, title to which is evidenced by entry on the COLT Depositary Interest Register and which represent a particular class of COLT Securities;
"COLT Securities"
securities issued by COLT in accordance with its Articles of Association, whether represented by bearer certificates or instruments or by being recorded on a register or otherwise howsoever, and which are not participating securities (as defined in the Regulations); but excluding such securities or classes of securities as the Depositary may from time to time determine;
"CREST Manual"	the document entitled the "CREST Manual" issued by the Operator but excluding the CREST International Manual;
"CREST member"	a person who has been admitted by the Operator as a member of the CREST system;
"CREST Rules"
rules within the meaning of the Regulations and/or the Financial Services and Markets Act 2000 made by the Operator and any rules made by CRESTCo Limited as operator of a designated system under or pursuant to Directive 98/26/EC on settlement finality in payment and securities settlement systems;
"CREST system"	the meaning ascribed thereto in the Glossary of the CREST Manual;
"CREST Transfer"
the form of stock transfer in use from time to time within the CREST system for a transfer of a certificated unit of a participating security to a CREST member to be held by a CREST member in uncertificated form which has been completed with a specified number of COLT Securities and executed by or on behalf of the holder of such COLT Securities;
"Custodian"
subject to clause 3.3, any custodian or custodians, or any nominee of any such custodian, of the Deposited Property as may from time to time be appointed by the Depositary for the purposes of this Deed;

"Demat Form"
the CREST Dematerialisation Request Form in use from time to time within the CREST system for conversion of a unit of a participating security held by a CREST member into uncertificated form which has been completed with a specified number of COLT Securities and executed by or on behalf of the holder of such COLT Securities;
"Deposited Property"
in relation to a particular class of COLT Securities, the Deposited COLT Securities and all and any rights and other securities, property and cash for the time being held by or for the Custodian or the Depositary and attributable to the Deposited COLT Securities;
"Deposited COLT Securities"
means COLT Securities of a particular Class or entitlements thereto from time to time credited to an account of the Custodian on behalf of the Depositary in the Share Register which are to be held under the terms of this Deed and in respect of which COLT Depositary Interests of a series representing that Class of COLT Securities shall be issued pursuant to the terms of this Deed;
"FSA"	means the Financial Services Authority established in terms of section 1 Financial Services and Markets Act 2000;
"Holder"
in relation to a particular Class of COLT Securities and subject to clause 6.2.1, the CREST member recorded in the COLT Depositary Interest Register for the time being as the holder of a COLT Depositary Interest of the series which represents COLT Securities of that Class and, where the context admits, shall include a former Holder and the personal representatives or successors in title of a Holder or former Holder;
"Liabilities"	any liability, damage, loss, cost, claim or expense of any kind or nature whether direct, indirect, special, consequential or otherwise;
"Membership Agreement"	the agreement entered into by a Holder with the Operator pursuant to which the Operator agreed to admit the Holder as a system member;
"Operator"	CRESTCo Limited or such other person who is for the time being the operator of the CREST system for the purposes of the Regulations;
"Proceedings"	any proceeding, suit or action of any kind and in any jurisdiction arising out of or in connection with this Deed or its subject matter;
"Regulations"
the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) and such other regulations under Section 207 of the Companies Act 1989 as are applicable to the Operator and/or the CREST system and are from time to time in force;
"Share Register"	means the branch share register of members of COLT maintained in Jersey in accordance with its Articles of Association on behalf of COLT by the Share Registrar;
"Share Registrar"	the person who for the time being maintains the Share Register;

"Stock Deposit Transaction"	a properly authenticated dematerialised instruction in respect of a transaction type referred to in the CREST Manual as a stock deposit;
"Stock Withdrawal Transaction into Own Name"	a properly authenticated dematerialised instruction in respect of a transaction type referred to in the CREST Manual as a stock withdrawal and which does not include a transferee;
"Stock Withdrawal Transaction into New Name"	a properly authenticated dematerialised instruction in respect of a transaction type referred to in the CREST Manual as a stock withdrawal and which includes a transferee; and
"UKLA"	the Financial Services Authority acting in its capacity as the UK Listing Authority for the purposes of Part VI of the Financial Services and Markets Act 2000.
1.2	In this Deed, unless otherwise specified:
1.2.1	references to clauses, sub-clauses, schedules and paragraphs are to clauses, sub-clauses, schedules and paragraphs of this Deed;
1.2.2	headings to clauses and paragraphs are for convenience only and do not affect the interpretation of this Deed;
1.2.3
references to a "person" shall be construed so as to include any individual, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having a separate legal personality) or two or more of the foregoing;
1.2.4
references to any statute or statutory instrument or any provision thereof shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;
1.2.5	words importing the singular shall include the plural and vice versa unless the contents otherwise requires and words importing a gender shall include any gender;
1.2.6
references to fees, costs, charges, expenses or other payments, shall be exclusive of any value added tax or similar tax charged or chargeable in respect thereof; and when any value added tax is chargeable, the Depositary shall be entitled to recover that tax in addition to the stated fees, costs, charges, expenses or other payments;
1.2.7
words and phrases defined in the Regulations, the CREST Rules, and the CREST Manual which are not defined in this Deed shall have the same meanings where used herein unless the context otherwise requires;
1.2.8
in construing this Deed, general words shall not be given a restrictive meaning by reason of the fact that they are preceded or followed by words indicating a particular class of acts, matters or things or by particular examples intended to be embraced by the general words;
1.2.9
any provision to the effect that the Depositary shall not be liable in respect of a particular matter shall be construed to mean that the Depositary shall not have any liability which the Depositary might, in the absence of such a provision, incur, whether the Depositary could incur such a liability:
1.2.9.1	under the terms of this Deed or any other agreement or instrument relating to the CREST system (where such terms are express or implied by statute, law or otherwise);
1.2.9.2	in tort;
1.2.9.3	for misrepresentation;
1.2.9.4	for breach of trust or of any other duty imposed by law; or
1.2.9.5	in any other way;
1.2.10	unless otherwise stated, nothing in this Deed is intended to confer a benefit on any third party, and no term in this Deed will, therefore, be enforceable pursuant to the Contracts (Rights of Third Parties) Act 1999 by any party other than the Depositary and any Holder. For these purposes, a term of this Deed shall only be "otherwise stated" if it incorporates an express reference to a right or benefit of the Custodian or COLT; and

1.2.11
if a benefit is conferred on any third party in accordance with clause 1.2.10, the Depositary may rescind or vary any term of this Deed in accordance with its terms without the consent of the third party at all times.

2      FORM AND ISSUE OF COLT DEPOSITARY INTERESTS

2.1	Subject to clause 6.2 the Depositary shall only issue and transfer COLT Depositary Interests to CREST members who in accepting such issue or transfer give the Operator the authority to confirm such membership and supply a copy of their membership agreement to the Depositary. In accepting any issue or transfer to it of COLT Depositary Interests, each Holder shall be deemed to be accepting and agreeing to the terms of this Deed and all obligations imposed on it hereunder.
2.2
Subject to the provisions of this Deed, the Depositary shall issue to a CREST member such number or amount of COLT Depositary Interests as is equal to the number or amount (as the case may be) of COLT Securities of the relevant Class issued or transferred to the Custodian on behalf of the Depositary, for the account of that CREST member.
2.3	Subject to the provisions of this Deed, the Depositary shall only issue COLT Depositary Interests upon either:
2.3.1
receipt by the Depositary of a CREST Transfer or a Demat Form in respect of a specified number and class of COLT Securities which has been executed by or on behalf of the holder of such COLT Securities; or
2.3.2	the issue to the Custodian on behalf of a CREST member of a specified number and class of COLT Securities; and in either case
2.3.3	receipt by the Depositary of a Stock Deposit Transaction for an equivalent number of COLT Depositary Interests.
2.4	Receipt by the Depositary of:
2.4.1	a CREST Transfer or a Demat Form; and
2.4.2	a Stock Deposit Transaction for a number of COLT Depositary Interests equivalent to that specified in such CREST Transfer or Demat Form;
shall by virtue of the Board Resolution constitute an instrument of transfer of such COLT Securities in favour of the Custodian as transferee and by virtue of this clause but subject to the provisions of this Deed, be deemed to constitute:
2.4.2.1
an irrevocable instruction to the Depositary to issue an equivalent number of COLT Depositary Interests in the name of the CREST member in whose favour such CREST Transfer is made or in whose name such Demat Form is made; and
2.4.2.2
an irrevocable direction to the Depositary or the COLT Depositary Interest Registrar on its behalf, to adjust by means of a Registrar's adjustment transaction the stock account of the relevant CREST member in respect of the relevant number of COLT Depositary Interests;
and accordingly, forthwith upon receipt of the same the Depositary shall, subject to the provisions of this Deed:
2.4.2.3
procure that there is forthwith delivered to the Custodian on behalf of the Depositary, by unconditional credit to the Custodian's account in the Share Register, a number or amount of COLT Securities of the class concerned equal to the number or amount of COLT Depositary Interests so issued;
2.4.2.4	issue such COLT Depositary Interests; and
2.4.2.5	send such Registrar's adjustment transaction.

2.5	The issue to the Custodian on behalf of a CREST member of a specified number and class of COLT Securities shall be deemed, subject to the provisions of this Deed, to constitute:
2.5.1	an irrevocable instruction to the Depositary to issue an equivalent number of COLT Depositary Interests in the name of the CREST member in whose favour such COLT Securities are issued; and
2.5.2
a direction to the Depositary or the COLT Depositary Interest Registrar on its behalf to adjust by means of a Registrar's adjustment transaction the stock account of the relevant CREST member in respect of the relevant number of COLT Depositary Interests;
and, accordingly, forthwith upon the issue of such COLT Securities, the Depositary shall, subject to the provisions of this Deed:
2.5.2.1
procure that there is forthwith delivered to the Custodian on behalf of the Depositary, by unconditional credit to the Custodian's account in the Share Register, a number or amount of COLT Securities of the class concerned equal to the number or amount of COLT Depositary Interests so issued;
2.5.2.2	issue such COLT Depositary Interests; and
2.5.2.3	send such Registrar's adjustment transaction.
2.6	The sending by the Depositary or the COLT Depositary Interest Registrar of a Registrar's adjustment transaction in accordance with this Deed is taken to constitute confirmation by the Depositary that:
2.6.1	the relevant number of COLT Depositary Interests has been issued in the name of the relevant CREST member; and
2.6.2
there has been delivered to the Custodian on behalf of the Depositary, by unconditional credit to the Custodian's account in the Share Register, a number or amount of COLT Securities of the class concerned equal to the number or amount of COLT Depositary Interests so issued.
2.7
If at any time after the date of this Deed COLT creates any separate Class(es) of COLT Securities then any COLT Depositary Interests to be issued in respect of any such separate Class of COLT Securities shall be issued in series, each series representing interests in a separate class of COLT Securities.
2.8	COLT Depositary Interests shall be issued on the terms and conditions set forth or referred to in or prescribed pursuant to this Deed and the CREST Manual, in each case as from time to time amended.
2.9	The Depositary shall maintain in England separate registers in respect of each series of COLT Depositary Interests in accordance with the Regulations. Each such register shall record:
2.9.1	the number of COLT Depositary Interests outstanding from time to time;
2.9.2	the name and address of each person holding the COLT Depositary Interests;
2.9.3	how many COLT Depositary Interests each such person holds;
2.9.4	the date of issue and cancellation and changes in ownership in respect of all of COLT Depositary Interests,

provided that (1) the maintenance by the Operator, so long as that is permitted or required by the Regulations, of an Operator register of securities in respect of such a series in the United Kingdom shall be a satisfaction pro tanto of the obligations of the Depositary contained in this clause 2.9 and (2) nothing in this Deed shall be taken to impose any obligation on the Operator or to confer any right against the Operator with respect to any register.
2.10	Title to a COLT Depositary Interest shall be evidenced only by entry on the COLT Depositary Interest Register and may be transferred only by means of the CREST system.
2.11
A COLT Depositary Interest may be issued only in uncertificated form. A request for conversion of COLT Depositary Interests into certificated units of a security for the purposes of the Regulations shall be deemed to be a request to the Depositary for cancellation of such COLT Depositary Interests and withdrawal of the Deposited Property represented by such COLT Depositary Interests in accordance with this Deed.

2.12	COLT Depositary Interests shall be transferable free from any equity, set-off or counterclaim between the Depositary and the original or any intermediate Holder.
2.13	The Depositary shall have no obligation to arrange for the COLT Depositary Interests to be admitted to any stock exchange or quoted or permitted to be dealt in or on any other market.
2.14	The COLT Depositary Interests have not been registered under the securities legislation of any territory other than England and Wales.
2.15
Save for the trusts declared by clause 5.1 of this Deed, the Depositary shall not be bound by or compelled to recognise any express, implied or constructive trust or other interest in respect of Deposited Property, even if it has actual or constructive notice of the said trust or interest. The Depositary does not undertake any duty or obligation to any person (other than a Holder) and accepts no liability to any such person.
2.16
COLT Depositary Interests may be cancelled by the Depositary pursuant to clauses 6, 7 and 9.3 and, so far as the Depositary considers appropriate, in the circumstances contemplated in clauses 9.11, 9.14, 10.2 and 11.1.
2.17
The Depositary shall maintain in respect of each Holder a securities account showing the amount of Deposited COLT Securities attributable to that Holder and, if and so long as the Deposited Property includes cash a cash account recording the cash amounts (if any) attributable to such Deposited COLT Securities.

3      APPOINTMENT OF CUSTODIAN

3.1	The Depositary shall from time to time appoint one or more persons to act for it as Custodian. The function of the Custodian shall be to hold such of the Deposited Property as may be designated from time to time by the Depositary and any cash or other property derived from such Deposited Property, as bare trustee for the benefit of the Depositary. The Custodian shall be subject at all times and in all respects to the direction of the Depositary and shall be responsible solely to it. The Depositary may at any time terminate the appointment of any Custodian and appoint a successor Custodian. The Custodian may be a member of the same group of companies as the Depositary.
3.2
The Depositary shall require the Custodian to ensure that all Deposited Property held by the Custodian is identified as being held on behalf of the Depositary for the account of Holders. The Depositary shall not be liable to earn any interest on or to account to COLT or any Holder or any other person for any interest earned on moneys held either by it or by the Custodian or by any Agent which shall have been paid by or on behalf of COLT or any Holder under this Deed or shall otherwise have been received in respect of Deposited Property.
3.3
Notwithstanding the provisions of clause 3.1, the Depositary may, to the extent permitted by applicable laws and regulations to which it is subject, itself perform the functions of the Custodian, in which case references in this Deed to the Custodian shall be deemed to be references to the Depositary.

4      DEPOSITED PROPERTY

4.1	Each person to whom COLT Depositary Interests are to be issued pursuant to this Deed (the "Taker") shall be bound to give such warranties and certifications to the Depositary as the Depositary may reasonably require. Each Taker shall in any event be taken to warrant that COLT Securities which are transferred or issued to the Custodian on behalf of the Depositary for the account of the Taker are transferred or, as the case may be, issued free and clear of all liens, charges, encumbrances or third party interests (other than the interests therein arising pursuant to clause 5 of this Deed) and that such transfers or, as the case may be, such issues of COLT Securities to the Custodian are not in contravention of the Articles of Association of COLT or of any contractual obligation binding on the Taker or the person making the transfer or of any applicable law or regulation or order binding on or affecting the Taker or the person making the transfer, and the Taker shall indemnify the Depositary and keep it indemnified from and against any Liabilities which it may suffer by reason of any breach of any such warranty.

4.2	The Depositary shall be entitled to refuse to accept COLT Securities:
4.2.1
whenever it is notified in writing that COLT has restricted the transfer thereof to comply with ownership restrictions under applicable law or under the Articles of Association of COLT or under any contractual provision binding COLT;
4.2.2	if it reasonably believes that any relevant transfer is invalid or ineffective to pass title in the COLT Securities under any applicable law or regulation;
4.2.3
if the Depositary is notified by or on behalf of COLT that such deposit or the issue of COLT Depositary Interests pursuant to this Deed would or might result in the contravention of any applicable law; or
4.2.4
if such action is deemed necessary or advisable by the Depositary at any time or from time to time because of any requirement of any applicable law or of any government or governmental authority, body or agency or any regulatory authority or the Operator, or under any provision of this Deed or under the Articles of Association of COLT or for any other reason.

5      DECLARATION OF TRUST

5.1	The Depositary hereby declares and confirms that it holds (itself or through the Custodian) as bare trustee and will so hold, subject to the terms of this Deed, all the Deposited Property pertaining to COLT Depositary Interests for the benefit of the Holders as tenants in common and that each of the Holders is entitled to rights in relation to the relevant Deposited Property accordingly. For the avoidance of doubt, in acting hereunder the Depositary shall have only those duties, obligations and responsibilities expressly undertaken by it in this Deed and, except to the extent expressly provided by this Deed, does not assume any relationship of trust for or with the Holders or any other person.
5.2
Nothing in this Deed is intended to nor shall create a charge or other security interest in favour of the Depositary. Any right or power of the Depositary in respect of the Deposited Property is reserved by the Depositary under its declaration of trust contained in clause 5.1 and is not given by way of grant by any Holder.
5.3
The Depositary shall pass on to, and exercise on behalf of, and shall ensure that the Custodian, in so far as it is reasonably able, exercises on behalf of and passes on to the relevant Holder(s) all rights and entitlements which it or the Custodian receives in respect of Deposited COLT Securities in accordance with this Deed:
5.3.1
Any such rights or entitlements to cash distributions, to information, to make choices and elections, and to attend and vote at general meetings shall, subject to the other provisions of this Deed, be passed on to the relevant Holder(s) forthwith upon being received by the Depositary or the Custodian in the form in which they are received by the Depositary or the Custodian together with such amendments or such additional documentation as shall be necessary to effect such passing on.
5.3.2	Any such rights or entitlements to scrip dividends, to bonus issues or arising from capital reorganisations shall be passed on to the relevant Holder(s):
5.3.2.1	by means of the sub-division, cancellation and/or issue of COLT Depositary Interests to reflect the sub-division and/or cancellation of the underlying Deposited COLT Securities or the issue of additional COLT Depositary Interests to the relevant Holder(s) to reflect the issue of additional COLT Securities to the Custodian; and
5.3.2.2	in either case forthwith following such sub-division and/or cancellation or issue of such COLT Securities as the case may be.
5.3.3	If arrangements are made which allow a Holder to take up any rights in COLT Securities requiring further payment from a Holder, it must, if it wishes the Depositary to exercise such rights on its behalf, put the Depositary in cleared funds before the relevant payment date or such other due date that the Depositary may notify the Holders in respect of such rights.

5.3.4
The Depositary will accept all compulsory purchase and similar notices in respect of COLT Depositary Interests but will not exercise choices, elections or voting rights in the absence of express instructions from the relevant Holder.
5.3.5
The Depositary shall re-allocate any COLT Securities or distributions which are allocated to the Custodian and which arise automatically out of any right or entitlement to Deposited COLT Securities to Holders pro-rata to the Deposited COLT Securities held for their respective accounts provided that the Depositary shall not be required to account for any fractional entitlements arising from such re-allocation which fractional entitlements shall be aggregated and given to charity.
5.3.6	Any other rights or entitlements shall be passed on to Holders in such manner and by such means as the Depositary shall in its absolute discretion determine.
5.4
The Depositary will not be bound to take notice of, nor to see to the carrying out of, any trust, mortgage, charge, pledge or claim in favour of any other person. A receipt from a Holder (or from a Holder's personal representatives or nominated transferee in accordance with clause 6) for the COLT Depositary Interests will free the Depositary from responsibility to any such other person in respect of any such interest. The Depositary may ignore any notice it receives of the right, title, interest or claim of any other person to an interest in those assets, except where the interest is conferred by operation of law.

6      WITHDRAWAL OF DEPOSITED PROPERTY

6.1	Subject to the provisions of this Deed, the Depositary shall only cancel COLT Depositary Interests and transfer the Deposited Property represented thereby upon the request of the Holder.
6.2
The receipt by the Depositary of either a Stock Withdrawal Transaction into Own Name or a Stock Withdrawal Transaction into New Name for a specified number of COLT Depositary Interests shall in addition to the meaning attributed to it within the CREST system (if different) be deemed to constitute:
6.2.1
in the event of a Stock Withdrawal Transaction into New Name, an irrevocable instruction to the COLT Depositary Interest Registrar to debit the account on the COLT Depositary Interest Register of the CREST member who issued such Stock Withdrawal Transaction and credit the account of the transferee specified in such Stock Withdrawal Transaction, whether or not a CREST member, in each case with the relevant number of COLT Depositary Interests and for the avoidance of doubt any such transferee whether or not a CREST member shall not become a Holder;
6.2.2
in the event of a Stock Withdrawal Transaction (whether into New Name or Own Name) an irrevocable request from the Holder on the COLT Depositary Interest Register for those COLT Depositary Interests to be cancelled and for the Deposited Property represented thereby to be withdrawn; and
6.2.3
an irrevocable instruction from the holder on the COLT Depositary Interest Register to the Custodian to forthwith transfer the relevant Deposited Property to the transferee specified in such Stock Withdrawal Transaction into New Name or, in the case of a Stock Withdrawal Transaction into Own Name, the Holder of the relevant COLT Depositary Interests (in either case the "Transferee") and to pay any money comprised in or referable to the Deposited Property relating to such COLT Depositary Interests to such Transferee.
6.3	In respect of any transfer to the Transferee:
6.3.1
the Depositary shall be entitled to deliver to the Transferee, in lieu of the relevant Deposited COLT Securities to which he is entitled, any securities into which such Deposited COLT Securities have been converted, sub-divided or consolidated, any securities which are substituted by COLT for such Deposited COLT Securities or any proceeds and/or securities received or issued in lieu of such Deposited COLT Securities as a result of any corporate event of or affecting COLT; and
6.3.2
without prejudice to the generality of clause 6.3.1, where the Depositary has at the direction of the Holder assented Deposited COLT Securities to a third party pursuant to a take-over offer, the Depositary shall deliver to the Transferee in question the proceeds and/or securities received in respect of the assented COLT Deposited Securities attributed to the COLT Depositary Interests being withdrawn in lieu of such Deposited COLT Securities;

in each case as soon as practicable following receipt if the same have not been received by the Depositary by the time of receipt of the relevant Stock Withdrawal Transaction whether into Own Name or into New Name.
6.4
Notwithstanding the provisions of clause 6, the Depositary shall not be required to make arrangements for the transfer of COLT Securities of a particular Class during any period when the Share Register is closed.
6.5
The Depositary shall not be liable to a Holder or a Transferee if any Deposited Property cannot be delivered to or to the order of a Transferee by reason of any prohibition imposed upon the Depositary or the Holder by applicable law, the Articles of Association of COLT or any other matter beyond the Depositary's reasonable control.
6.6	Notwithstanding the withdrawal of Deposited COLT Securities under this clause 6, income distributions attributable thereto will be dealt with in accordance with clause 5.
6.7
Any person requesting cancellation of COLT Depositary Interests may be required by the Depositary to furnish it with such proof, certificates and representations and warranties as to matters of fact, including, without limitation, as to his identity and with such further documents and information as the Depositary may deem necessary or appropriate for the administration or implementation of this Deed in accordance with the Articles of Association of COLT and applicable laws and regulations. The Depositary may withhold delivery of the Deposited Property until such items are so furnished.

7      COMPULSORY WITHDRAWAL

7.1	If it shall come to the notice of the Depositary, or if the Depositary shall have reason to believe, that any COLT Depositary Interests:
7.1.1
are owned directly or beneficially by any person in circumstances which, in the opinion of the Depositary, might result in the Depositary or the Custodian suffering any liability to taxation or pecuniary, fiscal or material regulatory disadvantage which it might not otherwise have suffered;
7.1.2
are owned directly or beneficially by, or otherwise for the benefit of, any person in breach of any law or requirement of any jurisdiction or governmental authority or so as to result in ownership of any COLT Securities exceeding any limit under, or otherwise infringing, the Articles of Association of or law applicable to COLT or the terms of issue of the COLT Securities;
7.1.3
are owned directly or beneficially by, or otherwise for the benefit of, any person who fails to furnish to the Depositary such proof certificates and representations and warranties as to matters of fact, including, without limitation, as to his identity, as the Depositary may deem necessary or appropriate for the administration or implementation of this Deed in accordance with the Articles of Association of COLT applicable laws and regulations, including (without limitation) information specified in the CREST Manual or for the Depositary to comply with the Articles of Association of COLT;
7.1.4	are owned by a Holder who ceases at any time to be, or is suspended in whole or in part as, a CREST member for any reason; or
7.1.5	cease to be capable of being held in the CREST system; or
7.1.6
are held by a Holder who has failed to duly and punctually perform any obligation to the Depositary or Custodian or COLT imposed upon him by virtue of this Deed or any other agreement or instrument to which he is a party or by which he is bound with respect to those or any other COLT Depositary Interests, and in relation to whom the Depositary determines that it is appropriate that the provisions of this clause shall apply, then the Holder shall be deemed, at the election of the Depositary to have requested the cancellation of his COLT Depositary Interest(s) and the withdrawal of the Deposited COLT Securities represented by his COLT Depositary Interest(s).

7.2	On the Holder being deemed at the election of the Depositary, to have requested the withdrawal of the Deposited COLT Securities represented by his COLT Depositary Interests pursuant to clause 7.1, the Depositary shall make such arrangements to the extent practicable and permitted by applicable law and regulation for the delivery of the Deposited Property represented by the Holder's COLT Depositary Interests to the Holder as the Depositary shall think fit. Without limitation, the Depositary may:
7.2.1
arrange for the COLT Depositary Interests of such Holder to be transferred (or cancelled and re-issued) to a CREST member selected by the Depositary who shall hold the same as nominee for such Holder on such terms as the Depositary or that CREST member shall think fit;
7.2.2	arrange for such COLT Depositary Interests to be cancelled and for the Deposited Property represented thereby to be transferred to such Holder; or
7.2.3	in its absolute discretion, liquidate all or part of the Deposited Property and deliver the net proceeds in respect thereof to the Holder.
7.3
The Depositary shall be entitled to deduct such fees, costs, duties, taxes and charges as may be applicable and any other sums owing to the Depositary in accordance with the provisions of this Deed from the Deposited Property or from the net proceeds thereof before delivering the same to the Holder. If any official consents need to be obtained prior to the delivery of the Deposited Property or the net proceeds thereof to the Holder, the Depositary shall make such arrangements with respect to the Deposited Property or the net proceeds thereof as it shall see fit.

8      AUTHORISATIONS AND CONSENTS

8.1	The Depositary warrants that it is an authorised person under the Financial Services and Markets Act 2000 and is duly authorised to carry out the custodian and other activities required of it by this Deed in accordance with that Act and undertakes that, if and so long as this Deed remains in force, it shall, at its own burden and expense, maintain that status and authorisation or any corresponding status under any legislation or regulatory requirement in England or of any other jurisdiction by which it is bound which may from time to time apply to the carrying on of such activities in addition to or in substitution for the requirements of the Financial Services and Markets Act 2000.
8.2
Subject to clause 8.1, if any other governmental or administrative authorisation, consent, registration or permit or any report to any governmental or administrative authority is required in order for the Depositary to receive COLT Securities to be deposited hereunder and/or for COLT Depositary Interests representing the same to be issued pursuant to this Deed, or in order for COLT Securities or other securities or property to be distributed or to be subscribed or acquired in accordance with the provisions prescribed in or pursuant to this Deed, the prospective Holder shall apply for such authorisation, consent, registration, or permit or file such report within the time required. The Depositary shall not be bound to issue COLT Depositary Interests or distribute, subscribe or acquire COLT Securities or other property with respect to which such authorisation, consent, registration, permit or such report shall not have been obtained or filed, as the case may be, and shall have no duties to obtain any such authorisation, consent, registration or permit or to file any such report except in circumstances where the same may only be obtained or filed by the Depositary and only without unreasonable burden or expense.

9      LIABILITY

9.1	The Depositary shall not incur any liability to any Holder or to any other person for any Liabilities suffered or incurred arising out of or in connection with the performance or non-performance of its obligations or duties whether arising under this Deed (other than those specified in clauses 2.2 and 2.3) or otherwise save to the extent that such Liabilities result from its negligence or wilful default or fraud or that of any person for whom the Depositary is vicariously liable provided that the Depositary shall not incur any such liability as a result of the negligence or wilful default or fraud of any Custodian or Agent which is not a member of the same group of companies as the Depositary unless the Depositary shall have failed to exercise reasonable care in the appointment and continued use of such Custodian or Agent. Nor shall the Depositary incur any such liability if any Liabilities suffered or incurred by the Holder are attributable to or results from the negligence or wilful default or fraud of the Operator or COLT or the acts or omissions of any person who provides banking services in connection with the CREST system. Except in the case of personal injury or death, any liability incurred by the Depositary to a Holder under this Agreement will be limited to:

9.1.1
the value (at the date the act, omission or other event giving rise to the liability is discovered and as if such act, omission or other event had not occurred) of the Deposited Property that would have been properly attributable (if such act, omission or other event had not occurred) to the Depositary Interests to which the liability relates; or if less;
9.1.2
that proportion of £5,000,000 which corresponds to the proportion which the amount the Depositary would otherwise be liable to pay to the Holder bears to the aggregate of the amounts that the Depositary would otherwise be liable to pay to all or any Holders in respect of the same act, omission or event which gave rise to such liability or, if there are no such other amounts, £5,000,000.
9.2	The Depositary shall not incur any liability to any Holder or to any other person if, by reason of:
9.2.1	any provision of any present or future law or regulation of any jurisdiction or of any governmental authority, or by reason of the interpretation thereof;
9.2.2	the Articles of Association of COLT;
9.2.3	the provisions of the CREST Manual or CREST Rules or the application thereof;
9.2.4	any refusal or failure of the Operator or of any other person to provide any service in relation to the CREST system or any operational failure of the CREST system;
9.2.5	any act or omission of COLT;
9.2.6	any other computer failure;
9.2.7	any circumstance beyond the reasonable control of the Depositary; or
9.2.8
the performance by it or any other person of any act or thing which is required or permitted or contemplated to be done or performed by or pursuant to this Deed shall be prevented or delayed or required to be effected in some manner or to an extent which is different in any respect from that provided for or contemplated by this Deed.
9.3
If and to the extent that by virtue of laws of any jurisdiction outside the United Kingdom, or the application or operation of those laws in any particular event or circumstance, or by virtue of the provisions of the Articles of Association of COLT or the application or operation of those provisions in any particular event or circumstance, the Depositary or the Custodian does not acquire unconditional and absolute title or right to any Deposited Property, or acquires a title or right to any Deposited Property which is in any manner encumbered or defective or liable to be displaced or avoided, or where as a result of an event or circumstance beyond the Depositary's reasonable control the Deposited Property is reduced or depleted or the Depositary does not hold sufficient COLT Securities to cover the COLT Depositary Interests in issue, neither the Depositary nor the Custodian shall be in any way liable to any Holder or any other person by reason thereof; but in any such case the Depositary shall be entitled to take or cause to be taken such action as shall in its opinion be reasonable or appropriate, including without limitation the cancellation without compensation of the COLT Depositary Interests of any Holder(s) determined by the Depositary whether or not such Holder(s) are in any way responsible for the relevant event or circumstance; and each Holder agrees that, by acquiring and holding COLT Depositary Interests representing COLT Securities by means of the arrangements contemplated by this Deed, such Holder accepts the risk that by virtue of such laws or terms and conditions, or the application or operation thereof or any such event or circumstance the interest in any relevant Deposited Property may not be entire, complete and unimpeachable.
9.4
If the Depositary becomes entitled to take or cause to be taken action as aforesaid, it will in its sole discretion consider whether it may directly or indirectly transfer or make available to any Holder adversely affected, in whole or in part, the benefit of any rights, claims or other assets which may be available to the Depositary and which pertain to the matter(s) giving rise to the relevant event or circumstance.

9.5
The Depositary may rely on, and shall not be liable for any loss suffered by any Holder or any other person by reason of its having accepted (or the Custodian or any other Agent or COLT or its agents having accepted) as valid and having relied upon any written notice, request, direction, transfer, certificate for COLT Securities (or other securities), electronic communication or any other document or any translation thereof or communication reasonably believed by it in good faith to be genuine notwithstanding that the same shall have been forged or shall not be genuine or accurate or shall not have been duly authorised or delivered.
9.6
The Depositary may act, or take no action, on the advice or opinion of, or in reliance upon, any certificate or information obtained from, COLT or any reputable lawyer, valuer, accountant, banker, broker, information provider, settlement system operator, registrar or other expert whether obtained by COLT, the Depositary or otherwise and shall not except where any such person is a member of the same group of companies as the Depositary be responsible or liable to any Holder or any other person for any loss or liability occasioned by so acting or refraining from acting or relying on information from persons depositing COLT Securities or otherwise entitled to the issue of COLT Depositary Interests. Any such advice, opinion, certificate or information may be sent or obtained by letter, telex, facsimile transmission, e-mail, telegram, cable or other electronic communication and the Depositary shall not be liable for acting on any such advice, opinion, certificate or information notwithstanding that the same shall have been forged or shall not be genuine or accurate.
9.7
The Depositary may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing a certificate, letter or other written communication, purporting to be signed on behalf of COLT by a director of COLT or by a person duly authorised in writing by a director of COLT or such other certificate from any such person as is specified in clause 9.6 above which the Depositary considers appropriate and the Depositary shall not be bound in any such case to call for further evidence or be responsible to any Holder or any other person for any loss or liability that may be occasioned by the Depositary acting on such certificate.
9.8
The Depositary shall not be required or obliged to monitor, supervise or enforce the observance and performance by COLT of any of its obligations, including, without limitation, those arising under or in connection with applicable law, or any contract or instrument to which COLT is a party or by which it or any of its assets is bound. The Depositary makes no representation or recommendation to any person regarding the financial condition of COLT or the advisability of acquiring COLT Depositary Interests or COLT Securities or other property or as to the type or character or suitability thereof and takes no responsibility for the operations of COLT or the effect thereof on the value of the relevant COLT Securities or COLT Depositary Interests or any rights derived there from.
9.9
The Depositary, the Custodian and any Agent may engage or be interested in any financial or other business transactions with COLT or any other member of any group of which COLT is a member, or in relation to the Deposited Property (including, without prejudice to the generality of the foregoing, the conversion of any part of the Deposited Property from one currency to another), may at any time hold or be interested in COLT Depositary Interests for their own account, and shall be entitled to charge and be paid all usual fees, commissions and other charges for business transacted and acts done by them otherwise than in the capacity of Depositary or Custodian or Agent (as the case may be) in relation to matters arising under this Deed (including, without prejudice to the generality of the foregoing, charges on the conversion of any part of the Deposited Property from one currency to another and on any sales of property) without accounting to the Holders or any other person for any profit arising there from.
9.10
The Depositary shall endeavour to effect any sale of securities or other property or transferable right and any conversion of currency as is referred to or contemplated by this Deed in accordance with its normal practices and procedures but shall have no liability with respect to the terms of such sale or conversion or if the effecting of such sale or conversion shall not be reasonably practicable.
9.11
The Depositary shall have no responsibility whatsoever to any Holder or any other person as regards any deficiency which might arise because the Depositary is subject to or accountable for any tax in respect of any or any part of the Deposited Property or any income or capital distribution or other payment arising there from or any proceeds of sale thereof. The Depositary shall be entitled to make such deductions from the Deposited Property or any income or capital arising there from or to sell all or any of the Deposited Property and make such deductions from the proceeds of sale thereof as may be required by applicable law in order to comply with its obligations to account for any tax liability in respect thereof.

9.12
Without prejudice to any other powers which the Depositary may have hereunder, the Depositary shall be entitled to enter into any agreement with or give any undertakings to any relevant taxation authority concerning the taxation status of the transactions effected pursuant to this Deed and to do all such things as may be required under the terms of any such agreement or undertakings.
9.13
Notwithstanding anything else contained in this Deed but subject always to the rights of a Holder under clause 5, the Depositary may refrain from doing anything which could or might, in its opinion, be contrary to any law of any jurisdiction or any of the rules or any regulation or requirement of any regulatory authority or other body which is binding upon it, or which would or might otherwise in its reasonable opinion render it liable to any person and the Depositary may do anything which is, in its opinion, necessary to comply with any such law, regulation or requirement or which is in its opinion necessary to avoid any such liability.
9.14
No provision of this Deed shall require the Depositary to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers hereunder. If, notwithstanding this provision, the Depositary reasonably does so, it shall be entitled to make such deductions from the Deposited Property or any income or capital arising there from or to sell all or any of the Deposited Property and make such deductions from the proceeds of sale thereof as may be required to account for any loss or liability suffered by the Depositary in respect thereof.
9.15
All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from Holders or their agents will be delivered to or sent to or from them at their own risk.
9.16
The Depositary shall not be liable to a Holder in respect of any of its obligations under this Agreement if it is unable to fulfil those obligations by reason of any prohibition imposed upon the Depositary or the Holder by applicable law, any benefit attaching to COLT Securities being unable to pass through the CREST system and alternative arrangements not being agreed with COLT or any other matter beyond the Depositary's reasonable control.

10   DEPOSITARY'S FEES AND EXPENSES

10.1	The Depositary shall be entitled to charge Holders in respect of the provision of its services under this Deed the fees and expenses notified from time to time.
10.2
The Depositary shall not be liable for any taxes, duties, charges, costs or expenses which may become payable in respect of the Deposited COLT Securities or other Deposited Property or the COLT Depositary Interests, whether under any present or future fiscal or other laws or regulations or otherwise howsoever, and such part thereof as is proportionate or in the opinion of the Depositary referable to a COLT Depositary Interest shall be payable by the Holder thereof to the Depositary at any time on request; or may be deducted from Deposited Property held for the account of the Holder and/or from any amount due or becoming due on such Deposited Property in respect of any dividend or other distribution. In default thereof, the Depositary may in its sole discretion sell, and for the account of the Holder discharge the same out of the proceeds of sale of any appropriate number of Deposited COLT Securities or other Deposited Property, and subsequently pay any surplus to the Holder.

11   INDEMNITIES

11.1	A Holder shall be required to accept liability for and shall be bound to indemnify the Depositary and the Custodian and their respective agents, officers and employees and hold each of them harmless from and against, and shall reimburse each of them for, any and all Liabilities, arising from or incurred in connection with, or arising from any act performed in accordance with or for the purposes of or otherwise related to, this Deed insofar as they relate to Deposited Property held for the account of, or COLT Depositary Interests held by, that Holder, except for Liabilities caused by or resulting from any wilful default or negligence or fraud of:

11.1.1	the Depositary; or
11.1.2
the Custodian or any Agent if such Custodian or Agent is a member of the same group of companies as the Depositary or if, not being a member of the same group of companies, the Depositary shall have failed to exercise reasonable care in the appointment and continued use of such Custodian or Agent.
11.2
The Depositary shall be entitled to make such deductions from the Deposited Property or any income or capital arising there from or to sell all or any of the Deposited Property and make such deductions from the proceeds of sale thereof as may be required to discharge the obligations of the Holder(s) under clause 11.1.
11.3	The obligations of each Holder under clause 11.1 shall survive any termination of this Deed in whole or in part and any resignation or replacement of the Depositary and any Custodian.
11.4
Should any amount paid or payable under this Deed by a Holder be itself subject to tax in the hands of the recipient or be required by law to be paid under any deduction or withholding, relevant Holder(s) will be required to pay such sums as will after any such tax, deduction or withholding leave the recipient with the same amount as he would have had if no such tax had been payable and no deduction or withholding had been made and such payments and adjustments shall be made as may be necessary to give effect to this clause 11.4.

12   AGENTS

12.1	Subject to Clause 13.2, the Depositary may from time to time appoint one or more Agents on such terms as the Depositary may think fit to perform any obligations of the Depositary under this Deed and the Depositary may remove any such Agent.
12.2
In particular but without prejudice to the generality of clause 12.1, the Depositary shall be entitled to delegate by power of attorney or otherwise to any Agent, all or any of the powers, authorities and discretions vested in the Depositary by this Deed and such delegation may be made upon such terms and subject to such conditions, including the power to sub-delegate, as the Depositary may think fit.
12.3
Notice of any appointment or removal pursuant to clause 12.1 or any delegation pursuant to clause 12.2 shall, where such matter is in the opinion of the Depositary material to the Holders of COLT Depositary Interests, be given by or for the Depositary to the Holders.

13   RESIGNATION OF THE DEPOSITARY

13.1	The Depositary may resign as Depositary by giving at least 90 days' prior notice in writing to that effect to the Holders.
13.2
The resignation of the Depositary shall take effect on the date specified in such notice provided that no such resignation shall take effect until the appointment by the Depositary of a successor Depositary. The Depositary undertakes to use its reasonable endeavours to procure the appointment of a successor Depositary with effect from the date specified in such notice as soon as reasonably practicable following the giving of notice of resignation. Upon any such appointment and acceptance, notice thereof shall be given by or for the Depositary to the Holders as soon as reasonably practicable.
13.3
Upon the resignation of the Depositary (referred to in this clause 13.3 as the "Retiring Depositary") and against payment of all sums due to the Retiring Depositary under this Deed, the Depositary shall deliver to its successor as Depositary (the "Successor") sufficient information and records to enable the Successor efficiently to perform its obligations under this Deed and shall transfer to the Successor or to a Custodian or other Agent appointed by the Successor all Deposited Property held by the Retiring Depositary as trustee under this Deed. Upon the date when such resignation takes effect, any Custodian appointed by the Retiring Depositary shall be instructed by the Retiring Depositary to transfer to the Successor or to a Custodian or other Agent appointed by the Successor the Deposited Property held by it pursuant to this Deed.

14   TERMINATION OF DEED

14.1	The Depositary may terminate this Deed either in its entirety or in respect of one or more series of COLT Depositary Interests by giving not less that 90 days' prior notice to that effect to the Holders of the COLT Depositary Interests concerned.
14.2	Termination of this Deed for whatever reason shall be without prejudice to any and all accrued rights, obligations and liabilities of the Depositary and any Holder as at the date of termination.
14.3
During the period from the giving of such notice to the Holders until termination, each Holder shall be entitled to cancel each COLT Depositary Interest held by it and withdraw the Deposited Property related thereto in accordance with the terms of this Deed.
14.4	If any COLT Depositary Interests in respect of which this Deed is terminated remain outstanding after the date of termination, the Depositary shall as soon as reasonably practicable:
14.4.1	deliver the Deposited Property then held by it under this Deed in respect of each COLT Depositary Interest to the respective Holder; or, at its discretion;
14.4.2	sell all or part of such Deposited Property;
14.4.3	request the Operator to remove the relevant COLT Depositary Interests from the CREST system; and
14.4.4
following any such removal shall not register transfers of the relevant COLT Depositary Interests, pass on dividends or distributions or take any other action in respect of such Deposited Property, except that it shall, as soon as reasonably practicable, deliver the net proceeds of any such sale, after deducting any sums then due to the Depositary, together with any other cash then held by it under this Deed, pro rata to Holders in respect of their COLT Depositary Interests. After making such sale, the Depositary shall without prejudice to clause 14.2 be discharged from all obligations under this Deed, except its obligation to account to Holders for such net proceeds and other cash comprising the Deposited Property without interest.
14.5	For the avoidance of doubt, any obligations of a Holder to make payments to the Depositary shall survive any such termination.

15   AMENDMENT OF DEED

15.1	All and any of the provisions of this Deed (other than this clause) may at any time and from time to time be amended or supplemented by the Depositary in any respect which it may deem necessary or desirable by a deed supplemental to this Deed.
15.2
Notice of any amendment or supplement, other than an amendment or supplement of a minor or technical nature which does not in the reasonable opinion of the Depositary materially affect the interests of the Holders of COLT Depositary Interests concerned, shall be given by or for the Depositary to the Holders 30 days prior to the amendment or supplement taking effect, except in circumstances where such an amendment or supplement is required for compliance with any applicable law, in which case, notice shall be given by or for the Depositary to the Holders as soon as practicable after the Depositary is made aware that such amendment or supplement is required.
15.3
Any amendment or supplement which shall, in the reasonable opinion of the Depositary, be materially prejudicial to the interests of the Holders as a whole shall only be made following consultation with COLT and shall not take effect until 40 days after service of notice on the Holders at which time the Holders shall be deemed to have accepted the amendment or supplement.
15.4
The Depositary shall not be obliged to have regard to the consequences for the Holders of any proposed amendment or supplement to this Deed or the exercise of any power conferred on the Depositary by this Deed except to the extent expressly provided in this Deed.

16   FURTHER ACKNOWLEDGEMENTS

16.1	The Holder shall be deemed to acknowledge and agree with the Depositary that:
16.1.1
the Depositary has no responsibility for the operation or non-operation of the CREST system; accordingly, the Depositary shall be entitled without further enquiry to execute or otherwise act upon instructions or information or purported instructions or information received by means of the CREST system notwithstanding that it may afterwards be discovered that such instructions or information were not genuine or were not initiated by the Operator, a CREST member or other person authorised to give them. Any such execution or action by the Depositary shall, save in the case of wilful default or negligent disregard of its obligations, constitute a good discharge to the Depositary, which shall not be liable for any Liabilities suffered or incurred by the Holder or any other person arising in whatever manner directly or indirectly from and/or as a result of such execution or action;
16.1.2
the Depositary and the Custodian rely on COLT and/ or the Share Registrar to supply information relating to cash distributions, corporate actions, forthcoming meetings of the holders of those securities and other matters having a bearing on the rights of persons holding COLT Depositary Interests representing COLT Securities and, accordingly, the content of the information made available to Holders and the time at which such information is available will reflect the content of and timing of the supply of information to the Depositary, the Custodian or its nominee, for which no responsibility is accepted;
16.1.3	the Holder shall not cause or endeavour to cause the Depositary, the Custodian or its nominee to make or assert any right or claim whatsoever against the Operator or COLT or its officers;
16.1.4
the Depositary and the Custodian may hold Holders' money entitlements in client bank accounts outside the UK on a pooled basis pending distribution and such money may not be protected as effectively as money held in a bank account in the UK and, in particular, the relevant bank may be entitled to combine funds held in a client bank account with any other account of the Depositary or the Custodian or to exercise any right of set-off or counterclaim against money held in a client bank account in respect of any sum owed to it on any other account by the Depositary or the Custodian;
16.1.5
the Depositary undertakes to take reasonable care in the selection and continued use of any person who provides banking and related services in connection with the Deposited COLT Securities but neither the Depositary nor the Custodian is responsible for the acts or omissions of any such person and the Holder further acknowledges and agrees that any such person is responsible only to any or both of the Depositary and the Custodian and undertakes to take no action to recover damages, compensation or payment or remedy of any other nature from any such person; and
16.1.6	nothing in this Deed shall prevent the Depositary carrying out nominee or Depositary services for anybody else.

17   STAMP DUTY RESERVE TAX

17.1	The Holder shall be deemed to agree and acknowledge with the Depositary that:
17.1.1
stamp duty reserve tax ("SDRT") may not be payable on agreements to transfer certain COLT Depositary Interests by virtue of the Stamp Duty Reserve Tax (UK Depositary Interests in Foreign Securities) Regulations 1999; and
17.1.2
it is the responsibility of the Holder, and not the Depositary or any other person, to ensure that any COLT Depositary Interests which the Holder is proposing to acquire or dispose of by means of the CREST system and which are identified by the CREST system as being exempt from the charge to SDRT on their transfer are so exempt.
17.2	The Holder shall be deemed to undertake to the Depositary:
17.2.1
to notify the Operator and the Depositary forthwith if COLT Depositary Interests which the Holder is proposing to acquire or dispose or by means of the CREST system and which are identified by the CREST system as being exempt from the charge to SDRT on their transfer are not so exempt; and

17.2.2
to pay to the Operator any SDRT and any interest, charges or penalties in relation to late or non-payment of SDRT arising directly or indirectly from any agreement of the Holder to acquire or dispose of COLT Depositary Interests or COLT Securities represented or to be represented by COLT Depositary Interests which are not exempt for whatever reason from the charge to SDRT on their transfer and to hold the Depositary harmless from any and all Liabilities arising from or incurred in connection therewith.
17.3
For the purposes of this clause 17, a CREST member will be taken to be proposing to acquire COLT Depositary Interests or to have entered into an agreement to acquire COLT Depositary Interests if he acquires COLT Depositary Interests from another CREST member or if the COLT Depositary Interests are to be issued to him and to be proposing to dispose of COLT Depositary Interests or to have entered into an agreement to dispose of COLT Depositary Interests if he disposes of COLT Depositary Interests to another CREST member or if the COLT Depositary Interests would, as a result, be cancelled.

18   REGULATORY REQUIREMENTS

18.1	The Depositary is regulated in the conduct of its investment business (which for these purposes is taken to refer to the safeguarding and administration of the holdings of COLT Securities in the manner described in this Deed) by FSA. The following further provisions apply in relation to such investment business.
18.2	The Holder may give instructions to the Depositary in the manner described in this Deed. The Depositary will not specifically acknowledge such instructions.
18.3
The Depositary has established procedures in accordance with the requirements of FSA for the effective consideration of complaints by Holders. All formal complaints should be made in writing to the compliance officer of the Depositary at the registered office address of the Depositary from time to time. In addition, Holders have a right of complaint direct to The Investment Ombudsman.
18.4	A statement is available from the Depositary describing Holders' rights to compensation if the Depositary is unable to meet its liabilities.
18.5	None of the Depositary, the Custodian or its nominee shall:
18.5.1	arrange for any COLT Securities or other Deposited Property to be lent to any other person; or
18.5.2	charge in favour of any other person any such property as security.

19   DISCLOSURE OF OWNERSHIP

19.1	The Depositary may from time to time require from any Holder or former or prospective Holder:
19.1.1
information as to the capacity in which such Holder owns or owned COLT Depositary Interests and regarding the identity of any other persons then or previously interested in such COLT Depositary Interests and the nature of such interests; and
19.1.2
evidence or declaration of nationality or residence of the legal or beneficial owner(s) of COLT Depositary Interests registered or to be registered in his name and such information as is required for the transfer of the relevant COLT Securities to the Holder;

and such other information as may be necessary or desirable for the purposes of this Deed or any other agreement or arrangement relating to the CREST system. Each Holder agrees to provide any such information requested by COLT or the Depositary and consents to the disclosure of such information by the Depositary or custodian to the extent necessary or desirable to comply with their respective legal or regulatory obligations.
19.2
To the extent that provisions of or governing any COLT Securities, the Articles of Association of COLT or applicable law may require the disclosure to COLT of, or limitations in relation to, beneficial or other ownership of COLT Securities or other securities, the Holders of COLT Depositary Interests shall comply with COLT " instructions in respect of such disclosure or limitation, as may be forwarded to them from time to time.

20   NOTICES

Any notice shall be in writing and signed by or on behalf of the person giving it. Except in the case of personal service, any such notice shall be sent or delivered to the party to be served, in the case of the Depositary, at the address set out above and marked for the attention of the Company secretary and, in the case of a Holder, at the address set out in the COLT Depositary Interest Register. Any alteration in the details of the party to be served shall, to have effect, be notified to the other party in accordance with this clause. Service of a notice must be effected by one of the following methods:
20.1	personally on a Holder (if a natural person) or on the director or the secretary of any Holder or any other party and shall be treated as served at the time of such service;
20.2
by prepaid first class post (or by airmail if from one country to another) and shall be treated as served on the second (or if by airmail the fourth) business day after the date of posting. In proving service it shall be sufficient to prove that the envelope containing the notice was correctly addressed, postage paid and posted;
20.3	by delivery of the notice through the letterbox of the party to be served and shall be treated as served on the first business day after the date of such delivery; or
20.4	if by fax when received in a legible form.

21   SEVERABILITY

21.1	If at any time any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Deed.

22   COPIES OF DEED

22.1	A Holder shall be entitled to one copy of this Deed upon payment of a reasonable copying charge upon written request made to the Depositary.

23   GOVERNING LAW AND JURISDICTION

23.1	This Deed and the COLT Depositary Interests shall be governed by and construed in accordance with English law.
23.2
For the benefit of the Depositary, the Holder shall be deemed to irrevocably agree that the courts of England shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement. For such purposes, the Holder irrevocably submits to the jurisdiction of the courts of England.
23.3
The Holder irrevocably waives any objection which it might have to the courts referred to in clause 23.2 being nominated as the forum to hear and determine any suit, action or Proceedings, and to settle any disputes, which may arise out of or in connection with this Agreement and agrees not to claim any such court is not a convenient or appropriate forum.
23.4
The submission to the jurisdiction of the courts referred to in clause 23.2 shall not (and shall not be construed so as to) limit the rights of the Depositary to take Proceedings against the Holder in any other court of competent jurisdiction nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdictions, whether concurrently or not.

24   OVERRIDING PROVISIONS

24.1	For so long as the COLT Depositary Interests remain a participating security in CREST, no provision of this Deed or of any other instrument relating to the COLT Depositary Interests shall apply or have effect to the extent that it is in any respect inconsistent with:
24.1.1	the holding of the COLT Depositary Interests in uncertificated form;

24.1.2	the transfer of title to the COLT Depositary Interests by means of a relevant system; or
24.1.3	the Regulations.
24.2	Without prejudice to the generality of clause 24.1 and notwithstanding anything contained in this Deed or any such instrument:
24.2.1	all COLT Depositary Interest Registers shall be maintained at all times in the United Kingdom;
24.2.2	COLT Depositary Interests may be issued in uncertificated form in accordance with and subject as provided in the Regulations;
24.2.3	title to the COLT Depositary Interests which are recorded on a COLT Depositary Interest Register as being held in uncertificated form may be transferred by means of the relevant system concerned;
24.2.4	the Depositary shall comply with the provisions of Regulations 25 and 26 in relation to the COLT Depositary Interests;
24.2.5	Regulation 41 may be applied by the Depositary where relevant; and
24.2.6	a number of persons up to but not exceeding four may be registered as joint holders of any COLT Depositary Interest.

THIS DOCUMENT HAS BEEN DULY EXECUTED AS A DEED BY THE PARTY SET OUT BELOW AND DELIVERED ON THE DATE SET OUT AT THE FRONT OF THIS AGREEMENT.

Executed as a deed by COMPUTERSHARE INVESTOR SERVICES PLC acting by two directors or by one director and the secretary	) ) ) ) )	Director Director/Secretary

DEFINITIONS

The following definitions apply throughout this Prospectus unless the context requires otherwise:

"Admission"	admission to the Official List and to trading on the London Stock Exchange's main market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards;
"Admission and Disclosure Standards"	the rules issued by the London Stock Exchange in relation to the admission to trading of, and continuing requirements for, securities admitted to the Official List;
"ADS Depositary"	the depositary under the COLT ADS Deposit Agreement, which is currently the Bank of New York;
"Application Form"	the application form, where relevant, accompanying this document on which Qualifying non-CREST Shareholders may apply for Open Offer Shares under the Open Offer;
"Board"	the board of directors of COLT S.A., as the context may require, from time to time;
"Business Day"	a day (excluding Saturdays, Sundays and public holidays) on which banks are generally open for business in London and on which the London Stock Exchange is open for the transaction of business;
"Calculation Period"	the period of five Trading Days ending on the Price Determination Date;
"certificated" or "in certificated form"	a share or other security which is not in uncertificated form (that is, not in CREST);
"Circular"	the circular to COLT shareholders dated on or around the date of this Prospectus, relating to the Scheme;
"City Code"	the City Code on Takeovers and Mergers issued by or on behalf of the Panel on Takeovers and Mergers;
"CLF" or "Selling Shareholder"	COLT Lux Finance S.à r.l.;
"Closing Date"	11.00 a.m. on 30 June or such later time and date which is the latest time and date for receipt of completed Application Forms and payment under the Open Offer;
"Closing Price"	the closing middle market quotation of a COLT Share, as published in the Daily Official List;
"COLT"	COLT Telecom Group plc incorporated in England and Wales with registered number 3232904;
"COLT ADR"	an American depositary receipt, each evidencing title to one or more COLT ADSs;
"COLT ADS"	an American depositary share, each representing 4 COLT Shares, issued by the ADS Depositary in accordance with the COLT Deposit Agreement;
"COLT ADS Deposit Agreement"
the deposit agreement amended and restated as of 1 December 1999 among COLT, the ADS Depositary and the owners and holders of COLT ADRs from time to time (and, with effect from the date of such amendment, as further amended as described in paragraph 5 of Part III of this document);

"COLT Articles"	the articles of association of COLT as at the date of this document;
"COLT Board"	the board of directors of COLT, from time to time;
"COLT Directors"	the directors of COLT;
"COLT EGM"	the extraordinary general meeting of the holders COLT Shares to be held in connection with the Scheme, and any adjournment thereof;
"COLT Gibraltar"	COLT Telecom (Gibraltar) 2 Limited;
"COLT Group"	COLT and its subsidiaries (as defined in the Companies Act);
"COLT Option Plan"	the COLT Telecom Group Share Plan;
"COLT S.A." or the "Company"	COLT Telecom Group S.A., incorporated in Luxembourg with registered number R.C.S. Luxembourg B115679;
"COLT S.A. Articles"	the articles of association of COLT S.A., as amended from time to time;
"COLT S.A. DIs"	DIs to be issued by the Depositary in respect of the Scheme Shares or the Open Offer Shares each representing an entitlement to one COLT S.A. Share;
"COLT S.A. Group"	COLT S.A. and its subsidiaries and associated undertakings including, on or after the implementation of the Scheme, the COLT Group;
"COLT S.A. Scheme Shares"	the new COLT S.A. Shares to be allotted and issued pursuant to the Scheme;
"COLT S.A. Share Schemes"
the COLT Telecom Group S.A. Share Grant Plan, the COLT Telecom Group S.A. Share Option Plan, the COLT Telecom Group S.A. Deferred Share Bonus Plan, the COLT Telecom Group S.A. Share Incentive Plan and the COLT Telecom Group S.A. SAYE Share Option Plan;
"COLT S.A. Shareholders"	the holders of COLT S.A. Shares;
"COLT S.A. Shares"	the ordinary shares of 1.25 euro each in the capital of COLT S.A.;
"COLT Savings-Related Scheme"	the COLT Telecom Group Savings-Related Share Option Scheme;
"COLT Scheme Shares"	(i) all COLT Shares in issue at the date of the Scheme and any remaining in issue at the Scheme Record Time;
(ii) any additional COLT Shares in issue 48 hours prior to the Court Meeting at which the Scheme is approved and remaining in issue at the Scheme Record Time; and

(iii) all (if any) further COLT Shares which may be in issue immediately prior to confirmation by the Court of the reduction of capital provided for under the Scheme in respect of which the original or any subsequent holders shall be bound or shall have agreed in writing by such time to be bound by the Scheme and remaining in issue at the Scheme Record Time;
"COLT Share Schemes"
means the COLT Telecom Group Share Plan, the COLT Telecom Group Savings-Related Share Option Scheme, the COLT Savings-Related Share Option Scheme (International Section), the COLT Savings-Related Share Option Scheme (Ireland) and the COLT Deferred Bonus Plan;

"COLT Shareholders"	the holders for the time being of COLT Shares;
"COLT Shares"	the ordinary shares of 2.5 pence each in the capital of COLT;
"COLT Special Stock Grant"	the grant of COLT Shares under the unapproved section of the COLT Option Plan;
"Combined Code"	the Combined Code on Corporate Governance annexed to the Listing Rules;
"Companies Act"	the Companies Act 1985, as amended;
"Companies Law"	the Luxembourg Law on Commercial Companies dated 10 August 1915, as amended;
"Court"	the High Court of Justice of England and Wales;
"Court Hearing"	the hearing by the Court of the petition to sanction the Scheme;
"Court Meeting"
the meeting of the COLT Shareholders convened by order of the Court pursuant to section 425 of the Companies Act to consider and, if thought fit, approve the Scheme, and any adjournment of that meeting;
"Court Order"	the order of the Court sanctioning the Scheme and confirming the reductions of capital and share premium involved therein;
"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the operator (as defined in the Regulations);
"CREST Manual"	the CREST manual issued by CRESTCo in July 2004, as amended from time to time;
"CREST member"	a person who has been admitted by CRESTCo as a system-member (as defined in the Regulations);
"CREST member account ID"	the identification code or number attached to a member account in CREST;
"CREST participant"	a person who is, in relation to CREST, a system-participant (as defined in the Regulations);
"CREST participant ID"	the identification code or number used in CREST to identify a particular CREST member or the CREST participant;
"CREST Requirements"	the requirements of CRESTCo applicable to the relevant issuer, user or participant in CREST. as described in the CREST Glossary of terms issued by CRESTCo;
"CREST sponsor"	a CREST participant admitted to CREST as a CREST sponsor;
"CREST sponsored member"	a CREST member admitted to CREST as a sponsored member;
"CRESTCo"	CRESTCo Limited;
"CSSF"	Commission de Surveillance du Secteur Financier;
"Daily Official List"	the Daily Official List of the London Stock Exchange;
"Deed Poll"	the deed poll dated 28 April 2006 executed by the Depositary in favour of the holders of COLT S.A. DIs from time to time;
"Depositary" or "Computershare"	Computershare Investor Services PLC;
"Depositary Agreement"	the agreement for the provision of depositary services and custody services in respect of the COLT S.A. DIs dated 28 April 2006 between Computershare and COLT S.A.;

"Depositary Interests" or "DIs"	the dematerialised depositary interests;
"Deutsche Bank"	Deutsche Bank AG, London Branch;
"Directors"	the directors of COLT S.A. from time to time;
"Disclosure Rules"	the Disclosure Rules made by the UK Listing Authority;
"EBIT"	earnings before interest and tax;
"EBITDA"	earnings before interest, tax, depreciation, amortisation, foreign exchange, exceptional items and profit on repurchase of debt;
"EC Treaty"	the Treaty establishing the European Community;
"enabled for settlement"
in relation to Open Offer Entitlements, enabled for the limited purpose of settlement of claim transactions and unmatched stock even transactions (each as described in the CREST Manual issued by CRESTCo);
"EU"	European Union;
"euro" or "€"	the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the treaty establishing the European Community;
"Exchange Act"	United States Securities Exchange Act of 1934, as amended;
"Excluded Holder"
a Qualifying Shareholder who is a citizen, resident or national of any jurisdiction outside the United Kingdom with a registered address in Australia, Canada, Japan or New Zealand or any other jurisdiction where the extension and availability of the Open Offer would breach any applicable law or regulation;
"Excluded Territories"	Australia, Canada, Japan or New Zealand and any other jurisdictions where the extension or availability of the Open Offer would breach any applicable law or regulation;
"Existing COLT Shares"	the COLT Shares in issue at the Open Offer Record Date;
"Fidelity Parties"
means (as relevant) FMR, FILP and related FMR employee partnerships, FIL, The Colt Inc. Annuity Trusts, each of their respective subsidiaries and affiliates, and charities founded by certain of the foregoing entities or certain of their shareholders (such charities being currently, the Edward C. Johnson Fund, the FIL Foundation, the Fidelity Foundation and the Fidelity Non-Profit Management Foundation) that have elected to act in concert with such entities in relation to their holdings in COLT but excluding members of the COLT Group (or the COLT S.A. Group following the implementation of the Scheme) and references to the "holdings" of the Fidelity Parties in COLT include all COLT Shares beneficially owned by the Fidelity Parties or in respect of which the Fidelity Parties have control over such voting rights;
"FIL"	Fidelity International Limited;
"FILP"	Fidelity Investors Limited Partnership;
"FMR"	FMR Corp.;
"FSMA"	the Financial Services and Markets Act 2000;
"GAAP"	Generally Accepted Accounting Principles;
"IFRIC"	International Financial Reporting Interpretation Committee;

"IFRS"	International Financial Reporting Standards;
"Listing Rules"	the listing rules made by the UK Listing Authority;
"Loan Facility"	the agreement dated 5 May 2006 between CLF, FMR and FIL relating to the £100 million facility to be made available to CLF, subject to the terms and conditions of that agreement, by FMR and FIL;
"London Stock Exchange"	London Stock Exchange plc;
"Luxembourg GAAP"	generally accepted accounting principles in Luxembourg;
"member"	a member of the Company, and "members" shall be construed accordingly;
"Member States"
the member states in the EU from time to time, currently, Austria, Belgium, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Slovakia, Slovenia, Spain, Sweden and the UK;
"Model Code"	the Model Code on restrictions on dealings in the securities of a listed company annexed to the Listing Rules;
"Money Laundering Regulations"	the Money Laundering Regulations 2003;
"Morgan Stanley"	Morgan Stanley & Co. International Limited;
"Notes"	the 2007 Notes, 2008 Notes and the 2009 Notes;
"Offer Price"	the sale price of the Open Offer Shares to be determined at the end of the Calculation Period as described in paragraph 1.1 of Part IX of this document;
"Official List"	the Official List of the UK Listing Authority;
"Open Offer"
the offer by the Selling Shareholder, a wholly-owned subsidiary of COLT S.A., to Qualifying Shareholders (other than US Holders and Excluded Holders) to apply for Open Offer Shares on the terms and conditions set out in this document and in the case of Qualifying non-CREST Shareholders in the Application Form;
"Open Offer Entitlements"
an entitlement to purchase 20 pence worth of Open Offer Shares at the Offer Price allocated to a Qualifying Shareholder pursuant to the Open Offer on the basis of one Open Offer Entitlement for every Existing COLT Share;
"Open Offer Record Date"	the close of business in London on 2 May 2006;
"Open Offer Shares"
the COLT S.A. Shares to be sold pursuant to the Open Offer, the COLT S.A. Shares which may be the subject of the US Private Placement and all other COLT S.A. Shares to be purchased under the Purchase Agreement;
"Overseas Shareholder"	a Qualifying Shareholder who is a citizen, resident or national of any jurisdiction outside the United Kingdom;
"Pre-Emption Guidelines"	the pre-emption guidelines supported by the Association of British Insurers and the National Association of Pension Funds;
"Price Determination Date"	the date on which the Offer Price is determined, expected to be 23 June 2006;
"Proposed Directors"	Jean-Yves Charlier, Hans Eggerstedt, Robert Hawley, Timothy T. Hilton, John Remondi and Richard Walsh;

"Prospectus Directive"
Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 on the Prospectus to be published when securities are to be offered to the public or admitted to trading and amending Directive 2001/34/EC;
"Prospectus Regulation"	Regulation (EC) No 809/2004 of 29 April 2004 implementing the Prospectus Directive;
"Purchase Agreement"	the Purchase Agreement dated 5 May 2006 between CLF, COLT S.A., COLT, FMR and FIL;
"Qualified Institutional Buyer"	has the meaning ascribed to it by Rule 144A under the Securities Act;
"Qualifying CREST Shareholders"	Qualifying Shareholders whose ordinary shares on the register of members of COLT at the Open Offer Record Date are in uncertificated form;
"Qualifying non-CREST Shareholders"	Qualifying Shareholders whose ordinary shares on the register of members of COLT at Open Offer Record Date are in certificated form;
"Qualifying Shareholders"	shareholders on the register of members of COLT at the Open Offer Record Date;
"Receiving Agent"	Lloyds TSB Registrars;
"Registrar"	Computershare Investor Services (Channel Islands) Ltd.;
"Regulatory Information Service" or "RIS"	a regulatory information service that is approved by the Financial Services Authority;
"Regulation S"	Regulation S of the Securities Act;
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755);
"Relationship Agreement"	the relationship agreement dated 5 May 2006 between FMR, FILP, FIL and COLT S.A.;
"Reporting Accountant of COLT and COLT S.A."	PricewaterhouseCoopers LLP, of 1 Embankment Place, London WC2N 6RH;
"Scheme"
the proposed scheme of arrangement under section 425 of the Companies Act between COLT and holders of Scheme Shares including any modification, addition or condition approved by the Court, details of which are set out in the Circular;
"Scheme Effective Date"	the date on which the Scheme becomes effective in accordance with its terms;
"Scheme Record Time"	6.00 p.m. on the Business Day immediately prior to the Scheme Effective Date;
"Securities Act"	the United States Securities Act of 1933, as amended;
"Selling Shareholder"	CLF;
"SG&A expenses"	selling, general and administrative expenses;
"Shareholders"	holders of COLT S.A. Shares;
"Sterling" or "£"	the unit of currency of the United Kingdom;
"stock account"	an account within a member account in CREST to which a holding of a particular share or other security in CREST is credited;

"Strategic Markets"	Austria, Belgium, Denmark, Ireland, Italy, The Netherlands, Portugal, Spain, Sweden and Switzerland;
"Takeover Directive"	Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 on takeover bids;
"Takeover Panel"	the Panel on Takeovers and Mergers;
"Trading Day"	day (excluding Saturdays, Sundays and public holidays) on which the London Stock Exchange is open for the transaction of business;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority"
the Financial Services Authority, in its capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functions in respect of the admission of securities to the Official List other than in accordance with Part VI of FSMA;
"UK GAAP"	generally accepted accounting principles in the United Kingdom;
"uncertificated" or "in uncertificated form"	a share or other security recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST;
"US", "USA" or "United States"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction;
"US Holder"
a Qualifying Shareholder with a registered address in or who is a resident in the United States, its territories or possessions or who is otherwise considered a US person (as defined in Regulation S under the US Securities Act or under the US Internal Revenue Code and related Treasury regulations);
"US Private Placement"
the possible sale by the Selling Shareholder (in its sole and absolute discretion) to certain US Holders at a price equal to the Offer Price of such number of Open Offer Shares as is equivalent to the number of Open Offer Shares such US Holder would have been entitled to acquire under the Open Offer had it not been excluded from participating in the Open Offer because it was a US Holder;
"Voting Record Time"	6.00 p.m. on the day prior to the day immediately before the Court Meeting or any adjournment thereof (as the case may be);
"2003 Annual Report"	the Annual Report and Accounts of the COLT Group dated 24 February 2004 for the year ended 31 December 2003;
"2004 Annual Report"	the Annual Report and Accounts of the COLT Group dated 23 February 2005 for the year ended 31 December 2004;
"2007 Notes"	the 2 per cent. senior convertible notes due 2007 issued by COLT;
"2008 Notes"	the 7.625 per cent. senior notes due 2008 issued by COLT; and
"2009 Notes"	the 7.625 per cent. senior notes due 2009 issued by COLT.

For the purposes of this Prospectus, "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act).

GLOSSARY

The following definitions apply throughout this Prospectus, unless the context requires otherwise:

"ADSL"	Asymmetric Digital Subscriber Line. Technology used to carry data at higher speeds than usual over ordinary phone lines which can also be used for voice transmissions at the same time;
"ADSL Bitstream"	ADSL Bitstream is a broadband access service using ADSL;
"DCS"	Data Centre Services, a division of the COLT Group which provides infrastructure and services to support enterprise IT needs;
"DSL"	Digital Subscriber Line is a technology for bringing high bandwidth information to the customer using ordinary copper telephone wires and offers a family of digital telecommunications protocols;
"Ethernet"	a local area network (LAN) protocol used to connect computers, printers, workstations and other devices within the same building;
"GHz"	Gigahertz;
"IEEE"
Institute of Electrical and Electronics Engineers. An organisation of engineers, scientists and students involved in electrical, electronics and related fields. It also functions as a publishing house and standards-making body;
"IN"/"Intelligent Networking"
telecommunications network where parts of the software for the services are withdrawn from the exchanges and put into a few nodes. This makes it easier to switch services as required and users can received offers of tailor-made services. New services can be introduced quickly;
"IP"	Internet Protocol. The set of standards that control communications activity on the internet, ensuring that data goes where it is supposed to, i.e. between two IP Addresses;
"IP-VPN"
Internet Protocol-Virtual Private Network. An overlay network of secured (encrypted) links whose end-use nodes constitute a closed group, with nodes accessing the network via the Internet Protocol (IP); See also definitions of "IP" and VPN" in this glossary;
"IT"	information technology;
"LAN"	Local Area Network. A network connecting computers and word processors and other electronic office equipment to create a communication system between offices;
"MAN"
Metropolitan Area Network. A data network designed for a town or city. MANs are larger than local-area networks (LANs). MANs are usually characterised by very high-speed connections using fibre optical cable or other digital media;
"non-switched services"	services involving a fixed communication link between specific locations and includes managed and non-managed network and bandwidth services;
"NRA"	National Regulatory Agency;

"PTO"	Public Telecommunications Operator. National body responsible for telecommunications services and regulated or controlled by the government;
"Reseller"	a third party entity which sells COLT products to its customers;
"Reseller Connect"
Product offered by COLT—enables Resellers to provide telecoms service to their end-customers without having their own switching and network infrastructure. Reseller's end-customers make telephone calls to national international and mobile destinations by indirectly accessing the COLT network via their existing telephone lines and existing telephone numbers. The service also supports fax and modem communications and integrated services digital network (ISDN) data connections to most destinations in the world;
"SMP"
significant market power, which exists if a provider, individually or jointly with others, enjoys a position equivalent to dominance, is in a position of economic strength which allows it to operate independently of competitors, customers and consumers (Article 142(2) of the EC Framework Directive);
"SWIFT"	The Society for Worldwide Interbank Financial Telecommunication runs a worldwide network by which messages concerning financial transactions are exchanged among banks and other financial institutions;
"Switched Services"	services involving the transmission of voice, data or video to wherever the end-user or carriers choose to send it;
"VoIP"
VoIP (also known as Voice over IP, IP Telephony and Internet telephony), refers to technology that enables routing of voice conversations over the Internet or any other IP network (e.g. private managed networks);
"VPN"
Virtual Private Network. A way to use a public telecommunication infrastructure, such as the Internet, to provide remote offices or individual users with secure access to their organisation's network. VPNs send data over the public Internet through secure "tunnels";
"WiMax"
Worldwide interoperability for Microwave Access. A certificate mark for products that pass certain tests for performance standards for the supply of broadband wireless connectivity to fixed and mobile users.